Form 40-F
period 2020-12-31
Greenbrook TMS Inc.
filed 2021-03-30
CIK 1735948

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

December 31, 2020	001-40199
For the fiscal year ended	Commission File Number

Greenbrook TMS Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	8093	98-1512724
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(416) 322-9700

(Address and telephone number of Registrant’s principal executive offices)

TMS NeuroHealth Centers Inc.

8401 Greensboro Drive, Suite 425

Tysons Corner, Virginia

22102

(416) 322-9700

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Shares, no par value	GBNH	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,502,477

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare reports it files with the United States Securities and Exchange Commission (the “SEC” or the “Commission”) in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant currently prepares its financial statements, which are filed as exhibits to this Annual Report on Form 40-F (this “Annual Report on Form 40-F”) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and as a result, they may differ from financial statements filed by United States companies.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(3) of Form 40-F, the following documents that are filed as exhibits to this Annual Report on Form 40-F are incorporated herein by reference:

•	Exhibit 99.1, Annual Information Form of the Registrant for the fiscal year ended December 31, 2020 (the “Annual Information Form”);

•	Exhibit 99.2, Consolidated financial statements of the Registrant, including the notes thereto, together with the independent auditor’s report thereon, for the fiscal years ended December 31, 2020 and 2019; and

•	Exhibit 99.3, Management’s discussion and analysis of the Registrant for the fiscal year ended December 31, 2020 (the “MD&A”).

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of KPMG LLP, the Registrant’s independent auditor.

DISCLOSURE CONTROLS AND PROCEDURES

The information relating to the Registrant’s disclosure controls and procedures and management’s evaluation thereof that is included under the heading “Disclosure Controls & Procedures and Internal Control Over Financial Reporting—Disclosure Controls & Procedures” in the MD&A is hereby incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting, or an attestation report of the Registrant’s registered public accounting firm, pursuant to the Sarbanes-Oxley Act of 2002 due to a transition period established by rules of the SEC for newly public companies.

The information relating to the Registrant’s internal control over financial reporting that is included under the heading “Disclosure Controls & Procedures and Internal Control Over Financial Reporting—Internal Controls over Financial Reporting” in the MD&A is hereby incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information relating to changes in the Registrant’s internal control over financial reporting that is included under the heading “Disclosure Controls & Procedures and Internal Control Over Financial Reporting—Internal Controls over Financial Reporting” in the MD&A is hereby incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Conduct”) which is applicable to all directors, officers and employees. All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to any of the officers covered by it, will be promptly posted on the Registrant’s website and provided in print to any shareholder who requests them. The Company’s Code of Conduct is located on its website at www.greenbrooktms.com under the heading “Investor Relations—Governance”.

AUDIT COMMITTEE INFORMATION

The Board of Directors of the Registrant (the “Board”) has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of the date of this Annual Report on Form 40-F, the Audit Committee is comprised of Adrienne Graves, Frank Tworecke and chair Colleen Campbell, each of whom is independent under the Nasdaq rules applicable to listed companies (the “Nasdaq Stock Market Rules”) and Rule 10A-3 under the Exchange Act. In addition, the Board has determined that Colleen Campbell is an “audit committee financial expert” within the meaning of the rules of the SEC. The information provided under the heading “Directors and Executive Officers—Audit Committee” in the Annual Information Form is hereby incorporated by reference herein.

A copy of the written charter of the Audit Committee adopted by the Board of the Registrant appears as Appendix A to the Annual Information Form, and is also available on the Registrant’s website at www.greenbrooktms.com, under the heading “Investor Relations—Governance”.

AUDIT FEE DISCLOSURE

The information relating to the Registrant’s principal accountant fees and services and the pre-approval policies and procedures of the Registrant’s Audit Committee that is included under the heading “Directors and Executive Officers—External Auditor Service Fee” in the Annual Information Form is hereby incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq Stock Market Rules must disclose the ways in which its corporate governance practices differ from those followed by domestic companies.

The Registrant follows the listing rules of the Toronto Stock Exchange in respect of private placements instead of the requirements of the Nasdaq Stock Market Rules to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Registrant and certain acquisitions of the shares or assets of another company).

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities registered pursuant to Form 40-F.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GREENBROOK TMS INC.

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President and Chief Executive Officer

Date: March 30, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report on Form 40-F:

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2020
99.2	Consolidated financial statements for the fiscal years ended December 31, 2020 and 2019
99.3	Management’s discussion and analysis for the fiscal years ended December 31, 2020 and 2019
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*To be filed by amendment within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.