Form 40-F/A
period 2020-12-31
Greenbrook TMS Inc.
filed 2021-04-21
CIK 1735948

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

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

TMS NeuroHealth Centers Inc.

8401 Greensboro Drive, Suite 425

Tysons Corner, Virginia

22102

(416) 322-9700

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Shares, no par value	GBNH	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,502,477

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Greenbrook TMS Inc. (the “Registrant”) is filing this Form 40-F/A to the Registrant’s Annual Report on Form 40-F, dated March 30, 2021 (the “Form 40-F”), for the sole purpose of submitting the interactive data exhibits to the Form 40-F as required by General Instruction B.(15)(a) of Form 40-F and Rule 405 of Regulation S-T. Such interactive data was omitted from the Registrant’s timely filed Form 40-F in accordance with the 30-day grace period provided under Rule 405 of Regulation S-T.

No other changes have been made to the Form 40-F. This Form 40-F/A speaks as of the original time of filing the Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment no. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GREENBROOK TMS INC.

By:	/s/ Bill Leonard
	Name:	Bill Leonard
	Title:	President and Chief Executive Officer

Date: April 21, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report on Form 40-F:

Exhibit No.	Description
99.1*	Annual Information Form for the year ended December 31, 2020
99.2*	Consolidated financial statements for the fiscal years ended December 31, 2020 and 2019
99.3*	Management’s discussion and analysis for the fiscal years ended December 31, 2020 and 2019
99.4*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of KPMG LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page interactive data file

* Previously filed.