Form 20-F
period 2021-12-31
Greenbrook TMS Inc.
filed 2022-04-01
CIK 1735948

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ____________ to ____________________

Commission file number: 001-40199

Greenbrook TMS Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Ontario, Canada

(Jurisdiction of incorporation or organization)

890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4

(Address of principal executive offices)

Bill Leonard, Chief Executive Officer; Tel: (416) 322-9700

890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4
(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	GBNH	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 17,801,885 common shares as of December 31, 2021

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes     ☐   No    ☒

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes    ☐    No    ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes    ☒   No    ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes   ☒    No   ☐

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item Registrant has elected to follow.    Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐   No   ☒

GENERAL MATTERS

In this Annual Report on Form 20-F (this “Annual Report”), unless otherwise noted or the context requires: (a) all references to the “Company”, “Greenbrook”, “we”, “us” or “our” refer to Greenbrook TMS Inc. together with our subsidiaries, on a consolidated basis, as of the date hereof; (b) all references to “federal” refer to the departments and agencies of the federal government of the United States of America (“United States” or “U.S.”); and (c) the defined terms below shall have the following meanings, respectively:

“Fiscal 2019” means our financial year ended December 31, 2019.

“Fiscal 2020” means our financial year ended December 31, 2020.

“Fiscal 2021” means our financial year ended December 31, 2021.

“Q4 2021” means our financial quarter for the three-month period ended December 31, 2021.

“Q3 2021” means our financial quarter for the three-month period ended September 30, 2021.

“Q4 2020” means our financial quarter for the three-month period ended December 31, 2020.

We report under International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

We present our financial statements in United States dollars and disclose certain financial information in United States dollars. All references to “$”, “US$” or “U.S. dollars” are to United States dollars and references to “C$” are to Canadian dollars. Certain totals, subtotals and percentages throughout this Annual Report may not reconcile due to rounding.

On January 12, 2021, at a special meeting of shareholders, our shareholders approved a special resolution authorizing our board of directors (the “Board”) to amend our articles of incorporation (the “Articles”) to effect a consolidation (the “Share Consolidation”) of all of the issued and outstanding common shares of the Company (the “Common Shares”), such that the trading price of the Common Shares following the Share Consolidation would permit us to qualify for listing on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”). On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares and on February 4, 2021, the Common Shares began trading on a post-consolidation basis on the Toronto Stock Exchange (“TSX”). The Common Shares began trading on Nasdaq on March 16, 2021 under the symbol “GBNH”. Unless otherwise indicated, all Common Share numbers in this Annual Report have been adjusted to give effect to the Share Consolidation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information contained in this Annual Report constitutes “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”).

Particularly, information regarding the impact of the COVID-19 (coronavirus) pandemic (“COVID-19”) and our response thereto, our expectations regarding the continued expansion of the Spravato® (esketamine nasal spray) offering (the “Spravato® Program”) and our potential to enhance profit margins and diversify total revenue, the impact of the Achieve TMS East/Central Acquisition (as defined below) on our business and the earn-out consideration payable in respect thereof, our anticipated expansion opportunities, our expectations regarding our liquidity and available financing, and our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Discussions containing forward-looking information may be found, among other places, under Item 3.D, “Key Information—Risk Factors,” Item 4.B, “Information on the Company—Business Overview—Industry Overview—Our Business Model,” Item 5, “Operating and Financial Review and Prospects,” and Item 8.A, “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy”.

This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

The forward-looking information in this Annual Report is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the following risk factors described in greater detail under the heading “Key Information—Risk Factors” in Item 3.D of this Annual Report:

•	challenges to our business resulting from the COVID-19 pandemic;
•	risks relating to our negative cash flows, liquidity and our ability to achieve additional financing;
•	increases to indebtedness levels causing a reduction in financial flexibility;
•	inability to successfully execute our growth strategies, including the expansion of the Spravato→ Program;
•	inability to successfully integrate recent acquisitions into our business;
•	inability to attract key managerial and other non-medical personnel;
•

imposition of additional requirements related to the provision of services at our TMS Centers (as defined below) by commercial insurance plans, Medicare and other non-Medicare government insurance plans that increase the cost or complexity of furnishing TMS (as defined below) therapy;

•	reduction in reimbursement rates by higher-paying commercial insurance providers;
•	dependency on referrals from clinicians and failure to attract new patients;
•	failure to recruit and retain sufficient qualified clinicians;
•

ability to obtain TMS Devices (as defined below) from our suppliers on a timely basis at competitive costs could suffer as a result of deterioration or changes in supplier relationships or events that adversely affect our suppliers or cause disruption to their businesses;

•	inability to manage our operations at our current size;
•	failure to reduce operating expenses and labor costs in a timely manner;
•	inability to achieve or sustain profitability in the future or an inability to secure additional financing to fund losses;
•	risks related to the use of partnerships and other management services frameworks;
•	risks associated with leasing space and equipment for our TMS Centers;
•	inability to successfully open and operate new TMS Centers profitably or at all;
•	risks associated with geographic expansion in regions which may have lower awareness of our brand or TMS therapy in general;
•	delays in credentialing of our clinicians;

•	claims made by or against us, which may result in litigation;
•	risks associated with professional malpractice liability claims;
•	reduction in demand for our services as a result of new drug development and/or technological changes within our industry;
•	impact of uncertainty related to potential changes to U.S. healthcare laws and regulations;
•	risks associated with compliance with laws relating to the practice of medicine;
•	the constantly evolving nature of the regulatory framework in which we operate;
•	costs associated with compliance with U.S. federal and state laws and regulations and risks associated with failure to comply;
•	assessments for additional taxes, which could affect our operating results;
•	our competitive industry and the size and resources of some of our competitors;
•

the labor-intensive nature of our business being adversely affected if we are unable to maintain satisfactory relations with our employees or the occurrence of union attempts to organize our employees;

•	insurance-related risks;
•	complications associated with our billing and collections systems;
•	material disruptions in or security breaches affecting our information technology systems;
•	disruptions to the operations at our head office locations;
•	upgrade or replacement of core information technology systems;
•	changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters;
•	natural disasters and unusual weather;
•	inability to maintain effective controls over financial reporting;
•	prolonged decline in the price of the Common Shares reducing our ability to raise capital;
•	future sales of our securities by existing shareholders causing the market price for the Common Shares to decline;
•	treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes; and
•	our potential to incur significant additional costs if we lost “foreign private issuer” status in the future.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Key Information—Risk Factors” in Item 3.D of this Annual Report should be considered carefully by readers.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Annual Report in connection with the statements or disclosure containing the forward-looking information. Readers are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for our business;
•	no unforeseen changes in the prices for our services in markets where prices are regulated;
•	no unforeseen changes in the requirements for reimbursement, and the reimbursement rates of commercial, Medicare and other non-Medicare government insurance plans;
•	no unforeseen changes in the regulatory environment for our services;
•	a stable competitive environment; and
•	no significant event occurring outside the ordinary course of business.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only to opinions, estimates and assumptions as of the date made. The forward-looking information contained in this Annual Report represents our expectations as of the date of this Annual Report (or as of the date they are otherwise stated to be made) and are subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable laws in Canada and the United States.

All of the forward-looking information contained in this Annual Report is expressly qualified by the foregoing cautionary statements.

CAUTIONARY NOTE REGARDING

NON-IFRS MEASURES AND INDUSTRY METRICS

This Annual Report makes reference to certain non-IFRS measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. See Item 5, “Operating and Financial Review and Prospects” for further information regarding our use of non-IFRS measures in the preparation of our financial information.

TRADEMARKS

This Annual Report includes references to trademarks and trade names of other companies, which trademarks and trade names are the property of their respective owners. This Annual Report also includes references to certain of our trademarks and trade names which are protected under applicable intellectual property laws and are our property. See Item 4.B, “Information on the Company—Business Overview—Intellectual Property”. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we or the applicable owner of such intellectual property rights will not assert, to the fullest extent under applicable law, our or their rights to these trademarks and trade names.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this Annual Report were obtained from third party sources, industry reports, journals, studies and publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf on the basis of our knowledge of the health care industry, markets and economies (including our opinions, estimates and assumptions relating to such industry, markets and economies based on that knowledge). Certain statistical information and market research contained in this Annual Report, such as the results of studies or surveys, are based on surveys or studies conducted by independent third parties. We believe that the industry, market and economic data presented throughout this Annual Report is accurate and, with respect to data prepared by us or on our behalf, that our opinions, estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe the market and industry data included in this Annual Report to be reliable, and we are responsible for all of the disclosure in this Annual Report, we caution you that we have not independently verified any of the data from third party sources referred to in this Annual Report, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying industry, market, economic and other assumptions relied upon by such sources. Industry, market and economic data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A.	Reserved

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following factors could materially adversely affect us and should be considered when deciding whether to make an investment in us and our securities, including the Common Shares. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition or results of operations. The occurrence of any of the risks discussed below could materially adversely affect our business, prospects, financial condition, results of operations or cash flows, and consequently, the trading price of our securities, could be materially and adversely affected. In all these cases, the trading price of the Common Shares and the market value of our other securities, as applicable, could decline, and prospective investors could lose all or part of their investment.

Summary of Risk Factors

●	The COVID-19 pandemic has had and may continue to have a material adverse effect on our business and future growth opportunities.
●	We have incurred losses in the past and may be unable to achieve or sustain profitability in the future and may not be able to secure additional financing to fund losses if we fail to achieve or maintain profitability.
●	Our level of indebtedness may increase and reduce our financial flexibility.
●	Our strategy to grow our business through acquisitions and the development of new TMS Centers and management regions is subject to significant risks.
●	Our strategy to grow our business through the expansion of the Spravato® Program is subject to significant risks.
●	Our inability to attract key managerial and other non-medical personnel such as qualified TMS technicians may adversely impact our ability to carry out our business operations and strategies as planned.
●	If commercial payor plans are subject to restriction in plan designs or the average rates that commercial payors pay us decline significantly, or if there are changes in Medicare or other non-Medicare government-based programs or payment rates, such occurrences would have a material adverse effect on our revenues, earnings and cash flows.
●	We may incur increased costs if third-party payors impose additional requirements related to the provision of services at our TMS Centers.

●	Failure to timely or accurately bill for services could have a negative impact on our revenue, bad debt expense and cash flow.
●	Our ability to generate revenue depends in large part on our ability to attract new patients and if we fail to attract new patients, we may not be able to increase revenues.
●	If our TMS practices lose a significant number of clinicians, our financial results could be adversely affected.
●	We may be unable to execute successfully on our acquisitions and other business initiatives.
●	We may be unable to successfully integrate acquired businesses or do so within the intended timeframes, which could have an adverse effect on our financial condition, results of operations and business prospects.
●	A material disruption in or security breach affecting our information technology systems could significantly affect our business and lead to reduced sales, growth prospects and reputational damage.
●	The effect of the uncertainty relating to potential future changes to U.S. healthcare laws may increase our and our clinical partners’ and contractors’ healthcare costs, limit the ability of patients to obtain health insurance, increase patients’ share of health care costs and negatively impact our financial results.

Risks Related to Our Business

The COVID-19 pandemic has had and may continue to have a material adverse effect on our business and future growth opportunities.

On January 30, 2020, the World Health Organization (the “WHO”) declared a global emergency with respect to the outbreak of COVID-19 and then characterized it as a pandemic on March 11, 2020. The outbreak has spread globally, causing public health authorities to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary and may be relaxed or rolled back if and when the COVID-19 pandemic abates, the actions may be reinstated as the pandemic continues to evolve and in response to actual or potential resurgences. The duration of the resulting business disruptions and related financial impact cannot be reasonably estimated at this time. While all of our TMS Centers remain open, and are expected to remain open, during the pandemic, we experienced a temporary decline in both patient visits/treatments and new patient treatment starts during Fiscal 2020 and Fiscal 2021 as a result of the COVID-19 pandemic. In Fiscal 2021, the surge in the COVID-19 delta variant during the summer season created caution among patients, especially in late August and September. Volume levels began to normalize in October with strong momentum in patient starts and consultations going into Q4 2021. However, the surge in the COVID-19 omicron variant once again caused caution among patients, resulting in lower patient visits/treatments and new patient starts in late Q4 2021 as compared to management’s expectations. In addition, a significant number of staff members and affiliated clinicians were required to isolate as a result of having contracted COVID-19. Accordingly, COVID-19 related factors have negatively impacted our business, and in particular has negatively impacted our cash flows and liquidity during both Fiscal 2020 and Fiscal 2021, and has required us to obtain additional financing (see “—We have incurred losses in the past and may be unable to achieve or sustain profitability in the future and may not be able to secure additional financing to fund losses if we fail to achieve or maintain profitability.” below).

We rely on payors to make timely payments to us for services provided to their beneficiaries. If payors are negatively impacted by a decline or disruption in the economy, including staffing shortages as a result of the COVID-19 pandemic, we may experience slowdowns in collections and a reduction in the amounts we expect to collect.

We also rely on third-party suppliers and manufacturers for our TMS Devices. This outbreak has resulted in the extended shutdown of certain businesses around the globe, which may in turn result in disruptions or delays to our supply chain. These may include disruptions from the temporary closure of third-party supplier and manufacturer facilities, interruptions in TMS Device supply or restrictions on the export or shipment of TMS Devices. Any disruption to our suppliers and their contract manufacturers will likely impact our revenue and operating results. The outbreak of the COVID-19 pandemic may also, in the future, impact the availability of key TMS Device components, logistics flows and the availability of other resources to support critical operations.

A local, regional, national or international outbreak of a contagious disease, including, but not limited to, COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, could adversely impact us by causing operating delays and disruptions, labor shortages and shutdowns (including as a result of government regulation and prevention measures). If we are unable to mitigate the impacts of the COVID-19 pandemic on our operations, our costs may increase and revenue could decrease. It is unknown how we may be affected if such an epidemic persists for an extended period of time. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for the services we provide.

The future impact of the outbreak is highly uncertain and cannot be predicted, and there is no assurance that the outbreak will not have a material adverse impact on our future results. The extent of the impact will depend on future developments, including actions taken to contain COVID-19.

We have incurred losses in the past and may be unable to achieve or sustain profitability in the future and may not be able to secure additional financing to fund losses if we fail to achieve or maintain profitability.

We will need to generate significant additional revenues to achieve and sustain profitability. Furthermore, even if we achieve profitability, we cannot guarantee that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact the value of our securities, including the Common Shares, and there can be no assurance that we will be able to raise the additional funding that we may require in order to carry out our business objectives and growth strategies.

During the year ended December 31, 2021, we had negative operating cash flow. Our cash and restricted cash as of December 31, 2021 was approximately US$11.9 million. As of March 31, 2022, we believe that we have sufficient capital to meet our future operating expenses, capital expenditures and future debt service requirements for approximately the next 6 to 9 months. We cannot guarantee that we will have positive cash flows in the future. As described under “—The COVID-19 pandemic has had and may continue to have a material adverse effect on our business and future growth opportunities” above, our cash flows and liquidity have been impacted by the COVID-19 pandemic. Although we anticipate that we will have positive cash flow from operating activities in the future, we anticipate that our overall cash flows may continue to be negatively impacted until the global economic impact of COVID-19 subsides. We expect we will require additional financing to fund our operating and investing activities and such additional financing is required in order for us to repay our short-term obligations. To the extent we have negative cash flow in any future period, we may use a portion of our working capital to fund such negative cash flow.

As discussed in Note 2(a) to our financial statements, we have generated operating losses since inception, and we had negative cash flow from operating activities for the year ended December 31, 2021, which together raises doubt about our ability to continue as a going concern. Our independent auditors therefore have added an explanatory paragraph to their audit opinion issued in connection with our audited consolidated financial statements for the three years ended December 31, 2021 with respect to the Company’s doubt about its ability to continue as a going concern.

In addition, we plan to continue our growth, including opening new TMS Center locations and expanding the Spravato® Program, and upgrading our information technology systems and other infrastructure as opportunities arise. Our plans to expand our network may not result in expected increases in our revenues, even though they increase our costs. Given that the growth initiatives that we intend to undertake will require significant capital investments over the near-to-medium-term, to the extent that we are unable to generate revenue growth at expected levels, our operating cash flow may not be sufficient to fund our operations and execute our growth strategies, which could have an adverse effect on our business and results of operations.

The development of our business depends, in part, upon prevailing capital market conditions, our business performance and our ability to obtain financing through equity and debt financing or other means. Although we have recently received additional financing from the 2021 Private Placement and the 2021 Public Equity Offering (each as defined below), we can provide no assurance that we will not be required to obtain additional financing in the future. If any such additional financing is not available to us, or is not available on satisfactory terms, our ability to operate and expand our business or respond to competitive pressures would be curtailed and we may need to delay, limit or eliminate expansion plans or operations or other elements of our growth strategies. There can be no assurance that we will be successful in obtaining additional financing, on acceptable terms, or at all.

The issuance of additional Common Shares under any equity financing may have a dilutive effect on the interests of shareholders. The number of Common Shares that we are authorized to issue is unlimited. We may, in our sole discretion, subject to applicable law and the rules of applicable stock exchanges, issue additional Common Shares from time to time (including pursuant to any equity-based compensation plans or upon exercise of outstanding warrants), and the interests of our shareholders may be diluted as a result.

Our level of indebtedness may increase and reduce our financial flexibility.

We are currently indebted under our loan facilities, including pursuant to the Credit Agreement (as defined below), and we may incur additional indebtedness in the future. See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” below. We are exposed to changes in interest rates on our cash, bank and controlling shareholder indebtedness and long-term debt. Debt issued at variable rates exposes us to cash flow interest rate risk. Debt issued at fixed rates exposes us to fair value interest rate risk. Our borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk for us.

The terms of the Credit Agreement require us to satisfy various affirmative and negative covenants and to meet certain financial tests. These covenants limit, among other things, our ability to incur additional indebtedness outside of what is permitted by the Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. We can provide no assurances that, in the future, we will not be limited in our ability to respond to changes in our business or competitive activities or be restricted in our ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests, would result in an event of default under the Credit Agreement and would allow the Lender (as defined below) to accelerate the debt, which could materially and adversely affect our business, results of operations and financial condition and the trading price of our Common Shares. For example, we obtained waivers from the Lender with respect to our obligations under the Credit Agreement to deliver annual audited financial statements that do not contain any “going concern” or similar qualification or exception for both Fiscal 2020 and Fiscal 2021. See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” below.

Diverting funds identified for other purposes for debt service may adversely affect our business and growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.

Our level of indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flows could be used to service our indebtedness;
•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;
•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;
•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;
•

a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions or other purposes.

In addition to our debt service obligations, our operations require material expenditures on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as to provide capacity for the growth of our business, depends on our financial and operating performance. General economic conditions and financial, business and other factors, including the ongoing COVID-19 pandemic, affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

Our strategy to grow our business through developing new TMS Centers and management regions is subject to significant risks.

A key component of our growth strategy is the development and building of additional outpatient mental health service centers that specialize in TMS treatment (each, a “TMS Center”) in order to expand our footprint and increase our revenues. Accordingly, we are dependent upon our ability to find appropriate opportunities to develop new TMS Centers and expand our footprint into new management regions. Risks associated with developing new TMS Centers include:

•	finding appropriate clinical partners and clinicians with whom to partner in new management regions;
•	finding, hiring, training and retaining high quality regional management teams;
•

negotiating and establishing relationships with local commercial insurance carriers and/or obtaining state and federal certification for participation in the Medicare and other non-Medicare government-based programs;

•	increasing awareness of TMS as a treatment option for Major Depressive Disorder (“MDD”), obsessive-compulsive disorder (“OCD”), smoking cessation, and other potential future indications;
•	identifying desirable locations and markets to open new TMS Centers, which may be difficult and costly;
•	negotiating acceptable lease terms, including favorable levels of tenant improvement allowances;
•	successfully integrating new TMS Centers into our existing control structure and operations, including our information technology systems; and
•	addressing competitive, marketing and other challenges encountered in connection with expansion into new geographic areas and markets.

To the extent that we open new TMS Centers in regions where we already have existing TMS Centers, we may experience reduced revenues at those existing locations.

There is no guarantee that newly opened TMS Centers will be received as well as, or achieve profitability levels comparable to, our existing locations within our estimated time periods, or at all. If our TMS Centers fail to achieve, or are unable to sustain, acceptable profitability levels, our business may be materially adversely affected and we may incur significant costs associated with closing or relocating TMS Centers. In addition, our current expansion plans are only estimates, and the actual number of TMS Centers that we open, the timeline on which we do so and the actual number of suitable locations for our new TMS Centers could differ significantly from these estimates, particularly in light of the curtailment of our TMS Center development activity due to COVID-19. Our inability to complete the development of additional TMS Centers could limit or significantly delay the overall growth of, and have a material adverse effect on, our business.

Our strategy to grow our business through the expansion of the Spravato® Program is subject to significant risks.

In the first quarter of Fiscal 2021, we commenced offering Spravato® (esketamine nasal spray) at select TMS Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. The roll-out of our Spravato® Program at select TMS Centers continued through Fiscal 2021 and into 2022 building on our long-term business plan of utilizing our TMS Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. We may, however, be unsuccessful in growing our business through the expansion of the Spravato® Program into our existing TMS Center infrastructure.

The factors which may prevent us from successfully expanding the Spravato® Program include, among other things, (1) we may be unable to retain a sufficient number of clinicians/non-medical personnel to offer the service to our patients, including as a result of a general lack of qualified clinicians/non-medical personnel, (2) we may be unable to attract a sufficient number of patients willing to use Spravato® due to lack of awareness or otherwise, (3) we may be unable to implement the Spravato® Program into our existing TMS Center network on a timely basis (e.g., there may be insufficient space in our existing TMS Centers, and we may be unable to successfully implement systems or process changes in order to accommodate the Spravato® Program), (4) we may not generate revenues from the expanded roll-out of the Spravato® Program that meets our expectations, (5) we may be unable to negotiate attractive reimbursement for Spravato® services from third-party payors, and (6) we are currently reliant on Janssen Pharmaceuticals, Inc. as the marketer of Spravato®.

In addition, the integration of the Spravato® Program or expansion of our existing facilities to accommodate the Spravato® Program may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be used for our current operations. Any inability to manage growth related to the Spravato® Program could have a material adverse effect on our business, financial condition and results of operations.

Our inability to attract key managerial and other non-medical personnel such as qualified TMS technicians may adversely impact our ability to carry out our business operations and strategies as planned.

We are highly dependent on qualified managerial personnel. Our anticipated growth will require additional expertise and the addition of new qualified personnel. As a result of COVID-19, we have experienced shortages of qualified managerial and non-medical personnel due to labor shortages in the United States. In addition, there is intense competition for qualified personnel in the non-clinical healthcare management services space. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, could harm our business development and expansion plans as well as our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues, which could materially adversely affect our business, prospects, financial condition, results of operations or cash flows.

If commercial payor plans are subject to restriction in plan designs or the average rates that commercial payors pay us decline significantly, or if there are changes in Medicare or other non-Medicare government-based programs or payment rates, such occurrences would have a material adverse effect on our revenues, earnings and cash flows.

There is no guarantee that commercial, Medicare or other non-Medicare government payment rates will remain at existing levels as they could be subject to material decreases in the future. More than 98% of the patients that receive treatment at our TMS Centers are covered, to a certain extent, by commercial payors, Medicare or other non-Medicare government programs. If we experience downward pressure on reimbursement conditions in the market due to employers shifting to less expensive options for medical services or as a result of consolidations among commercial payors, or if state governments and other governmental organizations face increasing budgetary pressure or increased focus on TMS services resulting in decreases in the average reimbursement rates for TMS therapy, such occurrences would have a material adverse effect on our revenues, earnings and cash flows.

We may incur increased costs if third-party payors impose additional requirements related to the provision of services at our TMS Centers.

Commercial payors, Medicare and other non-Medicare government programs set requirements that must be met for services to be deemed reimbursable. The imposition of additional requirements related to the provision of TMS and/or esketamine nasal spray therapy by commercial insurance plans, Medicare and other non-Medicare government insurance plans that increase the cost or complexity of furnishing these therapies to patients may result in increased costs. For example, certain commercial payors are increasing the levels of clinician supervision that must be provided to patients receiving TMS therapy, thereby restraining our ability to provide patient care when these increased levels of clinician supervision are not available and/or resulting in the incurrence of additional clinician compensation costs for ensuring the requisite level of supervision as a result of these increased requirements. The imposition of such requirements and any additional requirements by third-party payors may impact our revenues and costs, which could materially adversely affect our business, prospects, financial condition, results of operations or cash flows.

If there is a reduction in reimbursement rates by higher-paying commercial insurance providers, our revenues, earnings and cash flows would be substantially reduced.

Our revenue levels are affected by the percentage of our patients with higher-paying commercial insurance coverage. A patient’s insurance coverage may change for a number of reasons, including changes in the patient’s or a family member’s employment status. If there is a significant change in our payor mix, resulting in a reduction in the number of patients with higher-paying commercial insurance plans declining, our revenues, earnings and cash flows could be substantially reduced.

Failure to timely or accurately bill for services could have a negative impact on our revenue, bad debt expense and cash flow.

Billing for healthcare services is an important and complex aspect of our business. If there are defects in the billing system, we may experience difficulties in our ability to successfully bill and collect for services rendered, including a delay in collections, a reduction in the amounts collected, increased risk of retractions from and refunds to commercial and government payors, an increase in uncollectible accounts receivable and noncompliance with reimbursement regulations, any or all of which could have a material adverse effect on our revenues, cash flows and operating results.

We bill numerous and varied payors, such as Medicare, non-Medicare government insurance plans, commercial payors and self-pay patients. These different payors typically have different billing requirements that must be satisfied prior to receiving payment for services rendered. Reimbursement is typically conditioned on our documenting medical necessity, the appropriate level of service and correctly applying diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered.

Additional factors that could complicate our ability to timely or accurately bill payors include:

•	disputes between payors as to which party is responsible for payment;
•	failure of information systems and processes to submit and collect claims in a timely manner;
•	variation in coverage for similar services among various payors;
•	our reliance on third-parties, whom we do not control, to provide billing services;
•	the difficulty of adherence to specific compliance requirements and other procedures mandated by various payors;
•	failure to obtain proper provider credentialing and documentation in order to bill various payors; and
•	failure to collect patient balances due to economic conditions or other unknown reasons.

To the extent that the complexity associated with billing for healthcare services we provide causes delays in our cash collections, we may experience increased carrying costs associated with the aging of our accounts receivable, as well as increased potential for bad debt expense.

Regulatory and compliance requirements associated with our billing and collections system could have a material adverse effect on our revenues, cash flows and operating results.

We accept payments using a variety of methods, including credit cards and debit cards. For existing and future payment methods we offer to our customers, we may become subject to additional regulations and compliance requirements, as well as fraudulent activities. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time, raising our operating costs and lowering profitability. We rely on third party service providers for payment processing services, including the processing of credit and debit cards. Our business may be negatively affected if these third-party service providers become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security and management rules, certification requirements and rules governing electronic funds transfers and if we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from our patients and process electronic funds transfers or facilitate other types of payments, and our business and operating results may be adversely affected.

There are significant risks associated with estimating the amount of revenues and related refund liabilities that we recognize, and if our estimates of revenues and related refund liabilities are materially inaccurate, it could impact the timing and the amount of our revenues recognition or have a material adverse effect on our business, results of operations, financial condition and cash flows.

There are significant risks associated with estimating the amount of service revenues and related refund liabilities that we recognize in a reporting period. The billing and collection process is complex due to ongoing insurance coverage changes, geographic coverage differences, differing interpretations of contract coverage and other payor issues, such as ensuring appropriate documentation. Determining applicable primary and secondary coverage for our patients, together with the changes in patient coverage that occur each month, requires complex, resource-intensive processes. Errors in determining the correct coordination of benefits may result in refunds to payors. Revenues associated with Medicare and non-Medicare government insurance plans are also subject to estimation risk related to the amounts not paid by the primary government payor that will ultimately be collectible from other government programs paying secondary coverage, the patient’s commercial health plan secondary coverage or the patient. Collections, refunds and payor retractions typically continue to occur for up to three years and longer after services are provided. If our estimates of services revenue and related refund liabilities are materially inaccurate, it could impact the timing and the amount of our revenues recognized and have a material adverse impact on our business, results of operations, financial condition and cash flows.

Our ability to generate revenue depends in large part on our ability to attract new patients and if we fail to attract new patients, we may not be able to increase revenues.

Our success depends, in part, on our ability to attract new patients, particularly, in accordance with our growth strategy, within new management regions in the United States in markets in which we have limited or no TMS Centers or brand awareness. In order to expand our patient base in these new markets as well as our existing markets, we depend, for a substantial portion of the services we perform, on patient referrals from unaffiliated clinicians. As described above under “—The COVID-19 pandemic has had and may continue to have a material adverse effect on our business and future growth opportunities”, we experienced a temporary decline in both patient visits/treatments and new patient treatment starts in Fiscal 2020 and Fiscal 2021 as a result of the COVID-19 pandemic. In addition, if a significant number of clinicians and other third parties were to discontinue or significantly reduce the rate at which they refer patients to us, our treatment volume could materially decrease, which would reduce our revenue and operating margins, which could have a material adverse effect on our business and financial condition.

If our TMS practices lose a significant number of clinicians, our financial results could be adversely affected.

Against a backdrop of significant mental health and addiction issues in the United States and an increase in suicide rates, there is an unprecedented demand for clinicians. At times, there has been a shortage of qualified clinicians in some of the regional markets in which we serve. In addition, competition in recruiting clinicians may make it difficult for our contracted psychiatric practices to maintain adequate levels of clinicians. If a significant number of clinicians terminate their relationships with our practices and those practices are unable to recruit sufficient qualified clinicians to fulfill their obligations under our agreements with them, our ability to maximize the use of our TMS Centers and our financial results could be materially adversely affected. Neither we, nor our practices, maintain insurance on the lives of any affiliated clinicians.

Our ability to obtain TMS Devices from our suppliers on a timely basis at competitive costs could suffer as a result of any deterioration or changes in our supplier relationships or events that adversely affect our suppliers or cause disruptions in their businesses.

TMS treatments are delivered through FDA-regulated medical devices specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain, which is currently FDA cleared to effectively treat MDD and OCD, and to be used for smoking cessation. These devices are commonly referred to as TMS devices (a “TMS Device”). We and our suppliers of TMS Devices may be affected by, among other things, increases in labor and fuel costs, labor disputes and disruptions, regulatory changes, political or economic instability or civil unrest, including terrorist activities, military and domestic disturbances and conflicts, natural disasters, pandemics, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to trade. These factors are beyond our control, may adversely affect us and our suppliers or cause disruptions to their and our businesses and may impact their ability to supply us with TMS Devices. Consequently, our ability to provide TMS treatment to our patients on acceptable terms and within acceptable timelines may be impacted, which could have a material adverse effect on our profitability and results of operations.

We have a number of important supplier relationships with respect to the supply of TMS Devices that we believe provide us with a competitive advantage. Most of our TMS Devices are leased from one of our third-party suppliers. We do not have long-term contracts with our suppliers and we generally operate without any contractual assurances of continued supply. Any of our suppliers could discontinue their relationship with us, or cease to provide equipment or services on a satisfactory basis for a variety of reasons.

The benefits we currently experience from our supplier relationships may be adversely affected if our suppliers:

•	choose to cease their relationship with us;
•	raise the prices they charge us;
•	change pricing terms to require us to pay earlier or upfront, including as a result of changes in the credit relationships that some of our suppliers have with their various lending institutions;
•	sell merchandise to our competitors with similar or better pricing, many of whom already purchase merchandise in significantly greater volume and, in some cases, at lower prices than we do; or
•	lengthen their lead times.

There can be no assurance that we will be able to obtain desired equipment from our suppliers in sufficient quantities on acceptable terms or at all in the future, especially if we need significantly greater amounts of equipment in connection with the growth of our business. We may need to develop relationships with new suppliers as our current suppliers may be unable to supply us with and produce needed quantities and we may not be able to obtain the same terms from new suppliers. If we are unable to obtain suitable equipment in sufficient quantities, at acceptable prices with adequate delivery times due to the loss of or a deterioration or change in our relationship with one or more of our key suppliers or events harmful to our suppliers occur, it may adversely affect our business and results of operations.

We may be unable to execute successfully on our acquisitions and other business initiatives.

Our growth through the successful acquisition and integration of complementary businesses is a critical component of our corporate strategy. For example, in Fiscal 2019, we completed the Achieve TMS West Acquisition (as defined below), which added 23 new TMS Centers to our business in California, Oregon and Alaska, and in Fiscal 2021, we completed the Achieve TMS East/Central Acquisition (as defined below), which added an additional 17 new TMS Centers in New England and the central United States. We plan to continue to pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy and disciplined financial management. These activities create risks such as:

•	the need to integrate and manage the acquired business;
•	additional demands on our resources, systems, procedures and controls;
•	disruption of our ongoing business; and
•	diversion of management’s attention from other business concerns.

Such acquisitions or other business collaborations may involve significant commitments of financial and other resources of our Company. Any such activity may not be successful in generating revenues, income or other returns to us, and the resources committed to such activities will not be available to us for other purposes. In addition, while we conduct due diligence prior to consummating an acquisition or business collaboration, such diligence may not identify all material issues associated with such activities.

Historically, the senior management of the Company and the Board have from time to time considered, and may consider in the future, various transactions in the context of its long-term business plan, including mergers, acquisitions, divestitures, alliances, joint ventures, investments or other strategic transactions. We may experience unanticipated challenges or difficulties identifying and negotiating transactions with suitable new acquisition candidates that are available for purchase at reasonable prices. Even if we are able to identify and enter into agreements with such candidates, we may be unable to consummate any such acquisition on suitable terms, in a timely manner or at all, and we may not realize the anticipated benefits of such transactions. Moreover, if we are unable to access capital markets on acceptable terms or at all, we may not be able to consummate acquisitions, or may have to do so on the basis of a less than optimal capital structure.

Our inability to (i) take advantage of growth opportunities for our business, or (ii) address risks associated with acquisitions or business collaborations, may negatively affect our operating results and financial condition.

We may be unable to successfully integrate acquired businesses or do so within the intended timeframes, which could have an adverse effect on our financial condition, results of operations and business prospects.

Our ability to realize the anticipated benefits of acquired businesses, including the Achieve TMS West Acquisition and the Achieve TMS East/Central Acquisition, will depend, in part, on our ability to successfully and efficiently integrate acquired businesses and operations with our own. The integration of acquired operations with our existing business may be complex, costly and time-consuming, and may result in additional demands on our resources, systems, procedures and controls, disruption of our ongoing business, and diversion of management’s attention from other business concerns. Although we cannot be certain of the degree and scope of operational and integration problems that may arise, the difficulties and risks associated with the integration of acquired businesses may include, among others:

•	the increased scope and complexity of our operations;
•	coordinating geographically separate organizations, operations, relationships and facilities;

•

integrating (i) personnel with diverse business backgrounds, corporate cultures and management philosophies, and (ii) the standards, policies and compensation structures, as well as the complex systems, technology, networks and other assets, of the businesses;

•	retention of key employees;
•

the possibility that we may have failed to discover obligations of acquired businesses or risks associated with those businesses during our due diligence investigations as part of the acquisition for which we, as a successor owner, may be responsible or subject to; and

•	provisions in contracts with third parties that may limit flexibility to take certain actions.

As a result of these difficulties and risks, we may not accomplish the integration of acquired businesses smoothly, successfully or within our budgetary expectations and anticipated timetables, which may result in a failure to realize some or all of the anticipated benefits of our acquisitions.

In addition, we may have ongoing obligations and/or additional contingent consideration payable in connection with our acquisitions. For example, the Earn-Out (as defined below) was payable in connection with the Achieve TMS West Acquisition (see Item 5.A, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Our Results of Operation—Earn-Out Consideration”), and contingent consideration may be payable in respect of the Achieve TMS East/Central Acquisition, subject to a capped earn-out of up to an additional $2.5 million based on the financial performance of Achieve TMS East during the twelve-month period following completion of the Achieve TMS East/Central Acquisition, payable following the calculation period. Any such ongoing obligations and contingent consideration that may be payable in connection with future acquisitions may require substantial cash expenditures by us, or may result in equity dilution in connection with the issuance by us of additional Common Shares.

Our ability to manage our operations at our current size and successfully execute on our growth strategies is subject to numerous risks and uncertainties.

The continued success of our growth strategies depends on, among other things, our ability to expand our network of TMS Centers and management regions within the United States, our ability to expand our Spravato® Program, as well as factors which are beyond our control, including general economic conditions and consumer confidence in future economic conditions. If we fail to execute on our growth initiatives, face delays in executing our growth initiatives or fail to fully realize the benefits expected to result from these initiatives, our results of operations and our ability to remain competitive may be materially adversely impacted, and the price of our securities, including the Common Shares, could decline. Our results to date are not an indication of future results, and there can be no assurance that our growth initiatives will generate increased revenues or improve operating margins even if we are able to successfully implement our growth strategies.

As we move forward, we expect our growth to bring new challenges and complexities that we have not faced before. Among other difficulties that we may encounter, this growth could place a strain on our existing infrastructure, information technology systems, real estate requirements and employee base and may make it more difficult for us to adequately forecast expenditures. Our budgeting will become more complex, and we may also place increased burdens on our suppliers, as we will likely increase the size of our TMS Device orders. The increased demands that our growth plans will place on our infrastructure and our management team may cause us to operate our business less efficiently, which could cause deterioration in our performance. Our growth may make it otherwise difficult for us to respond quickly to changing trends, preferences and other factors. This could result in deterioration of key affiliated clinician relationships, excess or deficient equipment, loss of market share and decreased revenues. We cannot anticipate all of the demands that our expanding operations will impose on our business, and our failure to appropriately address these demands could have an adverse effect on us.

In addition, we believe that an important contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork and personalized customer service. As we continue to grow, we must effectively integrate, develop and motivate a growing number of new employees. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our growth strategies.

A failure to reduce operating expenses and labor costs in a timely manner in response to changes in our business could adversely affect our results of operations.

Our business and results of operations are sensitive to a number of factors, both within and outside our control. In the event of a sustained reduction in revenues, for whatever reason, it may be necessary to implement an expense reduction plan. For example, in response to the COVID-19 pandemic approximately 20% of our employees were furloughed during a portion of Fiscal 2020, we implemented a temporary hiring freeze and we also reduced management salaries and reduced budgeted discretionary expenses. In December 2021, due to the COVID-19 omicron variant, we implemented a number of additional cost containment measures, including implementation of staffing reductions and a hiring freeze, and a reduction in discretionary spend (particularly in corporate, general and administrative expenses, travel & entertainment, and marketing spend). We can provide no assurance that we will not be required to implement further expense reduction measures in the future, or that any such measures will be effective.

The successful implementation of an expense reduction plan, if and when deemed advisable by management, depends on many factors, including our ability to identify the need for such a plan in a timely manner, to effectively implement such a plan, as well as certain factors which are beyond our control, including economic conditions, labor market conditions and the ability to maintain our management team to implement our plan. Any one of these factors, or other unforeseen factors, could have a material adverse effect on our ability to implement any targeted cost savings to stabilize our results of operations.

We do not independently own all of our TMS Centers.

We currently do not independently own all of our TMS Centers, and healthcare laws and regulations in the United States may impact our ability to operate or own our TMS Centers in the future, thereby necessitating the use of partnerships and other management services frameworks. Consequently, we may be required to deal with diverse operating or ownership frameworks. In addition, from time to time, we may decide to use cash to restructure our arrangements with fellow owners, managers or operators of certain of our TMS Centers.

We are subject to risks associated with leasing space and equipment, and are subject to a number of long-term non-cancelable leases with substantial lease payments. Any failure to make these lease payments when due, or the inability to extend, renew or continue to lease space and equipment in key locations, would likely harm our business, profitability and results of operations.

We do not own any real estate. Instead, we lease all of our retail TMS Center locations, as well as our head office and U.S. corporate headquarters. In accordance with our growth strategy, we also intend to expand into new geographic regions within the United States. Accordingly, we are subject to all of the risks associated with leasing, occupying and making tenant improvements to real property, including adverse demographic and competitive changes affecting the location of the property, changes in availability of and contractual terms for leasable space, credit risk in relation to tenant improvement allowances from landlords and potential liability for environmental conditions or personal injury claims.

The success of any TMS Center depends substantially upon its location. There can be no assurance that our current TMS Center locations will continue to be desirable in the future, or that we will be able to secure new desirable locations in the future on favorable terms or at all. TMS Center locations, patient conversion and revenues may be adversely affected by, among other things, social and economic conditions in a particular area, competition from nearby TMS treatment centers, out-of-pocket treatment costs, changes in stigma relating to mental health issues, and changing lifestyle choices of patients in a particular market. If we cannot obtain desirable locations at reasonable costs, our cost structure will increase and our revenues will be adversely affected.

Our existing TMS Centers are leased from third parties, with typical lease commitments ranging from “month-to-month” to seven years. Some of our lease agreements also have additional renewal options. However, there can be no assurances that we will be able to extend, renew or continue to lease our existing TMS Center locations, or identify and secure alternative suitable locations. In addition to fixed minimum lease payments, most of our leases provide for additional rental payments, including payment of common area maintenance charges, real property insurance, real estate taxes and other charges. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. Increases in our occupancy costs and difficulty in identifying economically suitable new TMS Center locations could have significant negative consequences, which include:

•	requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing our profitability;
•	increasing our vulnerability to general adverse economic and industry conditions; and
•	limiting our flexibility in planning for, or reacting to changes in, our business.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and sufficient funds are not otherwise available to us, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could harm our business. Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate shorter terms. If an existing or future location is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have an adverse effect on our results of operations and profitability.

Our new TMS Centers, once opened, may not be profitable initially, or at all, and may adversely impact our business.

Our new TMS Centers, once opened, may experience an initial ramp-up period during which they generate revenues below the levels we would otherwise expect. This is in part due to the time it takes to build a patient base in a new market, higher fixed costs relating to increased labor needs, other start-up inefficiencies that are typical of new locations and cash build-out costs of new TMS Centers that may be higher than our target cash build-out costs, development costs, additional features, and budgets. It may also be difficult for us to attract a patient base, or otherwise overcome the higher costs associated with new locations. New locations may not have results similar to existing locations or may not be profitable. If new TMS Centers remain unprofitable for a prolonged period of time, we may decide to close these TMS Centers, which could have a negative impact on our business and results of operations.

Our expansion into new geographic regions may present increased risks due to lower awareness of our brand or TMS therapy in general, our unfamiliarity with those regions and other factors.

Our long-term future growth depends, in part, on our expansion efforts into new geographic regions in the United States. As a primary component of our growth strategy, we intend to undertake a targeted expansion into new regions of the United States where we have little or no operating experience or brand awareness. While we have significant experience and awareness across many regions in the United States, we have significantly lower patient awareness outside of these regions and our operating experience with respect to our existing management regions may not be relevant or necessarily translate into similar results broadly in our target markets in the United States. In addition, any new markets that we enter in the future may have different competitive conditions and/or less familiarity with our brand or TMS therapy as a treatment option in general. As a result, new TMS Centers in these markets may be less successful than centers in our existing management regions. Accordingly, we cannot guarantee that we will be able to penetrate or successfully operate in any market outside of our current management regions. In order to build greater awareness surrounding Greenbrook and TMS therapy in these new markets, we will need to make greater investments in TMS Center openings, clinician reach-out, and advertising, with no guarantee of success, which could negatively impact the profitability of our operations in those markets.

We may also find it more difficult in these new markets to hire, motivate and retain qualified employees and technicians with familiarity of the TMS Devices used by us. In addition, labor costs may be higher and new locations could have higher construction and occupancy costs. Entering into new regions may also present challenges, as we may have limited experience with the different regulatory regimes, insurance environments and market practices in these new regions as compared to those in our current management regions. These regulations and market practices could subject us to significant additional expense or impact our ability to achieve compliance. In connection with any future expansion efforts outside of our existing management regions, we would expect to encounter many obstacles that we do not currently face in our current regions, including differences in regulatory environments and market practices, and difficulties in keeping abreast of market, business and technical developments. Each of these factors may have an adverse impact on our revenues or profitability in those markets, and could in turn adversely impact our revenues and results of operations. If we do not successfully execute our plans to enter new markets within in the broader United States, our business, financial condition and results of operations may be materially adversely affected.

We are dependent on the timely credentialing of our affiliated clinicians.

We are responsible for credentialing our existing and new clinicians with all third-party payors (including commercial insurance plans, Medicare and other non-Medicare government insurance), and all of our clinicians need to be credentialed in order to administer TMS therapy and Spravato® at our TMS Centers. This credentialing process is completed by us, or by a contracted third party, and requires the submission of a substantial amount of documentation necessary to satisfy third-party payors that our clinicians are qualified to performed services intended to be covered by insurance. The amount of time required to complete credentialing varies substantially between payor and region and is largely out of our control. Any delay in completing credentialing will result in a delay in clinicians seeing patients and a concomitant delay in generating revenue. Any failure of our clinicians to maintain credentials and licenses could result in delays in our ability to deliver care to patients, and therefore adversely affect our reputation and our business.

We may engage in litigation with our clinical partners and contractors and there are claims made against us from time to time that can result in litigation that could distract management from our business activities and result in significant liability or damage to us.

The nature of our relationships with our clinical partners and contractors may give rise to litigation or disputes. In the ordinary course of our business, we are the subject of complaints or litigation. We may also engage in future litigation to enforce the terms of our agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our services and the consumer experience. Engaging in such litigation may be costly and time-consuming and may distract management and materially adversely affect our relationships with our clinical partners and contractors or potential clinical partners and contractors and our ability to attract new clinical partners and contractors. Any negative outcome of these or any other claims could materially adversely affect our results of operations, as well as our ability to increase our number of clinical partners and contractors and may damage our reputation and brand and our ability to expand into new regions.

As a growing company with expanding operations, we increasingly face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include employee and patient claims, commercial disputes, landlord-tenant disputes, intellectual property issues, product-oriented allegations and personal injury claims. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Most of our equipment is manufactured and supplied by third party suppliers and some of these products may expose us to various claims, including class action claims relating to medical devices subject to a product recall or liability claim. Litigation and other claims against us could result in unexpected expenses and liabilities, which could materially adversely affect our operations and our reputation.

Although we maintain liability insurance to mitigate potential claims, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all.

We may become subject to professional malpractice liability, which could be costly and negatively impact our business.

The clinicians contracted or employed by us or our contracted practices could be subject to malpractice claims from time to time. Where required by law, we structure our relationships with the practices under our management services agreements in a manner that we believe does not constitute the practice of medicine by us or subject us to professional malpractice claims for acts or omissions of clinicians employed by the contracted practices. Nevertheless, claims, suits or complaints relating to services provided by the clinicians contracted or employed by us or our contracted practices may arise. In addition, we may be subject to professional liability claims, including, without limitation, for improper use or malfunction of our TMS Devices or the conduct of our TMS technicians. We may not be able to maintain adequate liability insurance to protect us against those claims at acceptable costs or at all. Any claim made against us that is not fully covered by insurance could be costly to defend, result in a substantial damage award against us and divert the attention of our management from our operations, all of which could have an adverse effect on our financial performance. In addition, successful claims against us may adversely affect our business or reputation.

Technological change in our industry or novel drug treatments for MDD or OCD could reduce the demand for our services or require us to incur significant cost to incorporate new technology into our centers.

Advances in technology or the development of novel drug treatments for MDD or OCD may reduce the demand for our services or result in significant cost to incorporate the new technology into our TMS Centers. If we are unable to effectively respond to technological advancement, our treatment volumes could decline, which could have a material adverse effect on our revenues, earnings and cash flows.

The effect of the uncertainty relating to potential future changes to U.S. healthcare laws may increase our and our clinical partners’ and contractors’ healthcare costs, limit the ability of patients to obtain health insurance, increase patients’ share of healthcare costs and negatively impact our financial results.

The Biden Administration and the U.S. Congress are considering a number of legislative and regulatory proposals which could, if passed into law, impact the healthcare system, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), and/or the Medicare and Medicaid programs. Congress may take up legislation to increase the number of individuals covered by the Medicare or Medicaid programs, reduce prescription drug costs, increase price transparency for consumers, restrict the sale of certain classes of drugs, and reform medication management practices, among others. While not all of the potential legislation, if enacted, would affect our business directly, many of these legislative proposals could impact some or many of our business arrangements directly or indirectly. In addition, regulatory agencies have separately enacted price transparency rules for hospitals and insurers which, while not impacting our business directly, could change the way we interact with these entities. Given that legislative and regulatory change is still evolving, we cannot predict with any certainty the outcome of any future legislation or regulation. However, we believe that many of the legislative items noted above enjoy bipartisan support.

The environment regarding the provisions of the ACA has somewhat stabilized, but specific outcomes are difficult to predict but Congress continues to consider modifications to the ACA. Any such legislation related to the ACA could have a material impact on our ability to conduct business and our operations.

Because of our U.S. operations, we could be adversely affected by violations of federal anti-kickback statute and/or other fraud and abuse laws. If our arrangements with physicians were found to violate the law, we could suffer consequences that would have a material adverse effect on our revenues, earnings, cash flows and reputation.

The federal anti-kickback statute and other fraud and abuse laws and regulations, both at the federal and state level, generally prohibit parties from giving remuneration to a physician or other person in a position to refer or generate business for a health care provider, such as the centers operated or managed by Greenbrook, with the intent to induce or reward such referrals. Notwithstanding our strict policies and procedures designed to ensure no violation of such laws, financial relationships within the Greenbrook organization involving physicians and other potential referral sources, including amounts paid under our management services agreements, distributions made to referring physicians who are also equity holders in our TMS Centers and all other financial arrangements involving Greenbrook may result in violations of such laws. We have sought to structure our arrangements to satisfy federal anti-kickback safe harbor requirements, but they remain susceptible to government scrutiny. If we were found to violate the law, we could suffer consequences, including fines, penalties, repayment obligations, criminal liability and exclusion for participation in federal health care programs, that would have a material adverse effect on our revenues, earnings, cash flows and reputation.

Our management services arrangements with practices and those practices’ professional services agreements with contracted or employed psychiatrists must be structured in compliance with state laws relating to the practice of medicine, including, without limitation, fee-splitting prohibitions.

The laws in certain states in which we operate prohibit us from owning physician practices, exercising control over the clinical judgment of physicians, and/or engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws vary by state and are enforced by state courts and regulatory authorities, each with broad discretion, and often with limited precedent as to how challenges under these laws may be decided. One component of our business has been to enter into management services agreements with physician practices whereby we provide management, administrative, technical and other non-medical services to the physician practices in relation to TMS therapy in exchange for a service fee. We structure our relationships with these physician practices in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over any physician’s medical judgment. However, there can be no assurance that our present arrangements with physicians providing medical services and medical supervision at the centers we manage will not be challenged in the future for violating these state laws and, if challenged, that they will not be found to violate applicable laws. Any such ruling against us could subject us to potential damages, injunctions and/or civil and criminal penalties or require us to restructure our arrangements in a way that would affect the non-medical control or quality of our services or change the amounts that we receive from the operation of these centers, which could have a material adverse effect on our business.

The regulatory framework in which we operate is constantly evolving.

Healthcare laws and regulations are constantly evolving and could change significantly in the future. We closely monitor these developments and will modify our operations from time to time as the regulatory environment requires. There can be no assurances, however, that we will always be able to adapt our operations to address new laws or regulations or that new laws or regulations will not adversely affect our business. In addition, although we believe that we are operating in material compliance with applicable federal and state laws and regulations, neither our current or anticipated business operations nor the operations of our contracted physician practices have been the subject of judicial or regulatory interpretation. We cannot assure investors that a review of our business by courts or regulatory authorities will not result in a determination that could materially adversely affect our operations or that the healthcare regulatory environment will not change in a way that materially restricts our operations. Furthermore, governments, government agencies and industry self-regulatory bodies in the United States may, from time to time, adopt statutes, regulations and rulings that directly or indirectly affect the activities of the Company. These statutes, regulations and/or rulings could adversely impact our ability to execute our business strategy and generate revenues as planned.

Complying with U.S. federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in penalties or repayments.

We are directly, or indirectly through the physician practices with which we contract, subject to extensive regulation by both the U.S. federal government and the state governments of those states in which we operate TMS Centers, including:

●	the United States False Claims Act (the “FCA”);
●	U.S. federal and state anti-kickback and self-referral prohibitions;
●	U.S. federal and state billing and claims submission laws and regulations;
●	the United States Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and comparable state laws; and
●	state laws that prohibit the practice of medicine by non-physicians and prohibit fee-splitting arrangements involving physicians.

If our operations are found to be in violation of any of the laws and regulations to which we or the physician practices with which we contract are subject, we may be subject to penalties associated with the violation, including civil and criminal penalties, damages, fines, exclusion and the curtailment of our operations. Any penalties, damages, fines, exclusion or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risks of our being found in violation of these laws and regulations is increased by the view that many of these laws and regulations are complex, have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could result in significant legal expenses and divert our management’s attention from the operation of our business, which could have a material adverse effect on our business, operations and prospects.

Furthermore, the Medicare reimbursement rules impose extensive requirements upon healthcare providers that furnish services to Medicare beneficiaries, including the Company. Moreover, additional laws and regulations potentially affecting healthcare providers participating in the Medicare program continue to be promulgated that may impact us in the future. From time to time, in the ordinary course of business, we may conduct internal compliance reviews, the results of which may involve the identification of errors in the manner in which we submit claims to the Medicare program. We may also be subject to periodic audits by insurance companies, including the Medicare program. These reviews may result in the identification of errors in the manner in which we bill such insurance programs for our services, which may result in our receiving incorrect payments from the insurance companies, including the Medicare program, that we are required to repay. Under U.S. law, the failure to report and return Medicare overpayments can lead to liability under the FCA and associated penalties, including exclusion from Medicare and other federal health care programs. In addition, private payors may on occasion amend their coverage policies in a way that may impact our operations.

As part of our ongoing compliance efforts with these regulatory requirements, we periodically conduct reviews of our TMS Centers’ past operations to assess our compliance with such requirements. If and when such reviews demonstrate that there may be a repayment obligation due to our failure to comply with certain regulatory requirements, the Company remedies the deficiency and returns and refunds any Medicare overpayments within the required time periods.

We may be subject to additional taxes, which could affect our operating results.

We may be subject to assessments for additional taxes, including sales taxes, which could reduce our operating results. In accordance with current law, we pay, collect and/or remit taxes in those jurisdictions where we maintain a physical presence. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that may not be entirely free from doubt and for which we have not received rulings from the governing authorities.

While we believe that we have appropriately remitted all taxes based on our interpretation of applicable law, it is possible that some taxing jurisdictions may attempt to assess additional taxes and penalties on us if the applicable authorities do not agree with our positions. A successful challenge by a tax authority, through asserting either an error in our calculation, or a change in the application of law or an interpretation of the law that differs from our own, could adversely affect our results of operations.

We experience competition from other TMS providers, providers of esketamine nasal spray therapy, hospitals and pharmaceutical and other companies, and this competition could adversely affect our business and revenue.

The market for TMS and esketamine nasal spray services is becoming increasingly competitive. We compete principally on the basis of our reputation and brand, the location of our centers, the quality of our services and the reputation of our affiliated clinicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual clinicians that can offer TMS therapy and/or esketamine nasal spray therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy and/or esketamine nasal spray therapy as part of their overall practice, as well as a few other specialist TMS providers and esketamine nasal spray therapy or intravenous ketamine providers.

We also face indirect competition from pharmaceutical and other companies that develop competitive products, such as anti-depressant medications, with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than TMS or esketamine nasal spray therapy. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive. We are also subject to competition from providers of invasive neuromodulation therapies such as electroconvulsive therapy and vagus nerve stimulation.

Many of our competitors are, and many of our potential competitors may be, larger and have access to greater financial, marketing and other resources. Therefore, these competitors may be able to devote greater resources to the marketing and sale of their products or adopt more aggressive pricing policies than we can. As a result, we may lose market share, which could reduce our revenues and adversely affect our results of operations.

Our competitors may seek to emulate facets of our business strategy, which could result in a reduction of any competitive advantage that we might possess. As a result, our current and future competitors, especially those with greater financial, marketing or other resources, may be able to duplicate or improve upon some or all of the elements of our business strategy that we believe are important in differentiating our patients’ treatment experience. If our competitors were to duplicate or improve upon some or all of the elements of our business strategy, our competitive position and our business could suffer. There can be no assurances that we will continue to be able to compete successfully against existing or future competitors. If we are unable to successfully compete, our business and financial condition would be adversely affected.

Our business is labor intensive and could be adversely affected if we are unable to maintain satisfactory relations with our employees or the occurrence of union attempts to organize our employees.

Our business is labor intensive, and our results are subject to variations in labor-related costs, productivity and the number of pending or potential claims against us related to labor and employment practices. If political efforts at the national and local level result in actions or proposals that increase the likelihood of increased labor costs, or if labor and employment claims, including the filing of class action lawsuits, or work stoppages, trend upwards, our operating costs could correspondingly increase and our employee relations, productivity, earnings and cash flows could be adversely affected.

None of our employees are currently subject to collective bargaining agreements. As we continue to grow and enter different management regions, unions may attempt to organize all or part of our employee base at certain TMS Centers or within certain management regions. Responding to such organization attempts may distract management and employees and may have a negative financial impact on individual locations, or on our business as a whole.

The maintenance of a productive and efficient labor environment and, in the event of unionization of these employees, the successful negotiation of a collective bargaining agreement, cannot be assured. Protracted and extensive work stoppages or labor disruptions, such as strikes or lockouts, could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our employees are subject to federal or state laws governing such matters as minimum wage, working conditions and overtime. Changes in these laws in the markets in which we operate, particularly increases to minimum wage, could cause our operating expenses to increase. A significant increase in labor costs could have an adverse effect on our business, financial condition and results of operations.

We are subject to federal and state laws that govern our employment practices, including minimum wage and overtime payment. Failure to comply with labor and employment laws and regulations could subject us to legal liability and costs, including fines or penalties, as well as reputational damage that could harm our business.

We are subject to federal, state and local laws and regulations relating to the terms of employment, hiring, hours worked, wage and hour requirements, compensation, termination and treatment of employees. These laws and regulations cover financial compensation (including wage and hour standards), benefits (including insurance and 401(k) plans), discrimination, workplace safety and health, benefits, and workers’ compensation. For example, the Fair Labor Standards Act establishes a national minimum wage and guarantees overtime paid at “time-and-a-half” for employees in certain jobs. These laws can vary significantly among states, can be highly technical and costs and expenses related to these requirements may represent a significant operating expense that we may not be able to offset.

Any failure to comply with these laws, including even a minor infraction, could expose us to civil and, in some cases, criminal liability, including fines and penalties. Further, government or employee claims that we have violated any of these laws, even if ultimately disproven, could result in increased expense and management distraction, as well as have an adverse reputational impact on us and have a material adverse effect on our business.

A material disruption in or security breach affecting our information technology systems could significantly affect our business and lead to reduced sales, growth prospects and reputational damage.

The protection of patient, employee and company data is critical to us. We rely extensively on our computer systems to track treatment and patient data, manage our supply chain, record and process transactions, collect and summarize data and manage our business. While our systems are designed to operate without interruption, we may experience interruptions to the availability of our computer systems from time to time. The failure of our computer systems to operate effectively, keep pace with our growing capacity requirements, smoothly transition to upgraded or replacement systems or integrate with new systems could adversely affect our business. In addition, our computer systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attacks, phishing attacks, denial-of-service attacks, social engineering attacks, ransomware attacks, security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war or terrorism, public health emergencies and usage errors by our employees. If our computer systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them, and we may suffer loss of critical data, compromise to the integrity or confidentiality of patient and employee information in our systems or networks, disruption to the systems or networks of third parties on which we rely, and interruptions or delays in our operations. A lack of relevant and reliable information that enables management to effectively manage our business could preclude us from optimizing our overall performance. Any significant loss of data or failure to maintain reliable data could have a material adverse effect on our business and results of operations. A disruption to computer systems could reduce revenues, increase our costs, diminish our growth prospects, expose us to litigation, decrease patient confidence and damage our brand, which could adversely affect our business or results of operations and our reputation.

Experienced computer programmers and hackers, or even internal users, may be able to penetrate or create system disruptions or cause shutdowns of our network security or that of third-party companies with which we have contracted to provide services. We generally collect and store confidential medical information regarding our patients and any compromise of such information could subject us to patient or government litigation, which would harm our reputation and could adversely affect our business and growth. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures or data breaches. An increasing number of websites, including several large internet companies, have recently disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their sites. Because the techniques used to obtain unauthorized access, disable or degrade services or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, sophisticated hardware and operating system software and applications that we buy or license from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the security and operation of the systems. The costs to us to eliminate or alleviate security problems, viruses and bugs could be significant, and efforts to address these problems could result in interruptions, delays or cessation of service that may impede our revenues or other critical functions.

In addition, many jurisdictions in which we operate have adopted breach of privacy and data security laws or regulations that require notification to consumers if the security of their personal information is breached, among other requirements. Governmental focus on data security may lead to additional legislative action, and the increased emphasis on information security may lead patients to request that we take additional measures to enhance security or restrict the manner in which we collect and use patient information. As a result, we may have to modify our business systems and practices with the goal of further improving data security, which would result in increased expenditures and operating complexity. Any compromise of our security or accidental loss or theft of patient data in our possession could result in a violation of applicable privacy and other laws, significant legal and financial exposure and damage to our reputation, which could adversely impact our business, results of operations and the price of our securities, including the Common Shares.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, federal and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the patient information that we process in connection with the payment for TMS treatment, resulting in increased compliance costs.

In addition, as a result of COVID-19, a signification portion of our corporate and head office operational functions are carried out by employees working from home or otherwise remotely. Remote working by employees, increased use of Wi-Fi and use of office equipment off-premises has become necessary for the foreseeable future and may make our business more vulnerable to cybersecurity breach attempts, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could have a material adverse effect on our business and results of operations. There is no guarantee that our disaster recovery procedures will be adequate in these circumstances. This period of uncertainty may also result in increases in phishing and social engineering attacks.

Many of our business functions are centralized at our head office locations. Disruptions to the operations at these locations could have an adverse effect on our business.

Our head office is located in Toronto, Ontario, and our U.S. corporate headquarters is located in Tysons Corner, Virginia. We have centralized a large number of business functions at these locations, including TMS Center design, patient support, marketing and management. Most of our senior management, our primary data center and critical resources dedicated to financial and administrative functions, are located at our head office and U.S. corporate headquarters. If we were required to shut down either one of these sites for any reason, including fire, earthquake or other natural disaster, civil disruption, or pandemic, our management and our operations staff would need to find an alternative location, causing significant disruption and expense to our business and operations.

As a result of the COVID-19 pandemic, an increasing number of our employees, including those working from our head office and U.S. corporate headquarters, have been working remotely. Employing a remote work environment could affect employee productivity, including due to a lower level of employee oversight, distractions caused by the pandemic and its impact on daily life, health conditions or illnesses, disruptions due to caregiving or child care obligations or slower or unreliable internet access. If our productivity is impacted as a result of the transition, we may incur additional costs to address such issues and our financial condition and results may be adversely impacted.

We recognize the need to enhance our disaster recovery, business continuity and document retention plans that would allow us to be operational despite unforeseen events impacting our head office or U.S. corporate headquarters, and intend to do so in the future. Without disaster recovery, business continuity and document retention plans, if we encounter difficulties or disasters at our head office or corporate headquarters, our critical systems, operations and information may not be restored in a timely manner, or at all, and may adversely impact our business operations.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our reported financial results or financial condition.

IFRS and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including revenue recognition, impairment of goodwill and intangible assets, prepaid expenses and other assets, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported financial performance or financial condition in accordance with generally accepted accounting principles.

An inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements and/or call into question the reliability of our financial statements.

We are responsible for establishing and maintaining adequate internal controls over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of our inherent limitations and the fact that we are a relatively new public company and are implementing new financial control and management systems, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the market price of our securities, including the Common Shares, and harm our ability to raise capital in the future.

In connection with the audit of our Fiscal 2020 consolidated financial statements that were prepared in accordance with IFRS, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), our management identified material weaknesses in our internal control over financial reporting. See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Disclosure Controls & Procedures and Internal Control Over Financial Reporting” below for further details. Although we remediated this material weakness during Fiscal 2021, we can provide no assurance that we will not identify material weaknesses in the future.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified in the future, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our securities, including the Common Shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of our securities, including the Common Shares, and harm our ability to raise capital in the future.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of our securities, including the Common Shares.

We are subject to the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) since our Common Shares are listed on Nasdaq. Section 404 of Sarbanes-Oxley (“Section 404”) requires companies subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of our internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”), we are classified as an “emerging growth company”. Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal control over financial reporting during a transition period of up to five years from our initial registration with the United States Securities and Exchange Commission (the “SEC”). We will need to prepare for compliance with Section 404(b) by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404(b) is complicated and time-consuming. Furthermore, we believe that our business will grow in the United States, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by Sarbanes-Oxley. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

Risks Relating to Ownership of Common Shares

There are unexercised options and warrants outstanding and which may be issued from time to time. If these are exercised, an investor’s interest in Common Shares will be diluted.

As of March 31, 2022, there were 17,801,885 Common Shares issued and outstanding. If all of the Company’s options that were issued and outstanding as of March 31, 2022, including options that are not yet exercisable, were to be exercised, we would be required to issue up to an additional 894,500 Common Shares, or approximately 5.0% of the issued and outstanding Common Shares as of March 31, 2022. Furthermore, in connection with the financing under the Credit Agreement, we issued 51,307 Lender Warrants (as defined below) exercisable for an aggregate of 51,307 Common Shares at an exercise price of C$11.20 per Lender Warrant. If all of the Lender Warrants were to be exercised, we would be required to issue up to an additional 51,307 Common Shares, or approximately 0.3% of the issued and outstanding Common Shares as of March 31, 2022. In addition, to the extent that we draw down additional financing under the Credit Agreement, we will be required to issue additional Lender Warrants in an amount equal to 3% of the amounts drawn divided by the lesser of (i) the closing price of the Common Shares on the day prior to the issuance of such additional Lender Warrants and (ii) the average closing price of the Common Shares on the TSX for the 10 days prior to the issuance of such additional Lender Warrants, in each case subject to approval by the TSX. See Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Fiscal 2020 Highlights—Credit Facility” and our audited consolidated financial statements for the year ended December 31, 2021 in this Annual Report.

These issuances, to the extent they occur, would decrease the proportionate ownership and voting power of all shareholders. This dilution could cause the price of the Common Shares to decline and it could result in the creation of new control persons. In addition, our shareholders could suffer dilution in the net book value per Common Share.

A decline in the price of the Common Shares could affect our ability to raise further working capital and adversely impact our ability to continue operations.

A prolonged decline in the price of the Common Shares could result in a reduction in the liquidity of the Common Shares and a reduction in our ability to raise capital. Because a significant portion of our operations has been and may be financed through the sale of equity securities, a decline in the price of the Common Shares could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to implement the planned expansion of our Spravato® Program, our TMS Center expansion strategy or continue current operations. If our stock price declines, we can offer no assurance that we will be able to raise additional capital on acceptable terms or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not have the resources to continue our normal operations.

Greybrook Health Inc. and Greybrook Realty Partners (collectively, “Greybrook”) continues to have significant influence over us, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

As of December 31, 2021, Greybrook beneficially owns approximately 26.6% of the issued and outstanding Common Shares. As long as Greybrook owns or controls a significant number of the outstanding Common Shares, they will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our Board, any amendments to our Articles, or the approval of any merger, acquisition or other significant corporate transaction, including a sale of all or substantially all of our assets.

In addition, Greybrook’s interests may not align with the interests of our other shareholders. Greybrook is in the business of making investments in companies and may acquire and hold, from time to time, interests in businesses that compete directly or indirectly with us. Greybrook may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Future sales of our securities by existing shareholders or by us could cause the market price for the Common Shares to decline.

Sales of a substantial number of the Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell their Common Shares, could significantly reduce the market price of the Common Shares. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of the Common Shares. If the market price of the Common Shares was to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

As of March 31, 2022, there were 17,801,885 Common Shares issued and outstanding. There are also options to acquire 897,500 Common Shares and 51,307 Lender Warrants currently outstanding. In addition, to the extent that the Company draws down additional financing under the Credit Agreement, the Company will be required to issue additional Lender Warrants to the Lender. The Common Shares issuable upon the exercise of these options and Lender Warrants will, to the extent permitted by any applicable vesting requirements and restrictions under applicable securities laws, also become eligible for sale in the public market.

Further, we cannot predict the size of future issuances of Common Shares or the effect, if any, that future issuances and sales of Common Shares will have on the market price of the Common Shares. Sales of substantial amounts of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

Future offerings of debt securities, which would rank senior to the Common Shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to the Common Shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of the Common Shares.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of Common Shares. Any offerings of convertible securities or additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of the Common Shares, or both. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and holders of Common Shares bear the risk of our future offerings reducing the market price of the Common Shares and diluting their ownership interest in the Company.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under any existing or future agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant. Accordingly, realization of a gain on your investment will depend on the appreciation of the price of the Common Shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not invest in Common Shares.

We are a Canadian company and shareholder protections differ from shareholder protections in the United States and elsewhere.

We are organized under the laws of Ontario, Canada and, accordingly, are governed by the Business Corporations Act (Ontario) (the “OBCA”). The OBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders’ suits, indemnification of directors and inspection of corporation records.

Our by-laws designate the Superior Court of Justice of the Province of Ontario, Canada, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders’ ability to choose a favorable judicial forum for disputes with us or our directors or officers under U.S. securities laws.

Article 12 of our by-laws provides that, subject to our consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action or proceeding asserting a claim of a fiduciary duty owed by any director, officer or other employee of the Company to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA or the articles or the by-laws of the Company (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the “affairs”, as defined in the OBCA, of the Company. Under the terms of our by-laws, any investor purchasing any interest in our Common Shares shall be deemed to have notice of and consented to the foregoing forum selection provisions.

The foregoing forum selection provisions would apply to all actions described above, which may include actions that arise under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). However, Section 27 of the U.S. Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the U.S. Exchange Act or the rules and regulations thereunder, and Section 22 of the U.S. Securities Act provides for concurrent U.S. federal and state court jurisdictions over actions under the U.S. Securities Act and the rules and regulations thereunder, subject to a limited exception for certain “covered class actions” as defined in Section 16 of the U.S. Securities Act and interpreted by U.S. courts. Accordingly, there is uncertainty whether a U.S. court would enforce our forum selection clause in a lawsuit that alleges violation of the U.S. Exchange Act and/or the U.S. Securities Act, and investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

As a result of the foregoing uncertainty, the forum selection provision in our by-laws may result in increased costs to a shareholder that seeks to bring a claim under the Exchange Act and/or Securities Act and otherwise limit any such shareholder’s ability to bring such a claim in a judicial forum that it finds favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors or officers under U.S. securities laws.

Certain adverse tax consequences may result from the treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes.

Although the Company is organized as a corporation under the OBCA, the Company takes the position that it is treated as a U.S. domestic corporation for all U.S. federal income tax purposes under Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). As a result, the Company generally is subject to tax on its worldwide income by both Canada and the United States. This treatment is expected to continue indefinitely, which could have a material adverse effect on our financial condition and results of operations.

We do not currently anticipate paying dividends on the Common Shares. If we pay dividends on the Common Shares, any dividends received by shareholders that are not residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) generally will be subject to Canadian withholding tax at the rate of 25%, except as reduced by an applicable income tax treaty. A U.S. Holder (as defined below) may not be permitted to claim a U.S. foreign tax credit for any such Canadian withholding tax, unless such U.S. Holder has sufficient foreign-source income from other sources and certain other conditions are met.

Dividends received by shareholders that are Non-U.S. Holders (as defined below) generally will be subject to U.S. federal withholding tax at the rate of 30%, except as reduced by an applicable income tax treaty. Shareholders that are residents of Canada for purposes of the Tax Act will not be permitted to claim a Canadian foreign tax credit for any such U.S. withholding tax. A shareholder who is neither a U.S. Holder nor a resident of Canada for purposes of the Tax Act generally will be subject to both U.S. withholding tax and Canadian withholding tax. Shareholders subject to both U.S. and Canadian withholding tax are urged to consult their own tax advisers regarding the availability of reduced withholding under an applicable income tax treaty.

Prospective investors are urged to consult their own tax advisers regarding the U.S. tax treatment of the Company and the tax consequences of owning Common Shares in light of their particular circumstances.

Any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of the Common Shares, which could depress the price of the Common Shares.

Our Board has the authority to issue preferred shares and to determine the preferences, limitations and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred shares may be issued with liquidation, dividend and other rights superior to the rights of the Common Shares. The potential issuance of preferred shares may delay or prevent a change in control of us, discourage bids for the Common Shares at a premium over the market price and adversely affect the market price and other rights of the holders of Common Shares.

General Risk Factors

We are subject to insurance-related risks.

We maintain director and officer insurance, liability insurance, business interruption and property insurance and our insurance coverage includes deductibles, self-insured retentions, limits of liability and similar provisions. There is no guarantee, however, that our insurance coverage will be sufficient, or that insurance proceeds will be paid to us on a timely basis. In addition, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war or certain natural disasters. If we incur these losses and they are material, our business, operating results and financial condition may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes.

Natural disasters and unusual weather could adversely affect our operations and financial results.

Extreme weather conditions, as a result of climate change or otherwise, in the areas in which our TMS Centers are located, could adversely affect our business. For example, frequent or unusually heavy snowfall, ice storms, rainstorms or other extreme weather conditions over a prolonged period could make it difficult for our patients to travel to our TMS Centers and thereby reduce the number of treatments we provide. Reduced treatments from extreme or prolonged unseasonable weather conditions could adversely affect our business.

In addition, natural disasters such as hurricanes, tornadoes and earthquakes, or a combination of these or other factors, could severely damage or destroy one or more of our TMS Centers located in the affected areas, thereby disrupting our business operations.

Furthermore, a significant portion of our business functions operate out of our head office in Toronto, Ontario, and our U.S. corporate headquarters in Tysons Corner, Virginia. As a result, our business is also vulnerable to disruptions due to local weather, economics and other factors in these regions.

We may upgrade or replace certain core information technology systems which could disrupt our operations and adversely affect our financial results.

The implementation of new information technology systems may cause delays or disruptions or may be used improperly, either of which might negatively impact our business, prospects, financial condition and results of operations.

The risks associated with information technology systems changes, as well as any failure of such systems to operate effectively, could adversely impact human capital management and the promptness and accuracy of our transaction processing and financial accounting and reporting capabilities. Internal controls over financial reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements may be adversely affected, and we may be required to make significant additional capital expenditures to remediate any such failures or problems.

We believe that other companies have experienced significant delays and cost overruns in implementing similar system changes, and we may encounter problems as well. Our planned investments in maintenance capital expenditures and infrastructure are forward-looking information and are based on opinions, estimates and assumptions that may prove incorrect. Additionally, unforeseen costs in developing infrastructure and other information technology improvements may adversely impact our business operations. We may not be able to successfully implement these new systems or, if implemented, we may still face unexpected disruptions in the future. Any resulting delays or disruptions could harm our business, prospects, financial condition and results of operations.

The market price for the Common Shares may be volatile and your investment could suffer a decline in value.

The market price of the Common Shares may be subject to significant fluctuations. Some of the factors that may cause the market price of the Common Shares to fluctuate include:

●	volatility in the market price and trading volume of comparable companies;
●	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;
●	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
●	short sales, hedging and other derivative transactions in the Common Shares;

●	litigation or regulatory action against us;
●	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with Canadian securities regulators and the SEC, including our financial statements;
●	publication of research reports or news stories about us, our competitors or our industry;
●	positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	changes in general political, economic, industry and market conditions and trends;
●	sales of Common Shares by existing shareholders;
●	recruitment or departure of key personnel;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and
●	the other risk factors described in this Item 3.D, “Key Information—Risk Factors”.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of the Common Shares may be materially adversely affected.

In addition, broad market and industry factors may harm the market price of the Common Shares. Consequently, the price of the Common Shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of the Common Shares regardless of our operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, results of operations and financial condition.

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about us or our business, our trading price and our trading volume could decline.

The trading market for the Common Shares depends in part on the research and reports that industry or securities analysts publish about us or our business. If we obtain industry or securities analyst coverage and if one or more of the analysts who cover us downgrade the Common Shares, the trading price of the Common Shares may decline. If one or more of the analysts cease coverage of our Company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the Common Share price or trading volume to decline. Moreover, if our results of operations do not meet the expectations of the investor community, or one or more of the analysts who cover our Company publishes inaccurate or unfavorable research about our business, the trading price of the Common Shares may decline.

As a foreign private issuer whose shares are listed on Nasdaq, we intend to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq rules. In addition, we intend to follow the TSX listing rules in respect of private placements instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the shares or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules for domestic issuers.

We incur significantly increased costs and devote substantial management time as a result of operating as a U.S. public company.

As a U.S. public company, we incur significant legal, accounting and other expenses that we did not incur as a private company or as a Canadian public company. For example, we are subject to the reporting requirements of the U.S. Exchange Act, and are required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements has increased our legal and financial compliance costs and make some activities more time consuming and costly. In addition, we expect that management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, when the Company loses “emerging growth company” status, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404, which involve annual assessments of a company’s internal controls over financial reporting. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of SOX 404 compliance or the timing of such costs.

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.

We may in the future lose foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. The loss of foreign private issuer status would result in significant costs and expenses which could have an adverse impact on our financial condition and cash flows.

It may be difficult for United States investors to effect service of process or enforcement of actions against us or certain of our directors and officers under U.S. federal securities laws.

We are incorporated under the laws of the Province of Ontario, Canada. A number of our directors and officers reside in Canada. Because certain of our assets and these persons are located outside the United States, it will be difficult for United States investors to effect service of process in the United States upon us or our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act or other United States laws. It may also be difficult to have a judgment rendered in a U.S. court recognized or enforced against us in Canada.

ITEM 4 INFORMATION ON THE COMPANY

A.	History and Development of the Company

General Corporate Information

Greenbrook TMS Inc. was incorporated in Ontario, Canada, under the OBCA on February 9, 2018 as a wholly-owned subsidiary of our predecessor parent company, TMS NeuroHealth Inc. (now TMS NeuroHealth Centers Inc. (“TMS US”)), a corporation incorporated in 2011 under the laws of the State of Delaware. On March 29, 2018, the Company and TMS US completed a corporate reorganization pursuant to which all of the holders of common stock of TMS US exchanged their holdings of common stock of TMS US for our Common Shares, resulting in TMS US becoming a wholly-owned subsidiary of Greenbrook (the “Reorganization”). In connection with the Reorganization, a total of 7,504,875 shares of common stock of TMS US were exchanged for 7,504,875 Common Shares (in each case, on a post-Share Consolidation basis). On September 28, 2018 in connection with the Canadian IPO (as defined below), Greenbrook filed articles of amendment to increase the minimum and maximum size of the Board, to remove the transfer restrictions on the Common Shares and to remove certain other private company restrictions.

On October 3, 2018, we completed our initial public offering in Canada (the “Canadian IPO”) of 2,000,000 Common Shares in Canada (on a post-Share Consolidation basis) that were distributed by us upon the exercise or deemed exercise of 2,000,000 outstanding special warrants of the Company (on a post-Share Consolidation basis), which exercises required no additional payment to us by the applicable warrantholders.

In conjunction with the Canadian IPO, the Common Shares were listed for trading on the TSX under the symbol “GTMS” on October 3, 2018.

On January 12, 2021, at a special meeting of shareholders, our shareholders approved a special resolution authorizing the Board to amend our Articles to effect a consolidation of all of the issued and outstanding Common Shares, such that the trading price of the Common Shares following the Share Consolidation would permit us to qualify for listing on the Nasdaq. On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares and on February 4, 2021, the Common Shares began trading on a post-consolidation basis on the TSX. In addition to the Share Consolidation, our shareholders also approved amendments to the Company’s by-laws to, among other things, increase the quorum requirement for shareholder meetings for purposes of satisfying Nasdaq’s minimum quorum requirement, as well as an amendment to the Company’s Articles to allow the Board to appoint additional directors not exceeding one third of the number of directors elected at the previous annual meeting of shareholders. On March 12, 2021, the Common Shares were certified for listing on the Nasdaq and on March 16, 2021, the Common Shares commenced trading on the Nasdaq under the symbol “GBNH”.

The following chart identifies our material subsidiaries, their governing jurisdictions and the percentage of their voting securities which are beneficially owned, or controlled or directed, directly or indirectly, by Greenbrook:

Note:

(1)

As at December 31, 2021, our 149 TMS Center locations are operated through individual operating limited liability companies existing under the laws of the Commonwealth of Virginia and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, Iowa and Massachusetts. In certain circumstances, the Company partners with local clinicians, behavioral health groups or other strategic investors, which own minority interests in certain of our TMS Center operating limited liability companies. As at December 31, 2021, we have 94 wholly-owned TMS Centers and 55 TMS Centers in which we have a controlling interest, each through the applicable TMS Center Operating LLCs.

As at December 31, 2021, our network consisted of 149 TMS Center locations spanning 15 management regions in the Commonwealth of Virginia and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, Iowa and Massachusetts.

Our head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4W 3P4 and our telephone number is 416-915-9100. Our United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, United States, 22102. We have designated TMS US as our agent for service of process in the United States and its address is 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, USA, 22102.

Recent Developments in Our Business

COVID-19

While our TMS Centers have remained open during the COVID-19 pandemic (including as an “essential business”), we experienced a temporary decline in both patient visits/treatments and new patient treatment starts during Fiscal 2020 and into Fiscal 2021 as a result of the COVID-19 pandemic. While operating conditions began to normalize during the first half of Fiscal 2021, the surge in the COVID-19 delta variant during the summer season of 2021 created caution among patients, especially in late August and September. Treatment volume levels began to normalize again in October 2021 with strong momentum in patient starts and consultations going into Q4 2021. However, in Q4 2021, the surge in the COVID-19 omicron variant once again caused caution among patients, resulting in a decline in both patient visits/treatments and new patient starts. In addition, a significant number of staff members and affiliated clinicians were required to isolate as a result of having contracted COVID-19. As a result, we implemented several cost containment measures, including implementation of staffing reductions and a hiring freeze effective in December 2021, and a reduction in discretionary spend (particularly in corporate, general and administrative expenses, travel & entertainment, and marketing spend). While the COVID-19 pandemic has resulted in certain operational challenges during Fiscal 2021, we believe that the COVID-19 pandemic has increased the demand for mental health services and we believe that we are well-positioned to serve this unmet demand.

Early 2022 and Fiscal 2021 Highlights

Spravato® Program

In the first quarter of Fiscal 2021, we commenced offering Spravato® (esketamine nasal spray) at select TMS Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions.

The roll-out of our Spravato® Program at select TMS Centers continued through Fiscal 2021 and into 2022, building on our long-term business plan of utilizing our TMS Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. We have managed to leverage excess capacity in certain of our TMS Centers through the Spravato® Program which has effectively enhanced profit margins in these TMS Centers. As of March 25, 2022, we have expanded our offering of Spravato® to an additional 13 TMS Centers, bringing our total to 23 TMS Centers offering Spravato®.

The suitability of administration of Spravato® to patients will be determined by Greenbrook-affiliated clinicians based on clinical appropriateness, while ensuring regulatory compliance with FDA requirements. TMS therapy is not a requisite for Spravato® administration. Spravato® is marketed by Janssen Pharmaceuticals, Inc.

Achieve TMS East/Central Acquisition

On October 1, 2021, we completed the acquisition of Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”). The initial aggregate purchase price for Achieve TMS East/Central was $7.9 million, excluding Achieve TMS East/Central’s cash and subject to customary working capital adjustments. In addition, contingent consideration for the acquisition of Achieve TMS East/Central (the “Achieve TMS East/Central Acquisition”) is subject to a capped earn-out of up to an additional $2.5 million based on the financial performance of Achieve TMS East during the twelve-month period following completion of the Achieve TMS East/Central Acquisition, payable following the calculation period. As at December 31, 2021, we estimated the fair value of the purchase price payable in respect to the earn out to be nil.

The Achieve TMS East/Central Acquisition added 17 new TMS Centers and we believe it strengthens our presence in New England and in the central United States. We anticipate that the Achieve TMS East/Central Acquisition will also serve as the foundation for future growth within these regions. We expect to realize operational synergies and to secure robust payor contracts, brand recognition, clinician reputation and a strong management team through the Achieve TMS East/Central Acquisition.

2021 Public Equity Offering

On September 27, 2021, the Company completed a bought deal public offering of Common Shares in Canada and the United States (the “2021 Public Equity Offering”). Pursuant to the 2021 Public Equity Offering, an aggregate of 1,707,750 Common Shares were issued at a price of $7.75 per Common Share, for aggregate gross proceeds to the Company of $13.2 million. The 2021 Public Equity Offering was made pursuant to an underwriting agreement entered into among Stifel Nicolaus Canada Inc., Bloom Burton Securities Inc. and Lake Street Capital Markets, LLC. The Company used the net proceeds from the 2021 Public Equity Offering to satisfy the purchase price in respect of the Achieve TMS East/Central Acquisition as well as for working capital and general corporate purposes.

PPP Loan Forgiveness

On July 29, 2021, as authorized by Section 1106 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), the U.S. Small Business Administration forgave the loan amount of $3.1 million previously made to the Company under the United States Paycheck Protection Program (the “PPP Loan”) as well as all accrued and unpaid interest.

2021 Private Placement

On June 14, 2021, the Company completed a non-brokered private placement of Common Shares (the “2021 Private Placement”) in reliance upon Rule 506(c) under the U.S. Securities Act. Pursuant to the 2021 Private Placement, an aggregate of 2,353,347 Common Shares were issued at a price of $10.00 per Common Share, for aggregate gross proceeds to the Company of $23.5 million. The Company used the net proceeds from the 2021 Private Placement to fund operating activities and for working capital and general corporate purposes.

In connection with the 2021 Private Placement, Masters Special Situations, LLC (“MSS”), Greybrook Health and 1315 Capital II, LP (“1315 Capital” and, together with MSS and Greybrook Health, the “Investors”) each received the right to appoint a nominee to the Board as well as rights to participate in future equity issuances by the Company to maintain such investors’ pro rata ownership interest in the Company for so long as the applicable Investor (together with its affiliates) owns, controls or directs, directly or indirectly, at least 5% of the outstanding Common Shares (on a partially-diluted basis). In addition, each of the subscribers in the 2021 Private Placement received customary resale, demand and “piggy-back” registration rights.

On August 3, 2021, the Company appointed Robert Higgins to the Board following the exercise by MSS of its board nomination right granted in connection with the 2021 Private Placement. Adele C. Oliva and Sasha Cucuz, current members of the Board, represent 1315 Capital’s and Greybrook Health’s board nominees, respectively.

Participation on BrainsWay Smoking Cessation Trial

In August 2020, BrainsWay Ltd. (“BrainsWay”) was granted FDA clearance to use its deep TMS (“Deep TMS”) system as an aid in short-term smoking cessation in adults. The treatment will utilize BrainsWay’s H4 Deep TMS coil, which was designed to target addiction-related brain circuits. On April 29, 2021, our Richmond Heights, Missouri TMS Center was named as one of the participating centers in BrainsWay’s roll-out of its smoking cessation TMS therapy.

Nasdaq Listing

On March 12, 2021, the Common Shares were certified for listing on the Nasdaq and on March 16, 2021, the Common Shares commenced trading on the Nasdaq under the symbol “GBNH”.

Share Consolidation; Amendments to Articles and By-Laws

On January 12, 2021, we announced that our shareholders approved a special resolution for an amendment to the Company’s Articles and authorized the Share Consolidation of our outstanding Common Shares on the basis of a ratio that would permit us to qualify for a potential listing on Nasdaq. On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares and on February 4, 2021, the Common Shares began trading on a post-consolidation basis on the TSX under its current trading symbol “GTMS”.

In addition to the Share Consolidation, our shareholders also approved amendments to the Company’s by-laws to, among other things, increase the quorum requirement for shareholder meetings for purposes of satisfying Nasdaq’s minimum quorum requirement, as well as an amendment to the Company’s Articles to allow the Board to appoint additional directors not exceeding one third of the number of directors elected at the previous annual meeting of shareholders.

Fiscal 2020 Highlights

Credit Facility

On December 31, 2020, we entered into a credit and security agreement (as amended by amendment no. 1 to the credit and security agreement effective October 1, 2021, the “Credit Agreement”) for a $30 million secured credit facility (the “Credit Facility”) with Oxford Finance LLC (the “Lender”). The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. All amounts borrowed under the Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Credit Facility has a five-year term and amortizes over the life of the Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. As consideration for providing the Credit Facility, we issued 51,307 common share purchase warrants (the “Lender Warrants”) to the Lender, each exercisable for one Common Share at an exercise price of C$11.20 per Common Share. The Lender Warrants will expire on December 31, 2025. In addition, to the extent that we draw down additional financing under the Credit Facility, we will be required to issue additional Lender Warrants in an amount equal to 3% of the amounts drawn divided by the lesser of (i) the closing price for the Common Shares on the day prior to the issuance of such Lender Warrants and (ii) the average closing price of the Common Shares on the TSX for the 10 days prior to the issuance of such additional Lender Warrants, in either case subject to approval by the TSX.

The terms of the Credit Agreement require us to satisfy various affirmative and negative covenants and to meet certain financial milestones relating to the achievement of certain tiered EBITDA and revenue targets; debt-to-EBITDA ratio and debt-to-enterprise value ratio targets; and minimum unrestricted cash and daily average unrestricted cash requirements. As of the date of this Annual Report, the Company does not currently meet these financial milestones and is, therefore, unable to draw down on any of the delayed-draw term loan tranches under the Credit Facility at this time. The negative covenants limit, among other things, our ability to incur additional indebtedness outside of what is permitted under the Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. The Credit Agreement includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control. See also Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations——Liquidity and Capital Resources” below.

2020 Equity Offering

On May 21, 2020, we completed a public offering in Canada of Common Shares for gross proceeds of approximately C$15,000,000 (approximately US$10.8 million) (the “2020 Equity Offering”). The 2020 Equity Offering was completed pursuant to an agency agreement with a syndicate of underwriters.

Pursuant to the 2020 Equity Offering, we issued a total of 1,818,788 Common Shares at a price of C$8.25 per Common Share. We used the net proceeds from the 2020 Equity Offering to fund operating activities and for other working capital and general corporate purposes.

Fiscal 2019 Highlights

New Management Regions and TMS Center Network Expansion

The below bullets describe the five management regions we developed in 2019.

●	On January 9, 2019, we expanded our TMS Center network into the Tampa-St. Petersburg Metropolitan region, through the opening of three TMS Centers in the Tampa-St. Petersburg, Florida region. This expansion marked the initial expansion of our TMS Center network into the State of Florida.
●	On May 9, 2019, we expanded our TMS Center network into the State of Michigan, through the opening of a new TMS Center in Detroit, Michigan. This expansion marked the initial expansion of our TMS Center network into the State of Michigan.

●	On September 26, 2019, we expanded our TMS Center network into the States of California, Oregon and Alaska, through the Achieve TMS West Acquisition (as defined below) and the 21 TMS Centers operated by them. This expansion marked the initial expansion of our TMS Center network into the States of California, Oregon and Alaska. See “—Acquisition of Achieve TMS West” below.

Acquisition of Achieve TMS West

On September 26, 2019, the Company, through its wholly-owned subsidiary, TMS US, completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS West”) pursuant to the terms of a membership interest purchase agreement with the sellers named therein (the “Vendors”) dated September 11, 2019 (the “Achieve TMS West Acquisition”). Achieve TMS West controls and operates a network of TMS Centers that specialize in the provision of TMS therapy for the treatment of depression and related psychiatric services at TMS Centers in California, Oregon and Alaska. We believe the Achieve TMS West Acquisition will allow us to accelerate our expansion in the western United States in future periods.

The total consideration for the acquisition was $10,596,912 (net of Achieve TMS West’s cash and subject to working capital adjustments), of which $2,611,044 was satisfied through the issuance of 286,348 Common Shares to the Vendors and $7,985,868 was satisfied by way of a cash payment to the Vendors, in each case, on the closing of the acquisition. The share consideration for the Achieve TMS West Acquisition was valued based on a price per Common Share equal to the volume-weighted average trading price of the Common Shares on the TSX for the five trading days ending two trading days prior to the closing of the Achieve TMS West Acquisition.

In addition, a portion of the purchase price payable in respect of the Achieve TMS West Acquisition was subject to an earn-out based on the earnings before interest, tax, depreciation and amortization achieved by Achieve TMS West during the twelve-month period following September 26, 2019, the closing date of the Achieve TMS West Acquisition (the “Earn-Out”). The Earn-Out was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 Common Shares to the vendors on March 26, 2021. Of the remaining $7,223,630 of Earn-Out consideration payable, $2,780,590 was paid in cash on March 26, 2021 and certain vendors agreed to defer $4,443,040 of the cash Earn-Out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000, which payment was made in full concurrently with the deferred cash payment on June 28, 2021.

2019 Equity Offerings

On May 17, 2019, we completed an underwritten bought deal public offering of 805,000 Common Shares (including 105,000 Common Shares issued pursuant to the full exercise of the underwriters’ over-allotment option) in Canada and a concurrent private placement to 1315 Capital of 1,076,800 Common Shares, in each case at a price of C$16.25 per Common Share, for total gross proceeds of C$30,579,250 (approximately US$22.8 million) (the “2019 Equity Offerings” and, together with the 2020 Equity Offering and the 2021 Public Equity Offering, the “Equity Offerings”). The 2019 Equity Offerings were both completed on a bought deal basis by a syndicate of underwriters.

The Company used the net proceeds from the 2019 Equity Offerings for the development of new TMS Centers, to fund the cash portion of the purchase price for the Achieve TMS West Acquisition (see “—Acquisition of Achieve TMS West” above) and for working capital and general corporate purposes.

In connection with the 2019 Equity Offerings, the Company issued 112,908 broker warrants (“Broker Warrants”) to the underwriters. Each Broker Warrant entitled the holder thereof to purchase one Common Share at an exercise price of C$16.25 for a period of 24 months following the date of issuance thereof. The Broker Warrants expired on May 17, 2021.

Capital Expenditures

We incur capital expenditures mainly in relation to the expansion of our TMS Centers, for leasehold improvements, office furniture and computer equipment in the operation of our business. See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Analysis of Cash Flows”.

Internet Availability of Company Information

The SEC maintains an Internet site (http://www.sec.gov) that makes available reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company’s Internet site can be found at www.greenbrooktms.com. The information on our website is not incorporated by reference into this Annual Report and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only.

B.Business Overview

Overview of Greenbrook

Through our TMS Centers, we are a leading provider of TMS therapy in the United States for the treatment of MDD and other mental health disorders. Our predecessor, TMS US, was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of TMS, an FDA-cleared, non-invasive therapy for the treatment of MDD. In 2018, our TMS Centers began offering treatment for OCD. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of TMS – a patient-focused, centers-based service model to make TMS treatment easily accessible to all patients while maintaining a high standard of care. We have identified the following key opportunity drivers for our business:

•	the safety and efficacy of TMS as a treatment option for patients suffering from MDD and OCD;
•	the growing societal awareness and acceptance of depression as a treatable disease and a corresponding reduction in stigma surrounding depression, seeking treatment and mental health issues generally;
•	the growing acceptance, but under-adoption, of TMS;
•	the poor alignment of TMS treatment with traditional practices of psychiatry which created an opportunity for a new, differentiated service channel;
•	the fragmented competitive landscape for TMS treatment which provides an opportunity for consolidation; and
•	the track record of success by the management team in multi-location, center-based healthcare service companies.

After opening our first TMS Center in 2011 in Tysons Corner in Northern Virginia, we have grown to operate a network of TMS Center’s across the United States. We establish TMS Centers in convenient locations to provide easy access to patients and clinicians. As at December 31, 2021, we owned and operated 149 TMS Centers spanning 15 management regions in the Commonwealth of Virginia, and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, Iowa and Massachusetts.

Our regional model seeks to develop leading positions in key markets and to leverage operational efficiencies by combining smaller local TMS treatment centers within a region under a single shared regional management infrastructure. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area which facilitates the use of regional staff working across the various TMS Center locations within the management region and creates a marketing capture area that allows for efficiencies in advertising costs. Management regions often have similar economic characteristics and are not necessarily defined by state lines, other geographic borders, or differentiating methods of services delivery, but rather are defined by a functional management area.

Industry Overview

Depression – Disease Overview

MDD is a mood disorder characterized by depressed mood and/or a loss of interest or pleasure from activities. Other common signs and symptoms that define the condition include feelings of worthlessness or guilt, sleep disturbance, changes in appetite or weight, psychomotor slowing or agitation, fatigue, concentration difficulties, and recurrent thoughts of death or suicide (Source: American Psychiatric Association’s Diagnostic and Statistical Manual of Mental Disorders, fifth edition, or DSM-5).

MDD is often a recurrent disease and follows a fluctuating course over an individual’s lifetime, with alternating periods of remission and relapse. Experiencing one episode of MDD places the individual at an estimated 50% risk of experiencing an additional episode of MDD in the future. Approximately 80% of individuals who have experienced two episodes of MDD will experience an additional episode in the future (Sources: American Psychiatric Association’s Diagnostic and Statistical Manual of Mental Disorders, fourth edition; Interpersonal Factors in the Origin and Course of Affective Disorders, 1996; American Journal of Psychiatry, 1992 Aug; 149(8)).

A clinical diagnosis of MDD is determined by conducting a clinical exam and interview to establish if the patient is experiencing the combination of symptoms as defined in the DSM-5. The severity of a patient’s symptom profile is typically measured using a standardized rating scale. These scales can be derived from a patient-driven, self-reported questionnaire, such as the Patient Health Questionnaire-9 (“PHQ-9”), or from an observer-dependent and interview-based scale, such as the Hamilton Depression Rating Scale (“HAMD”). These rating scales, among other diagnostic criteria, can be used to grade a patient’s MDD symptoms on a continuum from mild to severe. In addition to the depression symptoms and their negative impact on quality of life, MDD is also commonly associated with a number of serious co-morbidities, including other mental health disorders, with an estimated 65.8% of patients with recurrent MDD suffering from accompanying psychiatric conditions or substance abuse disorders (Source: American Journal of Psychiatry,1997 Dec; 154(2)). MDD patients also have a substantially increased risk of committing suicide and increased risk for other conditions, such as heart disease (Sources: Acta Psychiatrica Scandinavica, 2008 Mar, 117(3); Frontiers in Psychiatry, 2016 Jul; 33(7)). The common and most widely accepted clinical measurement threshold for determining whether there has been a positive response to treatment of MDD is a significant decrease in depressive symptoms as measured using a standardized ratings scale from certain baseline scores. Where a patient demonstrates few or no symptoms at all, the patient is commonly referred to as being “in remission”. The return of symptoms is commonly referred to as a “relapse”.

As with many psychiatric disorders, the direct causes of MDD and underlying pathophysiology remain to be fully elucidated. However, a variety of interrelated factors are known to likely be involved, including (i) the physical and neurochemical status of the brain, including specific brain regions, (ii) hormonal changes, (iii) genetics, (iv) acute life events, (v) chronic stress, (vi) childhood exposure to adversity, and (vii) a myriad of other environmental factors. A signaling network in the brain that is known to function in the regulation of mood, and is believed to play a significant role in the occurrence of MDD, is a circuit that includes the prefrontal cortex, the anterior cingulate cortex and the limbic brain structures (Source: CMAJ, 2009 Feb; 180(3)). This network, and all other networks and signaling structures in the brain, are created by connections between neurons, the individual nerve cells in the brain. A neuron is a specialized cell-type that responds to both chemical and electrical signals and is connected to other neurons through specialized cell-to-cell connections known as synapses. The release of chemical messengers, or neurotransmitters, in the brain occurs across these synapses and results in changes in the electrical properties of the receiving neuron and the further propagation of the signal in the brain to form neuronal circuits.

This communication process between two neurons across individual synapses or between different regions of the brain is ordinarily regulated by feedback mechanisms that result in the decreased release of neurotransmitter signals through a process known as reabsorption or reuptake, in which the neurons actively reabsorb the neurotransmitters back into the cell once adequate signaling has occurred. In people with MDD, however, this complex system of neuronal communication is impaired and does not function properly. In MDD, a number of causes may underlie this impaired signaling. For example, specialized neurotransmitter receptors may be either oversensitive or insensitive to a specific neurotransmitter, causing their response to its release to be either excessive or inadequate, or the signal might also be weakened if the originating cell produces too little of a neurotransmitter or if the reuptake process is too active and reabsorbs too much of the neurotransmitter to allow for proper signaling.

It is now widely accepted in neuroscience that improper regulation of one or more of the three major neurotransmitters, serotonin, norepinephrine and dopamine, plays a role in the emergence of depression. This understanding has been essential to the development of psychiatric drugs and the treatment of depression based on targeting chemically-based mechanisms underlying mood regulation. In contrast to chemically-based treatment, TMS therapy is a newer treatment paradigm that instead uses a targeted, circuit-based approach that relies on the ability of electrical mechanisms to help restore and augment neurotransmitter signaling to help re-establish proper function to neuronal pathways to treat depression.

The images below illustrate brain activity as measured by positron emission tomography or PET imaging for patients suffering from MDD as compared to normal functioning brain activity (blue and green represents decreased brain activity) (Source: Mayo Foundation):

Depressed	Not Depressed

Prevalence and Societal Cost

The WHO now ranks MDD as the single largest contributor to global disability and a major contributor to the occurrence of suicide worldwide (Source: Depression and Other Common Mental Disorders – Global Health Estimates (WHO 2017)). A study published in the Journal of Clinical Psychiatry estimated the economic burden of the disease at approximately US$210 billion annually in the United States alone, including outpatient and inpatient medical costs, pharmacy costs, suicide related costs and workplace costs (Source: Journal of Clinical Psychiatry, 2015 Feb; 76(2)). A study published in Psychological Medicine reported that the global point prevalence of MDD is approximately 4.7% (Source: Psychological Medicine, 2013 Mar; 43(3)) and the WHO estimates that there are approximately 300 million people in the world struggling with depression (Source: Depression and Other Common Mental Disorders – Global Health Estimates (WHO 2017)).

Traditional Treatment Options

In the United States, an initial diagnosis of MDD in adult patients is typically determined by the patient’s primary care physician. Upon diagnosis, the most common form of treatment for MDD is the prescribing of an initial course of antidepressant medication, which may or may not be accompanied by psychotherapy. The physician would typically discuss a number of different treatment options with the patient and then design a treatment plan tailored to the patient’s specific symptoms, personal preferences and the psychiatric services available in proximity to the patient’s home or workplace.

The most commonly prescribed antidepressant medications are selective serotonin reuptake inhibitors (“SSRIs”). SSRIs primarily act to affect the levels and activity of serotonin in the brain and attempt to combat depression by blocking or inhibiting the reuptake of this particular neurotransmitter, thereby increasing the levels of available serotonin to promote proper signaling. Different classes of antidepressant medications also work on different combinations of underlying neurotransmitters. For example, serotonin norepinephrine reuptake inhibitors (“SNRIs”) work by blocking the reuptake of both serotonin and norepinephrine. Other medications may have more diverse effects on all three major neurotransmitters. During the initial treatment period, patients commonly suffer from negative side effects that may offset any benefits in symptoms experienced and result in discontinuing treatment. Therefore, it is common for a patient and their primary care physician to experiment with different antidepressant drugs and drug combinations before determining a medication regimen for the patient that provides both adequate symptom relief and is tolerable from a side effect perspective.

Depression-focused psychotherapy, or “talk therapy”, is also commonly recommended as a treatment option for patients suffering from MDD. Psychotherapy is generally implemented as part of a treatment plan in conjunction with the use of antidepressant medication. Two of the most well studied and commonly available psychotherapy techniques for MDD are cognitive behavioral therapy and interpersonal psychotherapy, both of which are interactive therapies conducted between a trained professional and the patient.

If initial treatment approaches do not sufficiently relieve a patient’s symptoms, a primary care physician will often refer the patient to a psychiatrist trained in psychopharmacology. There are a substantial number of drugs and drug combinations that a psychiatrist may consider as second line therapies for MDD after an initial treatment has failed. For example, a psychiatrist may recommend combining two or more antidepressant medications, which is referred to as “combination therapy”, or using a second medication such as an atypical antipsychotic drug that is not an antidepressant along with the initial antidepressant medication to potentially augment the efficacy of such antidepressant, which is referred to as “augmentation”.

Other, later-stage treatment options, such as electroconvulsive therapy (“ECT”) and vagus nerve stimulation (“VNS”), are associated with greater medical risk, and are usually only considered for patients with severe cases of MDD. ECT is a hospital-based, inpatient treatment approach that is typically reserved for patients exhibiting the most severe MDD symptoms and is implemented most commonly in patients that are experiencing catatonia, psychosis, or acute suicidality that necessitate inpatient hospitalization. ECT involves the direct application of high voltage electrical current to the surface of the head and must be administered under anesthesia. VNS is the most invasive treatment option currently approved by the FDA for MDD and is usually only considered for patients who have proven to be severely treatment resistant. VNS involves the surgical implantation of a stimulating electrode that is wrapped around the vagus nerve, which travels through the neck near the carotid artery, and a pulse generator that is separately implanted under the skin near the patient’s collarbone. The pulse generator sends electrical impulses to the electrode with the aim of stimulating the regions of the brain known to be directly associated with the regulation of mood.

Limitations of Traditional Treatment Options

Although a large number of antidepressant drugs have been approved and can be efficacious in subsets of patients in relieving depression symptoms, drug therapy has two primary limitations as it relates to the treatment of MDD:

1.	Limited efficacy, which can decline with each successive cycle of medication, with respect to both the same or different class(es) of antidepressant drugs; and
2.	Treatment-emergent negative side effects and toxicities causing poor patient treatment adherence or discontinuation of treatment therapy altogether.

The limitations of drug therapy in MDD were well demonstrated in the Sequenced Treatment Alternatives to Relieve Depression Study (the “STAR*D Study”) conducted by the U.S. National Institute of Mental Health that enrolled 4,041 adult patients (aged 18-75) suffering from MDD at 41 clinical sites in order to examine the outcome of a sequenced series of antidepressant medication attempts that replicated current views on best practices. In the STAR*D Study, the results of which were published in 2006, only approximately 49% of patients responded to their first course of medication, and 28% of patients achieved remission in their first course of medication. Only approximately 21% of patients achieved remission in their second course of medication.

Many patients taking antidepressant medications experience negative and/or intolerable side effects to treatment that contribute to a delay or failure in attaining an effective or optimal antidepressant dose, poor patient treatment adherence or discontinuation of treatment altogether. Furthermore, the likelihood of achieving remission is limited and such likelihood declines with each successive medication attempt (Source: STAR*D Study). Antidepressant medication therapy for the treatment of MDD is often administered along with a recommendation for a depression-focused psychotherapy. While these treatment options have demonstrated efficacy in some clinical studies, they are also associated with limitations in practice. For instance, the experience level of the therapist may significantly affect the treatment outcome and access to such therapy can be limited for many patients.

The other treatments that offer patients alternatives where drugs and psychotherapy have failed, ECT and VNS, can have significant disadvantages when compared to TMS. ECT typically requires general anesthesia and must be administered in a controlled hospital setting with direct access to emergency resuscitation equipment. ECT is typically administered three times per week for up to 12 treatments, with some patients requiring as many as 20 treatments. Some patients experience a rapid return of symptoms after a course of ECT, requiring ongoing maintenance sessions to sustain benefit. The two most common side-effects ECT patients may experience are confusion and memory loss, each of which can occur immediately following a treatment session. Other side effects may include nausea, headache, jaw pain, muscle ache, hypertension and hypotension and life-threatening complications including adverse reactions to anesthesia, arrhythmias, ischemia or prolonged seizures. (Source: Psychiatric Clinics of North America, 2016 Sep; 39(3)). Despite the risks and potential side-effects of ECT, VNS is actually considered the most invasive treatment option currently approved by the FDA for MDD patients who have proven to be severely treatment resistant. The surgical implantation of the VNS device (both stimulating electrode and pulse generator) introduces risks including infection or local damage to the recurrent laryngeal nerve, which may lead to permanent voice alteration. Other significant potential adverse events associated with VNS include risk of developing cardiac arrhythmias and the need for repeated invasive procedures required to replace the pulse generator battery (Source: Psychiatry (Edgmont), 2006 May; 3(5)). VNS has a delayed onset of action, requiring up to a year to realize its full potential. Lastly, complications and delays relating to reimbursement for the implantation and ongoing monitoring of the VNS device results in limiting access to the procedure for many patients.

TMS as a Safe and Effective Treatment Alternative

Overview of TMS

TMS is differentiated from traditional drug therapy approaches for the treatment of MDD and represents a different paradigm for the treatment of depression. TMS uses a pulsed magnetic field to induce electrical currents in neural tissue designed to stimulate specific areas of the brain associated with mood. The target for stimulation and activation in TMS to treat MDD is the prefrontal cortex, which serves as a starting point to regulate the neuronal circuitry connected to this region of the brain. This stimulation triggers a cascading electro-chemical effect that can pass along the neuronal circuit and reach into the deeper structures of the brain that also serve to regulate mood. This process can change the level of excitability and neuronal connections among these structures in a manner that improves the overall activity of the neuronal circuit which is believed to underlie the improvement in MDD symptoms in responsive patients (Source: Frontiers in Human NeuroScience, 2013 Feb; 7(37)).

TMS is most commonly performed as an office-based procedure using an FDA-cleared medical device specifically designed to deliver the magnetic pulses necessary to stimulate the neurons. A course of treatment typically requires treatment sessions five times per week, conducted over a four- to six-week period that can last from 19 to 45 minutes per session. Post-TMS treatment, patients can immediately return to their normal routine, including driving home or to the workplace.

TMS is considered to be an appropriate alternative and a potentially life-changing treatment for a patient suffering from MDD who has failed to achieve satisfactory improvement from prior antidepressant medications and psychotherapy in the current MDD episode. One of the main advantages of TMS therapy is that it has few side effects, with the most common side effect being short-lasting mild pain or discomfort around the treatment site which typically only lasts during the first week of treatment. Other adverse reactions such as jaw and face pain, muscle pain, spasm or twitching, and neck pain were reported as mild or moderate and were also resolved shortly after treatment, as well as seizures in certain patients. The less severe side effects associated with TMS therapy make it an attractive option for patients, particularly when compared with more aggressive treatment options, such as ECT, which may have significant and relatively severe side effects which may include nausea, headache, jaw pain, muscle ache, hypertension and hypotension and life-threatening complications including adverse reactions to anesthesia, arrhythmias, ischemia or prolonged seizures. The side effect profile of TMS therapy also compares favorably to VNS, which is considered to be the most invasive therapy option approved by the FDA for MDD patients who have proven to be severely treatment resistant. VNS is associated with surgical related risks, such as infection or local damage to the recurrent laryngeal nerve, which may lead to permanent voice alteration.

Safety and Efficacy of TMS Therapy for MDD

TMS is an FDA-cleared, safe and effective neurostimulation therapy for the treatment of patients suffering from MDD. The safety and efficacy of TMS therapy has been demonstrated through two large, sham-controlled trials. For real world outcomes, a clinical trial was conducted on patients who failed to achieve satisfactory improvement from antidepressant medication treatment, demonstrated that approximately 58% of patients responded positively to TMS therapy, and approximately 37% of patients achieved remission of their MDD symptoms (Source: Depression and Anxiety, July 2012; 29(7)). Another analysis of patients in a multi-site, naturalistic observational clinical trial who consented to 12 months of follow-up showed a response rate of approximately 62% and a remission rate of 42% at six weeks, and a response rate of 68% and a remission rate of 45% at 12 months (Source: Journal of Clinical Psychiatry, 2014 Dec; 75(12)). This is contrasted with the results from the STAR*D Study on MDD drug treatment outcomes where only approximately 28% of patients achieved remission in their first round of drug treatment. For patients failing the first-line drug therapy and undergoing a second round of drug treatment, approximately 21% of patients achieved remission in their second medication attempt (Source: STAR*D Study). In addition to the higher efficacy rates, as measured by remission of MDD symptoms versus medication therapy, the discontinuation rate in the sham-controlled TMS clinical studies were approximately 5% (Source: Journal of Clinical Psychiatry, 2008 Feb; 69(2)), which is a marked contrast to the single medication treatment in the STAR*D Study in which the adverse events discontinuation rate increased from 9% to 41% as additional alternative monotherapy treatment attempts were administered (Source: STAR*D Study). These study results demonstrate TMS to be better tolerated by patients than medication therapy, with the most common side effect being transient pain or discomfort around the treatment site, with a minimal risk of seizures.

Sources:

(1)	STAR*D Study.
(2)	Journal of Clinical Psychiatry, 2014 Dec; 75(12).
(3)	Journal of Clinical Psychiatry, 2004 Apr; 65(4); Biol Psychiatry, 2004 Feb; 55(3).

TMS Delivery Systems

TMS treatments are delivered using TMS Devices, federally regulated medical devices specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD. There are currently seven FDA-cleared TMS Devices on the market in the United States; these include NeuroStar Advanced Therapy Systems, BrainsWay Deep TMS, Magstim, Horizon, MagVentureTMS, Cloud TMS, Nexstim and Apollo TMS. We currently have ongoing supply relationships with four of the seven TMS Device manufacturers (Neuronetics, Inc., BrainsWay, Nexstim Plc and MagVenture, Inc.) and we actively use four different TMS Devices in our centers. By not limiting ourselves to exclusive relationships with any particular device vendor, we believe we are well positioned to ensure that the best-in-class TMS technology can always be made available to our clinicians and patients throughout our network of TMS Centers.

Key Benefits of TMS Therapy

●	Effective treatment option – In a clinical study, TMS demonstrated a response rate of approximately 62% and a remission rate of approximately 42% (Source: Journal of Clinical Psychiatry, 2014 Dec; 75(12)).
●	Positive patient experience with convenient treatments – TMS is a short office-based procedure administered in an office setting, allowing for convenient patient access. Patients can immediately return to their normal routine following each treatment session, including driving home or to the workplace.
●	Non-invasive and non-sedative procedure – In contrast to other second-line treatment alternatives, TMS therapy requires no anesthesia and no hospitalization.
●	Well-tolerated treatment option with no major side effects – TMS is generally well-tolerated with minor side effects experienced in a small subset of patients. The most common side effect is mild and temporary scalp discomfort. TMS is also associated with a minimal increase in the risk of seizures experienced in a small subset of patients. In contrast, drug therapy is often associated with side effects such as blurred vision, anxiety, weight gain, constipation, nausea and insomnia, and is less tolerated by patients as evidenced by the 42% rate of treatment discontinuance for patients that had received three separate medication trials in the STAR*D Study.

●	Compelling value proposition for insurance companies and reimbursed by all major insurance carriers in the United States – We believe that a broader adoption of TMS therapy is likely to significantly reduce costs to the U.S. healthcare system and broader economy due to the well documented economic burden of depression and related co-morbidities. Broader access could also help to address an underserved patient population with limited treatment alternatives based on poor access to traditional psychiatric treatments. Inpatient medical costs, pharmacy costs, suicide-related costs and workplace costs can be significantly reduced by providing access to care in the form of TMS therapy. The direct cost of a TMS treatment course in the United States generally ranges from approximately US$6,500 to US$10,000. TMS is equally compelling to the United States insurance providers (or other payors in the healthcare system) given that the costs are comparable to or, in many cases, less expensive than the ongoing cost of combination drug therapies and psychotherapy treatments typically associated with patients that are determined to be suitable candidates for TMS therapy. TMS therapy is now covered by all major commercial insurance carriers and Medicare, representing approximately 300 million covered lives in the United States.

Market Opportunity for the Delivery of TMS

Based on U.S. Census Bureau data and the 2017 National Survey on Drug Use and Health, management estimates that approximately 17.3 million adults in the United States suffer from MDD annually. Of these people, we estimate that approximately 7.4 million of these individuals actively seek treatment and, based on applying data from the STAR*D Study, approximately 5.3 million of these patients are likely to have failed to achieve remission of their MDD from a course of antidepressant drug therapy.

Based on these figures and expected provider revenues for a standard course of TMS treatment generally ranging from US$6,500 to US$10,000, we believe that there exists a significant potential market for TMS treatment in the United States.

Expansion of Market Opportunity Through New Indications

TMS therapy gently modulates brain activity allowing for targeting interventions to restore normal function without the need for anesthesia, invasive procedures, or systemic medications. Beyond MDD, there has been a strong interest in finding methods of treating other neuropsychiatric conditions.

For example, in 2018, the FDA provided clearance for the use of a BrainsWay TMS Device in the treatment of OCD. This was followed in 2020 with the announcement that the FDA provided clearance for the use of a BrainsWay TMS Device in smoking cessation treatment.

TMS Device manufacturers are actively exploring utility in other medical conditions such as bipolar disorder, multiple sclerosis related fatigue, alcohol dependence, post-stroke rehabilitation, and opioid dependence. Our established footprint and proven service delivery model for TMS therapy makes us well-positioned to lead the delivery of treatment for any new indications if and when such treatments are approved by the FDA and eligible for reimbursement by insurance carriers. Management believes that the treatment of new indications can be rapidly incorporated into our TMS Center network with minimal incremental investment required.

Our Role as a Leading Provider of TMS Therapy

Despite the magnitude of the market opportunity, based on the proven safety and efficacy of TMS, and the fact that TMS is generally accepted by psychiatrists and neurologists as an effective treatment for patients suffering from MDD, the number of TMS procedures performed annually in the United States remains low relative to the addressable market. Key factors contributing to this discrepancy include a historical lack of insurance reimbursement for TMS, the social stigma attached to publicly seeking treatment for depression, the lack of awareness of TMS among both the general population and physicians as a viable treatment alternative for depression, and the overall poor alignment of TMS treatment with the traditional practice of psychiatry. Furthermore, the almost-daily nature of TMS treatment is one of the key challenges facing our patients in successfully completing their TMS treatment protocol and is generally a major obstacle to access to TMS therapy. Our TMS Center network is purpose-built in order to address this challenge through the implementation of multiple convenient locations within a given region and operating hours that allow our patients to easily and effectively incorporate TMS into their daily schedules (see “—Our Business Model—Our Focus on the Patient Experience” below).

There are some significant challenges involved in incorporating TMS into the existing model for the practice of psychiatric medicine or the provision of mental health treatment more generally. A typical psychiatrist office is simply not conducive to high patient throughput using device-oriented therapy such as TMS and psychiatrists have generally been slow to deviate from the more standard practices of talk therapy and the administration of antidepressant drugs.

Our business model was developed to overcome all of these challenges and to take advantage of the opportunity for a new, differentiated service channel – a patient-focused, customer service model to make TMS therapy easily accessible to all patients while maintaining a high standard of patient care.

Our Business Model

A Regional Approach to Center-Based Delivery of Care

Our regional model seeks to develop leading positions in key markets and to leverage operational efficiencies by combining smaller local TMS treatment centers within a region under a single shared regional management infrastructure. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area which facilitates the use of regional staff working across the various TMS Center locations within the management region and creates a marketing capture area that allows for efficiencies in advertising costs.

Our scale and density within selected geographies provides valuable and mutually beneficial long-term relationships with key payors, local clinicians and behavioral health groups. Our regional operations team is responsible for managing local clinicians, non-clinical staff and referral relationships to provide for a patient-centric, customer service model, which makes TMS easily accessible to patients.

We provide centralized support to management regions through corporate training programs, standardized policies and procedures, systems and business infrastructure support as well as the sharing of best practices among the clinicians and support staff across our regional networks. Centralized services include professional marketing management, call center support, centralized patient scheduling, legal and finance support and centralized medical billing services.

Our Patient-Focused Treatment Model

Our patient-focused, customer service model makes TMS therapy easily accessible to all patients through three core business processes supported by a centralized, scalable business infrastructure: (1) Patient Inquiry; (2) Patient Conversion; and (3) Treatment Delivery. Each of these core business processes are further described below:

Patient Inquiry

The patient inquiry process consists of utilizing several marketing channels in order to drive patient and clinician awareness of TMS and the Greenbrook brand. Direct to consumer marketing strategies (such as radio, web and digital) are combined with a regional account management sales team that develops relationships with local clinicians, clinician groups, primary care providers and behavioral health groups. We offer clinician groups the opportunity to offer access to TMS by referring their patients to one of our local TMS Centers or in partnership as an extension of their own practice. With our focus on the provision of TMS and not on the provision of general psychiatric services, we generally do not compete with our referral network.

We further support regional and corporate marketing strategies with local community events and sponsorships. Patient inquiries are directed to our technology-enabled call center, which gives call center administrators the ability to schedule patients centrally to a nearby local TMS Center for a free patient consultation to educate patients on the benefits of TMS, as further described below.

Patient Conversion

The process begins with our team of experienced consultants that operate regionally to conduct an initial free consultation at a TMS Center of the patient’s choice. The consultant introduces and explains TMS therapy to the patient and answers any initial questions the patient may have in order to determine whether TMS therapy might be an appropriate treatment option for the patient. Following this consultation process, the consultant assesses reimbursement support available to patients interested in proceeding with treatment, subject to the pre-assessment examination by a clinician (which may be a psychiatrist, physician, nurse practitioner or physician assistant). As part of the reimbursement support, an initial benefits review is conducted by the consultant to provisionally determine whether the patient will be covered by insurance for the TMS treatment as well as the extent of any out-of-pocket costs to be incurred by the patient in respect thereof. If a patient desires to proceed with treatment, the consultant or an administrative staff member will schedule a pre-assessment appointment with an on-site clinician to review the patient’s medical history and ultimately decide whether TMS is a clinically appropriate treatment option for the patient.

Treatment Delivery

If it is determined by the clinician during the pre-assessment that TMS is clinically appropriate for the particular patient, and assuming the patient wishes to proceed with such treatment (which can occasionally be dependent on the outcome of the insurance eligibility investigation conducted by the billing and reimbursement support team), a course of TMS treatment is scheduled at a TMS Center of the patient’s choosing. The location selected is typically one that is most convenient relative to the patient’s home or workplace.

A treatment course typically consists of 36 individual treatment sessions, including an initial and repeated motor threshold determination to determine the TMS intensity level necessary to evoke a peripheral motor response, thereby optimizing the treatment protocol based on each individual patient. Treatment is then conducted by a trained and certified TMS technician and supervised by a clinician. A course of treatment typically requires treatment sessions that last from 19 to 38 minutes per session, five times per week, conducted over a four- to six-week period. Post-TMS treatment, patients can immediately return to their normal routine, including driving home or to the workplace.

We are not involved in the practice of medicine and do not interfere with, or exercise control over, the professional medical judgment of the clinicians involved in the provision of medical services at our TMS Centers. Rather, we are involved in the operation and administration of the medical practices operating at our TMS Centers in order to facilitate the successful delivery of TMS therapy.

Centralized, Scalable Business Infrastructure

Our three core business processes are supported by a robust, technology-enabled, corporate business infrastructure including information technology, medical billing, human resources, branding, training, regulatory and finance. Our custom end-to-end integrated systems enable a seamless process from the first patient interaction, through the patient treatment process until payment is received with the assistance of our centralized billing support team.

Our Focus on the Patient Experience

The almost-daily nature of TMS treatment is one of the key challenges facing our patients in successfully completing their TMS treatment protocol and is generally a major obstacle to access TMS therapy. Our TMS Center network is purpose-built in order to address this challenge through the implementation of multiple convenient locations within a given region and operating hours that allow our patients to easily and effectively incorporate TMS into their daily schedules.

Our regional model provides a seamless patient experience. The consultation with a TMS technician and the initial clinician visit can be attended at any of our regional locations. Our highly-trained technician team (under the supervision of a clinician) provides the treatment at a local TMS Center selected by the patient, which is typically in close proximity to the patient’s home or workplace.

We aim to embed our TMS Centers within Class A office space that provides a comfortable and discrete experience for our patients, in an effort to counteract the stigma often associated with a mental health facility or a mental health in-patient clinic. Our standardized center design and color pallets provide for a relaxing and welcoming treatment environment that is designed to not feel like a hospital or medical office. Our highly-trained technician team and experienced clinical leadership are focused on delivering the highest standard of patient care while also delivering a pleasant and welcoming patient experience. Our TMS Devices are located in comfortable private treatment rooms where patients can relax while receiving treatment. The daily nature of the treatment allows our technicians to develop a relationship with many of our patients and we believe this relationship can be a supportive factor in the success of the treatment and a positive improvement in many of our patient’s lives.

Regional Development Strategy

As discussed above, our regional model seeks to develop leading positions in key markets and to leverage operational efficiencies by combining smaller local TMS treatment centers within a region under a single shared regional management infrastructure.

A new regional build-out is typically associated with a metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area, which facilitates the use of regional staff working across the various TMS Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising costs. Management regions are not strictly defined by state lines or other geographic borders, but rather a functional management area.

In order to maximize cost efficiencies, we focus on developing our clinic networks within metropolitan areas that can support multiple centers. We currently have 15 management regions, each of which has between 3 and 19 active or planned TMS Centers, all with additional opportunities to add density within the region. TMS Centers are placed in sub-populations within the metropolitan area that provides local treatment access to patients in order to alleviate the time and effort associated with the almost-daily nature of the treatment course. Convenient, local patient access is essential to attract patients suffering from MDD, as depression is a condition associated with low motivation, a lack of energy, and typically a reluctance to take action and travel to a medical facility. In establishing our regional footprint, we carefully evaluate elements such as traffic patterns, highway access and major regional employers to optimize accessibility and to ensure that the addition of new TMS Centers incrementally adds to the addressable patient population within the management region. We also sometimes engage in discussions with TMS Device manufacturers as part of our assessment of a potential region. Our current development focus for existing regions is on incrementally increasing the patient volume within the management region rather than assessing an individual TMS Center location in isolation. As a result, we will from time to time establish a TMS Center that may, over the short term, negatively impact the patient volume at another nearby TMS Center, but which adds incremental patient access and volume to the region as a whole in an economically beneficial manner.

Management regions are evaluated, assessed and ultimately selected for development through careful consideration of the following core factors, among others:

●	population density and demographics;
●	state legislation as it relates to the practice of medicine;
●	local insurance reimbursement rates and coverage criteria;
●	commercial real estate rates;
●	availability of high-quality clinical partners and regional staff;
●	awareness of TMS (which is typically greater in areas where TMS therapy is incorporated into local university research programs); and
●	regional marketing overlap which generates cost synergies.

Once we are comfortable with the profitability of treatment delivery based on the factors highlighted above, we establish an initial single TMS Center as the regional hub for the management region, typically in partnership with an anchor physician partner. Additional TMS Centers are then added based on capacity utilization and required patient coverage areas which is monitored based on referral data and patient inquiry activity. Subsequent TMS Centers share allocations of regional and corporate overhead costs.

Current Footprint and Expansion Plans

As at December 31, 2021, our footprint consisted of 149 TMS Center locations spanning 15 management regions in the Commonwealth of Virginia and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, Iowa and Massachusetts. Our management regions consist of Virginia, Maryland and Delaware, North and South Carolina, the Greater St. Louis Region (Missouri and Illinois), the Cleveland Metropolitan Region (Ohio), the Greater Houston Region (Texas), the Austin Metropolitan Region (Texas), Connecticut, the Tampa-St. Petersburg Metropolitan Region (Florida), Michigan, California, Alaska and Oregon. See Item 4.D, “Information on the Company—Property, Plants and Equipment”. In certain circumstances, we partner with local clinicians, behavioral health groups or other strategic investors, which own minority interests in certain of our TMS Center Operating LLC subsidiaries. As at December 31, 2021, we have 94 wholly-owned TMS Centers and 55 TMS Centers in which we have a controlling interest. We are in various stages of discussion to establish several additional TMS Center locations and management regions across the United States. We also actively look to add density within our existing management regions, where appropriate.

Growth of the Spravato® Program

During January 2021, we implemented the Spravato® Program at select TMS Centers to enable our affiliated clinicians to provide Spravato® (esketamine nasal spray) therapy to their patients. Spravato® is a nasal spray marketed by Janssen Pharmaceuticals, Inc. which is currently approved by the FDA for use, in conjunction with an oral antidepressant, to treat treatment-resistant depression in adults and depressive symptoms in adults with MDD with acute suicidal ideation or behavior. The active ingredient in Spravato® is esketamine, which is the s-enantiomer of ketamine.

In its initial phase beginning in January 2021, the Spravato® Program began as a pilot program meant to provide us with the opportunity to assess the value of making this treatment option more widely available to patients at our TMS Centers. The factors that were assessed in making this determination included: (i) clinical outcomes, as determined by Greenbrook affiliated clinicians using validated rating scales collected from patients on a weekly basis as part of routine clinical care; (ii) confirmation that the subjective patient experience is compatible with the clinical care model at the Company’s TMS Centers; (iii) validation of payor reimbursement; and (iv) confirmation that operational requirements for delivery of the therapy can be met with our current infrastructure.

The roll-out of our Spravato® Program at select TMS Centers continued through Fiscal 2021, building on our long-term business plan of utilizing our TMS Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. As of March 31, 2022, 23 of our TMS Centers currently offer Spravato®.

Efficacy and Safety of Spravato®

The efficacy of Spravato® for treatment resistant depression was evaluated in one short-term (four-week) (Am J Psychiatry. 2019 Jun 1;176(6)) and one long-term clinical trial (JAMA Psychiatry. 2019 Sep 1;76(9)). Efficacy for depressive symptoms in patients with major depressive disorder with acute suicidal ideation or behavior was evaluated in two short-term (four-week) trials (J Clin Psychiatry, 2020 May 12; 81(3); Int J Neuropsychopharmacol, 2021 Jan 20; 24(1)). The three short-term studies were randomized trials, were patients received Spravato® or a placebo nasal spray. The primary measure of efficacy in each of the short-term studies was the change from baseline on a scale used to assess the severity of depressive symptoms. Spravato® demonstrated a favorable statistically significant effect compared to placebo on the severity of depression in one of the three short-term studies. The pre-specified statistical tests for demonstrating effectiveness was not met in the two other short-term trials. In the longer-term maintenance-of-effect trial, patients in stable remission or with stable response who continued treatment with Spravato® plus an oral antidepressant experienced a statistically significantly longer time to relapse of depressive symptoms than patients on placebo nasal spray plus an oral antidepressant.

The most common side effects experienced by patients treated with Spravato® in the clinical trials were disassociation, dizziness, nausea, sedation, vertigo, decreased feeling or sensitivity (hypoesthesia), anxiety, lethargy, increased blood pressure, vomiting and intoxication.

The FDA-approved label for Spravato® contains a Boxed Warning that cautions that patients are at risk for sedation and difficulty with attention, judgment and thinking (dissociation), abuse and misuse, and suicidal thoughts and behaviors after administration of the drug.

Administration of Spravato® Therapy

Due to the risk of serious adverse outcomes resulting from sedation and dissociation caused by Spravato® administration, and the potential for abuse and misuse of the drug, it is only available through a restricted distribution system, under a Risk Evaluation and Mitigation Strategy (“REMS”). The REMS includes several components, including requiring both prescribing clinicians and patients to sign a Patient Enrollment Form that states that the patient understands that they should make arrangements to safely leave the health care setting to return home and that the patient should not drive or use heavy machinery for the remainder of the day on which they received treatment. In addition, Spravato® must be dispensed with a patient medication guide that outlines the drug’s uses and risks. All of the TMS Centers at which we offer Spravato® are REMS-certified.

Patients for whom Spravato® is medically indicated will self-administer the esketamine nasal spray under the supervision of a Greenbrook affiliated clinician. The clinician will instruct the patient on how to operate the nasal spray device and staff will observe the patient during and after each use of the nasal spray device. In addition, because of the risk of sedation and dissociation, patients must be monitored by a Greenbrook affiliated clinician for at least two hours after receiving their Spravato® dose.

Growth Strategy

We have a well-defined, long-term growth strategy, supported by multiple sources of projected cash flow growth, including the following four key drivers for sustained growth:

●	In-region Growth and Development: In-region growth is expected to be generated through the growing awareness of mental health issues generally, and TMS and Spravato® treatment, in particular, as viable treatment options for the treatment of MDD. While we have experienced a decline in organic growth as a result of the COVID-19 pandemic, we believe that awareness of mental health issues and TMS treatment may increase as a result of the significant increase in the number of individuals exhibiting symptoms of depressive disorders as the COVID-19 pandemic has progressed (Source: U.S. Census Bureau and U.S. Centers for Disease Control and Prevention; Household Pulse Survey). Paired with adding higher TMS Center density to access new patient populations by building convenient TMS Center access points, we believe we are well-positioned for continued long-term growth and development within our existing service regions. In addition, we continue to evaluate opportunities to utilize our TMS Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. We have managed to leverage excess capacity in some of our TMS Centers through the Spravato® Program. As of March 25, 2022, we have expanded our offering of Spravato® to an additional 13 TMS Centers, bringing our total to 23 TMS Centers offering Spravato®.
●	Mergers and Acquisitions: As the market matures, we will continue to actively seek opportunistic acquisitions of established centers or smaller, regional multi-location providers, as evidenced by our successful acquisitions of Achieve TMS West in September 2019 and Achieve TMS East/Central in October 2021. The fragmented nature of the TMS delivery market, with many small provider groups, could ultimately provide an attractive opportunity for industry consolidation. We believe that the COVID-19 pandemic may create attractive acquisition opportunities as existing providers that were negatively impacted by the pandemic may seek to exit the TMS delivery market, and we believe that our robust corporate business infrastructure, experienced management team and standardized systems and procedures, as well as our ability to rapidly integrate new centers, position us well to lead any future market consolidation.
●	Development of New Regions: A core component of our expansion strategy is to replicate our robust regional model into new states and metropolitan areas. Since completion of our Canadian IPO, we have established 11 new management regions. While travel and business disruptions caused by the COVID-19 pandemic have led us to delay plans to develop new management regions, further expansion in other major metropolitan areas in the United States remains a part of our long-term growth strategy.
●	New Indications: TMS Device manufacturers are actively seeking FDA clearance for TMS to treat additional mental health indications outside the current clearance for MDD, including, multiple sclerosis related fatigue, alcohol dependence, post-stroke rehabilitation, opioid dependence, and bipolar disorder. In August 2018, BrainsWay, a TMS Device manufacturer, received FDA clearance for the treatment of OCD using TMS therapy, following which our TMS Centers began offering treatment for OCD. In August 2020, BrainsWay received FDA clearance to use TMS therapy for smoking cessation. Our established footprint and proven service delivery model for TMS therapy makes us well-positioned to lead the delivery of new indications if and when such treatments are cleared by the FDA and made eligible for reimbursement by insurance carriers. We believe the treatment of new indications can be rapidly incorporated into our existing TMS Center network with minimal additional investment required.

Relationships with our TMS Device Suppliers and Cost Model

Our business model is focused on providing a differentiated service channel – a patient-focused, customer service-oriented model that strives to make TMS therapy easily accessible to as many patients as possible. We aim to make best-in-class TMS technology available to our patients and clinicians throughout our TMS Center network. We do not own the intellectual property associated with any TMS Device. Instead, we cultivate and foster relationships with TMS Device manufacturers (including Neuronetics, Inc., BrainsWay, Nexstim Plc and MagVenture, Inc). By not limiting ourselves to exclusive relationships with any particular device vendor, we believe we are better positioned to ensure that the best-in-class technology can always be made available at our TMS Centers to our clinicians and patients throughout our network. As at December 31, 2021, we had 234 TMS Devices throughout our TMS Center network. The majority of our TMS Devices currently in use at our TMS Centers are the “NeuroStar Advance Therapy Systems”, supplied by Neuronetics, Inc., making Neuronetics, Inc. currently our largest TMS Device supplier.

Neuronetics, Inc. has a market leading position in respect of TMS Devices and was the first TMS Device to receive FDA clearance in 2008. There are now seven FDA-cleared TMS Devices available in the United States, including NeuroStar Advanced Therapy Systems, BrainsWay Deep TMS, Magstim, MagVita TMS Therapy, Cloud TMS, Nexstim Plc and Apollo TMS. While we currently use the NeuroStar Advanced Therapy Systems, BrainsWay Deep TMS, Nexstim, and MagVita TMS Therapy devices in our TMS Centers throughout our network, we constantly monitor the TMS technology landscape and incorporate new technology into our TMS Centers where we believe doing so will add value to our patients and clinicians, provide a novel treatment modality or is approved to treat additional indications.

Our status as a leading provider of TMS therapy in the United States and centralized procurement of TMS Devices provides us with competitive buying power and opportunities for strategic partnerships with device manufacturers, including as it relates to priority pricing and supply. These factors, combined with the efficiencies gained through our regional model (as described above), enables us to lower our cost of delivery of TMS treatment and provide a competitive advantage as a lower cost provider.

TMS Devices are typically leased from the relevant device manufacturers, with certain device manufacturers providing an option to purchase the device at the end of the lease term. As of December 31, 2021, we had 140 leased TMS Devices and 94 owned TMS Devices. The cost structure in respect of a particular TMS Device is generally dependent on the specific pricing model for each device manufacturer. Our current pricing arrangements with device manufacturers are either structured as (i) an operating lease with only fixed periodic payments, or (ii) a lower fixed periodic payment structure as compared to the operating lease, but paired with a variable per treatment fee. Our blended TMS Device cost represented 20% of gross revenue in Fiscal 2021, as we optimized device usage and negotiated strategic partnerships and pricing arrangements with device manufacturers. TMS Device costs currently represent our largest operating expense.

We continuously evaluate our relationships with the device manufacturers to optimize pricing arrangements, after-sale support and reliability of TMS Device supply, while continuing to offer best-in-class technology in our TMS Centers throughout our network.

Revenue, Profit Model and Insurance Reimbursement for TMS Therapy

Revenue represents net patient fees received (or receivable), for TMS services and is billed on a per treatment basis by our centralized billing team. TMS provides a highly compelling value proposition to payors and is fully validated with reimbursement in all 50 states and from all major insurance providers (including Medicare), representing approximately 300 million covered lives, with over 98% of our patients having commercial insurance, Medicare or other non-Medicare government-based coverage for TMS. Approximately 84% of these patients are covered by commercial insurance plans while 16% are covered by Medicare or other non-Medicare government-based programs.

TMS therapy is billed under three Current Procedural Terminology (“CPT”) codes:

●	90867 – Therapeutic repetitive transcranial magnetic stimulation treatment; initial, including cortical mapping, motor threshold determination, delivery and management;
●	90868 – Subsequent delivery and management, per session; and
●	90869 – Subsequent motor threshold re-determination with delivery and management.

A course of TMS typically consists of 36 treatments, with each treatment billed separately, with some patients returning for additional treatments when clinically appropriate. Insurance carriers typically reimburse 36 sessions per course of treatment. A typical course of treatment will consist of an initial cortical mapping and motor threshold determination and treatment (90867), various daily treatment sessions (90868), and a subsequent motor threshold re-determination and treatment (90869).

The Centers for Medicare & Medicaid Services (“CMS”) has not established a national coverage determination or centralized fee schedule for TMS. Instead, CMS leaves pricing discretion to the various Medicare Administrative Contractors (“MACs”). Commercial payors also individually exercise discretion over pricing and may establish a base fee schedule for TMS or negotiate a specific reimbursement rate with an individual TMS provider. Commercial payors are not bound by any CMS coverage policies or pay rates and have the option to tailor their individual payment policies.

Average revenue per treatment has varied between $182 and $245 since the beginning of 2015 and is dependent on various factors including timing of collections, payor mix and ruling reimbursement rates from commercial insurance plans, Medicare or other non-Medicare government-based programs. Depending on a patient’s specific insurance plan, secondary insurance plan (if any) and our enrollment status with the insurance provider, the patient may be responsible for a co-pay, coinsurance or deductible out-of-pocket cost. Approximately 3% of our payments received represent patients’ out-of-pocket cost, with the remainder paid directly to us by the applicable insurance provider.

Direct center and patient care costs, including device costs (as outlined in “—Relationships with our TMS Device Suppliers and Cost Model” above), the cost of clinical and non-clinical staff, the cost of the space lease for the TMS Center and other day-to-day running costs, represent approximately 45% of gross revenue in an established TMS Center. We currently target an average margin of 55% after direct center and patient care costs with the current actual margin at 53% as of December 31, 2021, as newly-developed centers scaled into their cost infrastructure. As we add TMS Center density in our respective management regions, the contribution margin after direct center and patient care costs from the various TMS Centers scale into the single shared regional management infrastructure to ultimately target a regional operating income margin of 30% in a mature region with an actual blended margin currently at -0.5% as of December 31, 2021 as we continue to add density in all regions.

Strengths and Investment Highlights

Management believes that the following describes the key strengths and investment highlights of Greenbrook and our business:

●	TMS is a New Paradigm and a Clinically Effective Approach to Treating Depression: TMS is an FDA-cleared approach to treating depression that has been demonstrated to be clinically effective and for which reimbursement is available in all 50 states and from all major insurance providers.
●	Experienced Executive Management Team and Strong Independent Board: We have a highly experienced management team and clinical leadership with a track record of building center-based healthcare services businesses. Furthermore, our clinical leadership team are pioneers in the field of TMS therapy. Additionally, our Board, the majority of whom is independent, has extensive collective experience in the industry, capital markets and corporate governance.
●	Proven Business Model: Our proven TMS treatment delivery model has already made us a leading provider of TMS in the United States with over 790,000 TMS treatments to over 22,000 patients since our inception.
●	Regional Operating Model: Our efficient regional operating model, centralized business infrastructure, systems infrastructure and centralized buying power enables efficient delivery of TMS treatment, which provides a significant competitive advantage.
●	Potential for Future TMS Indications: Multiple clinical studies and research projects are underway for label expansion of TMS therapy into additional mental health and/or neurological indications. Our established footprint and service delivery model is well-positioned to lead the delivery of new indications which can be rapidly incorporated into our existing TMS Center network with minimal additional investment required.
●	Potential for Delivery of Innovative Treatment Modalities: The success of our Spravato® pilot program in Fiscal 2021 demonstrated our ability to leverage our TMS Center as platforms for the delivery of innovative treatments. We believe that we are well positioned to replicate similar rollouts of new treatment options in the future, and we are continuously evaluating opportunities to collaborate with developers of new therapeutic solutions that may benefit patients suffering from MDD and other mental health disorders.

Competition

The market for TMS and esketamine nasal spray services is becoming increasingly competitive. We compete principally on the basis of our reputation and brand, the location of our centers, the quality of our services and the reputation of our affiliated clinicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual psychiatrists that can offer TMS therapy and/or esketamine nasal spray therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy and/or esketamine nasal spray therapy as part of their overall practice, as well as a few other specialist TMS providers and esketamine nasal spray therapy or intravenous ketamine providers.

We also face indirect competition from pharmaceutical and other companies that develop competitive products, such as anti-depressant medications, with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than TMS or esketamine nasal spray therapy. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive. We are also subject to competition from providers of invasive neuromodulation therapies such as ECT and VNS.

Regulation

Overview

The healthcare industry is subject to numerous laws, regulations and rules including, among others, those related to government healthcare program participation requirements, various licensure and accreditation standards, reimbursement for patient services, health information privacy and security rules, and government healthcare program fraud and abuse provisions. Providers that are found to have violated any of these laws and regulations may be excluded from participating in government healthcare programs, subjected to loss or limitation of licenses to operate, subjected to significant fines or penalties and/or required to repay amounts received from the government for previously billed patient services.

The Anti-Kickback Statute and Stark Law

The Anti-Kickback Statute is a criminal statute that prohibits healthcare providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration, in cash or in kind, as an inducement or reward for using, referring, ordering, recommending or arranging for referrals or orders of services or other items paid for by a government healthcare program. The Anti-Kickback Statute may be found to have been violated if at least one purpose of the remuneration is to induce or reward referrals. A provider is not required to have actual knowledge or specific intent to commit a violation of the Anti-Kickback Statute to be found guilty of violating the law.

The Office of Inspector General of the United States Department of Health and Human Services has issued safe harbor regulations that protect certain types of common arrangements from prosecution or sanction under the Anti-Kickback Statute. Other types of arrangements may be protected under statutory exceptions. The fact that conduct or a business arrangement does not fall within a safe harbor does not automatically render the conduct or business arrangement illegal under the Anti-Kickback Statute. However, conduct and business arrangements falling outside the safe harbors may lead to increased scrutiny by government enforcement authorities.

Where the Anti-Kickback Statute has been violated, the government may proceed criminally or civilly. If the government proceeds criminally, a violation of the Anti-Kickback Statute is a felony that is punishable by up to ten years imprisonment, a fine, and mandatory exclusion from participation in all federal health care programs. If the government proceeds civilly, it may impose civil monetary penalties per violation, among other penalties. In addition, a claim that includes items or services resulting from a violation of the Anti-Kickback Statute constitutes a false claim for purposes of the FCA.

Although the Company believes that our arrangements with physicians and other referral sources comply with current law and available interpretative guidance, as a practical matter it is not always possible to structure our arrangements so as to fall squarely within an available safe harbor. Where that is the case, we cannot guarantee that applicable regulatory authorities will not assert and/or determine that these financial arrangements violate the Anti-Kickback Statute or other applicable laws, including state anti-kickback laws.

In addition to the Anti-Kickback Statute, the federal Physician Self-Referral Law, also known as the Stark Law, prohibits physicians from referring Medicare and Medicaid patients to healthcare entities with which they or any of their immediate family members have a financial relationship for the furnishing of any “designated health services” unless certain exceptions apply. The Stark Law is a strict liability statute, meaning that no intent is required to violate the law, and even a technical violation may lead to significant penalties. A violation of the Stark Law, including schemes to circumvent the Stark Law, may result in a denial of Medicare or Medicaid payment, required refunds to the Medicare or Medicaid programs or the imposition of civil monetary penalties for each claim knowingly submitted in violation of the Stark Law. A violation of the Stark Law may also result in liability under the FCA. There are ownership and compensation arrangement exceptions for many customary financial arrangements between physicians and entities, including the employment exception, personal services exception, lease exception and certain recruitment exceptions. The Company believes that the TMS services furnished by the physician practices with which the Company contracts do not implicate the Stark Law because they do not constitute “designated health services.” However, it is possible that the federal government could designate TMS or additional service lines offered by the Company as “designated health services” in the future, which might require the Company to restructure its arrangements with physicians.

These laws and regulations are complex and, in many cases, we do not have the benefit of regulatory or judicial interpretation. It is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our arrangements relating to facilities, equipment, personnel, services, capital expenditure programs and operating expenses. It is also possible that these laws and regulations are revised in such a way as to require the Company to change its business practices, which could have a material adverse effect on our business, operations and prospects. A determination that we have violated one or more of these laws, or a public announcement that we are being investigated for possible violations of one or more of these laws, could have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot predict whether other federal or state legislation or regulations will be adopted, what form such legislation or regulations may take or what their impact on us may be.

If we are deemed to have failed to comply with the Anti-Kickback Statute, the Stark Law or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties and exclusion of one or more affiliated entities from participation in the government healthcare programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

Federal False Claims Act and Other Fraud and Abuse Provisions

The FCA provides the government a tool to pursue healthcare providers for submitting false claims or requests for payment for healthcare items or services. Under the FCA, the government may fine any person or entity that, among other things, knowingly submits, or causes the submission of, false or fraudulent claims for payment to the federal government or knowingly and improperly avoids or decreases an obligation to pay money to the federal government. The federal government has widely used the FCA to prosecute Medicare and other federal health care program fraud, such as billing for services not provided or not supported by appropriate documentation, submitting false cost reports, and providing care that is not medically necessary or that is substandard in quality. Claims for services or items rendered in violation of the Anti-Kickback Statute are a basis for liability under the FCA, and claims submitted in violation of the Stark Law may also serve as a basis for liability under the FCA. The FCA is also implicated by the knowing failure to report and return an overpayment to the Medicare or Medicaid programs within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later.

Violations of the FCA are punishable by significant monetary penalties for each fraudulent claim plus three times the amount of damages sustained by the government. In addition, under the qui tam, or whistleblower, provisions of the FCA, private parties may bring actions under the FCA on behalf of the federal government. These private parties, known as relators, are entitled to share in any amounts recovered by the government, and, as a result, whistleblower lawsuits have increased significantly in recent years. Even if federal enforcement authorities decide not to pursue a case brought by a relator, the relator may in certain circumstances continue to pursue the case on its own. Many states have similar false claims statutes that impose liability for the types of acts prohibited by the FCA or that otherwise prohibit the submission of false or fraudulent claims to the state government or Medicaid program.

In addition to the FCA, the federal government may use several criminal laws, such as the federal mail fraud, wire fraud or healthcare fraud statutes, to prosecute the submission of false or fraudulent claims for payment to the federal government.

Most states have also adopted generally applicable insurance fraud statutes and regulations that prohibit healthcare providers from submitting inaccurate, incorrect or misleading claims to private insurance companies. Management believes that, working with the physician practices with which the Company contracts, we have implemented safeguards and procedures to complete claim forms and requests for payment in an accurate manner and to operate in compliance with applicable laws. However, the possibility of billing or other errors can never be completely eliminated, and we cannot guarantee that the federal government, a state government, or a qui tam relator, upon audit or review, would not take the position that billing or other errors, should they occur, are violations of the FCA.

HIPAA Administrative Simplification and Privacy and Security Requirements

The administrative simplification provisions of the Health Insurance Portability and Accountability Act (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), require the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the healthcare industry. HIPAA, HITECH, and their respective implementing regulations also established federal rules relating to the privacy and security of individually identifiable protected health information (“PHI”). The HIPAA privacy regulations govern the use and disclosure of PHI and the rights of patients to be informed about and control how such PHI is used and disclosed. The HIPAA security regulations require healthcare providers to implement administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic PHI. Concerns regarding compliance with the HIPAA privacy and security regulations have been an area of increased focus and enforcement by regulators in the Department of Health and Human Services Office for Civil Rights. Violations of HIPAA can result in both criminal and civil fines and penalties.

Among other things, HITECH strengthened certain HIPAA rules regarding the use and disclosure of PHI, extended certain HIPAA provisions to business associates and created security breach notification requirements, including notifications to the individuals affected by the breach, the Department of Health and Human Services, and in certain cases, the media. HITECH has also increased maximum civil and criminal penalties for violations of HIPAA. Management believes that we have been in material compliance with the HIPAA regulations and have developed our policies and procedures to ensure ongoing compliance, although we cannot guarantee that our affiliated practices will not be subject to fines or penalties as a result of erroneous disclosures, security incidents or breaches, each of which could have a material adverse effect on our business, financial condition or results of operations.

Corporate Practice of Medicine and Fee-Splitting

There are states in which we operate that have laws that prohibit business entities, such as our Company, from directly practicing medicine, employing physicians to practice medicine and/or exercising control over medical decisions by physicians (known generally as the prohibition on corporate practice of medicine). In addition, various state laws also prohibit entities from engaging in certain financial arrangements, such as splitting or sharing a physician’s professional fees. These laws are intended to avoid interference with or undue influence of a physician’s professional judgment. The laws of some other states do not prohibit non-physician entities from employing physicians to practice medicine but may retain a ban on some types of fee-splitting arrangements.

Corporate practice of medicine and fee splitting laws vary from state to state and are not always consistent among states. In some states these prohibitions are set forth in a statute or regulation, while in other states the prohibition is a matter of judicial or regulatory interpretation. Decisions and activities beyond those directly related to the delivery of healthcare, such as scheduling, contracting, setting rates and the hiring and management of non-clinical personnel, may also implicate the restrictions on the corporate practice of medicine in many states.

The consequences of violating the corporate practice of medicine laws vary by state and may result in physicians being subject to disciplinary action, as well as the forfeiture of revenues from payors for services rendered. For lay entities, violations may also bring both civil and, in more extreme cases, criminal liability for engaging in medical practice without a license. Some of the relevant laws, regulations and agency interpretations in states with corporate practice of medicine restrictions have been subject to limited judicial and regulatory interpretation. In limited cases, courts have required management services companies to divest or reorganize structures deemed to violate corporate practice restrictions. Moreover, these state laws are subject to change.

While we believe that we are in substantial compliance with state laws prohibiting the corporate practice of medicine and fee-splitting, other parties may assert that, despite the way we are structured, we could be engaged in the corporate practice of medicine or unlawful fee-splitting. In this event, failure to comply could lead to adverse judicial or administrative action against us and/or our affiliated providers, overpayment demands, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, and/or the need to make changes to the terms of engagement of our providers that interfere with our business, each of which could have a material adverse impact on our business, results of operations and financial condition.

Employees

As at December 31, 2021, we had 430 employees, of which approximately 386 were employed as regional personnel at our TMS Centers or as part of the regional management infrastructure, and 44 were employed or contracted as corporate personnel to support our centralized business infrastructure. Of our 430 employees and contractors, 20 are located in Canada, and 410 are located in the United States. As part of our regional expansion strategy, we expect our employee headcount to continue to increase.

Information Systems

We focus on creating optimal workflows and processes by investing and continuously improving our technology-enabled centralized business infrastructure. Our custom integration of various best-in-class software applications includes call center, customer relationship and lead management, medical billing, electronic health records, financial reporting and analysis and human resources systems. This creates an end-to-end integrated platform, which enables a seamless process from the first patient interaction, through the patient treatment process until payment is received. We will continue to optimize our information systems to create standardized policies, procedures and cost efficiencies.

Management Services Agreement

On January 1, 2015, we entered into a management and consulting services agreement with Greybrook Health (the “MSA”) pursuant to which Greybrook Health provides us and our subsidiaries with certain incidental services, including financial advisory services, business development advisory services and business and operating consulting services (collectively, the “Services”). More specifically, these Services included (i) the provision of office space for our head office in Toronto, Ontario, and (ii) compensation for our chief financial officer, chief operating officer and twelve other employees consisting of our general counsel, ten full-time employees that provide customary administrative, finance and accounting services to the Company and one part-time employee that provides customary IT infrastructure services to the Company. All of the Services provided by Greybrook Health are provided on a cost basis whereby the Company reimburses Greybrook Health for costs incurred in connection with the provision of such Services. There is no mark-up charged by Greybrook Health for the provision of the Services. The MSA was terminated effective February 1, 2021.

Subsequent to September 30, 2019, compensation for all employees noted above, except for the former Chief Operating Officer and the part time contractor that provides customary IT infrastructure services to the Company, is no longer being provided by Greybrook Health and is being paid directly by the Company. Following the termination of the MSA on February 1, 2021, the compensation for the former Chief Operating Officer and the part time contractor that provides customary IT infrastructure services to the Company is being paid directly by the Company.

Following termination of the MSA, we entered into a license agreement with Greybrook Capital Inc., an affiliate of Greybrook Health, for the provision of office space for our head office in Toronto, Ontario, effective as of February 1, 2021. Under the agreement, we are required to pay approximately C$10,000 per month. The initial term of the license expired on December 31, 2021.

Intellectual Property

As of the date of this Annual Report, we own the Greenbrook service mark for psychiatric and neurological consultation and treatment services in the United States. We do not own the intellectual property associated with any TMS Device.

C.	Organizational Structure

For the organizational structure of our Company, see Item 4.A, “Information on the Company—History and Development of the Company”.

D.	Property, Plants and Equipment

As at December 31, 2021, we had 149 TMS Centers in the United States, all of which operate in leased or subleased office space. We also maintain a head office in Toronto, Ontario and a United States corporate headquarters located in Tysons Corner, Virginia, both of which are also leased. Following the expiration of our license agreement with Greybrook Capital Inc. on December 31, 2021, we moved our head office to another location in Toronto and have retained our former mailing address during the transition period. The majority of our TMS Centers are leased under non-cancelable leases ranging from “month-to-month” commitments to seven-year lease terms and are generally subject to periodic consumer price index increases or contain fixed escalation clauses. See also Item 4.B, “Business Outlook—Our Business Model—Current Footprint and Expansion Plans”.

For certain TMS Centers, we lease or sublease space from the respective TMS Center minority partner. These leases or subleases are structured on a “month-to-month” basis with no set expiry date. As the minority partner has a vested interest in the operations of the TMS Center, there is limited risk with respect to having to re-locate the TMS Center unexpectedly. Furthermore, our TMS Centers are generally located in areas where we would be able to find alternative space on a timely basis (see Item 3.D, “Key Information—Risk Factors”).

Our TMS Centers range in size from approximately 145 sq. ft. to 3,847 sq. ft. and can accommodate treatment for between 1 and 5 patients at any given time, depending on the size of the TMS Center.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results

The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of the Company and should be read in conjunction with our audited consolidated financial statements as at and for the fiscal years ended December 31, 2021, 2020 and 2019, in each case, together with the notes thereto. The financial information contained in this MD&A is derived from the financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis of Presentation

Our audited consolidated financial statements have been prepared in accordance with IFRS. Our fiscal year is the 12-month period ending December 31.

On January 12, 2021, at a special meeting of shareholders, our shareholders approved a special resolution authorizing the Board to amend our Articles to effect a consolidation of all of the issued and outstanding Common Shares, such that the trading price of the Common Shares following the Share Consolidation would permit us to qualify for listing on the Nasdaq. On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares and on February 4, 2021, the Common Shares began trading on a post-consolidation basis on the TSX. Unless otherwise indicated, all Common Share numbers in this MD&A have been adjusted to give effect to the Share Consolidation.

Amounts stated in this MD&A are in United States dollars, unless otherwise indicated.

Cautionary Note Regarding Non-IFRS Measures and Industry Metrics

This MD&A makes reference to certain non-IFRS measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA”, “Adjusted EBITDA” and “Same-Region Sales Growth” (each as defined below). These non-IFRS measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and industry metrics in the evaluation of issuers. However, we caution you that “Adjusted EBITDA” and “Same-Region Sales Growth” may be defined by us differently than by other companies. Our management also uses non-IFRS measures and industry metrics to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures and industry metrics as follows:

“Adjusted EBITDA” is a non-IFRS measure that is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes, adjusted for share-based compensation expenses and one-time expenses. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current TMS Center operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, which do not have an impact on the operating performance of our existing TMS Center network. The IFRS measurement most directly comparable to Adjusted EBITDA is loss attributable to common shareholders of Greenbrook. Beginning in Fiscal 2021, we no longer adjust for center development costs because a key component of our growth strategy is to grow our business and revenues through the development and building of additional TMS Centers. We have retrospectively calculated Adjusted EBITDA for Fiscal 2020 and Fiscal 2019 to reflect this change (see “—Reconciliation of Non-IFRS Measures” below).

“EBITDA” is a non-IFRS measure that is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes. The IFRS measurement most directly comparable to EBITDA is loss attributable to common shareholders of Greenbrook.

“Same-Region Sales Growth” is a non-IFRS metric that we calculate as the percentage change in sales derived from our established management regions in a certain financial period as compared to the sales from the same management regions in the same period of the prior year. This metric reflects growth achieved through marketing and operational focus to increase volumes at existing TMS Centers as well as growth achieved through the opening of additional TMS Centers within established management regions. For information regarding how we define our management regions, see Item 4.B, “Information on the Company—Business Overview—Our Business Model—A Regional Approach to Center-Based Delivery of Care” in our Annual Report. Our established management regions are defined as management regions containing open TMS Centers all of which have performed billable TMS services for a period of at least one full year prior to the more recent period of the two financial periods that are compared in calculating Same-Region Sales Growth. Within a management region we focus on increasing patient volume in addition to assessing individual TMS Center locations on a standalone basis. As a result, we will from time to time establish a TMS Center that may, over the short term, negatively impact the patient volume at another TMS Center, but which is expected to add incremental patient volume to the management region as a whole in an economically beneficial manner. We believe Same-Region Sales Growth is a useful metric to investors because it helps quantify our sales growth within regional management areas and the growth achieved by adding TMS Center density within established management regions. Our Same-Region Sales Growth is unique to our financial management strategy and may not be comparable to non-IFRS measures used by other companies.

See “—Reconciliation of Non-IFRS Measures” below for a quantitative reconciliation of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

Overview

We are a leading provider of TMS therapy in the United States for the treatment of MDD and other mental health disorders. Our predecessor, TMS US, was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of TMS, an FDA-cleared, non-invasive therapy for the treatment of MDD. In 2018, our TMS Centers began offering treatment for obsessive compulsive disorder. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of TMS – a patient-focused, centers-based service model to make treatment easily accessible to all patients while maintaining a high standard of care.

After opening our first TMS Center in 2011 in Tysons Corner in Northern Virginia, we have grown to control and operate a network of outpatient mental health service centers that specialize in TMS treatment across the United States. We offer TMS treatment facilities in convenient locations to provide easy access to patients and clinicians. As at December 31, 2021, the Company owned and operated 149 TMS Centers in the Commonwealth of Virginia and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, Iowa and Massachusetts.

Our regional model seeks to develop leading positions in key regional markets, leveraging operational efficiencies by combining smaller local TMS treatment centers that are strategically located within a single region for convenient patient and clinician access, with regional management infrastructure in place to support center operations. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area in terms of size, which facilitates the use of regional staff working across the various TMS Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising cost. Management regions often have similar economic characteristics and are not necessarily defined by state lines, other geographic borders, or differentiating methods of services delivery, but rather are defined by a functional management area.

In the first quarter of Fiscal 2021 (“Q1 2021”), we commenced offering Spravato® (esketamine nasal spray) at select TMS Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. See “—Key Highlights and Recent Developments—Spravato® Program” below.

Key Highlights and Recent Developments

COVID-19

Despite the significant impact of the COVID-19 pandemic on our business, operations and financial results over the past two years as discussed throughout this MD&A, the Company achieved 21% revenue growth in both Fiscal 2021 and Fiscal 2020. We also managed to maintain adequate capitalization to meet our financial requirement and to execute on our strategy through this challenging period. We believe that mental health remains a key focus in the United States, and the unmet demand for treatment is at an all-time high. With a 42% year-over-year Q4 2021 growth rate, we believe our business fundamentals remain sound and we believe our network of TMS Centers has the capacity to serve this unmet demand as we move into Fiscal 2022.

Spravato® Program

The roll-out of our Spravato® Program at select TMS Centers continued throughout Fiscal 2021, building on our long-term business plan of utilizing our TMS Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. We have managed to leverage excess capacity in certain of our TMS Centers through the Spravato® Program which has effectively enhanced profit margins in these TMS Centers. As at December 31, 2021, we had 10 TMS Centers offering Spravato®. As of March 25, 2022, we have expanded our offering of Spravato® to an additional 13 TMS Centers, bringing our total to 23 TMS Centers offering Spravato®.

New Management Regions and TMS Center Network Expansion

Our development efforts have been focused on both optimizing our established regional footprints with added in-region density and expansion through acquisitions. During Fiscal 2021, we added 14 active TMS Centers through organic expansion and 17 TMS Centers as a result of the Achieve TMS East/Central Acquisition for a total of 31 active TMS Centers added during Fiscal 2021. As at December 31, 2021, our total TMS Center network was comprised of 149 TMS Centers.

Achieve TMS East/Central Acquisition

On October 1, 2021, we completed the Achieve TMS East/Central Acquisition. The initial aggregate purchase price for Achieve TMS East/Central was $7.8 million, excluding Achieve TMS East/Central’s cash and subject to customary working capital adjustments. In addition, contingent consideration for the Achieve TMS East/Central Acquisition is subject to a capped earn-out of up to an additional $2.5 million based on the financial performance of Achieve TMS East during the twelve-month period following completion of the Achieve TMS East/Central Acquisition, payable following the calculation period.

The Achieve TMS East/Central Acquisition added 17 new TMS Centers and we believe it strengthens our presence in New England and in the central United States. We anticipate that the Achieve TMS East/Central Acquisition will also serve as the foundation for future growth within these regions. We expect to realize operational synergies and to secure robust payor contracts, brand recognition, clinician reputation and a strong management team through the Achieve TMS East/Central Acquisition.

Company Capitalization

On January 12, 2021, our shareholders approved a special resolution for an amendment to our articles and authorized the Share Consolidation of our outstanding Common Shares on the basis of a ratio that would permit us to qualify for a potential listing on Nasdaq. On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares and on February 4, 2021, the Common Shares began trading on a post-consolidation basis on the TSX under its current trading symbol “GTMS”. On March 15, 2021, our Common Shares were approved for listing and trading in U.S. dollars on the Nasdaq (the “Nasdaq Listing”). Trading on the Nasdaq commenced at the start of trading on March 16, 2021 under the trading symbol “GBNH”.

On June 14, 2021, we completed the 2021 Private Placement in reliance upon Rule 506(c) under the U.S. Securities Act. Pursuant to the 2021 Private Placement, an aggregate of 2,353,347 Common Shares were issued at a price of $10.00 per Common Share, for aggregate gross proceeds to the Company of $23.5 million. The Company used the proceeds from the 2021 Private Placement to fund operating activities and for working capital and general corporate purposes.

On July 29, 2021, as authorized by Section 1106 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), the U.S. Small Business Administration forgave the loan amount of $3.1 million previously made to the Company under the United States Paycheck Protection Program (the “PPP Loan”) as well as all accrued and unpaid interest. As a result, all previously accrued interest and the PPP Loan balance have been recorded as a gain on the audited consolidated statements of net loss and comprehensive loss.

On September 27, 2021, the Company completed a bought deal public offering of Common Shares in Canada and the United States. Pursuant to the 2021 Public Equity Offering, an aggregate of 1,707,750 Common Shares were issued at a price of $7.75 per Common Share, for aggregate gross proceeds to the Company of $13.2 million. The 2021 Public Equity Offering was made pursuant to an underwriting agreement entered into among Stifel Nicolaus Canada Inc., Bloom Burton Securities Inc. and Lake Street Capital Markets, LLC. The Company used the proceeds from the 2021 Public Equity Offering to satisfy the purchase price in respect of the Achieve TMS East/Central Acquisition as well as for working capital and general corporate purposes.

Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below. See also Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Risks and Uncertainties” below.

Number of TMS Centers

We believe we have a meaningful opportunity to continue to grow the number of our TMS Centers in the United States through organic in-region growth, establishing new regions and potential future acquisitions. The opening and success of new TMS Centers is subject to numerous factors, including our ability to locate the appropriate space, finance the operations, build relationships with clinicians, negotiate suitable lease terms and local payor arrangements, and other factors, some of which are beyond our control.

Competition

The market for TMS is becoming increasingly competitive. We compete principally on the basis of our reputation and brand, the location of our centers, the quality of our TMS services and the reputation of our partner clinicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual clinicians that have a TMS Device, an FDA-regulated medical device specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD and other mental health disorders, in their office and who can offer TMS therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers. We also face indirect competition from pharmaceutical and other companies that develop competitive products, such as anti-depressant medications, with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than TMS or Spravato®. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive.

We are also subject to competition from providers of invasive neuromodulation therapies such as ECT and VNS.

Capital Management

Our objective is to maintain a capital structure that supports our long-term growth strategy, maintain creditor and customer confidence, and maximize shareholder value. Our primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. We may also use capital to finance potential acquisitions. See “—Key Highlights and Recent Developments” above. We have experienced losses since inception and, although we completed a $23.5 million private placement in the second quarter of Fiscal 2021 (“Q2 2021”) and a $13.2 million public offering in Q3 2021, we expect that we will require additional financing to fund our operating, investing and acquisition activities and such additional financing is required in order for us to repay our short-term obligations. We have historically been able to obtain financing from supportive shareholders and other sources when required, however there can be no assurance that we will continue to receive financing support from our existing shareholders into the future (see Item 3.D, “Risk Factors—Risks Related to Our Business—We have incurred losses in the past and may be unable to achieve or sustain profitability in the future and may not be able to secure additional financing to fund losses if we fail to achieve or maintain profitability” above). See also Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” below.

Industry Trends

Our revenue is impacted by changes to United States healthcare laws, our clinical partners’ and contractors’ healthcare costs, the ability to secure favorable pricing structures with device manufacturers and payors’ reimbursement criteria and associated rates.

Technology

Our revenues are affected by the availability of, and reimbursement for, new TMS indications, new technology or other novel treatment modalities and our ability to incorporate the new technology into our TMS Centers.

Segments

We evaluate our business and report our results based on organizational units used by management to monitor performance and make operating decisions on the basis of one operating and reportable segment: Outpatient Mental Health Service Centers. We currently measure this reportable operating segment’s performance based on total revenues and entity-wide regional operating income.

Components of Our Results of Operations

In assessing our results of operations, we consider a variety of financial and operating measures that affect our operating results.

Total Revenue

Total revenue consists of service revenue attributable to the performance of treatments. In circumstances where the net patient fees have not yet been received, the amount of revenue recognized is estimated based on an expected value approach. Due to the nature of the industry and complexity of our revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, we consider various factors including, but not limited to, the following:

•

commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;
•	management’s best estimate, leveraging industry knowledge and expectations of third party payors’ fee schedules;
•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;
•

probability of failure in obtaining timely proper provider credentialing (including recredentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

We update the estimated transaction price (including updating our assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Variable consideration also exists in the form of settlements with these third-party payors as a result of retroactive adjustments due to audits and reviews. We apply constraint to the transaction price, such that net revenues are recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Regional operating income presents regional operating income on an entity-wide basis and is calculated as total revenue less direct center and regional costs. Direct center and regional costs consist of direct center and patient care costs, regional employee compensation, regional marketing expenses, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of treatments to patients and the cost of our regional patient acquisition strategy. Beginning in the first quarter of Fiscal 2020 (“Q1 2020”), we have excluded amortization from entity-wide regional operating income (loss) based on the nature of the expense as it is not associated with center and regional infrastructure. We have retrospectively updated our annual and quarterly financial information below to reflect this change (see “—Results of Operations” and “—Quarterly Financial Information” below).

Center Development Costs

Center development costs represent direct expenses associated with developing new TMS Centers, including small furnishings and fittings, wiring and electrical and, in some cases, the cost of minor space alterations.

Corporate Employee Compensation

Corporate employee compensation represents compensation incurred to manage the centralized business infrastructure of the Company, including annual base salary, annual cash bonuses and other non-equity incentives.

Corporate Marketing Expenses

Corporate marketing expenses represent costs incurred that impact the Company on an overall basis including investments in website functionality and brand management activities.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses represent expenses related to the corporate infrastructure required to support our ongoing business including insurance costs, professional and legal costs and costs incurred related to our corporate offices.

Transaction Costs

Transaction costs represent accounting, legal and professional fees incurred as part of significant transactions, including the Achieve TMS East/Central Acquisition in Fiscal 2021 and the Achieve TMS West Acquisition in Fiscal 2019. See Item 5.A, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results—Factors Affecting the Comparability of Our Results—Acquisition of Achieve TMS West” and “—Acquisition of Achieve TMS East/Central” below. See also “—Key Highlights and Recent Developments—Achieve TMS East/Central Acquisition” above.

Earn-Out Consideration

A portion of the purchase price payable in respect of the Achieve TMS West Acquisition was subject to an Earn-Out based on the earnings before interest, tax, depreciation and amortization achieved by Achieve TMS West during the twelve-month period following the September 26, 2019 closing date of the Achieve TMS West Acquisition. The Earn-Out was confirmed to be $10.3 million, of which $3.1 million was settled through the issuance of an aggregate of 0.2 million Common Shares to the vendors on March 26, 2021. Of the remaining $7.2 million of Earn-Out consideration payable, $2.8 million was paid in cash on March 26, 2021. Certain vendors agreed to defer $4.4 million of the cash Earn-Out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $0.3 million, which payment was made in full concurrently with the deferred cash payment on June 28, 2021. In addition, earn-out consideration may be payable in connection with the Achieve TMS East/Central Acquisition. As at December 31, 2021, we estimated the fair value of the purchase price payable in respect to the earn out to be nil. See “—Key Highlights and Recent Developments—Achieve TMS East/Central Acquisition” above.

Share-Based Compensation

Share-based compensation represents stock options, restricted share units and performance share units granted as consideration in exchange for employee and similar services to align personnel performance with the Company’s long-term goals.

Amortization

Amortization relates to the reduction in useful life of the Company’s intangible assets that were realized as part of the Achieve TMS West Acquisition and the Achieve TMS East/Central Acquisition.

Interest

Interest expense relates to interest incurred on loans and lease liabilities. Interest income relates to income realized as a result of investing excess funds into investment accounts.

Forgiveness of Loan Payable

Forgiveness of loan payable represents a one-time gain that we recorded in Fiscal 2021 due to the forgiveness by the U.S. Small Business Administration of the PPP Loan in the amount of $3.1 million previously made to us under the United States Paycheck Protection Program. See “—Key Highlights and Recent Developments—Company Capitalization” above.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure that deducts from EBITDA share-based compensation expenses and expenses that represent one-time costs incurred for purposes of enhancing the performance of the business and to achieve our TMS Center growth. See “—Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above. Beginning Fiscal 2021, we no longer adjust for center development costs because a key component of our growth strategy is to grow our business and revenues through the development and building of additional TMS Centers. We have retrospectively calculated Adjusted EBITDA for Fiscal 2020 and Fiscal 2019 to reflect this change (see “—Reconciliation of Non-IFRS Measures” below).

Factors Affecting the Comparability of Our Results

COVID-19

While all of our active TMS Centers are open, and are expected to remain open going forward, we experienced a temporary decline in both patient visits/treatments and new patient starts in Fiscal 2020 and Fiscal 2021 as a result of the ongoing restrictions imposed in response to the COVID-19 pandemic (see Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business”) in the Annual Report.

During Fiscal 2020, we took the a number of measures to control costs as a result of the COVID-19 pandemic, including: approximately 20% of the Company’s employees were furloughed as of May 1, 2020 (during the period of furlough, Greenbrook paid 100% of employer and employee medical premiums); a Company-wide hiring freeze was implemented; each member of the Company’s executive management team agreed to a 10% salary deferral; and budgeted discretionary expenses were reduced by approximately $2.0 million for Fiscal 2020.

As operating conditions and volumes of patient treatments began to normalize, we reinstated furloughed employees to match increased mental health treatment demand, removed the Company-wide hiring freeze and ended the salary deferral for our executive management team. We, however, continue to reduce discretionary spending. Our entire team continues to work tirelessly to deliver the highest quality of care at all of our TMS Centers, while at the same time taking all possible steps to safeguard the health and well-being of our patients, employees and clinician partners. We see these challenging operating conditions as temporary and we are starting to see a positive change in sentiment. However, as we navigate through this unprecedented and challenging period, we will continue to assess the need for additional measures to control costs. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business” in the Annual Report.

In Fiscal 2021, the surge in the COVID-19 delta variant during the summer season created caution among patients, especially in late August and September. Volume levels began to normalize in October with strong momentum in patient starts and consultations going into Q4 2021. However, in Q4 2021, the surge in the COVID-19 omicron variant once again caused caution among patients, resulting in a decline in both patient visits/treatments and new patient starts in late Q4 2021. In addition, a significant number of staff members and affiliated clinicians were required to isolate as a result of having contracted COVID-19. As a result, we implemented several cost containment measures, including implementation of staffing reductions and a hiring freeze effective in December 2021, a reduction in discretionary spend (particularly in corporate, general and administrative expenses, travel & entertainment, and marketing spend). While the COVID-19 pandemic has resulted in certain operational challenges during Fiscal 2021, we believe that the COVID-19 pandemic has increased the demand for mental health services and we believe that we are well-positioned to serve this unmet demand.

Acquisition of Achieve TMS West

On September 26, 2019, we, through our wholly-owned subsidiary, TMS US, completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC for a purchase price of $10.8 million (excluding Achieve TMS West’s cash and subject to working capital adjustments), of which $2.6 million of the purchase price was satisfied through the issuance of an aggregate of 286,348 Common Shares to the vendors and the remainder was settled in cash, less deferred and contingent consideration of $1.3 million. The share consideration for the Achieve TMS West Acquisition was valued based on a price per Common Share equal to the volume-weighted average trading price of the Common Shares on the TSX for the five trading days ending two trading days prior to the closing of the Achieve TMS West Acquisition. Achieve TMS West controls and operates a network of TMS Centers that specialize in the provisions of TMS therapy for the treatment of depression and related psychiatric services at TMS Centers in California, Oregon and Alaska. We believe the Achieve TMS West Acquisition will allow us to accelerate our expansion in the western United States in future periods.

In addition, a portion of the purchase price payable in respect of the Achieve TMS West Acquisition was subject to the Earn-Out. See “—Components of Our Results of Operations—Earn-Out Consideration” above.

Acquisition of Achieve TMS East/Central

On October 1, 2021, we completed the Achieve TMS East/Central Acquisition. The initial aggregate purchase price for Achieve TMS East/Central was $7.9 million, excluding Achieve TMS East/Central’s cash and subject to customary working capital adjustments. In addition, contingent consideration for the Achieve TMS East/Central Acquisition is subject to a capped earn-out of up to an additional $2.5 million based on the financial performance of Achieve TMS East during the twelve-month period following completion of the Achieve TMS East/Central Acquisition, payable following the calculation period. As at December 31, 2021, we estimated the fair value of the purchase price payable in respect to the earn out to be nil.

Adjustment to Variable Consideration Estimate

In an effort to strengthen our billing relationship and rate negotiation position with payors, as well as optimize billing processes, including credentialling as we continue to scale our business, we decided to improve our collection practices by consolidating our billing structure to begin remitting claims on a statewide basis in Fiscal 2020. This process included multiple re-credentialling processes across our payor population and caused a temporary disruption in collections.

The COVID-19 pandemic negatively impacted payor processes through a lack of timely and accurate communication resulting in a greater chance of price concession. As a result, the following factors involved in estimating variable consideration further constrained the transaction price for services rendered:

•	management’s best estimate, leveraging industry knowledge and expectations of third party payors’ fee schedules;
•	probability of failure in obtaining timely and accurate benefits information;
•	probability of failure in obtaining timely and accurate pre-authorization of services; and
•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors.

During the initial onset of the COVID-19 pandemic, we expected a temporary impact to the payor processes, as described above, including the impact of our billing enhancements. However, when operations began to normalize in Q4 2020, management determined that additional price concessions were necessary based on the continued nature of the impact to payor processes at that time. These additional price concessions have persisted, but continued to decline as a percentage of revenue during Fiscal 2021. See “—Reconciliation of Accounts Receivable” below.

Regional Development Activity

Our regional model seeks to develop leading positions in key markets, and to leverage operational efficiencies by combining smaller local treatment centers within a region under a single shared regional management infrastructure. Part of our core strategy is to continue to develop new TMS Centers within our existing regions as well as in new management regions, in each case, organically or through acquisitions of existing centers or businesses, which may affect comparability of results. See “—Key Highlights and Recent Developments—Achieve TMS East/Central Acquisition” above.

Seasonality

Typically, we experience seasonal factors in the first quarter of each fiscal year that result in reduced revenues in those quarters as compared to the other three quarters of the year. These seasonal factors include cold weather and the reset of deductibles during the first part of the year. We also typically experience a slowdown in new patient starts during the third quarter of each fiscal year as a result of summer holidays.

Results of Operations

Summary Financial Information

The following table summarizes our results of operations for the periods indicated. The selected consolidated financial information set out below has been derived from our audited consolidated financial statements, and should be read in conjunction with those financial statements and the related notes thereto.

(audited) (US$)	Fiscal 2021	Fiscal 2020	Fiscal 2019
Total revenue	52,198,084	43,129,179	35,685,531

Direct center and patient care costs	27,592,735	21,743,256	17,368,894
Regional employee compensation	12,278,518	9,798,901	7,122,556
Regional marketing expenses	6,765,806	6,446,798	2,705,891
Depreciation	5,839,006	5,708,210	4,031,375
Total direct center and regional costs	52,476,065	43,697,165	31,228,716
Regional operating income (loss)	(277,981)	(567,986)	4,456,815
Center development costs	862,386	529,933	1,466,119
Corporate employee compensation	13,145,385	10,195,949	7,063,682
Corporate marketing expenses	623,560	1,030,196	1,934,227
Transaction costs	426,006	—	385,674
Other corporate, general and administrative expenses	6,472,003	3,919,216	6,987,763
Share-based compensation	879,439	591,384	690,230
Amortization	555,000	463,332	122,269
Interest expense	4,761,443	2,806,286	1,822,442
Interest income	(14,689)	(20,990)	(163,302)
Earn-out consideration	—	10,319,429	—
Forgiveness of loan payable	(3,128,596)	—	—
Loss before income taxes	(24,859,918)	(30,402,721)	(15,852,289)
Income tax expense	—	—	—
Loss for the year and comprehensive loss	(24,859,918)	(30,402,721)	(15,852,289)
Income (loss) attributable to non-controlling interest	(108,430)	(739,181)	57,590
Loss attributable to the common shareholders of Greenbrook	(24,751,488)	(29,663,540)	(15,909,879)
Net loss per share (basic and diluted) (1)	(1.60)	(2.32)	(1.48)

Note:

(1)

The Company has retrospectively presented the net loss per share calculations reflecting the number of Common Shares outstanding following the Share Consolidation. See “—Key Highlights and Recent Developments – Company Capitalization” above.

Selected Financial Position Data

The following table provides selected financial position data as at the dates indicated:

(audited) (US$)	As at December 31,	As at December 31,	As at December 31,
	2021	2020	2019
Cash and restricted cash	11,949,679	18,806,742	7,947,607
Current assets (excluding cash)	12,909,746	11,858,737	12,003,831
Total assets	72,643,693	68,600,408	56,964,106
Current liabilities	18,525,723	27,674,144	13,183,677
Non-current liabilities	37,528,638	38,042,522	20,834,296
Total liabilities	56,054,361	65,716,666	34,017,973
Non-controlling interests	(738,105)	(392,560)	444,405
Shareholders’ equity	16,589,332	2,883,742	22,946,133

For further information regarding our liquidity and financial position, see Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” below. See also Item 3.D, “Risk Factors—Risks Related to Our Business—We have incurred losses in the past and may be unable to achieve or sustain profitability in the future and may not be able to secure additional financing to fund losses if we fail to achieve or maintain profitability” above.

Selected Operating Data

The following table provides selected operating data as at the dates indicated:

	As at December 31,	As at December 31,	As at December 31,
(unaudited)	2021	2020	2019
Number of active TMS Centers(1)	147	116	102
Number of TMS Centers-in-development(2)	2	9	17
Total TMS Centers	149	125	119
Number of management regions	15	13	13
Number of TMS Devices installed	234	198	178
Number of regional personnel	386	305	273
Number of shared-services / corporate personnel(3)	44	49	44
Number of TMS providers(4)	135	117	109
Number of consultations performed(5)	14,108	11,305	8,039
Number of patient starts(5)	6,429	5,445	4,080
Number of TMS treatments performed(5)	226,286	195,992	155,343
Average revenue per TMS treatment(5)	$231	$220	$230

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services during the applicable period.
(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents clinician partners that are involved in the provision of TMS therapy services from our TMS Centers.
(5)	Figure calculated for the applicable year ended December 31.

Comparison of Results for the Year Ended December 31, 2021 to the Year Ended December 31, 2020

Total Revenue

Consolidated revenue increased to $52.2 million in Fiscal 2021, a 21% increase compared to Fiscal 2020 (Fiscal 2020: $43.1 million). This was predominately due to increases in new patient starts and treatment volumes, as well as completion of the Achieve TMS East/Central Acquisition. New patient starts increased to 6,429 in Fiscal 2021, an 18% increase compared to Fiscal 2020 (Fiscal 2020: 5,445). Treatment volumes in Fiscal 2021 were 226,286, a 15% increase compared to Fiscal 2020 (Fiscal 2020: 195,992). Consultations performed were 14,108 in Fiscal 2021, a 25% increase compared to Fiscal 2020 (Fiscal 2020: 11,305). The increases in new patient starts, treatment volumes and consultations performed are predominantly due to stronger market growth within our mature regions as well as the Achieve TMS East/Central Acquisition, as compared to Fiscal 2020, which has allowed us to provide greater access for patients to seek and receive treatment.

Same-Region Sales Growth was 19.0% in Fiscal 2021 as compared to -1.5% in Fiscal 2020. This was predominately due to the increases in new patient starts and treatment volumes as described above (see “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above).

Average revenue per treatment increased by 5% to $231 in Fiscal 2021 (Fiscal 2020: $220). The increase was primarily attributable to changes in the adjustment to variable consideration estimate (see “—Factors Affecting the Comparability of our Results—Adjustment to Variable Consideration Estimate” above and “—Reconciliation of Accounts Receivable” below) and an increase in reimbursement rates from certain payors with which we have had long-standing relationships in our established regions.

Accounts Receivable

Accounts receivable increased by $0.3 million to $11.0 million as at the end of Fiscal 2021 (Fiscal 2020: $10.7 million), primarily due to year-over-year revenue growth offset by continued strong cash collections as a result of billing enhancements implemented in Fiscal 2020 (see “—Factors Affecting the Comparability of our Results—Adjustments to Variable Consideration Estimate” above and “—Reconciliation of Accounts Receivable” below).

We continue to collect on services rendered in excess of 24 months from the date such services were rendered.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Direct center and regional costs increased by 20% to $52.5 million during Fiscal 2021 (Fiscal 2020: $43.7 million). The increase is predominantly due to operating 147 active TMS Centers as at December 31, 2021 as compared to 116 active TMS Centers as at December 31, 2020.

Entity-wide regional operating loss decreased by 51% to $0.3 million during Fiscal 2021 (Fiscal 2020: $0.6 million). The decreases in entity-wide regional operating loss in Fiscal 2021 as compared to Fiscal 2020 was primarily due to increased revenue, offset by the increase in direct center and regional costs described above.

Center Development Costs

Center development costs increased by 63% to $0.9 million during Fiscal 2021 (Fiscal 2020: $0.5 million) predominantly as a result of the increase in active TMS Centers during Fiscal 2021 as compared to Fiscal 2020.

Corporate Employee Compensation

Corporate employee compensation incurred to manage the centralized business infrastructure of the Company increased by 29% to $13.1 million during Fiscal 2021 (Fiscal 2020: $10.2 million). Corporate employee compensation in Fiscal 2020 was comparatively low due to measures put in place to control costs during the COVID-19 pandemic (see “—Factors Affecting the Comparability of our Results—COVID-19” above). As a result, the normalization of this spending in Fiscal 2021, coupled with the increase in corporate employee compensation due to key investment in our human resources, billing, operations and compliance capabilities, contributed to the increase in corporate employee compensation.

Corporate Marketing Expenses

Corporate marketing expenses decreased by 39% to $0.6 million during Fiscal 2021 (Fiscal 2020: $1.0 million). The decrease was primarily a result of our focus on optimizing the cost of patient acquisition.

Transaction Costs

Transaction costs increased to $0.4 million during Fiscal 2021 (Fiscal 2020: nil). The increase was a result of accounting, legal and professional fees relating to the Achieve TMS East/Central Acquisition.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses increased by 65% to $6.5 million during Fiscal 2021 (Fiscal 2020: $3.9 million). Other corporate, general and administrative expenses in Fiscal 2020 were comparatively low due to measures put in place to control costs during the COVID-19 pandemic (see “—Factors Affecting the Comparability of our Results—COVID-19” above). The normalization of this spending in Fiscal 2021, coupled with the one-time professional and legal fees related to the Nasdaq listing, the Withdrawn Public Offering (as defined below), the Achieve TMS East/Central Acquisition (see “—Adjusted EBITDA and One-Time Expenses” below) as well as the one-time deferred payment costs of $0.3 million with respect to the Earn-Out consideration in connection with the Achieve TMS West Acquisition, were primarily responsible for the increase in other corporate, general and administrative expenses in Fiscal 2021.

Earn-Out Consideration

The Earn-Out consideration decreased by $10.3 million to $nil in Fiscal 2021 (Fiscal 2020: $10.3 million). The decrease is a result of the Earn-Out amount confirmed during Q1 2021 and paid during Fiscal 2021. See “—Components of Our Results of Our Operations and Trends Affecting our Business—Earn-Out Consideration”.

Share-Based Compensation

Share-based compensation increased by 49% to $0.9 million during Fiscal 2021 (Fiscal 2020: $0.6 million), predominantly due to the timing and fair value of stock options and performance share units granted to key personnel to ensure retention and long-term alignment with the goals of the Company.

Amortization

Amortization increased by 20% to $0.6 million during Fiscal 2021 (Fiscal 2020: $0.5 million) as a result of the intangible assets acquired by the Company in connection with the Achieve TMS East/Central Acquisition.

Interest

Interest expense increased by 70% to $4.8 million during Fiscal 2021 (Fiscal 2020: $2.8 million). The increase in interest expense is primarily due to the addition of new lease liabilities in connection with the execution of our regional growth strategy and the Credit Agreement. See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” below.

Interest income decreased by 30% to $0.01 million during Fiscal 2021 (Fiscal 2020: $0.02 million) as a result of a decrease in the amount of excess funds invested.

Forgiveness of Loan Payable

Forgiveness of loan payable was $3.1 million in Fiscal 2021 (Fiscal 2020: $nil) as a result of the forgiveness in full of the PPP Loan (see “—Key Highlights and Recent Developments—Company Capitalization” above).

Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook

The loss for the period and comprehensive loss decreased by 18% to $24.9 million during Fiscal 2021 (Fiscal 2020: $30.4 million). This was predominately due to the forgiveness of the PPP Loan (see “—Key Highlights and Recent Developments—Company Capitalization” above), partially offset by the recognition of one-time professional and legal fees related to the Nasdaq listing, the 2021 Private Placement, the 2021 Public Equity Offering and the Achieve TMS East/Central Acquisition (see “—Adjusted EBITDA and One-Time Expenses” below). In addition, the Company recognized Earn-Out consideration in connection with the Achieve TMS West Acquisition in Fiscal 2020 that did not recur in Fiscal 2021.

The loss attributable to the common shareholders of Greenbrook decreased by 17% to $24.8 million during Fiscal 2021 (Fiscal 2020: $29.7 million). This was predominantly due to the factors described above impacting net losses.

Adjusted EBITDA and One-Time Expenses

The Adjusted EBITDA loss position increased by 54% to $13.8 million during Fiscal 2021 (Fiscal 2020: $9.0 million) (see “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above). The increased spending in direct center and regional costs, corporate employee compensation and other corporate, general and administrative expenses eclipsed the increase in revenue during the period as a result of excess capacity within our network slightly offset by the roll-out of the Spravato® Program at select TMS Centers. See “—Factors Affecting the Comparability of our Results—Adjustment to Variable Consideration Estimate”, “—Key Highlights and Recent Developments—Spravato® Program”, “—Total Revenue”, “—Reconciliation of Accounts Receivable”, “—Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs”, “—Corporate Employee Compensation”, “—Other Corporate, General and Administrative Expenses” and “—Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook”.

Due to their nature, the deferred payment costs with respect to the Earn-Out consideration in connection with the Achieve TMS West Acquisition was a one-time expense incurred during Fiscal 2021 and was therefore excluded from Adjusted EBITDA. One-time professional and legal fees incurred in connection with the Nasdaq listing and the Achieve TMS East/Central Acquisition have also been excluded from Adjusted EBITDA.

Comparison of Results for the Year Ended December 31, 2020 to the Year Ended December 31, 2019

The following section provides an overview of our financial performance during Fiscal 2020 compared to Fiscal 2019.

Total Revenue

Despite the impact of the COVID-19 pandemic, annual consolidated revenue increased by 21% during Fiscal 2020 to $43.1 million (Fiscal 2019: $35.7 million). This growth was primarily attributable to resilient performance during the COVID-19 pandemic, enabled by efforts to provide greater access to patients virtually, through the expanded use of online platforms and focused marketing efforts on the safety and accessibility of our TMS Centers coupled with the Achieve TMS West Acquisition.

New patient starts increased by 33% to 5,445 in Fiscal 2020 (Fiscal 2019: 4,080) and TMS treatment volumes increased by 26% to 195,992 in Fiscal 2020 (Fiscal 2019: 155,343).

Same-Region Sales Growth was -1.5% in Fiscal 2020 as compared to Same-Region Sales Growth of 23.8% in Fiscal 2019. The decrease in Same-Region Sales Growth is predominantly due to changes in the adjustment to variable consideration estimate during Fiscal 2020. See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above, “—Factors Affecting the Comparability of our Results—Adjustment to Variable Consideration Estimate” above and “—Reconciliation of Accounts Receivable” below and “—Reconciliation of Non-IFRS Measures” below.

Average revenue per treatment decreased by 4% to $220 in during Fiscal 2020 (Fiscal 2019: $230). As part of billing enhancements, which included multiple re-credentialling processes across our payor population, we experienced aging to our accounts receivable which was further aggravated by the negative impact on payor processes as a result of the COVID-19 pandemic and resulted in lengthening of our revenue cycle. As a result, we have taken an increased adjustment to variable consideration against revenue, which affected our revenue realization rate in Q4 2020 (see “—Factors Affecting the Comparability of our Results—Adjustment to Variable Consideration Estimate” above and “—Reconciliation of Accounts Receivable” below). Excluding the impact of the adjustment to variable consideration estimate taken against aged receivables, our average reimbursement rates would have remained stable in Fiscal 2020.

Accounts Receivable

Accounts receivable increased by $0.6 million to $10.7 million in Fiscal 2020 (Fiscal 2019: $10.1 million).

In an effort to strengthen our billing relationship and rate negotiation position with payors, as well as optimize billing processes, including credentialling, as we continue to scale our business, we decided to improve our collection practices by consolidating our billing structure to begin remitting claims on a statewide basis. This, however, delayed collections, as the process included multiple re-credentialling processes across our payor population. The impact of the COVID-19 pandemic on payor processes was also detrimental with payor response times affected. As a result, the age of our accounts receivable was negatively impacted in Fiscal 2020, specifically in Q4 2020.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Direct center and regional costs increased by 40% to $43.7 million during Fiscal 2020 (Fiscal 2019: $31.2 million). This increase is primarily due to operating 116 active TMS Centers as at December 31, 2020 compared to 102 active TMS Centers as at December 31, 2019, offset slightly by the cost containment measures implemented in response to the COVID-19 pandemic.

We incurred an entity-wide regional operating loss of $0.6 million during Fiscal 2020 compared to regional operating income of $4.5 million in Fiscal 2019. This was predominantly due to lower revenue associated with changes in the adjustment to variable consideration estimate, coupled with the inclusion of 14 newly active TMS Centers and nine TMS Centers in development during Fiscal 2020. The entity-wide regional operating income (loss) margin was -1.3% in Fiscal 2020 as compared to 12.5% in Fiscal 2019.

Center Development Costs

Center development costs decreased by 64% to $0.5 million during Fiscal 2020 (Fiscal 2019: $1.5 million) predominantly as a result of the curtailment of development activity, which started late in Q1 2020 as a result of the COVID-19 pandemic.

Corporate Employee Compensation

Corporate employee compensation incurred to manage the centralized business infrastructure of the Company increased by 44% to $10.2 million during Fiscal 2020 (Fiscal 2019: $7.1 million). The increase was primarily due to significant increases in staffing in respect of our shared-services functions in addition to employees inherited in connection with the Achieve TMS West Acquisition.

As anticipated by management, the Fiscal 2020 corporate employee compensation growth rate decreased significantly as compared to the Fiscal 2019 corporate employee compensation growth rate of 171% as we are starting to scale into our centralized business infrastructure and leverage these fixed costs as we continue to expand our TMS Center network.

Corporate Marketing Expenses

Corporate marketing expenses decreased by 47% to $1.0 million during Fiscal 2020 (Fiscal 2019: $1.9 million). The decrease was primarily a result of the cost containment measures implemented in response to the COVID-19 pandemic.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses decreased by 44% to $3.9 million during Fiscal 2020 (Fiscal 2019: $7.0 million). The decrease was primarily a result of the cost containment measures implemented in response to the COVID-19 pandemic and the one-time costs and professional fees incurred in Fiscal 2019 associated with our billing and reimbursement system enhancements. As anticipated by management, the other corporate, general and administrative expenses growth rate decreased as compared to the Fiscal 2019 growth rate of 72% (after excluding one-time expenses).

Earn-Out Consideration

The Earn-Out consideration increased to $10.3 million in Fiscal 2020 (Fiscal 2019: $nil). The increase is a result of the Company finalizing the purchase price payable in respect of the Earn-Out, which increase was partially driven by strong performance from Achieve TMS West, specifically in Alaska. See “—Factors Affecting the Comparability of Our Results—Acquisition of Achieve TMS West” above.

Share-Based Compensation

Share-based compensation decreased by 14% to $0.6 million during Fiscal 2020 (Fiscal 2019: $0.7 million), predominantly due to the timing of stock options granted to key personnel to ensure retention and long-term alignment with the goals of the Company.

Amortization

Amortization increased by $0.3 million, to $0.5 million, during Fiscal 2020 (Fiscal 2019: $0.1 million). The increase was a result of the intangible assets acquired by the Company in connection with the Achieve TMS West Acquisition. See “—Factors Affecting the Comparability of Our Results—Acquisition of Achieve TMS West” above.

Interest

Interest expense increased by 54% to $2.8 million during Fiscal 2020 (Fiscal 2019: $1.8 million). The increase in interest expense is primarily due to the addition of new lease liabilities in connection with the execution of our regional growth strategy.

Interest income decreased by 87% to $0.02 million during Fiscal 2020 (Fiscal 2019: $0.2 million) as a result of a decrease in the amount of excess funds invested.

Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook

The loss for the period and comprehensive loss, including the Earn-Out consideration, increased by 92% to $30.4 million during Fiscal 2020 (Fiscal 2019: $15.9 million). This increase was primarily a result of the increase in Earn-Out consideration with respect to the Achieve TMS West Acquisition and the impact of the adjustment to variable consideration on revenue (see “—Factors Affecting the Comparability of our Results—Adjustments to Variable Consideration Estimate” above and “—Reconciliation of Accounts Receivable” below). In addition, the inclusion of 14 newly active TMS Centers and nine TMS Centers in development during Fiscal 2020 (see “—Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs” and “—Corporate Employee Compensation” above) also contributed to the loss position.

The loss attributable to the common shareholders of Greenbrook, including the Earn-Out consideration, increased by 86% to $29.7 million during Fiscal 2020 (Fiscal 2019: $15.9 million). This increase is primarily a result of the increase in Earn-Out consideration with respect to the Achieve TMS West Acquisition and the impact of the adjustment to variable consideration on revenue (see “—Factors Affecting the Comparability of our Results—Adjustments to Variable Consideration Estimate” and “—Reconciliation of Accounts Receivable” below). In addition, the inclusion of 14 newly active TMS Centers and nine TMS Centers in development during Fiscal 2020 (see “—Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs” and “—Corporate Employee Compensation” above).

Adjusted EBITDA

The Adjusted EBITDA loss position increased by 61% to $9.0 million during Fiscal 2020 (Fiscal 2019: $5.6 million) predominately a result of the billing enhancements (see above), and the inclusion of 14 newly active TMS Centers and nine TMS Centers in development during Fiscal 2020 as outlined in “—Corporate Employee Compensation” above, “—Other Corporate, General and Administrative Expenses” above, “—Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs” above.

Due to their nature, the Earn-Out consideration with respect to the Achieve TMS West Acquisition as well as other one-time professional fees are one-time expenses incurred during Fiscal 2020 and were therefore excluded from Adjusted EBITDA. One-time professional and legal fees incurred in connection with the Nasdaq listing have also been excluded from Adjusted EBITDA. One-time expenses also include costs related to the development of our corporate compliance program, write-off of accounts receivable and related expenses during our billing system migration and one-time professional fees associated with the implementation of IFRS 16 – Leases (“IFRS 16”). See “—Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above.

EBITDA and Adjusted EBITDA

The table below illustrates our EBITDA and Adjusted EBITDA for the periods presented:

(unaudited) (US$)	Fiscal 2021	Fiscal 2020(1)	Fiscal 2019(1)
EBITDA	(13,610,728)	(20,706,702)	(10,097,095)
Adjusted EBITDA	(13,845,951)	(9,004,175)	(5,581,181)

Note:

(1)	Beginning in Fiscal 2021, we no longer adjust for center development costs in our presentation of Adjusted EBITDA because a key component of our growth strategy is to grow our business and revenues through the development and building of additional TMS Centers. We have retrospectively calculated Adjusted EBITDA for Fiscal 2020 and Fiscal 2019 to reflect this change.

For a definition of EBITDA and Adjusted EBITDA, see “—Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above. For quantitative reconciliations of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook, see “—Reconciliation of Non-IFRS Measures” immediately below.

Reconciliation of Non-IFRS Measures

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for Fiscal 2021, Fiscal 2020 and Fiscal 2019:

(unaudited) (US$)	Fiscal 2021	Fiscal 2020(1)	Fiscal 2019(1)
Loss attributable to the common shareholders of Greenbrook	(24,751,488)	(29,663,540)	(15,909,879)
Add the impact of:
Interest expense	4,761,443	2,806,286	1,822,442
Amortization	555,000	463,332	122,269
Depreciation	5,839,006	5,708,210	4,031,375
Less the impact of:
Interest income	(14,689)	(20,990)	(163,302)
EBITDA	(13,610,728)	(20,706,702)	(10,097,095)
Add the impact of:
Share-based compensation	879,439	591,384	690,230
Add transaction costs:
Acquisition related professional fees	426,006	—	385,674
Add the impact of:
Deferred payment expense in relation to Achieve TMS West cash Earn-Out consideration owed	300,000	—	—
Earn-Out consideration	—	10,319,429	—
Nasdaq listing related professional and legal fees	451,105	791,714	—
Withdrawn Public Offering related professional and legal fees(2)	804,983	—	—
Internal controls assessment professional and legal fees	31,840	—	—
PPP Loan Forgiveness	(3,128,596)	—	—
Significant acquisition reporting costs	—	—	235,099
Compliance program development costs	—	—	113,512
IFRS 16 implementation fees	—	—	48,306
Write-off of accounts receivable and related expenses during billing system migration	—	—	3,043,093
Adjusted EBITDA	(13,845,951)	(9,004,175)	(5,581,181)

Note:

(1)	Beginning in Fiscal 2021, we no longer adjust for center development costs in our presentation of Adjusted EBITDA because a key component of our growth strategy is to grow our business and revenues through the development and building of additional TMS Centers. We have retrospectively calculated Adjusted EBITDA for Fiscal 2020 and Fiscal 2019 to reflect this change.
(2)	On June 25, 2021, the Company elected to withdraw its previously announced public offering of Common Shares in light of market conditions (the “Withdrawn Public Offering”). Due to their nature, professional and legal fees associated with the Withdrawn Public Offering are also considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.

We believe that Adjusted EBITDA provides a meaningful financial metric to investors as it measures the ability of our current TMS Center operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, none of which have an impact on the operating performance of our existing TMS Center network. One-time expenses include our public reporting in Canada and the United States (including significant acquisition reporting relating to Achieve TMS West) and the Nasdaq listing. They also include costs related to the development of our corporate compliance program, write-off of accounts receivable and related expenses during our billing system migration.

In addition, we present Same-Region Sales Growth, which is a non-IFRS measure that we calculate as the percentage change in sales derived from our established management regions in a certain financial period as compared to the sales from the same management regions in the corresponding period of the prior year. As a result, when we calculate Same-Region Sales Growth for a particular comparative period (e.g., Fiscal 2021 vs Fiscal 2020), the total amount of same-region sales revenue for the prior year (e.g., for Fiscal 2020) may differ compared to the total amount of same-region sales revenue that we had calculated in the prior year, e.g., in the event that certain management regions that had been excluded in the prior year are considered established management regions in the current year. This is necessary in order for us to present a more meaningful percentage of sales growth as it ensures that the same management regions are being included in both years for each calculation of Same-Region Sales Growth.  Other than for purposes of the reconciliation tables below, we do not present same-region sales revenue as an independent non-IFRS measure because the management regions that are included may vary from year-to-year. We refer you to our revenues as reported under IFRS and as discussed elsewhere in this MD&A for a discussion and analysis of our revenues on a consolidated basis. However, we believe Same-Region Sales Growth is a useful metric to investors because it helps quantify our sales growth (as a percentage change) within established management areas that are relevant for the comparative period and accordingly, enables us to present the growth achieved by adding TMS Center density within these established management regions by taking into account sales attributable to recently acquired management regions or regions that we do not consider to be “established” or “mature”, i.e., those in which none of the TMS Centers have performed billable TMS services for a period of at least one full year prior to the more recent period of the two financial periods that are compared in calculating Same-Region Sales Growth. Our Same-Region Sales Growth is unique to our financial management strategy and may not be comparable to non-IFRS measures used by other companies.

The tables below illustrate a reconciliation of total revenue to Same-Region Sales Growth for the periods presented:

2021 Same-Region Sales Growth

(unaudited) (US$)	Fiscal 2021	Fiscal 2020(2)
Revenue	52,198,084	43,129,179
Less regions acquired in the year(1):		—
Massachusetts	(784,726)	—
Iowa	(69,118)	—
Same-Region Sales Revenue	51,344,240	43,129,179
Same-Region Sales Growth	19.0%

Notes:

(1)

These regions were acquired as part of the Achieve TMS East/Central Acquisition during Fiscal 2021. As TMS Centers in these regions have not performed billable TMS services, subsequent to being acquired, for a period of at least one full year prior to December 31, 2021, they have been excluded from the calculation.

(2)

For purposes of calculating 2021 Same-Region Sales Growth, each of the Austin, Florida and Michigan management regions are included in same-region sales revenue for both Fiscal 2021 and Fiscal 2020 because these management regions were considered established for Fiscal 2021, and accordingly are included in Fiscal 2020 for comparison purposes even those such regions were not considered established in Fiscal 2020 and had been excluded for purposes of calculating 2020 Same-Region Sales Growth. See “—2020 Same-Region Sales Growth” below.

2020 Same-Region Sales Growth

(unaudited) (US$)	Fiscal 2020	Fiscal 2019(3)
Revenue	43,129,179	35,685,531
Add the impact of pre-acquisition revenue(1):
California	—	4,311,308
Oregon	—	1,193,229
Alaska	—	1,550,429
Less the impact of regions not yet mature(2):
Austin	(1,120,798)	(1,195,066)
Florida	(927,157)	(199,215)
Michigan	(516,467)	(178,502)
Same-Region Sales Revenue	40,564,757	41,167,714
Same-Region Sales Growth	(1.5)%

Notes:

(1)

As the regions acquired as part of the Achieve TMS West Acquisition in Fiscal 2019 had performed billable TMS services for a period of at least one full year prior to December 31, 2020 (subsequent to being acquired), for purposes of calculating 2020 Same-Region Sales Growth we have added back pre-acquisition revenue generated in these regions in Fiscal 2019 for comparability purposes. However, these regions had been excluded for purposes of calculating 2019 Same-Region Sales Growth. See “—2019 Same-Region Sales Growth” below.

(2)	Excludes regions in both the current and comparable period in which none of the TMS Centers have performed billable TMS services for a period of at least one full year prior to December 31, 2020.
(3)

For purposes of calculating 2020 Same-Region Sales Growth, each of the St. Louis, Connecticut, Houston and Cleveland management regions are included in same-region sales revenue for both Fiscal 2020 and Fiscal 2019 because these management regions were considered established for Fiscal 2020, and accordingly are included in Fiscal 2019 for comparison purposes even those such regions were not considered established in Fiscal 2019 and had been excluded for purposes of calculating 2019 Same-Region Sales Growth. See “—2019 Same-Region Sales Growth” below.

2019 Same-Region Sales Growth

(unaudited) (US$)	Fiscal 2019	Fiscal 2018
Revenue	35,685,531	21,259,015
Less the impact of regions not yet mature(1):
St. Louis	(3,548,874)	(993,499)
Connecticut	(922,735)	(23,059)
Houston	(1,012,430)	(97,125)
Cleveland	(605,843)	—
Austin	(1,195,066)	—
Florida	(199,215)	—
Michigan	(178,502)	—
Less regions acquired in the year(2):
California	(1,821,862)	—
Oregon	(504,232)	—
Alaska	(763,111)	—
Same-Region Sales Revenue	24,933,661	20,145,332
Same-Region Sales Growth	23.8%

Notes:

(1)	Excludes regions in both the current and comparable period in which none of the TMS Centers have performed billable TMS services for a period of at least one full year prior to December 31, 2019.
(2)

These regions were acquired as part of the Achieve TMS West Acquisition during Fiscal 2019. As TMS Centers in these regions have not performed billable TMS services, subsequent to being acquired, for a period of at least one full year prior to December 31, 2019, they have been excluded from the calculation.

Reconciliation of Accounts Receivable

A quantitative reconciliation of accounts receivable in respect of Fiscal 2021, Fiscal 2020 and Fiscal 2019 is provided below, which includes a quantification of the adjustment to variable consideration estimate resulting from the additional price concessions which were deemed necessary:

(unaudited) (US$)	Fiscal 2021	Fiscal 2020	Fiscal 2019
Opening accounts receivable balance	10,708,062	10,091,087	7,131,661
Revenue recognized based on expected value	55,716,778	46,284,419	35,685,531
Adjustment to variable consideration estimate	(3,518,694)	(3,155,240)	—
Payments received	(51,908,757)	(42,512,204)	(32,726,105)
Ending accounts receivable balance at the period end date	$10,997,389	$10,708,062	$10,091,087

Quarterly Financial Information

Selected Quarterly Financial Information

The following table summarizes the results of our operations for the eight most recently completed fiscal quarters:

(unaudited)(US$)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Revenue	14,047,452	13,130,245	13,707,212	11,313,175	9,913,552	12,006,570	9,788,555	11,420,502
Regional operating income (loss)	43,741	249,057	921,339	(1,492,118)	(2,050,168)	967,584	(225,198)	739,796
Net loss attributable to common shareholders of Greenbrook	(6,831,859)	(3,517,250)	(6,775,825)	(7,626,554)	(8,391,630)	(7,636,132)	(9,477,505)	(4,158,274)
Net loss per share – Basic(1)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)
Net loss per share – Diluted(1)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)

Note:

(1)

The Company has retrospectively presented the number of Common Shares and net loss per share calculations reflecting the number of Common Shares following the Share Consolidation. See “—Key Highlights and Recent Developments—Company Capitalization” above.

Analysis of Results for Q4 2021

New patient starts were 1,667 in Q4 2021, representing a 10% quarter-over-quarter increase compared to Q3 2021 (Q3 2021: 1,520) and a 17% year-over-year increase compared to Q4 2020 (Q4 2020: 1,428). Treatment volumes were 61,416 in Q4 2021, representing a 13% quarter-over-quarter increase compared to Q3 2021 (Q3 2021: 54,525) and a 13% year-over-year increase compared to Q4 2020 (Q4 2020: 54,408). Consultations were 3,547 in Q4 2021, representing a 3% quarter-over-quarter increase compared to Q3 2021 (Q3 2021: 3,437) and a 1% year-over-year decrease compared to Q4 2020 (Q4 2020: 3,587). These key operating metrics partially reflect the completion of the Achieve TMS East/Central Acquisition, despite the surge in the COVID-19 omicron variant which caused caution among patients in late Q4 2021 and resulted in a significant number of staff members and affiliated clinicians being required to self-isolate as a result of having contracted COVID-19, which we believe demonstrates sound business fundamentals and positions us well for continued future growth as operating conditions normalize.

We achieved quarterly consolidated revenue of $14.0 million in Q4 2021, representing a 7% quarter-over-quarter increase compared to Q3 2021 (Q3 2021: $13.1 million) and a 42% year-over-year increase compared to Q4 2020 (Q4 2020: $9.9 million). Average revenue per treatment was $229 in Q4 2021, representing a 5% quarter-over-quarter decrease compared to Q3 2021 (Q3 2021: $241) and a 26% year-over-year increase compared to Q4 2020 (Q4 2020: $182). The quarter-over-quarter increase is primarily attributable to a change in the regional payor mix as well as the completion of the Achieve TMS East/Central Acquisition. The year-over-year increase is due to our billing enhancements taken in Q4 2020, which included multiple re-credentialling processes across our payor population (see “— Factors Affecting the Comparability of Our Results – Adjustment to Variable Consideration Estimate” above), we experienced aging to our accounts receivable which was further aggravated by the COVID-19 pandemic and resulted in the lengthening of our revenue cycle. As a result, we took an increased adjustment to variable consideration estimate during Fiscal 2020 which affected our revenue realization rate in Q4 2020.

We experienced entity-wide regional operating income of $0.04 million in Q4 2021, representing an 82% quarter-over-quarter decrease compared to Q3 2021 (Q3 2021: $0.25 million), and compared to entity-wide regional operating loss of $2.1 million in Q4 2020. The quarter-over-quarter increase as compared to Q4 2020 is primarily a result of increased direct center and patient care costs to accommodate the strong momentum of patient volume as conditions began to normalize, despite the surge in the COVID-19 omicron variant in late Q4 2021. Due to the surge in the COVID-19 omicron variant late in the quarter, patient and treatment volumes did not materialize to the extent expected, which increased our operating leverage during the quarter. See “—Factors Affecting the Comparability of Our Results—COVID-19” above. The year-over-year increase is primarily as a result of the reduction in revenue noted above.

The loss attributable to the common shareholders of Greenbrook was $6.8 million in Q4 2021, representing a 94% quarter-over-quarter increase compared to Q3 2021 (Q3 2021: $3.5 million) and a 19% year-over-year decrease compared to Q4 2020 (Q4 2020: $8.4 million). The quarter-over-quarter increase is primarily a result of the forgiveness of the PPP Loan in Q3 2021 (see “—Analysis of Results for Fiscal 2021 and Fiscal 2020—Adjusted EBITDA and One-Time Expenses” above). The year-over-year decrease is a result of the incremental adjustments to the estimated Earn-Out consideration with respect to the Achieve TMS West Acquisition and an increased adjustment to variable consideration estimate during Fiscal 2020 arising from the consolidation of our billing structure to begin remitting claims on a state-wide basis, which included multiple re-credentialling processes across our payor population (see “—Factors Affecting the Comparability of Our Results—Adjustment to Variable Consideration Estimate” above) and the impact of the COVID-19 pandemic on payor processes (See “—Factors Affecting the Comparability of Our Results—COVID-19” above).

Selected Quarterly Operating Data

The following table provides selected operating data for the periods indicated:

Figures calculated for the applicable period ended.	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
(unaudited)
Number of active TMS Centers(1)	147	127	122	119	116	114	113	110
Number of TMS Centers-in-development(2)	2	4	7	9	9	11	12	14
Total TMS Centers	149	131	129	128	125	125	125	124
Number of management regions	15	13	13	13	13	13	13	13
Number of TMS Devices installed	234	214	209	201	198	191	189	189
Number of regional personnel	386	350	343	317	305	286	275	302
Number of shared-services / corporate personnel(3)	44	58	51	49	49	47	44	47
Number of TMS providers(4)	135	126	124	116	117	113	112	117
Number of consultations performed(5)	3,547	3,437	3,533	3,591	3,587	3,283	2,075	2,360
Number of patient starts(5)	1,667	1,520	1,659	1,583	1,428	1,473	1,218	1,326
Number of treatments performed(5)	61,416	54,525	58,219	52,126	54,408	51,033	42,581	47,970
Average revenue per treatment(5)	$229	$241	$235	$217	$182	$235	$230	$238

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services during the applicable period.
(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents clinician partners that are involved in the provision of TMS therapy services from our TMS Centers.
(5)	Figures calculated for the applicable period ended.
B.	Liquidity and Capital Resources

Overview

Since inception, we have financed our operations primarily from equity offerings and revenue generated from our TMS Centers. Our primary uses of capital are to finance operations, finance new TMS Center development costs, increase non-cash working capital and fund investments in our centralized business infrastructure. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to provide services to our customers and provide returns to our shareholders. We have also used capital to finance acquisitions and may continue to do so in the future. See “—Key Highlights and Recent Developments” above. Cash is held primarily in U.S. dollars.

As part of our annual budgeting process, we evaluate our estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this budget, historic cash flow analysis and considering our anticipated cash flows from regional operations and our holdings of cash, as of March 31, 2022, we believe that we have sufficient capital to meet our future operating expenses, capital expenditures and future debt service requirements for approximately the next 6 to 9 months. See Item 3.D, “Risk Factors—Risks Related to Our Business—We have incurred losses in the past and may be unable to achieve or sustain profitability in the future and may not be able to secure additional financing to fund losses if we fail to achieve or maintain profitability” above. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by the velocity of our regional development strategy and general economic, financial and other factors, including factors beyond our control such as the COVID-19 pandemic. See Item 5.A, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Performance” above.

On June 14, 2021, we completed the 2021 Private Placement for aggregate gross proceeds of $23.5 million. We used the net proceeds from the 2021 Private Placement to fund operating activities and for working capital and general corporate purposes. On September 27, 2021, we completed the 2021 Public Equity Offering for aggregate gross proceeds of $13.2 million. We used the net proceeds from the 2021 Public Equity Offering to satisfy the purchase price in respect of the Achieve TMS East/Central Acquisition and are using the balance of the net proceeds for working capital and general corporate purposes. See “—Key Highlights and Recent Developments—Company Capitalization” above.

Analysis of Cash Flows

The following table presents our cash flows for each of the periods presented:

(US$)	Fiscal 2021	Fiscal 2020	Fiscal 2019
Net cash used in operating activities	(16,339,266)	(7,948,248)	(8,553,577)
Net cash generated from financing activities	24,420,025	19,010,795	15,090,499
Net cash used / generated from in investing activities	(15,137,822)	20,990	(9,245,317)
Increase (decrease) in cash	(7,057,063)	11,083,537	(2,708,395)

Fiscal 2021 vs Fiscal 2020

Cash Flows used in Operating Activities

For Fiscal 2021, cash flows used in operating activities (which includes the full cost of developing new TMS Centers) totaled $16.3 million, as compared to $7.9 million in Fiscal 2020. The increase in cash flows used in operating activities is primarily attributable to increased losses (excluding the Earn-Out consideration with respect to the Achieve TMS West Acquisition in Fiscal 2020 (see “Comparison of Results for the Year Ended December 31, 2021 to the Year Ended December 31, 2020—Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook” above)). Of the net cash used in operating activities during Fiscal 2021, $6.2 million was used in Q1 2021, $3.2 million in Q2 2021, $2.4 million in Q3 2021 and $4.5 million in Q4 2021.

Cash Flows generated from Financing Activities

For Fiscal 2021, cash flows generated from financing activities amounted to $24.4 million as compared to $19.0 million in Fiscal 2020. This change is largely driven by the difference in the net proceeds received by the Company in connection with the 2021 Private Placement in Q2 2021 and the 2021 Public Equity Offering in Q3 2021 as compared to the net proceeds received by the Company in connection with its financing activities in Fiscal 2020. This was partially offset by $10.0 million in payments relating to lease liabilities and interest on indebtedness in Fiscal 2021 as compared to $7.4 million in Fiscal 2020 (see Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” below).

Cash Flows used in Investing Activities

For Fiscal 2021, cash flows used in investing activities totaled $15.1 million as compared to cash flows generated of $0.02 million in Fiscal 2020, which primarily relates to the release of the deferred consideration held in an escrow account upon satisfying all escrow conditions and the Earn-Out consideration in relation to the Achieve TMS West Acquisition. See “Components of our Results of our Operations and Trends Affecting our Business—Earn-Out Consideration” above.

Fiscal 2020 vs Fiscal 2019

Cash Flows used in Operating Activities

For Fiscal 2020, cash flows used in operating activities (which includes the full cost of developing new TMS Centers) totaled $7.9 million, as compared to $8.6 million in Fiscal 2019. The decrease in cash flows used in operating activities is primarily attributable to the cost containment measures implemented as a result of the COVID-19 pandemic. See “—Factors Affecting the Comparability of Our Results—COVID-19” above.

Cash Flows generated from Financing Activities

For Fiscal 2020, cash flows generated from financing activities amounted to $19.0 million as compared to $15.1 million in Fiscal 2019. This change is largely driven by the difference in net proceeds we received in connection with the 2020 Equity Offering in the second quarter of Fiscal 2020, the PPP Loan and the Credit Facility compared to the net proceeds received by the Company in connection with the 2019 Equity Offerings. This was partially offset by $7.4 million in payments relating to lease liabilities in Fiscal 2020 compared to $5.3 million in Fiscal 2019.

Cash Flows used in Investing Activities

For Fiscal 2020, cash flows generated from investing activities totaled $0.02 million as compared to cash flows used of $9.2 million in Fiscal 2019, which primarily related to the Achieve TMS West Acquisition which occurred in the third quarter of Fiscal 2019.

Use of Proceeds

The Company has used the proceeds obtained as part of the 2021 Public Equity Offering and the 2021 Private Placement as follows:

2021 Public Equity Offering

	Estimated	Actual
Anticipated Use of Proceeds	Allocation	Allocation
Achieve TMS East/Central Acquisition	$8.0 million	$7.9 million
Fund operating activities and other working capital and general corporate purposes(1)	$5.2 million	$5.3 million
Total Gross Proceeds	$13.2 million	$13.2 million

Note:

(1)	This includes underwriting commissions and offering expenses incurred as part of the 2021 Public Equity Offering.

2021 Private Placement

	Estimated	Actual
Anticipated Use of Proceeds	Allocation	Allocation
Fund operating activities and other working capital and general corporate purposes(1)	$23.5 million	$23.5 million
Total Gross Proceeds	$23.5 million	$23.5 million

Note:

(1)	This includes offering expenses incurred as part of the 2021 Public Placement.

Indebtedness

Credit Agreement

On December 31, 2020, we entered into the Credit Agreement in respect of a $30 million Credit Facility with the Lender. The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones relating to the achievement of certain tiered EBITDA and revenue targets; debt-to-EBITDA ratio and debt-to-enterprise value ratio targets; and minimum unrestricted cash and daily average unrestricted cash requirements. As of the date hereof, we do not currently meet these financial milestones and we are, therefore, unable to draw down on any of the delayed-draw term loan tranches under the Credit Facility at this time. All amounts borrowed under the Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Credit Facility has a five-year term and amortizes over the life of the Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. We have granted general security over all of our assets in connection with the performance and prompt payment of all obligations of the Credit Facility.

The terms of the Credit Agreement require us to satisfy various affirmative and negative covenants and to meet certain financial tests, including consolidated minimum revenue and minimum qualified cash, each of which became effective on March 31, 2021. These covenants limit, among other things, our ability to incur additional indebtedness outside of what is permitted under the Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. As at December 31, 2021, we were in compliance with such covenants. The Credit Agreement includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control.

As consideration for providing the Credit Facility, we issued 51,307 Lender Warrants, each exercisable for one Common Share at an exercise price of C$11.20 per Common Share, to the Lender. To date, none of the Lender Warrants have been exercised. The Lender Warrants will expire on December 31, 2025.

On March 30, 2021, we and TMS US received a waiver from the Lender with respect to their obligation under the Credit Agreement to deliver annual audited financial statements with respect to Fiscal 2020 that do not contain any “going concern” or similar qualification or exception. As consideration for the waiver granted by the Lender, we, TMS US and each of the other parties to the Credit Agreement covenanted that we would complete an equity and/or subordinated debt offering for proceeds of at least $12 million, which was satisfied through the completion of the 2021 Private Placement on June 14, 2021. In addition, the Credit Agreement was amended on October 29, 2021 in order to permit the earn-out consideration payable in connection with the Achieve TMS East/Central Acquisition.

On March 30, 2022, we and TMS US received a waiver from the Lender with respect to their obligation under the Credit Agreement to deliver annual audited financial statements with respect to Fiscal 2021 that do not contain any “going concern” or similar qualification or exception. As consideration for the waiver granted by the Lender, we, TMS US and each of the other parties to the Credit Agreement covenanted that we would complete an equity and/or subordinated debt offering for proceeds of at least $12 million by June 30, 2022.

Other Indebtedness

During the year ended December 31, 2018, we assumed loans from four separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. The TMS Device loans were assumed as part of partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain TMS Center subsidiaries. These TMS Device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or have matured, as applicable, during the years ended or ending December 31, 2019 to December 31, 2023, as the case may be. There are no covenants associated with these loans. The loans related to one of the banking institutions were repaid during Fiscal 2019.

During Fiscal 2019, we assumed loans from two separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. These TMS Device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These TMS Device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and mature during Fiscal 2021. There are no covenants associated with these loans. During Fiscal 2020, we were released from its obligations pertaining to one of the TMS Device loans assumed during Fiscal 2019 in the amount of $45,680 as a result of the disposal of the related TMS Device.

During Fiscal 2021, we repaid TMS Device loans totaling $0.1 million (Fiscal 2020: $0.1 million; Fiscal 2019: $0.1 million).

On April 21, 2020, we entered into the PPP Loan. On July 29, 2021, as authorized by Section 1106 of the CARES Act, the U.S. Small Business Administration forgave the PPP Loan amount of $3.1 million as well as all accrued and unpaid interest thereon. See “—Key Highlights and Recent Developments—Company Capitalization” above.

Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2021:

		Less than 1			More than 5
(unaudited)	Total	year	1 – 3 years	3 – 5 years	years
Loans Payable(1)	20,871,995	1,731,378	3,361,976	15,778,641	—
Rental Leases(2)	25,051,098	4,498,315	7,454,153	6,020,820	7,077,810
Device Leases(3)	15,752,257	4,055,218	5,613,218	2,971,439	3,112,382
Total	61,675,350	10,284,911	16,429,347	24,770,900	10,190,192

Notes:

(1)	Loans payable relate to undiscounted cash flows for loans, including the Credit Facility and TMS Device loans as at December 31, 2021, inclusive of principal and interest. We expect to satisfy these obligations with cash from operations.
(2)	Rental leases relate to the undiscounted cash flows of all future payments for all rental agreements. We expect to satisfy these obligations with cash from operations.
(3)	Device leases relate to the undiscounted cash flows of all future payments for all device agreements. We expect to satisfy these obligations with cash from operations.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet financing transactions.

Related Party Transactions

License Agreement with Greybrook Capital Inc.

We entered into a license agreement with Greybrook Capital Inc., an affiliate of Greybrook Health, for the provision of office space for our head office in Toronto, Ontario, effective as of February 1, 2021. Under the agreement, we are required to pay approximately C$10,000 per month. The initial term of the license expired on December 31, 2021. As at December 31, 2021, nil was included in accounts payable and accrued liabilities related to payables for Greybrook Capital Inc.

Investor Rights Agreement; Registration Rights Agreement

On June 14, 2021, we completed the 2021 Private Placement in reliance upon Rule 506(c) under the U.S. Securities Act. Pursuant to the 2021 Private Placement, an aggregate of 2,353,347 Common Shares were issued at a price of $10.00 per Common Share, for aggregate gross proceeds to the Company of approximately $23.5 million. The Company used the net proceeds from the 2021 Private Placement to fund operating activities and for working capital and general corporate purposes.

In connection with the 2021 Private Placement, significant shareholders MSS, Greybrook Health and 1315 Capital each entered into the Investor Rights Agreement, dated as of June 14, 2021, with the Company (the “Investor Rights Agreement”), whereby each of the Investors received the right to appoint a nominee to the Board as well as rights to participate in future equity issuances by the Company to maintain such investors’ pro rata ownership interest in the Company for so long as the applicable Investor (together with its affiliates) owns, controls or directs, directly or indirectly, at least 5% of the outstanding Common Shares (on a partially-diluted basis). In addition, each of the subscribers in the 2021 Private Placement received customary resale, demand and “piggy-back” registration rights pursuant to a Resale Registration Rights Agreement, dated as of June 14, 2021, entered into between the Company and the other purchasers party thereto (the “Registration Rights Agreement”).

The Investor Rights Agreement and Registration Rights Agreement superseded all agreements with respect to the subject matter made prior including, but not limited to, the Investor Rights Agreement dated May 17, 2019 between the Company and 1315 Capital.

Risks and Uncertainties

We are exposed to a variety of financial risks in the normal course of our business, including currency, interest rate, credit, and liquidity risks. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Risk management is carried out under practices approved by the Board. This includes identifying, evaluating and hedging financial risks based on requirements of our organization. Our Board provides guidance for overall risk management, covering many areas of risk including interest rate risk, credit risk, liquidity risk and currency risk.

Credit Risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. We are exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Our exposure to credit risk is mitigated in large part by the fact that the majority of our accounts receivable balances are receivable from large, creditworthy medical insurance companies and government-backed health plans.

Based on the Company’s industry, none of the accounts receivable is considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

Liquidity Risk

Liquidity risk is the risk that we may encounter difficulty in raising funds to meet our financial commitments or can only do so at an excessive cost. We aim to ensure there is sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and our ability to raise capital from existing or new investors and/or lenders. We have historically been able to obtain financing from supportive shareholders and other sources when required; however, we can provide no assurance that such shareholders will continue to provide similar financing in the future.

Currency Risk

Currency risk is the risk to our earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. We have minimal exposure to currency risk as substantially all of our revenue, expenses, assets and liabilities are denominated in U.S. dollars. We pay certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments they do not expose us to significant currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to changes in interest rates on our cash and long-term debt. The Credit Facility bears interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%.

For additional information, see Note 19 of our audited consolidated financial statements as of December 31, 2021 and December 31, 2020 and for the three years ended December 31, 2021 for a qualitative and quantitative discussion of our exposure to these market risks.

For a detailed description of risk factors associated with the Company, refer see Item 3.D, “Key Information—Risk Factors” of the Annual Report.

Disclosure Controls & Procedures and Internal Control Over Financial Reporting

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2021. Based on this evaluation, the CEO and the CFO concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There has been no change in the Company’s disclosure controls and procedures that occurred during the three and twelve months ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures other than the remediation of the material weakness in internal controls over financial reporting, which is further described below.

Management’s Annual Report on Internal Controls Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that, due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, and due to the remediation of the material weakness in the Company’s internal controls over financial reporting (as described below) that was completed during Fiscal 2021, the CEO and CFO has concluded that the Company’s internal controls over financial reporting was effective as of December 31, 2021.

Material Changes in Internal Controls Over Financial Reporting

In connection with the audit of our annual consolidated financial statements for Fiscal 2020 that were prepared in accordance with IFRS, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), our management identified material weaknesses in our internal control over financial reporting. The Company discovered that, as an “emerging growth company” (as defined in Rule 12b-2 under the U.S. Exchange Act), it did not have the formalized internal control environment necessary to satisfy the accounting and financial reporting requirements, including a lack of documentation of its existing internal control environment. The control breakdown that gave rise to the material audit adjustment to revenue for the estimate for variable consideration identified by the external auditors was inadequate review and scrutiny of judgement involved in the application of IFRS 15, Revenue from Contracts with Customers to changes to variable consideration estimates at December 31, 2020. The material weaknesses that our management identified related to the following:

•

the Company did not have an effective risk assessment process that successfully identified and assessed risks of misstatement to ensure controls were designed and implemented to respond to those risks;

•	the Company did not have an effective monitoring process to assess the consistent operation of internal control over financial reporting and to remediate known control deficiencies; and
•	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These control deficiencies were pervasive in impact and resulted in certain material misstatements to the Company’s financial statements identified through the audit, and which were corrected by management. Identified errors resulted in certain adjustments to the amounts or disclosures included revenue, share-based compensation, contributed surplus, cash, accounts receivable, accounts payable and accrued liabilities, loans payable, lender warrants, and professional and legal fees. These errors were corrected prior to the release of the annual consolidated financial statements for the fiscal year ended December 31, 2020.

Remediation for Material Weakness in Internal Controls Over Financial Reporting

In light of the aforementioned material weakness, the Company developed, undertook and completed a comprehensive remediation plan during Fiscal 2021 that included the following specific remedial actions to improve the Company’s internal controls over financial reporting:

•	implemented a system to manage our internal control over financial reporting processes and procedures;
•	hired additional accounting and finance resources and personnel with expertise in internal control over financial reporting;
•

implemented processes and controls to better identify and manage the consistent operation of internal control over financial reporting and remediate known control deficiencies, including maintaining appropriate segregation of duties;

•	implemented journal entry approval workflow; and
•

retained an international accounting firm to conduct a comprehensive assessment of our internal control over financial reporting processes and procedures and make recommendations for additional improvements to such processes and procedures.

As a result of this remediation, the operating effectiveness of the Company’s internal controls over financial reporting has been strengthened and management believes that there are no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the audited consolidated financial statements for the financial year ended December 31, 2021 fairly presents in all material respects the financial condition and results of operations of the Company in conformity with IFRS.

Attestation Report of the Registered Public Accounting Firm

The Company is an “emerging growth company” as defined in Rule 12b-2 under the U.S. Exchange Act, and accordingly is not required to provide an attestation report of the registered public accounting firm for the year ended December 31, 2021.

Changes in Internal Control Over Financial Reporting

Except as described above, there was no change in our internal control over financial reporting during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Information

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2021, there were 17,801,885 Common Shares and nil preferred shares issued and outstanding. In addition, there were 897,500 stock options and 51,307 Lender Warrants, each representing a right to acquire one Common Share, issued and outstanding. As of the date hereof, assuming exercise and exchange of all outstanding options and Lender Warrants, there are 18,750,692 equity securities of the Company issued and outstanding on a fully-diluted basis.

Additional Information

Additional information relating to the Company, including the Annual Report, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company’s Common Shares are listed for trading on the Nasdaq under the symbol “GBNH” and on the TSX under the symbol “GTMS”.

JOBS Act

As a company with less than US$1.07 billion in revenue during the last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion;
•	the last day of our fiscal year following the fifth anniversary of the completion of an initial public offering;
•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or
•

the date on which we are deemed to be a “large accelerated filer” under the U.S. Exchange Act, which would occur if the market value of our Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

As a result of our status as an emerging growth company, the information that we provide shareholders may be less comprehensive than what you might receive from other public companies that are not emerging growth companies. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

C.	Research and Development, Patents and Licenses, etc.

We conduct no research and development activities. Our TMS Centers are used from time to time by our third-party collaborators as sites for clinical trials conducted by them.

D.	Trend Information

See Item 5.A “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results”.

E.	Critical Accounting Estimates

Our audited consolidated financial statements have been prepared in accordance with IFRS. The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our audited consolidated financial statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

The following are the key judgments and sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in our audited consolidated financial statements.

Revenue Recognition:

Due to the nature of the industry and complexity of our revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, we use significant judgement and considers various factors including, but not limited to, the following:

•

commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;
•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;
•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;
•

probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

We update the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

The above factors are not related to the creditworthiness of the large medical insurance companies and government-backed health plans encompassing the significant majority of our payors. The payors (large insurers and government agencies) have the ability and intent to pay, but price lists for our services are subject to the discretion of payors. As a result, the adjustment to reduce the transaction price and constrain the variable consideration is a price concession and not indicative of credit risk on the payors (i.e. not a bad debt expense).

Business Combinations:

We account for business combinations using the acquisition accounting method. The total purchase price is allocated to the assets acquired and liabilities assumed based on fair values as at the date of acquisition. Goodwill as at the date of acquisition is measured as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquired company over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. Any non-controlling interest in the acquired company are measured at the non-controlling interests’ proportionate share of the identifiable assets and liabilities of the acquired business.

Best estimates and assumptions are used in the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date. These estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. On conclusion of the measurement period or final determination of the values of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statement of net loss and comprehensive loss in the period in which the adjustments were determined.

Any deferred and contingent consideration is measured at fair value at the date of acquisition. During the measurement period, which may be up to one year from the business combination date and on conclusion of the measurement period, if an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and the settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration is recognized as part of the consolidated statement of net loss and comprehensive loss in the period in which the adjustments were determined.

Accounts Receivable:

We consider a default to be a change in circumstances that results in the payor no longer having the ability and intent to pay. In these circumstances, a write-off of the related accounts receivable balance to bad debt would be recognized.

In estimating the collectability of its accounts receivable, we consider macroeconomic factors in assessing accounts receivable. Such factors would need to be significant to affect the ability and intent of our payors given their size and stature. No such factors were identified as at December 31, 2021, or the comparative period, and therefore no bad debt was recognized.

COVID-19:

The uncertainties around the outbreak of COVID-19 required the use of judgements and estimates which resulted in no material impacts for Fiscal 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: goodwill and intangible assets impairment, leases, business combinations, provisions, litigations and claims.

We have experienced losses since inception and has negative cash flow from operating activities of $16.3 million for the Fiscal 2021 (Fiscal 2020 – negative cash flow of $7.9 million; Fiscal 2019 – negative cash flow of $8.6 million). The COVID-19 pandemic, including the related government-imposed social distancing, continues to have a negative impact on the Company’s cash flow used in operating activities. Although we anticipate that it will have positive cash flow from operating activities in the future, we anticipate that its overall cash flows may continue to be negatively impacted until the global economic impact of COVID-19 subsides. We expect it will require additional financing to fund its operating and investing activities and such additional financing is required in order for us to repay its short-term obligations. These conditions indicate the existence of a material uncertainty that may cast substantial doubt as to our ability to continue as a going concern. We also have strong supportive shareholders and a proven track record of successfully raising capital when required. The failure to raise such capital when required could result in the delay or indefinite postponement of current business objectives and additional financing may not be available on favorable terms or at all.

The audited consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for the audited consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the audited consolidated statements of financial position classification used.

Changes in Significant Accounting Policies

Other than as described herein, there are no recent accounting pronouncements that are applicable to the Company or that are expected to have a significant impact on the Company.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
1.	Directors

Set out below is information with respect to our directors. Our directors are elected by our shareholders at each annual general meeting.

Name	Age	Independent?	Board Committees
Brian P. Burke	66	Yes	Compensation Committee Governance and Nominating Committee
Colleen Campbell	64	Yes	Audit Committee
Sasha Cucuz(1)	44	No	None
Adrienne Graves, Ph.D.	68	Yes	Audit Committee Governance and Nominating Committee
Robert Higgins(2)	39	Yes	None
Bill Leonard	57	No	None
Adele C. Oliva(3)	56	Yes	Compensation Committee Governance and Nominating Committee
Frank Tworecke	75	Yes	Audit Committee Compensation Committee
Elias Vamvakas	63	No	None
(1)

Mr. Cucuz became a director as a result of our historical relationship with Greybrook Health. In addition, Mr. Cucuz is Greybrook Health’s board nominee pursuant to the Investor Rights Agreement. Mr. Cucuz is considered a non-independent director as a result of the fact that he serves on the board of directors of Greybrook Health, a significant shareholder of the Company, and is an employee of Greybrook Securities. (see Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Related Party Transactions” above)

(2)

Mr. Higgins was appointed as a director pursuant the board nomination rights set forth in the Investor Rights Agreement (see Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Related Party Transactions” above and Item 10.C “Material Contracts” below).

(3)	Ms. Oliva was appointed to the board in connection with the 2019 Equity Offerings. In addition, Ms. Oliva is 1315 Capital’s board nominee pursuant to the Investor Rights Agreement.

Brian P. Burke – Mr. Burke is currently the president of the Pittsburgh Penguins of the National Hockey League, a position he has held since February 2021. Prior to joining the Pittsburgh Penguins, Mr. Burke was a studio analyst at Rogers Sportsnet, a Canadian television sports network, from May 2018 to February 2021. Following graduation from Harvard Law School in 1981, Mr. Burke practiced corporate and securities law, with a focus on professional athletes and teams. Mr. Burke has been the president and/or general manager of several hockey organizations, including the Calgary Flames, Toronto Maple Leafs, Anaheim Ducks, Vancouver Canucks and the Hartford Whalers during the period from 1992 to 2018. Mr. Burke previously served as a member of the boards of directors of the Sports Lawyers Association, Canuck Place Children’s Hospice Foundation and Rugby Canada. Mr. Burke is also a member, and served on the selection committee of, the Hockey Hall of Fame. Mr. Burke received a Juris Doctor from Harvard Law School and a bachelor’s degree in history from Providence College.

Colleen Campbell – Ms. Campbell is currently the vice-chair of BMO Capital Markets, the investment and corporate banking arm of the Bank of Montreal (“BMO”), a position she has held since 2012. Ms. Campbell has over 38 years of experience in the investment banking industry serving in various roles since joining in 1997, including 15 years in debt capital markets and ultimately as global head of BMO’s debt capital markets group. Ms. Campbell is currently chair of BMO Capital Markets Real Estate Inc., chair of the Investment Committee for the Merchant Bank Real Estate Private Equity Fund, chair of the Investment Committee of the BMO Real Estate Fund and co-chair of the Investment Bank’s Diversity and Inclusion Steering Committee. Ms. Campbell holds an Honors Business Administration degree from Richard Ivey School of Business.

Sasha Cucuz – Mr. Cucuz is currently the chief executive officer of Greybrook Securities Inc. (“Greybrook Securities”), a Toronto-based corporate finance and investment banking firm, a position he has held since 2005. As the chief executive officer of Greybrook Securities, Mr. Cucuz is responsible for co-managing the firm’s operation and investment strategy. Together with his partners, Mr. Cucuz has played a significant role in growing Greybrook Securities’ real estate investment portfolio to include over 80 multi-family and residential development projects throughout North America, representing over $17 billion worth of estimated completion value. Under Mr. Cucuz’s leadership, the firm currently manages over $1.2 billion of equity on behalf of more than 6,800 high net worth individual and institutional clients located in over 30 countries. Mr. Cucuz also serves as the Co-chair of Greybrook Securities’ Investment and Project Advisory Committees where he is part of the team responsible for approving new acquisitions and overseeing existing limited partnerships. As the former chief executive officer of Greybrook Health, Mr. Cucuz has been involved in several key transactions throughout the Greybrook Health portfolio including the acquisition of MacuHealth, LLC and Bruder Healthcare Inc. and financings for portfolio companies including TearLab Inc. In addition to being a member of the Board of Greenbrook, Mr. Cucuz is also a Director of Neupath Health Inc., Canada’s largest provider of Chronic Pain services. Charitably, Mr. Cucuz serves on the boards of the Greybrook Foundation and the Blu Genes Foundation. Mr. Cucuz holds a bachelor of arts degree in economics from York University.

Adrienne Graves, Ph.D. – Dr. Graves is a neuroscientist by training and a global leader in the pharmaceutical and medical device industries. Dr. Graves held multiple positions at Santen Inc., the U.S. subsidiary of a 130-year-old Japanese pharmaceutical company, over a 15 year period, including as the president and chief executive officer from 2002 to 2010. In this role, Dr. Graves successfully established Santen Inc.’s strong global presence, brought multiple products through preclinical and clinical development to approval and commercialization, gained global clinical development and regulatory experience and led global teams through successful acquisitions and partnerships. Prior to joining Santen Inc., Dr. Graves spent 9 years at Alcon Laboratories, Inc., beginning in 1986 as a Senior Scientist, where she progressed through various roles including director of international ophthalmology. Dr. Graves currently serves as an independent director on the boards of IVERIC bio, Inc., where she was appointed Chairman of the board, as well as Nicox S.A., Oxurion NV, Qlaris Bio, Inc., TherOptix, Inc. and Surface Ophthalmics. Dr. Graves also serves on the boards of the following foundations: ASCRS (American Society for Cataract and Refractive Surgery), FFB (Foundation Fighting Blindness), GRF (Glaucoma Research Foundation), HCP (Himalayan Cataract Project), and Retina Global. Dr. Graves holds a bachelor of arts degree in psychology with honors from Brown University, a Ph.D. in psychobiology from the University of Michigan, and completed a postdoctoral fellowship in visual neuroscience at the University of Paris.

Robert Higgins – Mr. Higgins is currently the Managing Director, Investment Professional & General Counsel of MSS, a healthcare focused growth equity firm which he cofounded in 2020. Prior to co-founding MSS, Mr. Higgins was Vice President, Business Development & General Counsel of Arosa+LivHOME, a Bain Capital Double Impact Portfolio Company, and a premier national provider of integrated care management and caregiving services, a position he held from 2018 to 2020. Prior to his time with Arosa+LivHOME, Mr. Higgins held a variety of both investment and legal roles, including as the co-founder of a private investment and consulting firm, Swift Equity Partners (from 2017 to 2018), as an investment adviser in the Investment Management Division of Goldman Sachs (from 2013 to 2016) and as a corporate attorney at Sidley Austin LLP (from 2009 to 2013). Mr. Higgins holds a bachelor’s degree in history from Duke University and a master’s degree in the history of international relations from the London School of Economics. He earned his J.D., cum laude, from Washington University in St. Louis School of Law and is a member of the New York State Bar.

Bill Leonard – Mr. Leonard is currently the President and Chief Executive Officer of the Company and its predecessor, TMS NeuroHealth Centers Inc., a position he has held since 2011. For more than 20 years, Mr. Leonard has provided operational and strategic leadership in the development of medical devices, pharmaceuticals and healthcare services. Mr. Leonard previously served as president of Leonard Consulting LLC from 2008 to 2011, and president of the Bio-Pharmaceutical Division of Euclid Vision Corporation from November 2007 to December 2010 where he developed FDA strategy for an ophthalmic drop that was successfully approved to undergo clinical trials. Mr. Leonard also served as president of the Refractive Surgery Division of TLC Vision Corporation (“TLC”) from July 2004 to March 2007, where he piloted a comprehensive business strategy and leadership generating over $200 million in revenue with 900 employees and a client base of 13,000 eye care professionals. Mr. Leonard holds a business administration degree from Towson University.

Adele C. Oliva – Ms. Oliva is currently the Founding Partner of 1315 Capital, a Philadelphia-based firm that manages over $500 million and provides expansion and growth capital to commercial-stage medical technology, healthcare service, and specialty therapeutic companies, a position she has held since 2014. She was recruited to Quaker Partners in 2007 to expand their growth stage investing practice. Ms. Oliva has been a healthcare investor for over 20 years and focuses on commercial stage medical technology, healthcare service, and specialty therapeutic investments. Ms. Oliva co-founded 1315 Capital in 2014 to establish a firm focused on healthcare growth investing and the firm has since raised two funds. Prior to 1315 Capital and Quaker Partners, Ms. Oliva was Co-Head of US Healthcare at Apax Partners, where she started in 1997. Ms. Oliva was also in business development and marketing at Baxter International. Ms. Oliva received a bachelor of science degree from St. Joseph’s University and a master of business administration degree from Cornell University.

Frank Tworecke – Mr. Tworecke has more than 35 years of experience in leading major retail and apparel companies. Prior to his retirement in December 2012, Mr. Tworecke acted as group president of Sportswear of Warnaco Group Inc. from 2004 to 2012 where he served as the head of the Calvin Klein jeans brand worldwide and Chaps® units. Prior to this role, Mr. Tworecke served as the president of Cignal Division at Merry-Go-Round Enterprises, Inc., president and chief executive officer of Bon-Ton Stores Inc. and chief operating officer of Jos. A. Bank Clothiers. Mr. Tworecke also served on the boards of directors of Cherokee Inc., Hampshire Group Limited, Grafton-Fraser Inc. and Sinai Hospital of Baltimore. Mr. Tworecke holds a bachelor of science degree from Cornell University and a master of business administration degree from Syracuse University. Mr. Tworecke was also a member of the Business Advisory Council of the Department of Applied Economics and Management at Cornell University.

Elias Vamvakas – Mr. Vamvakas is the Chairman of the Board, a position he has held since February 2018. Mr. Vamvakas is currently the founder, chairman and chief executive officer of Greybrook Capital Inc., a private equity firm focused on healthcare and real estate, a position he has held since 2007, and the Chairman of The Caldwell Partners International Inc., a position he has held since July 2019. Mr. Vamvakas was previously the chairman of TearLab Corporation, a position he held until July 2020. Prior to founding Greybrook Capital, Mr. Vamvakas co-founded TLC where he served as president and chief executive officer from 1994 to 2004. During this period, Mr. Vamvakas built TLC into the largest eye care service provider organization in North America with revenues of more than $300 million as TLC opened or acquired more than 100 laser eye clinics, over 200 mobile laser sites, more than 250 mobile cataract stations and several ambulatory surgery centres. Through TLC’s subsidiary, Vision Source Inc., TLC also developed the largest independent optometric franchise with more than 2,000 locations. Mr. Vamvakas holds a bachelor of science degree from the University of Toronto.

2.	Senior Management

Set out below is information with respect to our senior management. Our officers serve for an indefinite term, subject to the terms of their employment agreements (if any).

Name	Age	Position	Date Appointed
Bill Leonard	57	President and Chief Executive Officer	November 2011
Erns Loubser	37	Chief Financial Officer and Treasurer	February 2018
Geoffrey Grammer	51	Chief Medical Officer	July 2017
Euphia Hsu Smith	50	Chief Marketing Officer	May 2019
Diana Shi	37	Senior Vice President of Operations	February 2021

Senior Management Biographies

Bill Leonard – President and Chief Executive Officer – see “—Directors” above.

Erns Loubser – Chief Financial Officer and Treasurer – Mr. Loubser is the Chief Financial Officer and Treasurer of the Company, a position to which he was appointed in February 2018. Mr. Loubser joined TMS US as vice president of finance in 2015, where he managed the Company’s finance function and provided strategic financial leadership for expansion and funding initiatives. Prior to joining TMS US, Mr. Loubser worked for Deloitte LLP’s Financial Services Group from 2008 to 2011 where he led assurance and financial advisory teams. He later joined the South African Merchant Banking Group, now Stellar Capital Partners, where he ultimately served as associate director of investment banking and chief financial officer of certain portfolio companies from 2011 to 2014. Most recently, Mr. Loubser was part of British Telecom’s management consulting team in the United Kingdom from 2014 to 2015. Mr. Loubser holds a bachelor of commerce degree with a post-graduate specialization in accounting and finance from the University of Cape Town in South Africa. He is a CFA charter holder, a chartered accountant and a Chartered Professional Accountant (CPA, Ontario, Canada).

Geoffrey Grammer – Chief Medical Officer – Col. (U.S. Army, Ret.) Geoffrey Grammer, M.D., serves as Chief Medical Officer of Greenbrook, where he sets and implements clinical policies, protocols, and training for all of our TMS Centers. A highly-decorated military physician who holds both a Bronze Star and the Legion of Merit Award, Dr. Grammer served in a broad range of clinical and organizational leadership positions in the Army, including two deployments to Iraq, first as Medical Director for the 785th Combat Stress Control Company and later as a psychiatrist at the Combat Support Hospital at Contingency Operating Base Speicher. He also deployed to Afghanistan as a psychiatrist at the Combat Support Hospital in Bagram. In addition to those deployments, Dr. Grammer served as Chief of Inpatient Psychiatric Services at Walter Reed National Military Medical Center, where he launched one of the nation’s first TMS therapy programs. A globally-respected researcher and thought leader, Dr. Grammer also served as Department Chief of Research at the National Intrepid Center of Excellence, a Department of Defense organization specializing in treatment-resistant psychological health and traumatic brain injury conditions in active duty service members, and later as National Director for the Defense and Veterans Brain Injury Center. He is published in numerous peer-reviewed journals and has authored several book chapters. Dr. Grammer graduated from Virginia Polytechnic Institute with a Bachelor of Science degree in Biology and earned his Doctor of Medicine from the Uniformed Services University in Bethesda, Maryland. He holds board certifications in Psychiatry and Geriatric Psychiatry.

Euphia Hsu Smith – Chief Marketing Officer – Ms. Hsu Smith is currently the Chief Marketing Officer of the Company, a position she has held since May 2019. From 2017 to 2019, Ms. Hsu Smith served as the Chief Marketing Officer of the American Telemedicine Association, Principal of South Point Advisors, and Managing Director of Knowledge to Practice (K2P). Prior to 2017, Ms. Hsu Smith was a Senior Director of The Advisory Board Company from 2010 to 2017. Ms. Hsu Smith holds a bachelor of arts degree from Mount Holyoke College and a master of public health degree from Yale University.

Diana Shi – Senior Vice President of Operations – Ms. Shi is currently Senior Vice President of Operations of the Company, a position she has held since February 2021. From 2019 to 2021, Ms. Shi served as Vice President of Operations for Solis Mammography, an independent provider of breast health and diagnostic services, where she was responsible for operations and growth of the company’s Philadelphia, Chicago, and Columbus markets. Prior to 2018, Ms. Shi was Vice President for Surgical Care Affiliates, a division of United Healthcare Group, a position she held from 2013 to 2019. Ms. Shi also previously worked at Citi Investment Banking Division advising various companies on strategic M&A opportunities and fundraising; and an investment professional at Quaker Partners, leading and managing early and late stage public and private venture capital investments in biopharma, specialty pharma, and medical technology companies. Ms. Shi holds a Bachelor of Science degree from Babson College.

The business address of each of our directors and members of our senior management is c/o Greenbrook TMS Inc. 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4.

B.	Compensation
1.	Executive Compensation

Overview

We operate in a highly competitive and evolving market. To succeed in this market and achieve our strategic business and financial objectives, we need to attract, retain and motivate a highly talented executive team. Our executive compensation program is designed to achieve the following objectives:

●	provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;
●	motivate our executive team to achieve our strategic business and financial objectives;
●	align the interests of our executive officers with those of our shareholders; and
●	provide incentives that encourage appropriate levels of risk-taking by our executive team.

We offer our executive officers cash compensation in the form of base salary and a discretionary annual bonus, and occasionally equity-based compensation in the form of stock option (“Options”), restricted share units (“RSUs”) and performance share units (“PSUs” and, collectively with the RSUs, “Share-Based Awards” and, collectively with Options, “Awards”) under the Equity Incentive Plan (as defined below). We believe that executives who have significant equity investment in the Company, whether in the form of Common Shares or equity-based compensation awards, will be motivated to achieve our strategic business and financial objectives, and it also aligns their interests with the long-term interests of our shareholders.

While we have determined that our current executive officer compensation program is effective at attracting and maintaining executive officer talent, we evaluate our compensation philosophy and compensation program on an ongoing basis and plan to continue to review the compensation of our executive team on an annual basis to ensure that we are providing competitive compensation opportunities for our executive team and that the interests of our executives are in line with the long-term interests of our shareholders. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant.

For purposes of our executive compensation disclosures in this Annual Report, with the exception of Geoffrey Grammer, our Chief Medical Officer, each member of our senior management listed in Item 6.A.2, “Senior Management” is a “named executive officer” (within the meaning of Canadian securities laws), together with Edwin Cordell, who acted as our Interim Chief Financial Officer for a portion of 2021, and Roberto Drassinower, who was our Chief Operating Officer during 2021 and resigned on January 10, 2022 (collectively, our “NEOs” and each, an “NEO”).

Compensation-Setting Process

Prior to April 22, 2021, the Board had established two committees: the Audit Committee (the “Audit Committee”) and the Governance, Compensation and Nominating Committee (the “GNC Committee”). On April 22, 2021, the Board determined that it was in the best interests of the Company to split the responsibilities of the GCN Committee into a separate and distinct Governance and Nominating Committee (the “GN Committee”) and a separate and distinct Compensation Committee (the “Compensation Committee”). Accordingly, our Board has now established three committees: the Audit Committee, the GN Committee and the Compensation Committee. All members of the Audit Committee, the GN Committee and the Compensation Committee are persons determined by our Board to be independent directors.

The Compensation Committee is responsible for assisting our Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning and compensation policies, processes and practices. The Compensation Committee is also responsible for ensuring that our compensation policies and practices provide an appropriate balance of risk and reward consistent with our risk profile.

Our Board has adopted a written charter for the Compensation Committee setting out its responsibilities for administering our compensation programs and reviewing and making recommendations to our Board concerning the level and nature of the compensation payable to our directors and executive officers. The Compensation Committee’s oversight includes reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers, personnel who report directly to our President and Chief Executive Officer and various other key employees is fair, reasonable and consistent with the objectives and philosophy of our compensation program. See also Item 6.C, “Board Practices—Compensation Committee”.

Our President and Chief Executive Officer makes recommendations to the Compensation Committee each year with respect to the compensation for the other NEOs.

The Compensation Committee generally meets annually to review the compensation program and make recommendations for any changes to the Board, as appropriate. As part of this annual review, the Compensation Committee may engage an independent compensation consultant to evaluate the Company’s executive compensation program against market practice.

Risk and Executive Compensation

In reviewing our compensation policies and practices each year, the Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of the Company. The Compensation Committee also seeks to ensure the Company’s compensation practices do not encourage excessive risk-taking behavior by the executive team.

Trading Restrictions

All of our executive officers (including the NEOs), directors and employees are subject to our insider trading policy, which prohibits trading in our securities while in possession of material undisclosed information about the Company. Under this policy, such individuals are also prohibited from entering into certain types of hedging transactions involving the securities of the Company, such as short sales, puts and calls. Furthermore, we permit our executive officers, including the NEOs, to trade in the Company’s securities, including the exercise of Awards, only during prescribed trading windows.

Clawback Policy

We have a clawback policy which applies to annual bonus payments and other incentive compensation provided to current and former executive officers, including the NEOs.

The Board has defined a number of reasons for which it may pursue a clawback of an executive officer’s annual bonuses and other incentive awards. Under our clawback policy, a clawback may be triggered if an executive officer:

●	engages in misconduct that results in the need to restate our financial statements, where the individual received an award calculated on the achievement of those financial statements and the award received would have been lower had the financial statements been properly reported;
●	commits a material breach of our Code of Conduct;
●	engages in gross negligence, fraud, theft, dishonesty or willful misconduct; or
●	is convicted of or pleads guilty or nolo contendere to a criminal offence or a statutory offence involving moral turpitude.

The clawback policy provides that the Board may require an executive officer to repay all or a portion of the annual bonus payments and other incentive compensation received over a specified period preceding the triggering event, among other remedies available to the Board. The GN Committee will continue to keep this policy under review as part of its regular risk review.

Components of Compensation

The compensation of our executive officers includes two major elements: (i) base salary, and (ii) a discretionary annual bonus. Additionally, from time to time, the Board has granted awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These awards are in the form of Options, RSUs and/or PSUs under the Equity Incentive Plan, which assist the Company in retaining key employees who have the potential to add value to the Company over the longer term. Perquisites and benefits are not a significant element of compensation of our executive officers.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis taking into account the scope of the executive officer’s responsibilities and their prior experience. Base salaries are reviewed annually by the Board and may be increased based on the executive officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. In addition, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.

Discretionary Annual Bonuses

The Board believes that its ability to exercise discretion and judgment is critical to ensuring that annual bonuses reflect the assessment of risk in the decisions and actions taken by our executive team and consider unexpected circumstances or events that have occurred during the year. In determining annual bonus amounts, the Board reviews each NEO’s performance over the year, including how their decisions and actions align with the Company’s long-term strategy and how they considered the risks associated with such decisions, along with the Company’s performance over the year. The discretionary annual bonus, if any, typically represents less than 50% of an NEO’s total compensation. No NEOs have a contractual right to a bonus, except Ms. Shi in respect of Fiscal 2021 as further described in the Summary Compensation Table below. The annual bonuses for each NEO in Fiscal 2021 have not yet been determined.

Long-Term Incentive Plans

Amended and Restated Omnibus Equity Incentive Plan

In 2018, we established the stock option plan of the Company, which was amended and restated by our Board on May 24, 2019 (and approved by our shareholders on June 28, 2019) (as amended and restated, the “Stock Option Plan”).

In 2021, the Stock Option Plan was further amended and restated by our Board on May 6, 2021 (and approved by our shareholders on June 14, 2021) and is now referred to as the Amended and Restated Omnibus Equity Incentive Plan (the “Equity Incentive Plan”). The amendments were made by our Board to (a) permit the grant of Shared-Based Awards under the Equity Incentive Plan, (b) set limitations on employee post-employment entitlements that might arise pursuant to statute or the common law, (c) update the non-employee director participation limits to account for RSUs and PSUs, (d) update the amendment provisions that do not require shareholder approval to account for RSUs and PSUs, (e) update the amendment provisions that do require shareholder approval to account for RSUs and PSUs and to meet the requirements of the TSX, (f) include a clawback provision, (g) qualify for favorable treatment under applicable tax laws, and (h) make other changes of a housekeeping nature. The Equity Incentive Plan, as amended and restated on May 6, 2021, applies to all Awards granted on or after May 6, 2021. No additional changes were made to the Equity Incentive Plan in Fiscal 2021.

The Equity Incentive Plan provides eligible participants with compensation opportunities that enhance our ability to attract and retain our executive officers, other key employees, directors and consultants and ensure that their interests are aligned with the success of the Company and its affiliates. The material features of the Equity Incentive Plan are summarized below.

Administration and Eligibility

The Equity Incentive Plan is administered by our Board, provided that the Board may, in its discretion, delegate its administrative powers under the Equity Incentive Plan to the Compensation Committee. Pursuant to the terms of the Equity Incentive Plan, the Board is empowered to (a) interpret and administer the plan from time to time, (b) adopt, amend and rescind rules and regulations for carrying out the Equity Incentive Plan, (c) grant Awards, (d) determine the exercise price, performance period, performance vesting conditions, vesting schedule, term, limitations, restrictions and conditions applicable to Awards, (e) waive or amend the performance vesting conditions, any other vesting conditions or vesting schedule, and (f) make any other determinations that the Board deems necessary or desirable for the administration of the Equity Incentive Plan.

Employees, directors and consultants of the Company and its affiliates are eligible to participate in the Equity Incentive Plan; however, directors are not entitled to receive grants of PSUs.

Common Shares Subject to the Equity Incentive Plan and Participation Limits

The maximum number of Common Shares that are available for issuance under the Equity Incentive Plan (including upon the exercise of the replacement options that were granted by the Company in exchange for options granted under our predecessor’s amended and restated stock option plan) is 10% of the issued and outstanding Common Shares from time to time; provided that, the maximum number of Common Shares that may be issued pursuant to RSUs and PSUs shall not exceed 5% of the number of issued and outstanding Common Shares from time to time. Common Shares underlying Options and replacement options that have been exercised or that have expired or terminated for any reason and Common Shares underlying Share-Based Awards that have been settled or disposed of or that have expired or been terminated for any reason will become available for subsequent issuance under the Equity Incentive Plan. As a result, the Equity Incentive Plan is considered an evergreen plan pursuant to the rules of the TSX. The TSX requires that the approval of all unallocated Awards under the Equity Incentive Plan be sought by the Company every three years from a majority of the votes cast by shareholders. The Equity Incentive Plan was most recently approved by shareholders on June 14, 2021.

As at December 31, 2021, 936,147 Awards have been granted under the Equity Incentive Plan, representing approximately 5.3% of the issued and outstanding Common Shares as of that date. As of December 31, 2021, 844,041 Awards remain available for future issuance under the Equity Incentive Plan, representing approximately 4.7% of the issued and outstanding Common Shares as of December 31, 2021.

The number of Common Shares that may be (i) issued to insiders of the Company within any one-year period, or (ii) issuable to insiders of the Company at any time, in each case, under the Equity Incentive Plan alone, or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of the outstanding Common Shares. Additionally, the aggregate value of all Awards granted to any one director in any one-year period under all security-based compensation arrangements of the Company may not exceed C$150,000 (with no more than C$100,000 attributable to Options) based on the grant date fair value of the Awards, other than Awards granted in lieu of cash fees payable for serving as a director.

Options

The terms and conditions of grants of Options, including the quantity, grant date, exercise price, vesting conditions and other terms and conditions will be set out in the participant’s grant agreement. The exercise price for Options will be determined by our Board, which may not be less than the fair market value of a Common Share (being the closing price of a Common Share on the TSX for Canadian resident participants or on the Nasdaq for U.S. resident participants on the applicable date (the “Fair Market Value”)) on the date the Option is granted. Options will vest in accordance with the vesting schedule established on the grant date, which historically has been as to one-third on each of the first three anniversaries of the grant date.

Options must be exercised within a period fixed by our Board that may not exceed ten years from the date of grant, provided that if the expiry date falls during a blackout period, the expiry date will be automatically extended until ten business days after the end of the blackout period. The Equity Incentive Plan also provides for earlier expiration of Options upon the occurrence of certain events, including the termination of a participant’s employment.

In order to facilitate the payment of the exercise price of the Options, the Equity Incentive Plan contains a cashless exercise feature and a net settlement feature. Additionally, vested Options can be exercised by payment in full of the applicable exercise price in cash or by certified check, bank draft or money order payable to the Company or by such other means as might be specified from time to time by the Board. Pursuant to the net settlement feature, to the extent permitted by the Board and as permitted by applicable law, a participant may elect to have the Company retain such number of Common Shares otherwise issuable in connection with the exercise of the Option as will have a Fair Market Value on the date of such exercise equal to the aggregate exercise price. Pursuant to the cashless exercise feature, to the extent permitted by the Board and as permitted by applicable law, a participant may elect to receive (i) an amount in cash equal to the cash proceeds realized upon the sale of the Common Shares underlying the Options by a securities dealer in the capital markets, minus the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer, (ii) an aggregate number of Common Shares that is equal to the number of Common Shares underlying the unexercised Options, minus the number of Common Shares sold by a securities dealer in the capital markets as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer, or (iii) a combination of clauses (i) and (ii).

RSUs and PSUs

The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to the awards, will be set out in the participant’s grant agreement.

In the case of PSUs, the performance-related vesting conditions may include financial or operational performance of the Company, total shareholder return (either absolute or relative or both), individual performance criteria or other criteria as determined by our Board, which will be measured over a specified period, generally until the end of the third calendar year from the date of the grant.

Subject to the achievement of the applicable vesting and performance-related (if applicable) conditions, on the settlement date of an RSU or PSU, the Company will either, in its sole discretion (i) issue from treasury the number of Common Shares covered by the RSUs or PSUs and related Dividend Share Units (as defined below), or (ii) deliver to the participant an amount in cash (net of applicable withholding taxes) equal to the number of Common Shares covered by the RSUs or PSUs and related Dividend Share Units multiplied by the Fair Market Value as at the settlement date, or (iii) a combination of (i) and (ii). Notwithstanding the ability for the Company to settle vested RSUs (and related Dividend Share Units) in Common Shares pursuant to subsection (i) or through a cash payment pursuant to subsection (ii) above, vested RSUs held by directors who are Canadian taxpayers will be settled in Common Shares pursuant to subsection (i); provided that, the Company may, in its sole discretion, permit such a director to elect to receive a cash payment pursuant to subsection (ii).

Dividend Share Units

When dividends (other than stock dividends) are paid on Common Shares, additional share units (“Dividend Share Units”) will be automatically credited to each participant who holds RSUs or PSUs on the record date for such dividends. The number of Dividend Share Units to be credited to a participant is equal to the aggregate number of RSUs and PSUs held by the participant on the relevant record date multiplied by the amount of the dividend paid by the Company on each Common Share, and then divided by the Fair Market Value of the Common Shares on the dividend payment date. Dividend Share Units shall be in the form of RSUs or PSUs, as applicable. Dividend Share Units credited to a participant will be subject to the same vesting conditions applicable to the related RSUs or PSUs.

Cessation of Employment or Services

Unless otherwise determined by our Board or if a participant’s employment agreement or consulting agreement or arrangement expressly provides more favorable rights with respect to the Awards, in the event of a cessation of employment or services, the following rights apply.

In the event a participant ceases to be an employee, director or consultant of the Company or a designated affiliate, all outstanding Awards granted to the participant under the Equity Incentive Plan that are unvested on the cessation date will be forfeited. All outstanding Options that have vested as of the cessation date will be exercisable as follows, after which time such vested Options will automatically terminate: (i) if the participant ceases to be an employee, director or an individual consultant by reason of death or disability, the participant’s Options must be exercised within 9 months of the date of death or disability; (ii) if the participant ceases to be an employee, director or consultant (whether an individual or entity) by reason of termination without cause, the participant’s Options must be exercised within 3 months of the cessation date; (iii) if the participant ceases to be an employee, director or consultant (whether an individual or entity) by reason of voluntary resignation or termination, the participant’s Options must be exercised within 30 days of the cessation date; and (iv) if the participant ceases to be an employee, director or consultant (whether an individual or entity) by reason of termination for cause, the participant’s Options will automatically terminate on the cessation date and may no longer be exercised. In no event may Options be exercised later than the applicable expiry date of the Options, after which time all remaining Options will terminate. Any vested Share-Based Awards held by the participant will be settled as soon as practicable following the cessation date.

In the event a participant ceases to be an employee, director or consultant of the Company or a designated affiliate due to a termination for cause, all Awards (whether vested or unvested) will be forfeited on the cessation date.

Change of Control

In the event of a change in control, except as otherwise provided in a grant agreement, the Board will provide for the treatment of each outstanding Award, which treatment need not be uniform for all participants and/or Awards and which may include, without limitation, one or more of the following: (i) (a) continuation of such Award, or (b) conversion of such Award into, or substitution or replacement of such Award with, an award with respect to equity interests of the successor (or a parent or subsidiary thereof) with substantially equivalent terms and value as such Award; (ii) acceleration of the vesting and/or exercisability of Awards; (iii) upon written notice, providing that outstanding Options must be exercised, to the extent then exercisable, during a specified period of time preceding the change in control as determined by the Board, and further providing for the right to exercise an Option as of immediately, or during a specified period, prior to such change in control, and the termination and forfeiture of any such Option without payment of any consideration therefor to the extent such Option is not timely exercised; (iv) if vesting of such Award is subject to performance criteria, the level of attainment of such criteria shall be determined by the Board in its discretion, including, without limitation, by deeming such criteria attained at the applicable target or maximum level regardless of actual performance, or measuring the attainment of such criteria based on actual performance through such change in control or a specified date prior thereto; (v) other than for participants who are Canadian taxpayers in respect of their Options, automatic cancellation or voluntary surrender of all or any portion of outstanding Awards for payment of their fair value (in the form of cash, securities, rights and/or other property) as determined in the sole discretion of the Board; (vi) permitting an Option to be surrendered to the Company in consideration for a payment, in cash, securities, rights and/or other property, in an amount equal to the intrinsic value of such Option as of immediately prior to such change in control; and/or (vii) cancellation of all or any portion of outstanding unvested and/or unexercisable Awards for no consideration.

Adjustments

In the event that there is any change in the Common Shares or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization (each an “Adjustment Event”), then the Board, to prevent inappropriate dilution or enlargement of participants’ rights under the Equity Incentive Plan, will substitute or adjust, in its sole discretion: (i) the number and kind of shares or other securities that may be granted pursuant to Awards; (ii) the number and kind of shares or other securities subject to outstanding Awards; (iii) the exercise price applicable to outstanding Options; (iv) the number of Share-Based Awards held by the participants; (v) the vesting of PSUs; and/or (vi) other value determinations (including performance conditions) applicable to the Equity Incentive Plan or outstanding Awards; provided, however, that no adjustment will obligate the Company to issue or sell fractional securities.

Clawback

The Equity Incentive Plan provides that any Award which is subject to recovery or recoupment under applicable laws, stock exchange listing requirements or policies adopted by the Company, as may be adopted and amended from time to time, will be subject to such deductions and clawbacks as may be required pursuant to such laws, stock exchange listing requirements or policies.

Amendment or Termination

Our Board may amend or suspend any provision of the Equity Incentive Plan or any Award, or terminate the Equity Incentive Plan, at any time without approval of shareholders, subject to those provisions of applicable law and the rules, regulations and policies of the TSX and the Nasdaq, if any, that require the approval of shareholders or any governmental or regulatory body. However, except as set forth in the Equity Incentive Plan or as required pursuant to applicable law or to qualify for any intended tax treatment, no action of the Board or shareholders may materially adversely alter or impair the rights of a participant under any Award previously granted to the participant without the consent of the affected participant.

Our Board is permitted to make certain amendments to the Equity Incentive Plan or to any Award outstanding thereunder without seeking shareholder approval, including but not limited to, housekeeping amendments or amendments of an administrative nature, amendments to comply with applicable law or stock exchange rules, amendments necessary for Awards to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the plan or any Award, amendments to include or modify a cashless exercise feature, amendments to the termination or early termination provisions of the Equity Incentive Plan or any Award, and amendments necessary to suspend or terminate the Equity Incentive Plan. However, only the following types of amendments will not be able to be made without obtaining shareholder approval:

●	increasing the number of Common Shares reserved for issuance under the Equity Incentive Plan;
●	increasing the length of the period after a blackout period during which Options may be exercised;
●	any amendment that would result in the exercise price for any Option being lower than the Fair Market Value on the applicable date of grant;
●	permitting the introduction or reintroduction of non-employee directors as eligible recipients of Awards on a discretionary basis or increasing the limits previously imposed on non-employee director participation;
●	removing or exceeding the insider participation limit;
●	reducing the exercise price of an Option or allowing for the cancellation and reissuance of an Option, which would be considered a repricing under the rules of the TSX, in each case, except pursuant to a change of control or an Adjustment Event;
●	extending the expiry date of an Option, except for an automatic extension of an Option that expires during a blackout period;
●	permitting awards to be transferred or assigned other than for normal estate settlement purposes;
●	amending the amendment provision under the Equity Incentive Plan which has the effect of deleting or reducing the range of amendments which required shareholder approval; or
●	amendments required to be approved by shareholders under applicable law or the rules, regulations and policies of the TSX and the Nasdaq, as applicable.

Assignment

Except as required by law or in the event of death or disability of the participant, the rights of a participant under the Equity Incentive Plan are not transferable or assignable.

Burn Rate

The following table provides the number of Awards granted under the Equity Incentive Plan for Fiscal 2021, Fiscal 2020 and Fiscal 2019, expressed as a percentage of the weighted average number of Common Shares outstanding during the applicable fiscal year (“Burn Rate”). All figures in the below table are shown on a post-Share Consolidation basis.

		WEIGHTED AVERAGE NUMBER OF
FISCAL YEAR	NUMBER OF AWARDS GRANTED	COMMON SHARES OUTSTANDING	BURN RATE
Fiscal 2021	225,147	15,423,870	1.46%
Fiscal 2020	159,500	12,799,876	1.25%
Fiscal 2019	77,000	10,765,719	0.72%

Benefit Plans

We provide some of our executive officers with disability, health and dental insurance programs on a comparable basis as other employees of the Company. We offer these benefits consistent with local market practice.

Perquisites

We do not offer significant perquisites as part of our compensation program.

Pension Plan Benefits

Ms. Shi and Ms. Smith participate in the Company’s 401(k) plan made available to its U.S. employees. The Company provides an employer safe harbor matching contribution equal to 100% of a participant’s salary deferrals under the plan up to the first 1% of plan eligible compensation, plus 50% of a participant’s salary deferrals under the plan up to the next 5% of plan eligible compensation, subject to the limits imposed by the Internal Revenue Service. Other than the 401(k) plan, the Company does not have any pension plans that provide for payments of benefits at, following or in connection with, retirement or provide for retirement or deferred compensation plans for the NEOs or directors.

Defined Contribution Plan Table

	ACCUMULATED		ACCUMULATED
	VALUE AT		VALUE AT YEAR-
NAME AND PRINCIPAL POSITION	START OF YEAR	COMPENSATORY	END(1)
Diana Shi Senior Vice President of Operations	$—	$7,481	$7,481
Euphia Smith Chief Marketing Officer	$3,981	$11,025	$15,006

Note:

(1)	As at December 31, 2021.

Termination and Change of Control Benefits

For a summary of the termination and change of control benefits provided under the Equity Incentive Plan, please refer to “—Components of Compensation – Long-Term Incentives”. Except as described below, the Company has not entered into contractual termination, post-termination or change of control arrangements with any of its NEOs.

TMS NeuroHealth Centers Services, LLC, a subsidiary of the Company (“TMS Services US”), has entered into an employment agreement with Mr. Leonard that provides for contractual termination entitlements. In connection with Mr. Leonard’s termination by TMS Services US on a without cause basis or his resignation with good reason, Mr. Leonard is entitled to his accrued base salary and paid time off through the termination date, a pro-rated annual bonus payment based on his service to the termination date, and subject to Mr. Leonard’s execution of a general release of claims in favor of TMS Services US and its affiliates, continued payment of his base salary for a period of 18 months following the termination date. If Mr. Leonard was terminated on a without cause basis or resigned with good reason on December 31, 2021, he would have been entitled to his accrued base salary, paid time off and annual bonus and a severance payment equal to US$675,000. Mr. Leonard would not have received any incremental payments or benefits in respect of his Awards outstanding under the Equity Incentive Plan in connection with such events.

Mr. Leonard is subject to a customary confidentiality covenant and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. Leonard’s employment and for eighteen months thereafter.

TMS Services US has entered into an employment agreement with Ms. Smith that provides for contractual termination entitlements. In connection with Ms. Smith’s termination by the Company on a without cause basis, Ms. Smith is entitled to her accrued base salary and vacation through the termination date, and subject to her execution of a general release of claims in favor of the Company and its affiliates, a severance payment equal to 2 months of Ms. Smith’s base salary, plus, one additional month of base salary for each additional full year of employment, up to a maximum of six months of her base salary. If Ms. Smith was terminated on a without cause basis on December 31, 2021, she would have been entitled to her accrued base salary and vacation and a severance payment equal to US$56,250. Ms. Smith would not have received any incremental payments or benefits in respect of her Awards outstanding under the Equity Incentive Plan in connection with such event.

Ms. Smith is subject to a customary confidentiality covenant and certain restrictive covenants that will continue to apply following the termination of her employment, including non-competition and non-solicitation provisions which are in effect during Ms. Smith’s employment and for two years thereafter.

Securities Authorized for Issuance Under Equity Compensation Plans

WEIGHTED-AVERAGE
	NUMBER OF SECURITIES TO BE	EXERCISE PRICE OF
	ISSUED UPON EXERCISE OF	OUTSTANDING OPTIONS,	NUMBER OF SECURITIES
	OUTSTANDING OPTIONS,	WARRANTS AND	REMAINING AVAILABLE FOR
PLAN CATEGORY	WARRANTS AND RIGHTS(1)	RIGHTS(1)	FUTURE ISSUANCE(1)
Equity compensation plans previously approved by our shareholders	897,500	$8.83	882,688
Equity compensation plans not previously approved by our shareholders	N/A	N/A	N/A
Total	897,500	$8.83	882,688

Note:

(1)	As at December 31, 2021.

Summary Compensation Table

The table below shows the compensation paid to the NEOs in respect of the Company’s three most recently completed financial years.

					NON-EQUITY INCENTIVE
					PLAN COMPENSATION
						LONG-
			SHARE-	OPTION-	ANNUAL	TERM
NAME AND PRINCIPAL			BASED	BASED	INCENTIVE	INCENTIVE	PENSION	ALL OTHER	TOTAL
POSITION	YEAR	SALARY	AWARDS(1)	AWARDS(2)	PLANS(3)	PLANS	VALUE(4)	COMPENSATION(5)	COMPENSATION
Bill Leonard	2021	$450,000	$97,853	—	—	—	—	—	$547,853
President & Chief Executive Officer	2020	$375,000	—	$55,000	$275,000	—	—	—	$430,000
	2019	$350,000	—	—	$150,000	—	—	—	$500,000
Erns Loubser(6)	2021	$300,000	—	$86,355	—	—	—	—	$386,355
Chief Financial Officer	2020	$290,000	—	$82,500	$100,000	—	—	—	$472,500
	2019	$275,000	—	—	$100,000	—	—	—	$375,000
Ed Cordell(7)	2021	$123,750	—	—	—	—	—	—	$123,750
Former Interim Chief Financial Officer	2020	$38,250	—	—	—	—	—	—	$38,250
	2019	—	—	—	—	—	—	—	—
Diana Shi(8)	2021	$255,708	—	$172,710	—	—	$7,481	—	$435,899
Senior Vice President of Operations	2020	—	—	—	—	—	—	—	—
	2019	—	—	—	—	—	—	—	—
Roberto Drassinower(9)	2021	$240,000	—	$103,626	—	—	—	—	$343,626
Former Chief Operating Officer	2020	$232,500	—	$55,000	$125,000	—	—	—	$412,500
	2019	$232,500	—	—	$75,000	—	—	—	$307,500
Euphia Smith(10)	2021	$225,000	—	$86,355	—	—	$11,025	—	$322,380
Chief Marketing Officer	2020	$210,000	—	$22,000	$90,000	—	$3,981	—	$325,981
	2019	$140,000	—	$87,600	$75,000	—	—	—	$302,600

Notes:

(1)	The value of the PSUs is calculated based on the closing price of the Common Shares on the TSX on the applicable date of grant (assuming target performance).
(2)	Reflects the grant date fair value of Options that were granted in Fiscal 2019, Fiscal 2020 and Fiscal 2021, as applicable, determined in accordance with the Black-Scholes valuation model, using the following key assumptions:

			RISK
	EXPECTED		FREE	EXPECTED
	LIFE	EXPECTED	INTEREST	DIVIDEND	FORFEITURE
GRANT DATE	(YEARS)	VOLATILITY	RATE	YIELD	RATE
May 9, 2019	10	46.48%	1.68%	0.00%	0.00%
February 3, 2020	10	46.12%	2.02%	0.00%	0.00%
February 17, 2021	10	46.36%	1.11%	0.00%	4.39%

(3)	Amounts reflect annual bonuses that were paid to NEOs in respect of Fiscal 2019 and Fiscal 2020. Annual bonuses have not been determined for Fiscal 2021.
(4)	Reflects contributions made by the Company to Ms. Shi’s and Ms. Smith’s 401(k) plan.
(5)	None of the NEOs are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.
(6)

Mr. Loubser took a medical leave of absence effective November 10, 2020. Mr. Ed Cordell was immediately appointed as Interim Chief Financial Officer. Mr. Loubser continued to receive his base salary during his medical leave of absence. Mr. Loubser returned to his role as Chief Financial Officer and Treasurer effective April 20, 2021.

(7)

Mr. Cordell joined the Company on November 10, 2020. Accordingly, compensation in the above table reflects Mr. Cordell’s compensation from November 10, 2020 to December 31, 2021. Mr. Cordell’s compensation in respect of Fiscal 2020 and Fiscal 2021 was paid to a limited liability company wholly-owned by Mr. Cordell.

(8)

Ms. Shi joined the Company on February 8, 2021. Accordingly, Ms. Shi’s compensation for Fiscal 2021 in the above table reflects Ms. Shi’s compensation from February 8, 2021 to December 31, 2021. Ms. Shi’s employment agreement provides her with a guaranteed bonus payment equal to 50% of her target bonus amount in respect of Fiscal 2021 only, subject to satisfaction by Ms. Shi of the applicable performance criteria.

(9)	Mr. Drassinower’s compensation was paid by Greybrook Health to a corporation wholly-owned by him pursuant to the MSA. Mr. Drassinower resigned from the Company on January 10, 2022.
(10)	Ms. Smith joined the Company on May 1, 2019. Accordingly, Ms. Smith’s compensation for Fiscal 2019 in the above table reflects Ms. Smith’s compensation from May 1, 2019 to December 31, 2019.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information on the outstanding Share-Based Awards and Option-based awards held by each of our NEOs as of December 31, 2021.

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
							MARKET OR
						MARKET OR	PAYOUT
						PAYOUT	VALUE OF
	NUMBER				NUMBER OF	VALUE OF	VESTED
	OF			VALUE OF	SHARES OR	SHARE-	SHARE-
	SECURITIES			UNEXERCISED	UNITS OF	BASED	BASED
	UNDERLYING	OPTION	OPTION	IN-THE-	SHARES	AWARDS	AWARDS
	UNEXERCISED	EXERCISE	EXPIRATION	MONEY	THAT HAVE	THAT HAVE	PAID-OUT OR
NAME AND PRINCIPAL POSITION	OPTIONS	PRICE(1)	DATE	OPTIONS(2)	NOT VESTED	NOT VESTED(3)	DISTRIBUTED
Bill Leonard(4)
President & Chief Executive Officer	10,000	$10.57	February 3, 2030	$—	3,333	97,853	—
Erns Loubser(5)	10,000	$5.00	March 31, 2025	$—	—	—	—
Chief Financial Officer and Treasurer	5,000	$5.00	March 31, 2026	$—	—	—	—
	135,000	$5.00	March 31, 2027	$—	—	—	—
	15,000	$10.57	February 3, 2030	$—	5,000	—	—
	10,000	$16.12	February 17, 2031	$—	6,667	—	—
Ed Cordell
Former Interim Chief Financial Officer	—	$—	—	$—	—	—	—
Diana Shi(6)
Senior Vice President of Operations	20,000	$16.12	February 17, 2031	$—	13,333	—	—
Roberto Drassinower(7)	10,000	$10.57	February 3, 2030	$—	3,333	—	—
Former Chief Operating Officer	12,000	$16.12	February 17, 2031	$—	8,000	—	—
Euphia Smith(8)	12,000	$13.53	May 9, 2029	$—	4,000	—	—
Chief Marketing Officer	4,000	$10.57	February 3, 2030	$—	1,333	—	—
	10,000	$16.12	February 17, 2031	$—	6,667	—	—

Notes:

(1)	The exercise price of the options granted on May 9, 2019, February 3, 2020, and February 17, 2021 were C$17.15, C$13.40 and C$20.43, respectively. All remaining options grants in the table above have an exercise price in U.S dollars.
(2)	The value of unexercised in-the-money Options is calculated based on the closing price per Share of C$5.39 on December 31, 2021, the last trading day of Fiscal 2021. The exchange rate used was the rate at December 31, 2021 of C$1.00 = $0.7888.
(3)	The value of the PSUs is calculated based on the closing price of the Common Shares on the TSX on December 31, 2021 (assuming target performance).
(4)	Mr. Leonard was granted 10,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Equity Incentive Plan.
(5)	Mr. Loubser was granted 10,000 Options on March 31, 2015, which are fully vested; 5,000 Options on March 31, 2016, which are fully vested; 135,000 Options on March 31, 2017, which are fully vested; 15,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Equity Incentive Plan; and 10,000 Options on February 17, 2021, which vest as to one-third on March 31, 2021, March 31, 2022 and March 31, 2023 and are subject to the terms of the Equity Incentive Plan.
(6)	Ms. Shi was granted 20,000 Options on February 17, 2021, which vest as to one-third on March 31, 2021, March 31, 2022 and March 31, 2023 and are subject to the terms of the Equity Incentive Plan.
(7)	Mr. Drassinower was granted 10,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Equity Incentive Plan; and 12,000 Options on February 17, 2021, which vest as to one-third on March 31, 2021, March 31, 2022 and March 31, 2023 and are subject to the terms of the Equity Incentive Plan. Mr. Drassinower resigned from the Company on January 10, 2022.
(8)	Ms. Smith was granted 12,000 Options on May 9, 2019, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Equity Incentive Plan; 4,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Equity Incentive Plan; and 10,000 Options on February 17, 2021, which vest as to one-third on March 31, 2021, March 31, 2022 and March 31, 2023 and are subject to the terms of the Equity Incentive Plan.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of our NEOs, the value of the Option-based awards and Share-Based Awards vested in accordance with their terms during Fiscal 2021.

			NON-EQUITY
			INCENTIVE PLAN
			COMPENSATION –
	OPTION-BASED AWARDS –	SHARE-BASED AWARDS –	VALUE EARNED
	VALUE VESTED OR EARNED	VALUE VESTED OR EARNED	DURING THE
NAME AND PRINCIPAL POSITION	DURING THE YEAR(1)	DURING THE YEAR	YEAR(2)
Bill Leonard	$4,575	$—	$—
President & Chief Executive Officer
Erns Loubser	$6,863	$—	$—
Chief Financial Officer and Treasurer
Ed Cordell	$—	$—	$—
Former Interim Chief Financial Officer
Diana Shi	$—	$—	$—
Senior Vice President of Operations
Roberto Drassinower(3)	$4,575	$—	$—
Former Chief Operating Officer
Euphia Smith	$1,830	$—	$—
Chief Marketing Officer

Notes:

(1)	Includes time vesting Options that vested during the fiscal year. The value of time vesting Options vested during the fiscal year is calculated based on the closing price of the Common Shares on the TSX on the applicable vesting date.
(2)	The annual bonuses have not been determined in respect of Fiscal 2021.
(3)	Mr. Drassinower resigned from the Company on January 10, 2022.
2.	Director Compensation

General

The following discussion describes the significant elements of the compensation program for members of the Board and its committees. The compensation of our directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of the holders of our Common Shares. Directors who are employees of the Company (each, an “Excluded Director”) are not entitled to receive any compensation for his or her service as a member of our Board.

Deferred Share Unit Plan for Non-Employee Directors

On May 6, 2021, the Company adopted a deferred share unit plan for non-employee directors (the “DSU Plan”). Each director (other than Excluded Directors) will be required to take at least 50% of their annual retainer (other than annual committee Chair retainers) in deferred share units (“DSUs”) and may elect to take additional amounts in the form of DSUs. Discretionary DSUs may also be granted to non-employee directors under the DSU Plan. Each director wishing to make an election for additional DSUs will be required to elect no later than the end of the calendar year preceding the year in which such election is to apply (and, in the case of a new director, within 30 days after the director’s appointment).

A DSU is a unit, equivalent in value to a Common Share, credited by means of a bookkeeping entry in the books of the Company, to an account in the name of the director. If and when cash dividends are paid on Common Shares, additional DSUs will automatically be granted to each director who holds DSUs on the record date for such dividends. Following an eligible director ceasing to hold all positions with the Company, the director will receive a payment in cash at the fair market value of the Common Shares represented by his or her DSUs generally within ten days of the director’s elected redemption date. Each director’s elected redemption date will not be earlier than the date the director ceases to hold all positions with the Company and will not be later than December 31 of the year following the year in which the director ceases to hold all positions with the Company.

Director Fees

Our Board, on the recommendation of the Compensation Committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements. Working with Mercer (Canada) Inc. (“Mercer”) during Fiscal 2020, the Compensation Committee adopted changes to our director compensation framework effective commencing in Fiscal 2021. In particular, Mercer worked with the Compensation Committee to assist it in establishing a framework for director compensation that was in-line with market comparables and with a total director compensation package at target in the range of median compensation for a selected peer group.

In consideration for serving on our Board, each director (other than Excluded Directors) was entitled to be compensated during Fiscal 2021 as indicated below:

Type of Fee		Cash	DSUs(1)
Annual Board Retainer	Chair	$50,000	$50,000
	Board Member	$40,000	$40,000
Annual Committee Retainer	Audit Committee Chair	$15,000	Nil
	GN Committee Chair	$10,000	Nil
	Compensation Committee Chair	$10,000	Nil
	Audit Committee Membership	Nil	Nil
	GN Committee Membership	Nil	Nil
	Compensation Committee Membership	Nil	Nil
Meeting Fees	Board / Committee Meeting	Nil	Nil

Note:

(1)	Directors may elect to receive a higher proportion of their annual board retainer in the form of DSUs, which would result in a decrease to the cash component and a corresponding increase to the DSU component of the applicable directors’ annual board retainer. See “—Deferred Share Unit Plan for Non-Employee Directors” above.

Prior to Fiscal 2021, in lieu of receiving a higher annual cash retainer, each director (other than Excluded Directors) was granted Options under the Equity Incentive Plan each year as follows: 10,000 Options were granted to the Chair; 5,000 Options were granted to each director; and an additional 1,000 Options were granted to each director who was also a Board committee chair. These Options generally vest in three instalments and will generally expire on the tenth anniversary of the grant date. For further details regarding the Equity Incentive Plan, see, “—Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentive Plans”.

All directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors.

Directors’ Hedging Policy

Our insider trading policy prohibits all of our directors from selling “short” or selling “call options” on any of our securities and from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such directors as compensation or of any other securities of Greenbrook held directly or indirectly by such person.

Director Compensation Table

The following table sets out the compensation that was earned by, paid to, or awarded to directors (other than Excluded Directors) during Fiscal 2021 under the compensation arrangements described above. Mr. Leonard does not receive any compensation for serving as a director of Greenbrook.

NAME	CASH	DSUS(1)	TOTAL(2)
Brian P. Burke	$39,231	$50,769	$90,000
Colleen Campbell	$44,121	$50,879	$95,000
Sasha Cucuz	$29,231	$50,769	$80,000
Adrienne Graves	$63,956	$26,044	$90,000
Robert Higgins(3)	$16,374	$16,373	$32,747
Adele C. Oliva	$29,121	$50,879	$80,000
Frank Tworecke	$29,231	$50,769	$80,000
Elias Vamvakas	$38,599	$61,401	$100,000
		Total:	$647,747

Notes:

(1)	The value of the DSUs is calculated based on the closing price of the Common Shares on the TSX on the applicable date of grant.
(2)	There we no share-based awards, Option-based awards, non-equity incentive plan compensation, or any other compensation paid to the directors.
(3)	Robert Higgins joined the Board effective August 3, 2021. Accordingly, director compensation reflects Mr. Higgins’ compensation earned from August 3, 2021 to December 31, 2021.

Outstanding Option-Based Awards

The following table sets out information on the outstanding Options held by each of our directors (other than Excluded Directors) as of December 31, 2021. The Company has not issued any RSUs under the Equity Incentive Plan as of December 31, 2021.

n
	OPTION-BASED AWARDS
	NUMBER OF SECURITIES
	UNDERLYING	OPTION EXERCISE	OPTION EXPIRATION	VALUE OF UNEXERCISED
NAME	UNEXERCISED OPTIONS	PRICE(1)	DATE	IN-THE-MONEY OPTIONS(2)
Brian P. Burke	6,000	$10.00	October 3, 2028	$—
	6,000	$10.57	February 3, 2030	$—
Colleen Campbell	6,000	$10.00	October 3, 2028	$—
	6,000	$10.57	February 3, 2030	$—
Sasha Cucuz	5,000	$10.00	October 3, 2028	$—
	5,000	$10.57	February 3, 2030	$—
Adrienne Graves	5,000	$10.00	October 3, 2028	$—
	5,000	$10.57	February 3, 2030	$—
Robert Higgins	—	$—	—	$—

Adele C. Oliva	5,000	$10.57	February 3, 2030	$—

Frank Tworecke	5,000	$10.00	October 3, 2028	$—
	5,000	$10.57	February 3, 2030	$—
Elias Vamvakas	10,000	$10.00	October 3, 2028	$—
	10,000	$10.57	February 3, 2030	$—

Notes:

(1)	The exercise price of the Options granted on February 3, 2020 was C$13.40. All remaining Option grants in the table above have an exercise price in U.S dollars.

(2)	The value of unexercised in-the-money Options is calculated based on the closing price per Common Share of C$5.39 on December 31, 2021, the last trading day of Fiscal 2021. The exchange rate used was the rate at December 31, 2021 of C$1.00 = $0.7888.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of our directors (other than Excluded Directors), the value of the Option-based and share-based awards vested in accordance with their terms during Fiscal 2021. The Company has not granted any RSUs or PSUs to our directors (other than Excluded Directors) under the Equity Incentive Plan as of December 31, 2021.

	OPTION-BASED
	AWARDS – VALUE	SHARE BASED
	VESTED OR	AWARDS – VALUE
	EARNED DURING	VESTED DURING
NAME AND PRINCIPAL POSITION	THE YEAR(1)	THE YEAR(2)
Brian P. Burke	$3,885	$50,769
Colleen Campbell	$3,885	$50,879
Sasha Cucuz	$3,237	$50,769
Adrienne Graves	$3,237	$26,044
Robert Higgins	—	$16,373
Adele C. Oliva	—	$50,879
Frank Tworecke	$28,085	$50,769
Elias Vamvakas	$6,475	$61,401

Notes:

(1)	Includes time vesting Options that vested during the fiscal year. The value of time vesting Options vested during the fiscal year is calculated based on the closing price of the Common Shares on the TSX on the applicable vesting date.
(2)	DSUs granted under the DSU Plan vest immediately although holders thereof are not entitled to receive a payment in respect of the value of their DSUs until their tenure on the Board ceases. The value of the DSUs is calculated based on the closing price of the Common Shares on the TSX on the applicable vesting date.
C.	Board Practices

Our directors are elected by shareholders at each annual general meeting of shareholders. For the period during which each director and NEO has served in such capacity, see Item 6.A, “Directors and Senior Management—Directors” and Item 6.A, “Directors and Senior Management—Senior Management”.

Prior to April 22, 2021, the Board had established two committees: the Audit Committee and the GCN Committee. On April 22, 2021, the Board determined that it was in the best interests of the Company to split the responsibilities of the GCN Committee into a separate and distinct Governance and Nominating Committee and a separate and distinct Compensation Committee. Accordingly, our Board has now established three committees: the Audit Committee, the GN Committee and the Compensation Committee. All members of the Audit Committee, the GN Committee and the Compensation Committee are persons determined by our Board to be independent directors.

Audit Committee

Our Audit Committee consists of three (3) directors, each of whom are persons determined by our Board to be both independent directors and financially literate or sophisticated, each within the meaning of applicable U.S. and Canadian securities laws and/or stock exchange rules. Our Audit Committee is currently comprised of:

●	Colleen Campbell (Chair);
●	Adrienne Graves; and
●	Frank Tworecke.

Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For additional details regarding the relevant education and experience of each member of our Audit Committee, see, Item 6.A, “Directors and Senior Management—Directors”.

Our Board has adopted a written charter for the Audit Committee that sets out the purpose, composition, authority and responsibility of our Audit Committee, consistent with applicable U.S. and Canadian securities laws and/or stock exchange rules. A copy of the charter of our Audit Committee has been posted on our website at www.greenbrooktms.com. The Audit Committee assists our Board in discharging its oversight of:

●	the quality and integrity of our financial statements and related information;
●	the independence, qualifications and appointment of our external auditor;
●	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;
●	our risk management processes;
●	monitoring and periodically reviewing our whistleblower policy; and
●	transactions with our related parties.

Our Audit Committee has access to all of our books, records, facilities and personnel and may request any information about us as it may deem appropriate. It also has the authority, in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities. Our Audit Committee also has direct communication channels with the Chief Financial Officer and our external auditors to discuss and review such issues as our Audit Committee may deem appropriate.

External Auditor Service Fee

See Item 16.C, “Principal Accountant Fees and Services” for a description of the fees payable to our external auditor, KPMG LLP, during Fiscal 2021 and Fiscal 2020.

Governance and Nominating Committee

Our GN Committee is comprised of three (3) directors, each of whom has been determined by our Board to be an independent director, and is charged with reviewing, overseeing and evaluating our corporate governance and nominating policies. Our GN Committee is currently comprised of:

●	Adrienne Graves (Chair);
●	Brian P. Burke; and
●	Adele C. Oliva.

No member of our GN Committee is an officer of Greenbrook, and as such, our Board believes that the GN Committee is able to conduct its activities in an objective manner.

Our Board believes that the members of the GN Committee individually and collectively possess the requisite knowledge, skill and experience in governance matters, including human resource management and general business leadership, to fulfill the GN Committee’s mandate. All members of the GN Committee have substantial knowledge and experience as current and former senior executives of large and complex organizations. For additional details regarding the relevant education and experience of each member of our GN Committee, see Item 6.A, “—Directors and Senior Management—Directors”.

Our Board has adopted a written charter for the GN Committee that sets forth the purpose, composition, authority and responsibility of our GN Committee. A copy of the written charter of the GN Committee has been posted on our website at www.greenbrooktms.com. Our GN Committee’s purpose is to assist our Board in:

●	the recruitment, development and retention of our senior executives;
●	maintaining talent management and succession planning systems and processes relating to our senior management;
●	developing our corporate governance guidelines and principles and providing us with governance leadership;
●	identifying and overseeing the recruitment of candidates qualified to be nominated as members of our Board;
●	reviewing the structure, composition and mandate of Board committees; and
●	evaluating the performance and effectiveness of our Board and of our Board committees.

Our GN Committee is responsible for establishing and implementing procedures to evaluate the performance and effectiveness of our Board, committees of our Board and the contributions of individual Board members. Our GN Committee also takes reasonable steps to evaluate and assess, on an annual basis, directors’ performance and effectiveness of our Board, committees of our Board, individual Board members, our chair and committee chairs. The assessment addresses, among other things, individual director independence, individual director and overall Board skills, and individual director financial literacy. Our Board receives and considers the recommendations from our GN Committee regarding the results of the evaluation of the performance and effectiveness of our Board, committees of our Board, individual Board members, our chair and committee chairs. In identifying new candidates for our Board, the GN Committee will consider what competencies and skills our Board, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic. Our GN Committee is also responsible for orientation and continuing education programs for our directors. See also “—Orientation and Continuing Education” below.

Compensation Committee

Our Compensation Committee is comprised of three (3) directors, each of whom has been determined by our Board to be an independent director, and is charged with reviewing, overseeing and evaluating our compensation policies. Our Compensation Committee is currently comprised of:

●	Brian P. Burke (Chair);
●	Adele C. Oliva; and
●	Frank Tworecke.

No member of our Compensation Committee is an officer of Greenbrook, and as such, our Board believes that the Compensation Committee is able to conduct its activities in an objective manner.

Our Board believes that the members of the Compensation Committee individually and collectively possess the requisite knowledge, skill and experience in compensation matters, including human resource management, executive compensation matters and general business leadership, to fulfill the Compensation Committee’s mandate. All members of the Compensation Committee have substantial knowledge and experience as current and former senior executives of large and complex organizations. For additional details regarding the relevant education and experience of each member of our Compensation Committee, including the direct experience that is relevant to each committee member’s responsibilities in executive compensation, see Item 6.A, “Directors and Senior Management—Directors” above.

Our Board has adopted a written charter for the Compensation Committee that sets forth the purpose, composition, authority and responsibility of our Compensation Committee. A copy of the charter has been posted on our website at www.greenbrooktms.com. Our Compensation Committee’s purpose is to assist our Board in:

●	the appointment, performance, evaluation and compensation of our senior executives

●	developing a compensation structure for our senior executives including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards;
●	establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;
●	assessing the compensation of our directors; and
●	developing benefit, retirement and savings plans.

For information on the process by which the Compensation Committee and the Board determine the compensation of our directors and executive officers, see Item 6.B, “Compensation—Executive Compensation” and Item 6.B, “Compensation—Director Compensation”.

Director Term Limits and Other Mechanisms of Board Renewal

Directors are to be elected at each annual meeting of our shareholders to hold office for a term expiring at the close of the next annual meeting, or until a successor is appointed or elected, and will be eligible for re-election. Nominees will be nominated by the GN Committee, in each case for election by our shareholders as directors in accordance with the provisions of our constating documents and applicable corporate and securities laws. All nominees who are nominated by the GN Committee will be included in the proxy-related materials to be sent to shareholders prior to each annual meeting of our shareholders.

Our Board has not adopted director term limits or other automatic mechanisms of board renewal. The Company believes such limits and automatic mechanisms would discount the value of experience and unnecessarily deprive the Company of the contribution by directors who have developed a deep knowledge of the Company over time. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the GN Committee will seek to maintain the composition of our Board in a way that provides, in the judgment of our Board, the best mix of skills and experience to provide for our overall stewardship. Our GN Committee is also expected to conduct a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board.

Orientation and Continuing Education

To maintain reasonable assurance that every new director engages in a comprehensive orientation process and that all directors are provided with continuing education opportunities, the GN Committee has implemented an orientation program for new directors under which a new director will meet with the chair, the lead director, members of senior management and our corporate secretary. New directors will be provided with comprehensive orientation and education as to the nature and operation of the Company and our business, the role of our Board and its committees, and the contribution that an individual director is expected to make. The GN Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the GN Committee’s mandate.

Ethical Business Conduct

We have adopted a written code of conduct (the “Code of Conduct”) that applies to all of our directors, officers and employees. The objective of the Code of Conduct is to provide guidelines for maintaining our and our subsidiaries’ integrity, reputation, honesty, objectivity and impartiality. The Code of Conduct addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with our Shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behavior. As part of the Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board has ultimate responsibility for the stewardship of the Code of Conduct and it monitors compliance through the GN Committee. Directors, officers and employees are required to annually certify that they have not violated the Code of Conduct.

The Code of Conduct is available on our website at www.greenbrooktms.com.

Disclosure Policy

The Board has adopted a Disclosure Policy to deal with the timely dissemination of all material information (the “Disclosure Policy”). The Disclosure Policy, which will be reviewed annually, establishes consistent guidance for determining what information is material and how it is to be disclosed to avoid selective disclosure and to ensure wide dissemination. The Board, directly and through its committees, reviews and approves the contents of major disclosure documents, including annual and interim consolidated financial statements, prospectuses, the annual information form, management’s discussion and analysis and the management information circular. We seek to communicate to our shareholders through these documents as well as by means of news releases, our website and investor relations calls and meetings.

Disclosure Committee

A Disclosure Committee comprised of senior management of the Company (the “Disclosure Committee”) oversees the Company’s disclosure process as outlined in the Disclosure Policy. The Disclosure Committee’s mandate includes ensuring that effective controls and procedures are in place to allow the Company to satisfy all of its continuous disclosure obligations, including certification requirements. The Disclosure Committee is also responsible for ensuring that the policies and procedures contained in the Disclosure Policy are in compliance with regulatory requirements. Our Audit Committee is responsible for reviewing our disclosure relating to our financial reporting.

D.	Employees

See Item 4.B, “Business Overview—Employees”.

E.	Share Ownership

As of December 31, 2021, our directors and NEOs, as a group, beneficially own, or control or direct, directly or indirectly, 4,147,981 Common Shares, representing approximately 23.0% of the issued and outstanding Common Shares, plus the number of Common Shares underlying options and/or warrants that are exercisable within 60 days for the directors and NEOs (calculated in accordance with SEC rules). This figure includes Common Shares that are beneficially owned by an affiliate of 1315 Capital, of which Ms. Oliva is the Founding Partner. Mr. Vamvakas, chairman of the Company, is the chairman and founder of Greybrook Capital, the parent company of Greybrook Health, and is a trustee of The Vamvakas Family Trust. Mr. Vamvakas disclaims beneficial ownership of the Common Shares directly or indirectly held by Greybrook Health and The Vamvakas Family Trust (see Item 7.A, “Major Shareholders”).

The following table states the number of Common Shares beneficially owned by each of our NEOs and directors in as of December 31, 2021. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options and/or warrants that are exercisable within 60 days from the above date. The percentages shown below are based on an aggregate total of 17,801,885 outstanding Common Shares as of December 31, 2021, plus the number of Common Shares underlying options and/or warrants that are exercisable within 60 days for the indicated beneficial owner.

Number of
	Common Shares	Percent of
	Beneficially	Outstanding
Name of Beneficial Owner	Owned	Common Shares
Brian P. Burke	*	*
Colleen Campbell	*	*
Sasha Cucuz	*	*
Adrienne Graves	*	*
Robert Higgins	*	*
Adele C. Oliva(1)	2,297,981	12.9%
Frank Tworecke	*	*
Elias Vamvakas	*	*
Bill Leonard(2)	839,167	4.7%
Erns Loubser	*	* %
Roberto Drassinower(3)	720,167	4.0%
Edwin Cordell	*	*
Euphia Hsu Smith	*	*
Diana Shi	*	*

*Represents less than 1% beneficial ownership of Common Shares.

(1)	Consists of Common Shares directly owned by 1315 Capital II, LP, of which Ms. Oliva is the Founding Partner, and also includes 3,333 Common Shares underlying options issued under our Equity Incentive Plan that are fully vested or will become vested within 60 days of December 31, 2021. See Item 6.B, “Compensation—Outstanding Share-Based Awards and Option-Based Awards” and also Item 7.A, “Major Shareholders”.
(2)	Includes 6,667 Common Shares underlying options issued under our Equity Incentive Plan that are fully vested or will become vested within 60 days of December 31, 2021. See Item 6.B, “Compensation—Outstanding Share-Based Awards and Option-Based Awards”.
(3)	Includes 10,667 Common Shares underlying options issued under our Equity Incentive Plan that are fully vested or will become vested within 60 days of December 31, 2021. See Item 6.B, “Compensation—Outstanding Share-Based Awards and Option-Based Awards”. Mr. Drassinower resigned from the Company effective January 10, 2022.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of December 31, 2021, we had 17,801,885 issued and outstanding Common Shares.

The following table states the number of Common Shares beneficially owned by each person known to us who beneficially owns more than 5% of our Common Shares as of December 31, 2021. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options and/or warrants that are exercisable within 60 days from the above date. The percentages shown below are based on an aggregate total of 17,801,885 outstanding Common Shares as of December 31, 2021, plus the number of Common Shares underlying options and/or warrants that are exercisable within 60 days for the indicated beneficial owner.

	Number of	Percent of
	Common Shares	Outstanding
	Beneficially	Common
Name	Owned	Shares
Greybrook Health Inc.(1)	4,727,697	26.6%
Adele Oliva(2)	2,297,981	12.9%
1315 Capital II, LP(3)	2,294,648	12.9%
Masters (as defined below)(4)	1,499,997	8.4%

(1)

Includes 200,000 Common Shares owned by Greybrook Realty Partners Inc. (“Greybrook Realty”), an affiliate of Greybrook Health. In addition, The Vamvakas Family Trust may be deemed a beneficial owner of the Common Shares held by Greybrook Health and Greybrook Realty. Based on information included in a Schedule 13G filed by Greybrook Health and The Vamvakas Family Trust on February 17, 2022.

(2)	Includes 2,294,648 Common Shares owned by 1315 Capital II, LP (see footnote (3) below) and 3,333 Common Shares underlying options issued under our Equity Incentive Plan.
(3)

Based on information included in a Schedule 13D/A filed by 1315 Capital II, LP on June 24, 2021 and subsequent information derived from reports filed by 1315 Capital II, LP on The System for Electronic Disclosure by Insiders (“SEDI”).

(4)

Consists of Common Shares directly or indirectly held by (i) Masters Special Situations, LLC, a Georgia limited liability company, (ii) MSS GB SPV LP, a Delaware limited partnership, (iii) MSS GB SPV GP, LLC, a Delaware limited liability company and (iv) Michael Masters, a United States citizen (collectively, “Masters”), as reported on a Schedule 13D/A filed by Masters on December 2, 2021.

Significant Changes in the Ownership of Major Shareholders

During the past three years, to our knowledge, the significant changes in the percentage ownership of our major shareholders were as follows:

●	In November 2021, Masters acquired an aggregate of 126,440 Common Shares in open market purchases, as reported on a Schedule 13D/A filed by Masters on December 2, 2021.
●	On September 27, 2021, Masters acquired 200,000 Common Shares in the 2021 Public Equity Offering.
●	On September 27, 2021, 1315 Capital acquired 220,127 Common Shares in the 2021 Public Equity Offering.
●	On June 14, 2021, MSS acquired 1,149,997 Common Shares in the 2021 Private Placement.
●	On June 14, 2021, 1315 Capital acquired 303,350 Common Shares in the 2021 Private Placement.
●	On May 21, 2020, Greybrook Health acquired 169,697 Common Shares in the 2020 Equity Offering.
●	On May 21, 2020, 1315 Capital acquired 509,091 Common Shares in the 2020 Equity Offering.
●	On March 26, 2020, 1315 Capital acquired 165,280 Common Shares through the facilities of the TSX.

●	On March 24, 2020, 1315 Capital acquired 20,000 Common shares through the facilities of the TSX.
●	On May 17, 2019, 1315 Capital acquired 1,076,800 Common Shares in the 2019 Equity Offerings.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from other holders of our Common Shares. 1315 Capital, MSS and Greybrook Health have certain participation rights in respect of future equity offerings pursuant to the Investor Rights Agreement, and customary resale, demand and “piggy back” registration rights pursuant to the Registration Rights Agreement. See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Related Party Transactions” above and Item 10.C “Additional Information—Material Contracts” below.

Record Holders

Based on our records and a review of the information provided to us by our transfer agent, Computershare Investor Services Inc., as of March 23, 2022, there were 63 holders of record of our Common Shares, of which 42 record holders, holding approximately 20.6% of our outstanding Common Shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our Common Shares nor is it representative of where such beneficial holders reside primarily because many of these Common Shares may be held of record by brokers or other nominees.

B.	Related Party Transactions

See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Related Party Transactions” above.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 are included in Item 18 of this Annual Report. The audit report of KPMG LLP is included herein immediately preceding the audited consolidated financial statements.

Legal Proceedings

We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations, nor are any such proceedings known by us to be contemplated.

We are not aware of any penalties or sanctions imposed by a court or securities regulatory authority or other regulatory body against us, nor have we entered into any settlement agreements before a court or with a securities regulatory authority.

Dividend Policy

The Company has not, since its inception, declared or paid any dividends on the Common Shares. We intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying dividends on the Common Shares. Any determination to pay dividends in the future will be at the discretion of our Board and will depend on many factors, including, among others, our financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that our Board may deem relevant.

B.	Significant Changes

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the fiscal year ended December 31, 2021.

ITEM 9 THE OFFER AND LISTING

A.	Offer and Listing Details

Our Common Shares are listed and posted for trading on the TSX under the trading symbol “GTMS” and on Nasdaq under the trading symbol “GBNH”.

As of the date of this Annual Report, our authorized capital consisted of an unlimited number of Common Shares without par value and an unlimited number of preferred shares. Our issued and outstanding Common Shares are fully paid and non-assessable. No preferred shares are issued and outstanding.

Our Common Shares are in registered form and the transfer of our Common Shares is managed by our transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1, Canada.

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A, “The Offering and Listing—Offer and Listing Details”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Incorporation

Set out below is a description of our Articles, our by-laws and of the OBCA (as currently in effect) related to our Articles. Our Articles and our by-laws are filed as exhibits to this Annual Report.

Incorporation

Greenbrook is organized under the OBCA. Greenbrook’s Ontario corporation number is 2619814.

Objects and Purposes of our Company

Our Articles do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our Articles of the business that we may carry on.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Neither our Articles nor our By-Laws restrict our directors’ power to: (a) vote on a proposal, arrangement or contract in which the directors are materially interested; (b) to vote with regard to compensation payable to themselves or any other members of their body in the absence of an independent quorum; or (c) borrow money. Additionally, a director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the OBCA to become, act or continue to act as a director.

Share Rights

The holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each Common Share held at such meetings.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions attaching to the Common Shares are contained in our Articles and such rights, privileges, restrictions and conditions may be changed by amending our Articles. In order to amend such Articles, the OBCA requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if we resolve to make certain amendments to our Articles, a holder of Common Shares may dissent with regard to such resolution and, if such shareholder so elects, we would have to pay such shareholder the fair value of the Common Shares so held. The types of amendment that would be subject to dissent rights include without limitation: (a) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of our shares; and (b) to add, remove or change any restriction upon the business that we may carry on or upon the powers we may exercise.

Meetings

Each director holds office until our next annual general meeting or until his or her office is earlier vacated in accordance with the provisions of the OBCA. A director appointed or elected to fill a vacancy on our Board also holds office until our next annual general meeting.

Annual meetings of our shareholders must be held at such time in each year not more than fifteen (15) months after the last annual meeting, as the Board may determine. Pursuant to our by-laws, notice of the time and place of a meeting of shareholders must be sent not less than thirty (30) days and not more than fifty (50) days, before such meeting.

The only persons entitled to attend a meeting of our shareholders are voting persons, the directors, the auditor and, if any, the chairperson, the managing director and the President, as well as others permitted by the chairperson of the meeting.

The OBCA provides that our shareholders may requisition a special meeting in accordance with the OBCA. The OBCA provides that the holders of not less than five (5) percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a special meeting of shareholders for the purposes stated in the requisition.

Under our by-laws, the quorum for the transaction of business at a meeting of our shareholders is one person present and entitled to vote at the meeting that holds or represents not less than 33 1/3% of the votes attached to the outstanding Common Shares entitled to vote at the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or Ontario, or in our Articles or by-laws.

Change in Control

There are no provisions in our Articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of us, and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

Ownership Threshold

Neither our by-laws nor our Articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. In addition, securities legislation in Canada requires that we disclose in our management information circular for our annual meeting and certain other disclosure documents filed by us under such legislation, holders who beneficially own more than ten (10) percent of our issued and outstanding Common Shares.

Advance Notice By-Laws

We have included certain advance notice provisions with respect to the election of our directors in our by-laws (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (a) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings of our shareholders; (b) ensure that all of our shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (c) allow our shareholders to register an informed vote. Only persons who are nominated by our shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of our shareholders, or at any special meeting of our shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder of the Company wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include (a) in the case of an annual meeting of our shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of our shareholders; provided that, if the first public announcement of the date of the annual meeting of our shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date and (b) in the case of a special meeting (which is not also an annual meeting) of our shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

Exclusive Forum

Article 12 of our by-laws provides that, subject to our consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action or proceeding asserting a claim of a fiduciary duty owed by any director, officer or other employee of the Company to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA or the Articles or the by-laws of the Company (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the “affairs”, as defined in the OBCA, of the Company. Under the terms of our by-laws, any investor purchasing any interest in our Common Shares shall be deemed to have notice of and consented to the foregoing forum selection provisions.

The foregoing forum selection provisions would apply to all actions described above, which may include actions that arise under the U.S. Securities Act or the U.S. Exchange Act. However, Section 27 of the U.S. Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the U.S. Exchange Act or the rules and regulations thereunder, and Section 22 of the U.S. Securities Act provides for concurrent U.S. federal and state court jurisdictions over actions under the U.S. Securities Act and the rules and regulations thereunder, subject to a limited exception for certain “covered class actions” as defined in Section 16 of the U.S. Securities Act and interpreted by U.S. courts. Accordingly, there is uncertainty whether a U.S. court would enforce our forum selection clause in a lawsuit that alleges violation of the U.S. Exchange Act and/or the U.S. Securities Act, and investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

See Item 3.D, “Key Information—Risk Factors—Risks Relating to Ownership of Common Shares—Our by-laws designate the Superior Court of Justice of the Province of Ontario, Canada, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders’ ability to choose a favorable judicial forum for disputes with us or our directors or officers under U.S. securities laws”.

C.	Material Contracts

Except for contracts entered into in the ordinary course of business, the following are our only material agreements to which the Company or any member of the group is a party, for the two years immediately preceding the date of this Annual Report (the “Material Contracts”):

◾	Investor Rights Agreement.
◾	Registration Rights Agreement.
◾	Credit Agreement.

Investor Rights Agreement and Registration Rights Agreement

See 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Related Party Transactions” above.

Credit Agreement

See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” above.

D.	Exchange Controls

We are not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the Common Shares. There are no limitations under the laws of Canada or by the charter or our other constituent documents, except the Investment Canada Act which may require review and approval by the Minister of Industry (Canada) of certain acquisition of control of us by non-Canadians. The threshold for acquisitions of control is generally defined as being one-third or more of our voting shares. If the investment is potentially injurious to national security it may be subject to review under the Investment Canada Act notwithstanding the percentage interest acquired or amount of the investment. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder who is a beneficial owner of our Common Shares and who, at all relevant times, (i) is not, and is not deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, (ii) is resident in the United States for purposes of the Treaty (as defined below) and is fully entitled to all benefits of the Treaty, (iii) deals at arm’s length and is not affiliated with us for purposes of the Tax Act, and (iv) holds our Common Shares as capital property for purposes of the Tax Act and does not use or hold, and is not deemed to use or hold, our Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada (a “U.S. Resident Holder”). Special rules, which are not discussed in this summary, may apply to a U.S. Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our Common Shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our Common Shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our Common Shares is made. Accordingly, holders and prospective holders of our Common Shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our Common Shares in their particular circumstances.

Dividends

Dividends paid or credited, or deemed to be paid or credited, on our Common Shares to a U.S. Resident Holder will be subject to Canadian withholding tax. Under the Tax Act, the rate of Canadian withholding tax is 25% of the gross amount of such dividends, which rate is subject to reduction under the Treaty. Under the Treaty, the rate of Canadian withholding tax on dividends paid or credited, or deemed to be paid or credited, on shares of a corporation resident in Canada (such as our Company) to a U.S. Resident Holder is reduced to 15% or, in the case of a U.S. Resident Holder that is a corporation that owns at least 10% of the voting shares of the corporation paying the dividend, the rate is reduced to 5%.

Capital Gains

A U.S. Resident Holder generally will not be subject to tax under the Tax Act in respect of a disposition or deemed disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the U.S. Resident Holder at the time of disposition and the U.S. Resident Holder is not entitled to relief under the Treaty. Generally, a Common Share will not constitute “taxable Canadian property” of a U.S. Resident Holder at a particular time provided that the Common Share is listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and the Nasdaq) at that time, unless, at any time during the 60-month period that ends at that time, both: (i) one or any combination of (a) the U.S. Resident Holder, (b) persons with whom the U.S. Resident Holder does not deal at arm’s length for purposes of the Tax Act and (c) partnerships in which the U.S. Resident Holder or a person described in (b) holds a membership interest (directly or indirectly through one or more partnerships), own 25% or more of the issued shares of any class or series of our Company, and (ii) more than 50% of the fair market value of the Common Share was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) “timber resource properties” (as defined in the Tax Act), (c) “Canadian resource properties” (as defined in the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a Common Share may be deemed to be “taxable Canadian property”.

In the case of a U.S. Resident Holder for whom our Common Shares constitute “taxable Canadian property”, no Canadian taxes will generally be payable on a capital gain realized on the disposition or deemed disposition of such shares by reason of the Treaty, unless the value of such shares is derived principally from “real property situated in Canada” for purposes of the Treaty at the time of the disposition. U.S. Resident Holders for whom Common Shares may constitute “taxable Canadian property” should consult their own tax advisor.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations relating to the ownership and disposition of Common Shares. This summary is based upon the Code, the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial authorities, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address the tax on net investment income or the alternative minimum tax, any other federal tax considerations (such as estate or gift taxation), or any tax considerations arising under the laws of any state, locality, or non-U.S. taxing jurisdiction.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a holder of Common Shares in light of such holder’s circumstances. In particular, this discussion applies only to holders of Common Shares that hold such shares as “capital assets” (generally, property held for investment purposes), and it does not address the special tax rules that may apply to special categories of taxpayers, including, without limitation:

●	securities broker-dealers;
●	persons that hold Common Shares as part of a hedging or integrated financial transaction or straddle;
●	U.S. expatriates;
●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
●	persons that are owners of an interest in a partnership or other passthrough entity that holds Common Shares;
●	partnerships or other passthrough entities;
●	real estate investment trusts;
●	regulated investment companies;
●	pension plans, retirement plans, retirement accounts, and other tax-deferred accounts;
●	financial institutions;

●	insurance companies;
●	traders that have elected a mark-to-market method of accounting;
●	tax-exempt organizations;
●	persons that own or have owned, directly, indirectly, or constructively, more than 5% of the Common Shares;
●	passive foreign investment companies, controlled foreign corporations, and corporations that accumulate earnings to avoid U.S. federal income tax; and
●	persons who received their Common Shares upon the exercise of employee stock options or otherwise as compensation.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares who is, for U.S. federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;
●	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust (i) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

For purposes of this summary, a “Non-U.S. Holder” is any person who is a beneficial owner of Common Shares who is not a U.S. Holder and is not a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding Common Shares are urged to consult their own tax advisers regarding the tax consequences relating to the ownership and disposition of Common Shares.

This summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular shareholder. Shareholders are urged to consult their own tax advisers regarding the tax consequences of the ownership and disposition of Common Shares in light of their particular circumstances, as well as the tax consequences under state, local, and non-U.S. tax law and the possible effect of changes in tax law.

Tax Residence of the Company for U.S. Federal Income Tax Purposes

Although the Company is organized as a corporation under the OBCA, the Company takes the position that it is treated as a U.S. domestic corporation for all U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations thereunder. Accordingly, the Company generally will be subject to U.S. federal income tax on its worldwide income. The remainder of this summary assumes that the Company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

Taxation of U.S. Holders

Distributions on Common Shares

As discussed above under Item 8.A, “Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy”, the Company does not currently anticipate paying dividends on the Common Shares. In the event that the Company makes a distribution on Common Shares, the gross amount of such distribution (including any amount withheld to pay Canadian withholding taxes) generally will be treated as a dividend to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A distribution on Common Shares in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in such Common Shares and, to the extent in excess of adjusted basis, as capital gain, which will be subject to the rules discussed below under “—Sale or Other Taxable Disposition of Common Shares” below. Dividends received by individuals and other non-corporate U.S. Holders generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements. Dividends received by corporate U.S. Holders may qualify for the dividends received deduction, subject to various limitations.

As discussed above under “—Canadian Federal Income Tax Considerations” immediately below, dividends paid by the Company to U.S. Holders generally will be subject to Canadian withholding tax, subject to reduction under an applicable income tax treaty. For U.S. foreign tax credit purposes, such dividends generally will not constitute foreign-source income for U.S. foreign tax credit purposes, based on the treatment of the Company as a U.S. domestic corporation under Section 7874 of the Code, as described above. Therefore, a U.S. Holder may not be permitted to claim a U.S. foreign tax credit for any such Canadian withholding tax, unless such U.S. Holder has sufficient foreign-source income from other sources and certain other conditions are met.

The foreign tax credit rules are complex, and U.S. Holders of Common Shares are urged to consult their own tax advisers regarding the availability of foreign tax credits and the U.S. federal income tax treatment of distributions on Common Shares in light of their particular circumstances.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder who sells, exchanges, or otherwise disposes of Common Shares in a taxable transaction will recognize a gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Common Shares for more than one year at the time of the sale or other taxable disposition. For non-corporate U.S. Holders, long-term capital gains recognized in connection with a sale or other taxable disposition of Common Shares generally will be taxed at preferential capital gain rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. U.S. Holders are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of the sale, exchange, or other taxable disposition of Common Shares in light of their particular circumstances.

Receipt of Foreign Currency

The U.S. dollar value of any cash payment in Canadian dollars to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S. Holder generally will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally would be U.S.-source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding

Dividend payments with respect to Common Shares and proceeds from the sale or other taxable disposition of Common Shares generally will be subject to information reporting to the IRS and possible backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Taxation of Non-U.S. Holders

Distributions on Common Shares

As discussed above under Item 8.A, “Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy”, the Company does not currently anticipate paying dividends on the Common Shares. In the event that the Company makes a distribution on Common Shares, the gross amount of such distribution generally will be treated as a dividend to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A distribution on Common Shares in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in such Common Shares and, to the extent in excess of adjusted basis, as capital gain, which will be subject to the rules discussed below under “—Sale or Other Taxable Disposition of Common Shares” immediately below.

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate as is specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisers regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate as is specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders are urged to consult their own tax advisers regarding any applicable income tax treaties that may provide for different rules.

Sale or Other Taxable Disposition of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon a sale, exchange, or other taxable disposition of Common Shares unless:

●	the gain is effectively connected with the holder’s conduct of a trade or business within the United States and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the holder in the United States, in which case, the holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to U.S. persons (and a corporate holder may be subject to the additional branch profits tax described above);
●	the holder is an individual that is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case, the holder generally will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S.-source capital losses, if any, realized during the same taxable year; or
●	the Company is or was a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for the Common Shares.

Generally, a corporation is a United States real property holding corporation if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The determination of whether the Company is a United States real property holding corporation is made from time to time and depends on the relative fair market values of its assets. Although the Company does not expect to be classified as a United States real property holding corporation, it has made no determination as to whether it is currently treated as a United States real property holding corporation. Thus, there can be no assurance in this regard. If the Company were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally would not apply to a Non-U.S. Holder whose holdings, directly, indirectly, and constructively, constituted 5% or less of our Common Shares at all times during the applicable period, provided that our Common Shares are “regularly traded on an established securities market” (as provided in applicable Treasury Regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our Common Shares will be regularly traded on an established securities market for purposes of the rules described above. If a Non-U.S. Holder is subject to U.S. federal income tax pursuant to these rules, any gains on the sale or other disposition of such Common Shares would be taxed on a net income basis at the graduated rates applicable to U.S. persons, and the holder would be required to file a U.S. tax return with respect to such gains. Non-U.S. Holders are urged to consult their own tax advisers regarding the possible adverse U.S. federal income tax consequences to them if the Company is, or were to become, a United States real property holding corporation.

Information Reporting and Backup Withholding

Backup withholding will not apply to payments of dividends on our Common Shares to a Non-U.S. Holder, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the Non-U.S. Holder either provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a U.S. person or otherwise qualifies for an exemption. However, the applicable withholding agent generally will be required to report to the IRS and to such Non-U.S. Holder payments of dividends on our Common Shares and the amount of U.S. federal income tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of a treaty or agreement.

The gross proceeds from the sale or other disposition of our Common Shares may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of our Common Shares outside the United States through a non-U.S. office of a non-U.S. broker and the sale or disposition proceeds are paid to the Non-U.S. Holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sale or disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our Common Shares through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a U.S. person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payment of the proceeds of a sale or other disposition of our Common Shares to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a U.S. person (and the applicable withholding agent does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise qualifies for an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements Under FATCA

Under Sections 1471 through 1474 of the Code, and the Treasury Regulations and administrative guidance thereunder (“FATCA”), withholding tax may apply to certain types of payments made to “foreign financial institutions” (as defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on the Common Shares paid to a foreign financial institution or to a non-financial foreign entity, unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States may be subject to different rules. Under certain circumstances, a shareholder might be eligible for refunds or credits of such taxes. Proposed Treasury Regulations would eliminate the requirement to withhold tax under FATCA on gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The IRS has announced that taxpayers are permitted to rely on the proposed regulations until final Treasury Regulations are issued. Non-U.S. Holders are encouraged to consult their own tax advisers regarding the effect of FATCA on their investment in Common Shares in light of their particular circumstances.

F.	Dividends and Paying Agents

The Company has not, since its inception, declared or paid any dividends on the Common Shares. We intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying dividends on the Common Shares. Any determination to pay dividends in the future will be at the discretion of our Board and will depend on many factors, including, among others, our financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that our Board may deem relevant. Any procedures for non-resident holders to claim dividends and any paying agents will be determined at a later date.

G.	Statement by Experts

The consolidated financial statements as of December 31, 2021, 2020 and 2019, the related consolidated statements of loss and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2021, and the changes in shareholders’ equity for each of the three years in the period ended December 31, 2021 and a summary of significant accounting policies and other explanatory information included in this Annual Report have been audited by KPMG LLP, Chartered Professional Accountants, 100 New Park Place Number 1400, Vaughan, Ontario, L4K 0J3, an independent registered public accounting firm, as stated in their reports appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their consent and authority as experts in accounting and auditing.

H.	Documents on Display

This Annual Report and the related exhibits are available for viewing at the offices of Greenbrook TMS Inc., 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4, telephone: (416) 322-9700. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (Ontario) are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.

The SEC maintains an Internet site (http://www.sec.gov) that makes available reports and other information that the Company files or furnishes electronically with it. The Company’s Internet site can be found at www.greenbrooktms.com. The information on our website is not incorporated by reference into this Annual Report and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only.

I.	Subsidiary Information

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Risks and Uncertainties”.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Disclosure Controls & Procedures and Internal Control Over Financial Reporting” above.

Item 16AAUDIT COMMITTEE FINANCIAL EXPERT

The Board has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the U.S. Exchange Act. As of the date of this Annual Report, the Audit Committee is comprised of Adrienne Graves, Frank Tworecke and chair Colleen Campbell, each of whom is independent under the Nasdaq rules applicable to listed companies (the “Nasdaq Stock Market Rules”) and Rule 10A-3 under the U.S. Exchange Act. In addition, the Board has determined that Colleen Campbell is an “audit committee financial expert” within the meaning of the rules of the SEC.

Item 16BCODE OF ETHICS

We have adopted a Code of Conduct which is applicable to all directors, officers and employees. All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to any of the officers covered by it, will be promptly posted on our website and provided in print to any shareholder who requests them. The Company’s Code of Conduct is located on its website at www.greenbrooktms.com under the heading “Investor Relations—Governance”.

Item 16CPRINCIPAL ACCOUNTANT FEES AND SERVICES

We incurred the following fees by our external auditor, KPMG LLP, (Vaughan, ON, Canada, Auditor Firm ID: 85) during the periods provided below.

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Audit Fees(1)	$1,268,756	$879,220
Audit-Related Fees(2)	$123,138	$—
Tax Fees(3)	$307,959	$220,146
All Other Fees	$—	$—
Total Fees	$1,699,853	$1,099,366

Notes:

(1)	Consist of fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and consultations related to accounting matters impacting the consolidated financial statements.
(2)	Consists primarily of fees related to the Achieve TMS East/Central Acquisition.
(3)	Consists of fees for tax consultation and compliance services, including indirect taxes.

The written charter of the Audit Committee provides that the Audit Committee must pre-approve the retaining of the auditors for any audit or non-audit service. The pre-approval process involves management presenting the Audit Committee with a description of any proposed non-audit services. The Audit Committee considers the appropriateness of such services and whether the provision of those services would impact the auditor’s independence. The Audit Committee may delegate to one or more members the authority to pre-approve the retaining of the auditors for any non-audit service to the extent permitted by law, but pre-approval by such member or members so delegated must be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

Item 16DEXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16EPURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16FCHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16GCORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act and its Common Shares are listed on Nasdaq. Rule 5615(a)(3) of Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.

Although the Company currently intends to comply with the Nasdaq corporate governance rules applicable to U.S. domestic companies, the Company may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules.

The Company follows the listing rules of the TSX in respect of private placements instead of the requirements of the Nasdaq Stock Market Rules to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company and certain acquisitions of the shares or assets of another company).

The Company intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of Sarbanes-Oxley, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

As a foreign private issuer, the Company’s directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the U.S. Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the U.S. Exchange Act and related SEC rules.

Item 16HMINE SAFETY DISCLOSURE

Not applicable.

Item 16IDISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

See Item 18, “Financial Statements”.

ITEM 18 FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 are included in this Item 18. The audit report of KPMG LLP is included herein immediately preceding the audited consolidated financial statements.

Consolidated Financial Statements

(Expressed in U.S. dollars)

Greenbrook TMS Inc.

And Report of Independent Registered Public
Accounting Firm thereon

As of December 31, 2021 and December 31, 2020
and for the three years ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Greenbrook TMS Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Greenbrook TMS Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of net loss and comprehensive loss, statements of changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has experienced losses since inception, has negative cash flows from operations, and risks associated with future non-compliance with covenants on loans payable that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2017.

Vaughan, Canada

March 31, 2022

GREENBROOK TMS INC.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2021	2020
		(note 2(e)(ii))
Assets

Current assets:
Cash	$10,699,679	$17,756,742
Restricted cash (note 5)	1,250,000	1,050,000
Accounts receivable, net (note 19(b))	10,997,389	10,708,062
Prepaid expenses and other	1,912,357	1,150,675
Total current assets	24,859,425	30,665,479

Property, plant and equipment (note 6)	1,925,056	1,691,336
Intangible assets (note 7 (a))	9,589,399	5,744,399
Goodwill (note 5, note 7 (b))	6,750,107	3,707,650
Right-of-use assets (note 8)	29,519,706	26,791,544
Total assets	$72,643,693	$68,600,408

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$9,770,640	$9,523,809
Current portion of loans payable (note 10(a))	513,992	1,106,654
Current portion of deferred grant income (note 11)	—	176,746
Current portion of lease liabilities (note 8)	6,557,690	5,169,478
Other payables (note 12)	348,187	250,891
Non-controlling interest loans (note 10(b))	85,214	77,137
Deferred and contingent consideration (note 13)	1,250,000	11,369,429
Total current liabilities	18,525,723	27,674,144

Loans payable (note 10(a))	13,052,641	15,098,560
Deferred grant income (note 11)	—	200,567
Lease liabilities (note 8)	24,475,997	22,743,395
Total liabilities	56,054,361	65,716,666

Shareholders' equity:
Common shares (note 14)	98,408,917	60,129,642
Contributed surplus (note 15)	4,204,280	3,348,636
Deficit	(85,285,760)	(60,201,976)
Total shareholders’ equity excluding non-controlling interest	17,327,437	3,276,302
Non-controlling interest (note 23)	(738,105)	(392,560)
Total shareholders' equity	16,589,332	2,883,742

Basis of preparation and going concern (note 2)
Contingencies (note 16)

Total liabilities and shareholders’ equity	$72,643,693	$68,600,408

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Colleen Campbell	Director

/s/ Bill Leonard	Director

GREENBROOK TMS INC.

Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,	December 31,
	2021	2020	2019
Revenue:
Service revenue	$52,198,084	$43,129,179	$35,685,531

Expenses:
Direct center and patient care costs	27,592,735	21,743,256	17,368,894
Other regional and center support costs (note 24)	19,044,324	16,245,699	9,828,447
Depreciation (notes 6 and 8)	5,839,006	5,708,210	4,031,375
	52,476,065	43,697,165	31,228,716

Regional operating (loss) income	(277,981)	(567,986)	4,456,815

Center development costs	862,386	529,933	1,466,119
Corporate, general and administrative expenses (note 24)	20,666,954	15,145,361	16,371,346
Share-based compensation (note 15)	879,439	591,384	690,230
Amortization (note 7)	555,000	463,332	122,269
Interest expense	4,761,443	2,806,286	1,822,442
Interest income	(14,689)	(20,990)	(163,302)
Earn-out consideration (note 13)	—	10,319,429	—
Forgiveness of loan payable (note 10(a))	(3,128,596)	—	—

Loss before income taxes	(24,859,918)	(30,402,721)	(15,852,289)

Income tax expense (note 18)	—	—	—

Loss for the year and comprehensive loss	$(24,859,918)	$(30,402,721)	$(15,852,289)

(Loss) income for the year attributable to:
Non-controlling interest (note 23)	$(108,430)	$(739,181)	$57,590
Common shareholders of Greenbrook TMS	(24,751,488)	(29,663,540)	(15,909,879)
	$(24,859,918)	$(30,402,721)	$(15,852,289)
Net loss per share (note 22):
Basic	$(1.60)	$(2.32)	$(1.48)
Diluted	$(1.60)	$(2.32)	$(1.48)

See accompanying notes to consolidated financial statements.

GREENBROOK TMS INC.

Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars, unless otherwise stated)

					Non-
	Common shares		Contributed		controlling	Total
Year ended December 31, 2019	Number[1]	Amount	surplus	Deficit	interest	equity
Balance, December 31, 2018	9,504,875	$26,882,622	$1,745,079	$(14,531,401)	$544,465	$14,640,765
Loss for the period and comprehensive loss	—	—	—	(15,909,879)	57,590	(15,852,289)
Issuance of common shares – financing (note 14)	1,881,800	20,604,207	355,660	—	—	20,959,867
Issuance of common shares – acquisition (note 13, note 14)	286,347	2,611,044	—	—	—	2,611,044
Exercise of stock options (note 14)	10,667	87,883	(33,717)	—	—	54,166
Share-based compensation (note 15)	—	—	690,230	—	—	690,230
Distributions to non-controlling interest	—	—	—	—	(562,650)	(562,650)
Non-controlling interest subsidiary investment (note 23)	—	—	—	—	405,000	405,000
Balance, December 31, 2019	11,683,689	$50,185,756	$2,757,252	$(30,441,280)	$444,405	$22,946,133

					Non-
	Common shares		Contributed		controlling	Total
Year ended December 31, 2020	Number[1]	Amount	surplus	Deficit	interest	equity
					(note 23)
Balance, December 31, 2019	11,683,689	$50,185,756	$2,757,252	$(30,441,280)	$444,405	$22,946,133
Loss for the period and comprehensive loss	—	—	—	(29,663,540)	(739,181)	(30,402,721)
Issuance of common shares (note 14)	1,818,788	9,943,886	—	—	—	9,943,886
Share-based compensation (note 15)	—	—	591,384	—	—	591,384
Distributions to non-controlling interest	—	—	—	—	(143,500)	(143,500)
Acquisition of subsidiary non-controlling interest (note 23)	—	—	—	(97,156)	45,716	(51,440)
Balance, December 31, 2020	13,502,477	$60,129,642	$3,348,636	$(60,201,976)	$(392,560)	$2,883,742

(1)	Reflects the Company’s share consolidation on February 1, 2021 (Note 2(e)).

GREENBROOK TMS INC.

Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars, unless otherwise stated)

					Non-
	Common shares		Contributed		controlling	Total
Year ended December 31, 2021	Number[1]	Amount	surplus	Deficit	interest	equity
					(note 23)
Balance, December 31, 2020	13,502,477	$60,129,642	$3,348,636	$(60,201,976)	$(392,560)	$2,883,742
Loss for the period and comprehensive loss	—	—	—	(24,751,488)	(108,430)	(24,859,918)
Issuance of common shares (note 14)	4,292,108	38,203,671	—	—	—	38,203,671
Exercise of stock options (note 14)	5,500	46,875	(18,125)	—	—	28,750
Share-based compensation (note 15)	—	—	879,439	—	—	879,439
Redemption of warrants (note 14)	1,800	28,729	(5,670)	—	—	23,059
Distributions to non-controlling interest	—	—	—	—	(508,000)	(508,000)
Acquisition of subsidiary non-controlling interest (note 23)	—	—	—	(351,670)	143,259	(208,411)
Non-controlling interest subsidiary investment (note 23)	—	—	—	19,374	127,626	147,000
Balance, December 31, 2021	17,801,885	$98,408,917	$4,204,280	$(85,285,760)	$(738,105)	$16,589,332

(1)	Reflects the Company’s share consolidation on February 1, 2021 (Note 2(e)).

See accompanying notes to consolidated financial statements.

GREENBROOK TMS INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,	December 31,
	2021	2020	2019
Cash provided by (used in)		(note 2(e)(ii))	(note 2(e)(ii))

Operating activities:
Loss for the year	$(24,859,918)	$(30,402,721)	$(15,852,289)
Adjusted for:
Amortization	555,000	463,332	122,269
Depreciation	5,839,006	5,708,210	4,031,375
Interest expense	4,761,443	2,806,286	1,822,442
Interest income	(14,689)	(20,990)	(163,302)
Share-based compensation	879,439	591,384	690,230
Transaction costs	—	—	385,674
Non-cash transactions	—	(51,440)	268,215
Earn-out consideration	—	10,319,429	—
Forgiveness of loan payable (note 10(a))	(3,128,596)	—	—
Change in non-cash operating working capital:
Accounts receivable	(289,327)	(616,975)	(2,959,426)
Prepaid expenses and other	(425,751)	762,069	129,992
Accounts payable and accrued liabilities	246,831	2,511,960	2,952,451
Provisions	—	(18,792)	18,792
Other payables	97,296	—	—
	(16,339,266)	(7,948,248)	(8,553,577)

Financing activities:
Net proceeds on issuance of common shares (note 14)	35,107,872	9,943,886	20,604,207
Net proceeds on issuance of special warrants	—	—	355,660
Net proceeds on exercise of stock options	28,750	—	54,166
Interest paid	(4,435,021)	(2,750,988)	(1,816,464)
Broker warrants exercised	23,059	—	—
Bank loans advanced (note 10(a))	—	18,080,760	89,096
Finance costs incurred (note 10(a))	(29,493)	(1,411,364)	—
Bank loans repaid (note 10(a))	(174,536)	(84,634)	(118,727)
Principal repayment of lease liabilities	(5,600,683)	(4,630,828)	(3,503,293)
Net non-controlling interest loans advanced (repaid)	8,077	7,463	(11,496)
Distribution to non-controlling interest	(508,000)	(143,500)	(562,650)
	24,420,025	19,010,795	15,090,499

Investing activities:
Acquisitions, net of cash acquired (note 5)	(6,585,931)	—	(7,298,086)
Decrease (increase) in restricted cash (note 5)	(200,000)	224,402	(1,274,402)
Deferred and contingent consideration paid (note 13)	(8,273,630)	(224,402)	–
Purchase of property, plant and equipment	(31,539)	—	(836,131)
Interest received	14,689	20,990	163,302
Acquisition of subsidiary non-controlling interest	(208,411)	—	—
Non-controlling interest subsidiary investment	147,000	—	—
	(15,137,822)	20,990	(9,245,317)

Increase (decrease) in cash	(7,057,063)	11,083,537	(2,708,395)

Cash, beginning of year	17,756,742	6,673,205	9,381,600

Cash, end of year	$10,699,679	$17,756,742	$6,673,205

See accompanying notes to consolidated financial statements.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy and other treatment modalities for the treatment of depression and related psychiatric services.

Our head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4. Our United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, USA, 22102.

2.	Basis of preparation:
(a)	Going concern:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the basis of presentation outlined in note 2(b) on the assumption that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced losses since inception and has negative cash flow from operating activities of $16.3 million for the year ended December 31, 2021 ($7.9 million – year ended December 31, 2020; $8.6 million – year ended December 31, 2019).

On December 31, 2020, the Company entered into a credit and security agreement (the “Credit Agreement”) for a $30 million secured credit facility (the “Credit Facility”) with Oxford Finance LLC (the “Lender”) (see note 10(a)). The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. The terms of the Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests (note 10 (a) (ii)). Based on the Company’s projections, the Company may be required to raise additional financing to remain in compliance with the covenants of the Credit Agreement. A failure to comply with these covenants, or failure to obtain a waiver for any non-compliance, would result in an event of default under the Credit Agreement and would allow the Lender to accelerate repayment of the debt, which could materially and adversely affect the business, results of operations and financial condition of the Company.

Although the Company believes it will become cash flow positive in the future, the timing of this is uncertain. The Company has historically been able to obtain financing from supportive shareholders and other sources when required. The Company will require additional financing to fund its operating and investing activities and such additional financing is required in order for the Company to repay its short-term obligations. These conditions indicate the existence of substantial doubt as to the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the consolidated statements of financial position classification used, and these adjustments may be material.

133

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

2.	Basis of preparation (continued):
(b)	Statement of compliance:

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The significant accounting policies described below have been applied consistently to all periods presented.

These consolidated financial statements were approved by the board of directors of the Company (the “Board”) and authorized for issue by the Board on March 31, 2022.

(c)	Basis of measurement:

These consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

Presentation of the consolidated statements of financial position differentiates between current and non-current assets and liabilities. The consolidated statements of net loss and comprehensive loss are presented using the function classification of expense.

Regional operating income presents regional operating income on an entity-wide basis and is calculated as total revenue less direct center and patient care costs, other regional and center support costs, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments and other modalities to patients and the cost of the Company’s regional patient acquisition strategy.

(d)	Basis of consolidation:

The consolidated financial statements comprise the accounts of Greenbrook TMS Inc., the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has all of the following:

(i)	power over the investee;

(ii)exposure, or rights, to variable returns from its involvement with the investee; and

(iii)the ability to use its power over the investee to affect the amount of the investor’s returns.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

2.	Basis of preparation (continued):

When the Company has control over a subsidiary but does not own 100%, this gives rise to non-controlling interest. Non-controlling interest arises from partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain center subsidiaries.

Changes in the Company’s interest in a subsidiary that does not result in a loss of control are accounted for as equity transactions.

(e)	Comparative information
(i)	Share consolidation

On January 12, 2021, the shareholders of the Company approved a special resolution for an amendment to the Company’s articles and authorized a consolidation (the “Share Consolidation”) of the Company’s common shares on the basis of a ratio that would permit the Company to qualify for a secondary listing on the NASDAQ Stock Market LLC (“Nasdaq”). On January 12, 2021, following the shareholder approval of the Share Consolidation, the Board authorized the implementation of the Share Consolidation on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares. The Share Consolidation was completed on February 1, 2021 and resulted in the number of issued and outstanding common shares being reduced from approximately 67.5 million to approximately 13.5 million, on a non-diluted basis, and no fractional common shares were issued as a result of the Share Consolidation. Any fractional interest in common shares that would otherwise have resulted from the Share Consolidation were rounded up to the next whole common share, if the fractional interest was equal to or greater than one-half of a common share, and rounded down to the next whole common share if the fractional interest was less than one-half of a common share.

Effective on the date of the Share Consolidation, the exercise price and number of common shares issuable upon the exercise of outstanding stock options, warrants and other outstanding convertible securities were proportionately adjusted to reflect the Share Consolidation in accordance with the terms of such securities for the holders of such instruments.

The Company has retrospectively presented the number of common shares, options and warrants on a post-Share Consolidation basis in these consolidated financial statements.

(ii)	Restricted cash

Comparative figures have been updated to reflect immaterial reclassification adjustments to present restricted cash as a separate asset from cash in the consolidated statement of financial position as of December 31, 2020, and to present changes in restricted cash balances as an investing activity in the consolidated statement of cash flow for the years ended December 31, 2020 and 2019. The amount reclassed from cash to restricted cash was $1,050,000 as of December 31, 2020 and $1,274,402 as of December 31, 2019.

(f)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

2.	Basis of preparation (continued):

The uncertainties around the outbreak of COVID-19 requires the use of judgments and estimates which resulted in no material impacts for the period ended December 31, 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: goodwill and intangible assets, right-of-use assets, impairment, business combinations, litigation and claims.

Significant estimates in connection with these consolidated financial statements include the measurement and determination of the transaction price in the estimation of revenue and accounts receivable, estimated useful life of property, plant and equipment; estimated value and useful life of intangible assets; amounts recorded as accrued liabilities; amounts recorded as performance share units, deferred income taxes provisions; goodwill; assessment of contingent consideration; inputs used in the valuation of warrants and stock options granted; and the estimate of lease terms.

Significant judgments in connection with these consolidated financial statements include assessment of control of subsidiaries; assessment of conditions relating to the Company’s ability to continue as a going concern; determination of functional currency; determination of whether a contract is or contains a lease; and determination of the incremental borrowing rate used to measure lease liabilities.

(g)	Functional and reporting currency:

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the consolidated statements of financial position dates. Non-monetary assets and liabilities are translated at rates prevailing at the dates of acquisition. Expenses are translated at the average rate of exchange in effect during the month the transaction occurred.

3.	Significant accounting policies:
(a)	Operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker of the Company. The chief operating decision maker, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive committee consisting of the President and Chief Executive Officer, the Chief Financial Officer and the Interim Chief Financial Officer.

As the chief operating decision maker evaluates performance using entity-wide metrics, the Company has one reportable segment, which is outpatient mental health service centers.

(b)	Business combinations:

The Company accounts for business combinations using the acquisition method of accounting. The total purchase price is allocated to the assets acquired and liabilities assumed based on fair values as at the date of acquisition. Goodwill as at the date of acquisition is measured as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquired company over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. Any non-controlling interest in the acquired company are measured at the non-controlling interests’ proportionate share of the identifiable assets and liabilities of the acquired business.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

3.	Significant accounting policies (continued):

Best estimates and assumptions are used in the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date. These estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. On conclusion of the measurement period or final determination of the values of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of net loss and comprehensive loss in the period in which the adjustments were determined.

Any deferred and contingent consideration is measured at fair value at the date of acquisition. During the measurement period, which may be up to one year from the business combination date and on conclusion of the measurement period, if an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and the settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration is recognized as part of the consolidated statements of net loss and comprehensive loss in the period in which the adjustments were determined.

(c)	Impairment of non-financial assets:

The Company assesses, at each reporting date, whether there is an indication that a non-financial asset may be impaired. If any indication exists, the Company estimates the recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use.

Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm’s-length transaction between knowledgeable, willing parties, less the costs of disposal. Costs of disposal are incremental costs directly attributable to the disposal of an asset and related income tax expense.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in the consolidated statements of net loss and comprehensive loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset (except goodwill) is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Goodwill acquired in business combinations is allocated to cash generating units (“CGUs”) (or groups of CGUs) that are expected to benefit from the synergies of the combination. The determination of CGUs and the level at which goodwill is monitored requires judgment by management. Goodwill is tested annually for impairment and as required when impairment indicators exist, by comparing the carrying value of the CGUs against the recoverable amount.

(d)Cash:

Cash includes cash on hand and cash held with financial institutions.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

3.	Significant accounting policies (continued):
(e)	Revenue recognition:

Service fee revenue is recognized at a point in time upon the performance of services under contracts with customers and represents the consideration to which the Company expects to be entitled. Service fee revenue is determined based on net patient fees, which includes estimates for contractual allowances and discounts. Net patient fees are estimated using an expected value approach where management considers such variables as the average of previous net patient fees received by the applicable payor and fees received by other patients for similar services and management’s best estimate leveraging industry knowledge and expectations of third-party payors’ fee schedules. Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.

Variable consideration also exists in the form of settlements with certain insurance companies, including Medicare, as a result of retroactive adjustments due to audits and reviews. The Company applies constraint to the transaction price, such that net revenues are recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future. If actual amounts of consideration ultimately received differ from the Company’s estimates, the Company adjusts these estimates, which would affect net revenues in the period such variances become known.

A key determinant of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) is estimating the transaction price when variable consideration may arise. IFRS 15 allows for the transaction price with variable consideration to be estimated using either the expected value method or the most-likely value method. The Company’s estimates are calculated using the expected value method when using the sum of probability-weighted amounts in a range of possible consideration amounts.

Due to the nature of the industry and complexity of the Company’s revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, the Company uses significant judgment and considers various factors including, but not limited to, the following:

●	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;
●	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;
●	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;
●	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;
●	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

3.	Significant accounting policies (continued):
●	variation in coverage for similar services among various payors and various payor benefit plans.

The Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

The above factors are not related to the creditworthiness of the large medical insurance companies and government-backed health plans encompassing the significant majority of the Company’s payors. The payors (large insurers and government agencies) have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As a result, the adjustment to reduce the transaction price and constrain the variable consideration is a price concession and not indicative of credit risk on the payors (i.e. not a bad debt expense).

(f)	Accounts receivable:

Accounts receivable are non-interest bearing, unsecured obligations due from patients and third-party payors. The Company makes an implicit allowance for potentially uncollectible amounts to arrive at net receivables through its revenue recognition policy. In accordance with IFRS 9, Financial Instruments (“IFRS 9”) the Company evaluates the credit risk on accounts receivable and measures a loss allowance at an amount equal to the expected credit losses for the subsequent 24-month period.

The methodology to arrive at net receivables is reviewed by management periodically. The balance of accounts receivable represents management’s estimate of the net realizable value of receivables after discounts and contractual adjustments.

The Company performs an estimation and review process of methodology and inputs periodically to identify instances on a timely basis where such estimation models need to be revised.

The Company considers a default to be a change in circumstances that results in the payor no longer having the ability and intent to pay. In these circumstances, the Company will recognize a write-off against the related accounts receivable balance and a corresponding bad debt expense.

In estimating the collectability of its accounts receivable, the Company considers macroeconomic factors in assessing accounts receivable. Such factors would need to be significant in order to affect the ability and intent of the Company’s payors given their size and stature. As at December 31, 2021, no such factors were identified and therefore no provision for bad debt was recognized (December 31, 2020 – nil).

(g)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognized over the estimated useful lives of the assets on a straight-line basis, unless stated otherwise, as follows:

Computer equipment	5 years
Furniture and equipment	5 years
Leasehold improvements	Lesser of 5 years or remaining lease term
TMS devices	10 years

The estimated useful lives of the assets and their terminal values are assessed on an annual basis based on historical experience, industry practice and management’s expectations.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

3.	Significant accounting policies (continued):

Expenditures for maintenance and repairs are charged to operations as incurred.

(h)	Intangible assets:

The Company classifies intangible assets, obtained through acquisitions, as definite lived assets. Intangible assets consist of covenants not to compete and a management service agreement with a professional organization. These intangible assets are recorded at cost and are amortized over their estimated useful lives, as follows:

Covenants not to compete	5 years
Management services agreement	15 years

The Company reviews the appropriateness of the amortization period relating to the definite lived intangible assets annually.

(i)	Leases:

At inception of a contract, the Company assesses whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether (i) the contract involves the use of an identified asset, (ii) the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use, and (iii) the Company has the right to direct the use of the identified asset.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. If the Company expects to obtain ownership of the leased asset at the end of the lease, the Company will depreciate the asset over the underlying asset’s estimated useful life.

The lease liability is initially measured at the present value of the lease payments that are due to be paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, the Company’s incremental borrowing rate is used. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment as to whether it will exercise a purchase, extension or termination option.

Variable lease payments that are not included in the measurement of the lease liability are recognized as an operating expense in the consolidated statements of net loss and comprehensive loss.

The Company has elected not to recognize right-of-use assets and lease liabilities in respect of short-term leases that have a lease term of less than 12 months and leases in respect of low-value assets. The Company recognizes the lease payments associated with these leases as an operating expense in the consolidated statements of net loss and comprehensive loss on a straight-line basis over the lease term.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

3.	Significant accounting policies (continued):

The Company makes estimates when considering the length of the lease term, including considering facts and circumstances that can create an economic incentive to exercise an extension option. The Company makes certain qualitative and quantitative assumptions when deriving the value of the economic incentive. Periodically, the Company will reassess whether it is reasonably certain to exercise extension options and will account for any changes at the date of reassessment.

The Company makes judgments in determining whether a contract contains an identified asset and in determining whether or not the Company has the right to control the use of the underlying asset. The Company also makes judgments in determining the incremental borrowing rate used to measure its lease liability in respect of each lease contract. As there are currently no market participants of a similar size and scale as the Company, the incremental borrowing rate is reflective of the interest rate applied historically on loans advanced.

(j)	Government grants:

Interest free or less than market interest government loans or government-backed loans are measured at amortized cost using the effective interest rate method. The interest rate used is based on the market rate for a comparable instrument with a similar term. The difference between the fair value at inception and the loan proceeds received is recorded as a government grant. The grant portion is presented separately as deferred grant income on the consolidated statements of financial position. It is amortized over the useful life of the loan and is deducted against the related interest expense on the consolidated statements of net loss and comprehensive loss.

(k)	Defined contribution pension plan:

A defined contribution pension plan is a post-employment benefit plan under which an entity pays fixed contributions to a separate entity and will have no legal or constructive obligation to pay future amounts. Obligations for contributions to defined contribution pension plans are expensed in the consolidated statements of net loss and comprehensive loss in the periods during which services are rendered by employees.

(l)	Provisions:

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to their present value where the effect is material.

(m)	Contingencies:

Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the Company’s control, or present obligations that are not recognized because it is not probable that an outflow of economic benefit would be required to settle the obligation or the amount cannot be measured reliably.

Contingent liabilities are not recognized but are disclosed in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

3.	Significant accounting policies (continued):
(n)	Financial instruments:

The Company initially measures its financial assets and financial liabilities at fair value and classifies them as financial assets or liabilities at fair value through profit or loss. After initial measurement, financial assets (which include cash and accounts receivable) and liabilities (which include accounts payable and accrued liabilities, lease liabilities, loans payable, non-controlling interest loans payable and deferred and contingent consideration) are subsequently measured at amortized cost using the effective interest rate method, with any resulting premium or discount from the face value being amortized to the consolidated statements of net loss and comprehensive loss. Amortization is recorded using the effective interest rate method.

Financial liabilities that are derivative in nature (which include other payables) that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset are subsequently measured at fair value at each reporting date, with any gain or loss being recorded in the consolidated statements of net loss and comprehensive loss.

The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. Loss allowances for accounts receivable are always measured at an amount equal to the expected credit losses for the subsequent 24-month period. A financial asset carried at amortized cost is considered credit-impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Individually significant financial assets are tested for credit-impairment on an individual basis.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.

Losses are recognized in the consolidated statements of net loss and comprehensive loss. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through the consolidated statements of net loss and comprehensive loss.

(o)	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

●	Level 1 - This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.
●	Level 2 - This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivative instruments in this category are valued using models or other standard valuation techniques derived from observable market inputs.
●	Level 3 - This level includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

3.	Significant accounting policies (continued):
(p)	Share capital:

Common shares are classified as shareholders’ equity. Incremental transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from shareholders’ equity, net any of tax effects.

When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from shareholders’ equity.

Dividends are discretionary and are recognized as distributions within equity upon approval by the Board.

(q)	Share-based compensation:
(i)	Options:

The Company has adopted an omnibus equity incentive plan (the “Equity Incentive Plan”). The Equity Incentive Plan is open to employees, directors, officers and consultants of the Company and its affiliates. For employees, the value of equity-settled options is measured by reference to the fair value of the equity instrument on the date which they are granted. The fair value is recognized as an expense with a corresponding increase in contributed surplus over the vesting period. The Board has the discretion to establish the vesting period for stock options granted.

Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Fair value is calculated using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including the volatility of share prices, forfeiture rate and expected life and changes in subjective input assumptions that can materially affect the fair value estimate. The Company estimates the expected forfeiture rate of equity-settled share-based compensation based on historical experience and management’s expectations.

Consideration received upon the exercise of stock options is credited to share capital, at which time the related contributed surplus is transferred to share capital.

(ii)	Performance share units and restricted share units:

The Company may issue performance share units (“PSUs”) and restricted share units (“RSUs”) under the Equity Incentive Plan to employees, directors and consultants of the Company and its affiliates; however, non-employee directors of the Company are not entitled to receive grants of PSUs. Each tranche in an award of PSUs or RSUs is considered a separate award with its own grant date fair value. The Company, at its discretion, will determine at the time of grant if the applicable PSUs or RSUs, as the case may be, are to be cash-settled or equity-settled.

Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of PSUs or RSUs that eventually vest.

If cash-settled, the fair value of the grants of PSUs and RSUs are recorded in corporate, general and administrative expenses. The fair value is recognized as a liability in the consolidated statements of financial position. The PSUs and RSUs are subsequently remeasured at the end of each reporting period and any changes are recognized as an expense in the consolidated statements of net loss and comprehensive loss until the award is settled.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

3.	Significant accounting policies (continued):

If equity-settled, the fair value of the grants of PSUs and RSUs are recognized as an expense in the consolidated statements of net loss and comprehensive loss. The total amount to be expensed is determined by the fair value of the PSUs and RSUs granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied.

(iii)	Deferred share units:

The Company has adopted a deferred share unit (“DSUs”) plan for its non-employee directors (the “DSU Plan”). Each tranche in an award of DSUs is considered a separate award with its own grant date fair value. Grants of DSUs are recorded at fair value in corporate, general and administrative expenses. As DSUs are cash-settled, the fair value of a DSU is recognized as a liability in the consolidated statements of financial position. The DSUs are subsequently remeasured at the end of each reporting period and any changes are recognized as an expense in the consolidated statements of net loss and comprehensive loss until the award is settled.

(r)	Finance income and finance costs:

Finance income comprises interest income on cash equivalents recognized in the consolidated statements of net loss and comprehensive loss as it accrues, using the effective interest method. Finance costs comprise interest expense on borrowings and lease liabilities that are recognized in the consolidated statements of net loss and comprehensive loss.

(s)	Income taxes:

Income tax expense comprises current and deferred tax. Income tax expense (recovery) is recognized in the consolidated statements of net loss and comprehensive loss. Current income tax expense represents the amount of income taxes payable based on tax law that is enacted or substantively enacted at the reporting date and is adjusted for changes in estimates of tax expense recognized in prior periods. A current tax liability or asset is recognized for income taxes payable, or paid but recoverable, in respect of all years to date.

The Company uses the deferred tax method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the consolidated financial statements’ carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of net loss and comprehensive loss in the year in which the enactment or substantive enactment occurs. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is more likely than not that future taxable income will be available to utilize such amounts. Deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that the related tax benefits will be realized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Company intends to settle its current tax assets and liabilities on a net basis.

In determining the amount of current and deferred taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its tax liabilities for uncertain tax positions are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. The assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

3.	Significant accounting policies (continued):
(t)	Earnings per share:

Basic earnings per common share (“EPS”) is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the net earnings available to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive instruments.

4.	Recent accounting pronouncements:

There are no recent accounting pronouncements that are applicable or that are expected to have a significant impact on the Company.

5.	Business acquisitions:
(a)	Acquisition of Achieve TMS East/Central:

On October 1, 2021, the Company, through its wholly-owned subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition (the “Achieve TMS East/Central Acquisition”) of all of the issued and outstanding membership interests of Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”). The initial aggregate purchase price for Achieve TMS East/Central is estimated to be $7,905,700, excluding Achieve TMS East/Central’s cash and subject to customary working capital adjustments. The Company paid $6,655,700 in cash upon closing of the Achieve TMS East/Central Acquisition and the remaining $1,250,000 is being held in an escrow account, subject to the finalization of the escrow conditions.

In addition, the purchase price payable in respect of the Achieve TMS East/Central Acquisition includes contingent consideration that is subject to a capped earn-out of up to an additional $2,500,000 based on the earnings before interest, tax, depreciation and amortization (“EBITDA”) achieved by Achieve TMS East during the twelve-month period following the closing of the Achieve TMS East/Central Acquisition. All subsequent changes in the fair value of this liability are recognized in the consolidated statements of net loss and comprehensive loss. As at October 1, 2021 and December 31, 2021, the Company estimates the fair value of the purchase price payable in respect to the earn-out to be nil. The amount recognized as at October 1, 2021 and December 31, 2021 is based on management’s best estimate of the earn-out payable and is subject to estimation uncertainty.

The deferred and contingent consideration payable balance related to the Achieve TMS East/Central Acquisition as at December 31, 2021 is $1,250,000, made up of an estimated nil earn-out payable and $1,250,000 in cash is restricted and being held in an escrow account, subject to finalization of the escrow conditions.

The Achieve TMS East/Central Acquisition represents the addition of 17 new TMS centers (each, a “TMS Center”) and strengthens our presence in New England and in the central United States.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

5.	Business acquisitions (continued):

The Achieve TMS East/Central Acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Achieve TMS East/Central Acquisition is preliminary, and is comprised as follows:

Purchase consideration

Cash paid, net of cash acquired ($69,769)	$6,585,931
Deferred and contingent consideration	1,250,000
Working capital adjustment	(104,052)
7,731,879
Net assets acquired

Current assets, excluding cash acquired	460,070
Property, plant and equipment	57,544
Right-of-use assets	2,366,868
Accounts payable and accrued liabilities	(228,193)
Current lease liabilities	(1,152,426)
Long-term lease liabilities	(1,214,441)
Covenants not to compete	550,000
Management services agreement	3,850,000
4,689,422

Goodwill	$3,042,457

As part of the Achieve TMS East/Central Acquisition, the Company acquired a management services agreement (the “Achieve TMS East/Central MSA”) between Achieve TMS East/Central and its clinics, under which it provides management, administrative, financial and other services in exchange for a fee. This Achieve TMS East/Central MSA is the key intangible asset identified as part of the Achieve TMS East/Central Acquisition and drives the value of the business. The Achieve TMS East/Central MSA is valued using the multi-period excess earnings method. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the Achieve TMS East/Central MSA by excluding any cash flows related to contributory assets.

The purchase agreement in respect of the Achieve TMS East/Central Acquisition included a non-compete covenant from the sellers in favour of the Company. Pursuant to this covenant, the sellers are prohibited from competing with Achieve TMS East/Central for a period of five years from the closing date of the Achieve TMS East/Central Acquisition. This intangible asset is valued using the with-and-without method.

From the date of the Achieve TMS East/Central Acquisition up to and including December 31, 2021, Achieve TMS East/Central has contributed service revenues and a net loss of $853,844 and $164,011, respectively.

The purchase price allocation is considered to be preliminary and subsequent adjustments during the measurement period will occur as the Company finalizes the purchase price payable in respect of the earn-out, if any. Goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Achieve TMS East/Central’s operations with the Company, and is allocated to the Achieve TMS East/Central CGU. Goodwill is deductible for tax purposes.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

5.	Business acquisitions (continued):

For the year ended December 31, 2021, $426,006 of Achieve TMS East/Central Acquisition-related costs have been incurred and are included in corporate, general and administrative expenses on the consolidated statements of net loss and comprehensive loss.

The unaudited annual consolidated revenue and loss for the year and comprehensive loss, not including operational synergies, on a proforma basis as if the Company acquired Achieve TMS East/Central as at January 1, 2021, is $54,899,318 and $24,671,142, respectively. This proforma information is for informational purposes only and does not represent actual results of operations for the period presented.

(b)	Acquisition of Achieve TMS West:

On September 26, 2019, the Company, through its wholly-owned subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition (the “Achieve TMS West Acquisition”) of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively “Achieve TMS West”) for a purchase price of $10,772,258, excluding Achieve TMS West’s cash, of which $2,611,044 of the purchase price was satisfied through the issuance of an aggregate of 286,347 common shares of the Company to the vendors and the remainder was settled in cash, less deferred and contingent consideration of $1,274,402. The common shares issued as partial consideration for the purchase price were valued at C$12.10 per common share, based on a price per common share equal to the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five trading days ending two trading days prior to the closing of the Achieve TMS West Acquisition.

In addition, the Achieve TMS West Acquisition was subject to an earn-out based on the earnings before interest, tax, depreciation and amortization (EBITDA) achieved by Achieve TMS West during the twelve-month period following the closing of the Achieve TMS West Acquisition. The value of the purchase price payable, as of the Achieve TMS West Acquisition date was estimated by management at the acquisition date using a probability weighted valuation technique. All subsequent changes in the fair value of this liability were recognized in the consolidated statements of net loss and comprehensive loss. As at the acquisition date, the Company estimated the purchase price payable in respect to the earn-out to be nil. The earn-out payable has since been finalized at $10,319,429 (see note 13).

Achieve TMS West controls and operates a network of TMS Centers that specialize in the provision of TMS therapy for the treatment of depression and related psychiatric services at TMS Centers in California, Oregon and Alaska. The Achieve TMS West Acquisition provides the Company with an increased national footprint and a platform for further West Coast expansion through excellent brand recognition, physician reputation and high visibility within the West Coast TMS community.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

5.	Business acquisitions (continued):

The Acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Achieve TMS West Acquisition is final and is comprised as follows:

Purchase consideration
Cash	$6,886,812
Share issuance	2,611,044
Deferred and contingent consideration	1,274,402
10,772,258
Net assets acquired

Cash	175,346
Current assets	886,392
Capital and other assets	6,321,730
Current liabilities	(1,233,400)
Long-term liabilities	(5,415,460)
Covenants not to compete	310,000
Management services agreement	6,020,000
7,064,608

Goodwill	$3,707,650

On September 26, 2019, Achieve TMS West entered into a management services agreement (the “Achieve TMS West MSA”) with a professional corporation owned by two physicians. Pursuant to the Achieve TMS West MSA, the Company provides the professional corporation with management, administration and support services. This Achieve TMS West MSA is the key intangible asset identified as part of the Achieve TMS West Acquisition and drives the value of the business. The Achieve TMS West MSA is valued using the multi-period excess earnings method.

The purchase agreement in respect of the Achieve TMS West Acquisition included a non-compete covenant from the sellers in favour of the Company. Pursuant to this covenant, the sellers are prohibited from competing with Achieve TMS West for a period of 5 years from the closing date of the Achieve TMS West Acquisition. This intangible asset is valued using the with-and-without method.

The purchase price allocation is final. The goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Achieve TMS’s operations with the Company. Goodwill is deductible for tax purposes.

For the year ended December 31, 2021, nil (December 31, 2020 – nil; December 31, 2019 – $385,674) acquisition-related costs have been incurred related to the acquisition of Achieve TMS West and are included in corporate, general and administrative expenses on the consolidated statements of net loss and comprehensive loss.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

6.	Property, plant and equipment:

	Furniture and	Leasehold
	equipment	improvements	TMS devices	Total
Cost

Balance, December 31, 2019	$175,416	$183,103	$1,792,984	$2,151,503
Additions	—	—	383,200	383,200
Asset disposal	—	—	(50,093)	(50,093)

Balance, December 31, 2020	175,416	183,103	2,126,091	2,484,610
Additions	—	—	544,127	544,127
Additions through business combinations (note 5)	—	—	57,544	57,544
Asset disposal	(59,812)	(3,704)	(191,537)	(255,053)

Balance, December 31, 2021	$115,604	$179,399	$2,536,225	$2,831,228

Accumulated depreciation

Balance, December 31, 2019	$83,408	$5,291	$396,473	$485,172
Depreciation	28,768	25,593	258,154	312,515
Asset disposal	—	—	(4,413)	(4,413)

Balance, December 31, 2020	112,176	30,884	650,214	793,274
Depreciation	27,991	29,297	310,663	367,951
Asset disposal	(59,812)	(3,704)	(191,537)	(255,053)

Balance, December 31, 2021	$80,355	$56,477	$769,340	$906,172

Net book value

Balance, December 31, 2020	$63,240	$152,219	$1,475,877	$1,691,336
Balance, December 31, 2021	35,249	122,922	1,766,885	1,925,056

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

7.	Intangible assets and goodwill:
(a)	Intangible assets:

	Management	Covenant not
	service agreement	to complete	Total
Cost

Balance, December 31, 2019	$6,020,000	$310,000	$6,330,000
Additions	–	–	–

Balance, December 31, 2020	6,020,000	310,000	6,330,000
Additions (note 5)	3,850,000	550,000	4,400,000

Balance, December 31, 2021	$9,870,000	$860,000	$10,730,000

Accumulated amortization

Balance, December 31, 2019	105,907	16,362	122,269
Amortization	401,333	61,999	463,332

Balance, December 31, 2020	507,240	78,361	585,601
Amortization	465,500	89,500	555,000

Balance, December 31, 2021	$972,740	$167,861	$1,140,601

Net book value

Balance, December 31, 2020	$5,512,760	$231,639	$5,744,399
Balance, December 31, 2021	8,897,260	692,139	9,589,399

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

7.	Intangible assets and goodwill (continued):

As a part of the Achieve TMS West Acquisition and the Achieve TMS East/Central Acquisition, the Company acquired goodwill, the management service agreement and covenant not to compete intangible assets (see note 5).

(b)	Goodwill:

Total
Cost
Balance, December 31, 2019	$3,707,650
Additions	—

Balance, December 31, 2020	3,707,650
Additions (note 5)	3,042,457

Balance, December 31, 2021	$6,750,107

Impairment

Balance, December 31, 2019	$—
Impairment	—

Balance, December 31, 2020	—
Impairment	—

Balance, December 31, 2021	$—

Net book value

Balance, December 31, 2020	$3,707,650
Balance, December 31, 2021	6,750,107

The Company has determined that there are three CGUs: Achieve TMS East/Central, Achieve TMS West and the remaining Company operations (“Greenbrook CGU”). As at December 31, 2021, the Achieve TMS East/Central goodwill of $3,042,457 is fully allocated to the Achieve TMS East/Central CGU and the Achieve TMS West goodwill of $3,707,650 is fully allocated to the Achieve TMS West CGU. As at December 31, 2021, the Greenbrook CGU has nil goodwill.

(c)	Impairment of non-financial assets:

During the year ended December 31, 2021 and December 31, 2020, there were no indicators of impairment for the Greenbrook CGU and Achieve TMS East/Central CGU.

The recoverable amounts from the Achieve TMS West CGU were estimated based on an assessment of value-in-use. The value-in-use for the Achieve TMS West CGU is determined by discounting five-year cash flow projections (cash flows beyond the five-year period are extrapolated using perpetuity growth rates). These projections reflect management’s expectations based on experience and future estimates of operating performance. The discount rate is applied to the cash flow projections and are derived from the weighted average cost of capital for the Achieve TMS West CGU.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

7.	Intangible assets and goodwill (continued):

In measuring the recoverable amount for the Achieve TMS West CGU as at December 31, 2021, significant estimates include the average five-year budgeted revenue growth rate of 10%, EBITDA margin of 15%, the perpetuity growth rate of 2% and the discount rate of 11.1% for the Achieve TMS West CGU. The Company’s discount rates are based on market rates of return, debt to equity ratios, and certain risk premiums, among other things. The perpetuity growth rate is based on expected economic conditions and a general outlook for the industry.

An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount. No impairment charges have arisen as a result of the reviews performed as at December 31, 2021 (December 31, 2020 – nil; December 31, 2019 – nil). Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value.

8.	Right-of-use assets and leases liabilities:

The Company enters into lease agreements related to TMS devices and TMS Center locations. These lease agreements range from a year to seven years in length.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

	TMS devices	TMS Center locations	Total
Right-of-use assets, December 31, 2019	$10,726,251	$14,704,705	$25,430,956
Additions to right-of-use assets	3,063,980	4,045,503	7,109,483
Exercise of buy-out options into property, plant and equipment	(353,200)	—	(353,200)
Depreciation on right-of-use assets	(2,505,088)	(2,890,607)	(5,395,695)

Right-of-use assets, December 31, 2020	$10,931,943	$15,859,601	$26,791,544

	TMS devices	TMS Center locations	Total
Right-of-use assets, December 31, 2020	$10,931,943	$15,859,601	$26,791,544
Additions to right-of-use assets	3,842,354	2,502,583	6,344,937
Additions through business combinations (note 5)	1,765,732	601,136	2,366,868
Exercise of buy-out options into property, plant and equipment	(512,588)	—	(512,588)
Depreciation on right-of-use assets	(2,286,149)	(3,184,906)	(5,471,055)
Right-of-use assets, December 31, 2021	$13,741,292	$15,778,414	$29,519,706

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

8.	Right-of-use assets and leases liabilities (continued):

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate during the year ended December 31, 2021 is 10% (2020 – 10%; 2019 – 10%).

Total
Lease liabilities, December 31, 2019	$25,391,757
Additions to lease liability	7,151,944
Interest expense on lease liabilities	2,746,717
Payments of lease liabilities	(7,377,545)

Lease liabilities, December 31, 2020	27,912,873
Less current portion of lease liabilities	5,169,478

Long term portion of lease liabilities	$22,743,395

Total
Lease liabilities, December 31, 2020	$27,912,873
Additions to lease liability	6,354,629
Additions through business combinations (note 5)	2,366,868
Interest expense on lease liabilities	2,881,189
Payments of lease liabilities	(8,481,872)

Lease liabilities, December 31, 2021	31,033,687
Less current portion of lease liabilities	6,557,690

Long term portion of lease liabilities	$24,475,997

Undiscounted cash flows for lease liabilities as at December 31, 2021 are as follows:

Total
2022	$8,553,533
2023	7,066,045
2024	6,001,326
2025	4,817,651
2026	4,174,608
Thereafter	10,190,192

Total minimum lease payments	40,803,355
Less discounted cash flows	9,769,668

Present value of minimum lease payments	$31,033,687

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

9.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	December 31,	December 31,
	2021	2020
Accounts payable	$7,515,566	$6,871,970
Accrued liabilities	2,255,074	2,651,839

Total	$9,770,640	$9,523,809

10.Loans payable:

(a)	Bank loans:

			Paycheck
	Device	Credit	Protection
	Loans (i)	Facility (ii)	Program (iii)	Total
Total, December 31, 2020	$116,185	$13,337,745	$2,751,284	$16,205,214
Short Term	61,778	423,993	620,883	1,106,654
Long Term	$54,407	$12,913,752	$2,130,401	$15,098,560

Total, December 31, 2021	$54,149	$13,512,484	$–	$13,566,633
Short Term	39,723	474,269	–	513,992
Long Term	$14,426	$13,038,215	$–	$13,052,641

Undiscounted cash flows for bank loans as at December 31, 2021, inclusive of principal and interest, are as follows:

	Device	Credit
	Loans (i)	Facility (ii)	Total

2022	39,723	1,691,655	1,731,378
2023	14,426	1,678,348	1,692,774
2024	–	1,669,202	1,669,202
2025	–	15,778,641	15,778,641
2026	–	–	–
Thereafter	–	–	–
Total Cash Payments	$54,149	$20,817,846	$20,871,995

(i)	During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain TMS Center subsidiaries. These TMS device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or have matured during the years ended or ending December 31, 2019 to December 31, 2023, as the case may be. There are no covenants associated with these loans. The loans related to one of the banking institutions were repaid during the year ended December 31, 2019.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

10.Loans payable (continued):

During the year ended December 31, 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These TMS device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and matured during the year ended December 31, 2021. There are no covenants associated with these loans. The loan was repaid during the year ended December 31, 2021.

During the year ended December 31, 2020, the Company was released from its obligations pertaining to one of the TMS device loans assumed during the year ended December 31, 2019 in the amount of $45,680 as a result of the disposal of the related TMS device.

During the year ended December 31, 2021, the Company repaid TMS device loans totalling $62,036 (December 31, 2020 - $84,634; December 31, 2019 –$118,727).

(ii)	On December 31, 2020, the Company entered into the Credit Agreement for the Credit Facility with the Lender, as amended on October 29, 2021. The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to the Company achieving specific financial milestones. All amounts borrowed under the Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Credit Facility has a five-year term and amortizes over the life of the Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. The undiscounted face value of the Credit Facility as at December 31, 2021 is $14,887,500 and the carrying amount is $13,512,484 (December 31, 2020 – $13,337,745). Transaction costs of $1,691,748 were incurred and are deferred over the term of the Credit Facility. Amortization of deferred transaction costs for the year ended December 31, 2021 were $316,731 (December 31, 2020 – nil; December 31, 2019 – nil), and were included in interest expense.

The Credit Facility contains financial covenants including consolidated minimum revenue and minimum qualified cash that became effective March 31, 2021 as well as a number of negative covenants that came into effect on December 31, 2020. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Credit Facility.

The Company is in compliance with the financial covenants and there have been no events of default as at December 31, 2021. The Credit Facility also requires the Company to deliver to the Lender annual audited financial statements that do not contain any going concern note; however, the Company has obtained waivers from the Lender with respect to such obligation for both fiscal 2020 and fiscal 2021.

(iii)	During the year ended December 31, 2020, the Company entered into a promissory note with U.S. Bank National Association, evidencing an unsecured loan in the amount of $3,080,760 (the “Loan”) made to the Company under the U.S. Paycheck Protection Program (the “PPP”). The PPP is a program organized by the U.S. Small Business Administration established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Loan had average monthly blended interest and capital payments of $172,145 and was due to mature on January 23, 2023. Payments were deferred for the first 16 months under the Loan with the first payments due on August 23, 2021.

The Loan bears interest at a fixed rate of 1% per annum. The effective interest rate used to measure the fair value of the Loan is 10% and the benefit of the interest rate concession is a grant which gives the Company economic benefits over the term of the Loan and is recorded as deferred grant income (see note 11).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

10.Loans payable (continued):

During the year ended December 31, 2021, as authorized by Section 1106 of the CARES Act, the U.S. Small Business Administration has forgiven the Loan amount as well as all accrued interest. As a result of the forgiveness of the Loan, all previously net accrued interest in the amount of $47,836 and the Loan principal balance of $3,080,760 have been recorded as a gain in the consolidated statements of net loss and comprehensive loss.

The undiscounted face value of the Loan as at December 31, 2021 is nil (December 31, 2020 - $3,080,760). At the inception date of the Loan, the carrying value of the debt was $2,587,871. As at December 31, 2021, the carrying value is nil (December 31, 2020 – $2,751,284).

(b)	Non-controlling interest loans:

	December 31,	December 31,
	2021	2020
Non-controlling interest loans	$85,214	$77,137

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at a rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities.

11.	Deferred grant income:

	December 31,	December 31,
	2021	2020
Deferred grant income	$–	$377,313
Less: current portion of deferred grant income	–	176,746
Long term portion of deferred grant income	$–	$200,567

The deferred grant income is due to the benefit of the interest rate concession as part of the Loan (see note 10(a)(iii)). As a result of the forgiveness of the Loan, all previously unamortized deferred grant income was recorded as forgiveness of loan payable in the consolidated statements of net loss and comprehensive loss.

12.	Other payables:
(a)	Lender warrants

	December 31,	December 31,
	2021	2020
Lender warrants	$44,997	$250,891

As consideration for providing the Credit Facility (see note 10(a)(ii)), the Company issued 51,307 common share purchase warrants to the Lender, each exercisable for one common share of the Company at an exercise price of C$11.20 per common share, expiring on December 31, 2025.

As the exercise price is denoted in a different currency than the Company’s functional currency, the lender warrants are recorded as a financial liability on the consolidated statements of financial position. As at December 31, 2021, the value of the lender warrants was $44,997 (December 31, 2020 – $250,891).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

12.	Other payables (continued):

The change in fair value of the lender warrants during the year ended December 31, 2021 was a decrease of $205,894 (December 31, 2020 – nil; December 31, 2019 – nil) and was recorded in corporate, general and administrative expenses.

To the extent that the Company draws down additional financing under the Credit Facility, the Company will be required to issue additional lender warrants in an amount equal to 3% of the amounts drawn divided by the lesser of (i) the closing price of the common shares on the day prior to the issuance of such additional lender warrants and (ii) the average closing price of the common shares on the Toronto Stock Exchange for the 10 days prior to the issuance of such additional lender warrants, in either case subject to approval by the Toronto Stock Exchange.

(b)Deferred share units:

	December 31,	December 31,
	2021	2020
Deferred share units	$205,337	$–

On May 6, 2021, the Company adopted the DSU Plan for non-employee directors (each, a “Non-Employee Director”). Each Non-Employee Director is required to take at least 50% of their annual retainer (other than annual committee Chair retainers) in DSUs and may elect to take additional amounts in the form of DSUs. Discretionary DSUs may also be granted to Non-Employee Directors under the DSU Plan. The DSUs granted vest immediately.

Following a Non-Employee Director ceasing to hold all positions with the Company, the Non-Employee Director will receive a payment in cash at the fair market value of the common shares represented by the Non-Employee Director’s DSUs generally within ten days of the Non-Employee Director’s elected redemption date.

As the DSUs are cash-settled, the DSUs are recorded as cash-settled share-based payments and a financial liability has been recognized on the consolidated statements of financial position. During year ended December 31, 2021, 48,491 DSUs were granted (December 31, 2020 – nil; December 31, 2019– nil). As at December 31, 2021, the value of the financial liability attributable to the DSUs was $205,337 (December 31, 2020 – nil;). For the year ended December 31, 2021, the Company recognized $205,337 (December 31, 2020 – nil; December 31, 2019– nil) in corporate, general and administrative expenses related to the DSUs.

(c)Performance share units:

	December 31,	December 31,
	2021	2020
Performance share units	$97,853	$–

On May 6, 2021, the Company’s Equity Incentive Plan was amended and restated to permit the Company to grant PSUs and RSUs, in addition to stock options. Under the Equity Incentive Plan, the Company pays equity instruments of the Company, or a cash payment equal to the fair market value thereof, as consideration in exchange for employee and similar services provided to the Company. The Equity Incentive Plan is open to employees, directors, officers and consultants of the Company and its affiliates; however, Non-Employee Directors are not entitled to receive grants of PSUs.

On August 5, 2021, 38,647 PSUs were granted under the Equity Incentive Plan. The performance period in respect of this award is August 5, 2021 to December 31, 2023. The PSUs will vest on December 31, 2023 (the “Vesting Date”) subject to the attainment of certain performance vesting conditions. Subject to all terms and conditions of the Equity Incentive Plan and the terms of the grant agreement, any vested and outstanding PSUs will be settled following the Vesting Date and, in any event, no later than March 15, 2024. Pursuant to the grant agreement, upon satisfaction of the performance vesting conditions, the PSUs will be settled in cash.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

12.	Other payables (continued):

Based on future projections with respect to the performance vesting conditions of the PSUs, the Company estimates that 23,188 PSUs will vest on the Vesting Date.

As at December 31, 2021, the value of the financial liability attributable to the PSUs is $97,853 (December 31, 2020 – nil).

As at December 31, 2021, the Company has not issued any RSUs under the Equity Incentive Plan (December 31,2020 – nil).

13.	Deferred and contingent consideration:

	December 31,	December 31,
	2021	2020
Deferred and contingent consideration	$1,250,000	$11,369,429

(a)	Achieve TMS East/Central:

The deferred and contingent consideration payable balance related to the Achieve TMS East/Central Acquisition, excluding the earn-out, as at December 31, 2021 is $1,250,000. The related cash is being held in an escrow account subject to finalization of the escrow conditions (see note 5).

(b)	Achieve TMS West:

At December 31, 2020, the earn-out in relation to the acquisition of Achieve TMS West was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 common shares to the vendors on March 26, 2021. Of the remaining $7,223,630 of earn-out payable, $2,780,590 was paid in cash on March 26, 2021.

Certain vendors agreed to defer $4,443,040 of the cash earn-out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000 which was to be made concurrently with the deferred cash payment.

Of the $1,274,402 of deferred consideration held in escrow in connection with the acquisition, $224,402 was paid during the year ended December 31, 2020. The remaining $1,050,000 of deferred consideration at December 31, 2020 held in an escrow account was finalized as all escrow conditions had been satisfied. On March 26, 2021, the amount held in escrow as part of the Achieve TMS West Acquisition was released in accordance with the membership interest purchase agreement.  The deferred cash payment and the remaining contingent consideration were paid in full to the vendors on June 28, 2021.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

14.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2021, there were nil preferred shares issued and outstanding (December 31, 2020 – nil; December 31, 2019 – nil).

		Total
	Number	amount
December 31, 2018	9,504,875	$26,882,622
Common share issuances:
Public offering	805,000	8,720,540
Private placement	1,076,800	11,883,667
Acquisition purchase price consideration	286,347	2,611,044
Option exercise	10,667	87,883

December 31, 2019	11,683,689	$50,185,756
Common share issuances:
Public offering	1,818,788	9,943,886

December 31, 2020	13,502,477	60,129,642
Common share issuances:
Settlement of contingent consideration in shares	231,011	3,095,799
Private placement	2,353,347	23,221,195
Public offering	1,707,750	11,886,677
Exercise of stock options	5,500	46,875
Exercise of broker warrants	1,800	28,729
December 31, 2021	17,801,885	$98,408,917

The following common shares were issued during the year ended December 31, 2021:

(a)

The earn-out in relation to the Achieve TMS West Acquisition was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 common shares to the vendors on March 26, 2021 (see note 13). The common shares issued were based on a price per common share equal to the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five trading days ending two trading days prior to March 26, 2021.

(b)

On June 14, 2021, the Company issued a total of 2,353,347 common shares at an offering price of $10.00 per common share in connection with a non-brokered private placement of common shares for aggregate gross proceeds of $23,533,470 (the “2021 Private Placement”). The Company incurred transaction costs of $312,275 which was recorded as a reduction in equity (see note 21).

(c)

On September 27, 2021, the Company issued a total of 1,707,750 common shares at an offering price of $7.75 per common share in connection with a bought deal public offering of common shares for aggregate gross proceeds of $13,235,062. The Company incurred transaction costs of $1,348,385 which was recorded as a reduction in equity.

(d)	During the year ended December 31, 2021, the Company issued a total of 1,800 common shares upon the exercise of broker warrants (see note 15(b)).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

14.	Common shares (continued):
(e)	During the year ended December 31, 2021, the Company issued a total of 5,500 common shares upon the exercise of vested stock options (see note 15(a)).

The following common shares were issued during the year ended December 31, 2020:

(a)	On May 21, 2020, the Company issued a total of 1,818,788 common shares at an offering price of C$8.25 per common share in connection with a public offering of common shares for aggregate gross proceeds of $10,767,589 (C$15,005,001) and incurred transaction costs of $823,703 which was recorded as a reduction in equity.

The following common shares were issued during the year ended December 31, 2019:

(a)	On May 17, 2019, the Company issued a total of 805,000 common shares at an offering price of C$16.25 per common share on a “bought deal” public offering basis for aggregate gross proceeds of $9,735,246 (C$13,081,250) (the “2019 Public Offering”) and incurred transaction costs of $1,014,706, of which $152,145 related to the issuance of broker warrants (see note 15(b)).
(b)	Concurrent with the 2019 Public Offering, the Company issued a total of 1,076,800 common shares at an offering price of C$16.25 per common share on a “bought deal” private placement basis for aggregate gross proceeds of $13,022,252 (C$17,498,000) (the “2019 Private Placement”) and incurred transaction costs of $1,348,386, of which $203,515 related to the issuance of broker warrants (see note 15(b)).
(c)	On September 26, 2019, the Company completed the Achieve TMS West Acquisition (see note 5). As part of the purchase consideration, $2,611,044 was satisfied by the issuance of 286,347 common shares at a value of C$12.10 per common share.
(d)	During the year ended December 31, 2019, the Company issued a total of 10,667 common shares upon the exercise of vested stock options (see note 15(a)).

15.	Contributed surplus:

Contributed surplus is comprised of share-based compensation and broker warrants.

(a)Share-based compensation:

Stock options granted under the Equity Incentive Plan are equity-settled. The fair value of the grant of the options is recognized as an expense in the consolidated statements of net loss and comprehensive loss. The total amount to be expensed is determined by the fair value of the options granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied. The vesting period is determined at the discretion of the Board and has ranged from immediate vesting to over three years.

The maximum number of common shares reserved for issuance, in the aggregate, under the Equity Incentive Plan is 10% of the aggregate number of common shares outstanding, provided that the maximum number of RSUs and PSUs shall not exceed 5% of the aggregate number of common shares outstanding. As at December 31, 2021, this represented 1,780,188 common shares (December 31, 2020 – 1,350,248, December 31, 2019 – 1,168,369).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

15.	Contributed surplus (continued):

As at December 31, 2021, 897,500 stock options are outstanding (December 31, 2020 – 736,500; December 31, 2019 – 599,634). The stock options have an expiry date of ten years from the applicable date of issue. The Company has not issued any RSUs or equity-settled PSUs under the Equity Incentive Plan.

		Weighted
	Number of	average
	stock options	exercise price
Outstanding as at December 31, 2018	534,000	$5.85
Granted	77,000	13.15
Exercised	(10,666)	(5.10)
Forfeited	(700)	(5.00)

Outstanding as at December 31, 2019	599,634	$6.80
Granted	159,500	9.45
Exercised	–	–
Forfeited	(22,634)	(7.50)

Outstanding as at December 31, 2020	736,500	$7.35
Granted	186,500	14.16
Exercised	(5,500)	(5.23)
Forfeited	(20,000)	(12.62)

Outstanding as at December 31, 2021	897,500	$8.66

The weighted average contractual life of the outstanding options as at December 31, 2021 was 6.6 years (December 31, 2020 – 6.4 years; December 31, 2019 – 6.8 years).

The total number of stock options exercisable as at December 31, 2021 was 603,567 (December 31, 2020 – 546,367; December 31, 2019 – 411,800).

During the year ended December 31, 2021, the Company recorded a total share-based options compensation expense of $879,439 (December 31, 2020 – $591,384; December 31, 2019 - $690,230).

The following stock options were granted during the year ended December 31, 2021:

(i)	The fair value of the stock options granted on February 17, 2021 was estimated to be $9.03 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.36% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 4.39% and an annual risk-free interest rate of 1.11%.
(ii)	The fair value of the stock options granted on May 14, 2021 was estimated to be $6.10 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.92% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 4.05% and an annual risk-free interest rate of 1.63%.
(iii)	The fair value of the stock options granted on August 5, 2021 was estimated to be $5.72 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.01% calculated based on a

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 5.15% and an annual risk-free interest rate of 1.23%.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

15.	Contributed surplus (continued):
(iv)	The fair value of the stock options granted on November 9, 2021 was estimated to be $4.38 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 44.34% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 5.15% and an annual risk-free interest rate of 1.46%.

The following stock options were granted during the year ended December 31, 2020:

(i)	The fair value of the stock options granted on February 3, 2020 was estimated to be $5.50 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.12% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.02%.

The following stock options were granted during the year ended December 31, 2019:

(i)	The fair value of the stock options granted on June 28, 2019 was estimated to be $5.65 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.74% calculated based on a comparable company; remaining life of 4.5 years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.46%.
(ii)	The fair value of the stock options granted on May 9, 2019 was estimated to be $7.30 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.48% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.68%.
(iii)	The fair value of the stock options granted on March 27, 2019 was estimated to be $7.20 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 47.88% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.62%.

As at December 31, 2021, the total compensation cost not yet recognized related to options granted is approximately $926,317 (December 31, 2020 - $530,357; December 31, 2019 –  $292,877) and will be recognized over the remaining average vesting period of 1.74 years (December 31, 2020 – 0.56 years; December 31, 2019 – 0.44 years).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

15.	Contributed surplus (continued):
(b)	Broker warrants:

		Weighted
	Number of	average
	broker warrants	exercise price
Outstanding as at December 31, 2018	100,729	$10.00
Granted	112,909	12.05

Outstanding as at December 31, 2019	213,638	$11.10
Expired	(100,729)	10.00

Outstanding as at December 31, 2020	112,909	$12.07
Exercised	(1,800)	(12.07)
Expired	(111,109)	(12.07)

Outstanding as at December 31, 2021	–	$–

The were no broker warrants issued during the years ended December 31, 2021 or December 31, 2020.

The following broker warrants were issued during the year ended December 31, 2019:

(i)	On May 17, 2019, in connection with the 2019 Public Offering and the 2019 Private Placement, the Company issued 48,300 and 64,609 broker warrants, respectively, to the agents of such transactions. Each broker warrant vested upon issuance thereof and entitled the holder to acquire one common share of the Company at an exercise price of C$16.25 and expired two years from the date of issue.
(ii)	The fair value of the broker warrants granted on May 17, 2019 was estimated to be $3.15 per broker warrant using the Black-Scholes option pricing model based on the following assumptions: volatility of 44.83% calculated based on a comparable company; remaining life of 2.0 years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.69%.

The aggregate fair value of the issued broker warrants granted for the year ended December 31, 2019 of $355,660 is recognized as part of the transaction costs in respect of the 2019 Public Offering and the 2019 Private Placement which is reflected in the common shares equity reserve. Each broker warrant vests immediately upon the issuance thereof and has a term to expiry of two years from the date of issue.

The weighted average contractual life of the outstanding broker warrants as at December 31, 2021 was nil years (December 31, 2020 – 0.4 years; December 31, 2019 - 0.8 years).

The total number of broker warrants exercisable as at December 31, 2021 was nil (December 31, 2020 – 112,909; December 31, 2019 – 213,638).

The aggregate fair value of the broker warrants outstanding as at December 31, 2021 was nil (December 31, 2020 – $355,660; December 31, 2019 - $656,884).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

16.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

17.	Pensions:

The Company has a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the year ended December 31, 2021, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $563,630 (December 31, 2020 – $402,685; December 31, 2019 – $218,207).

18.	Income taxes:
(a)	Numerical reconciliation of income tax expense:

At December 31, 2021, the Company has approximately $59,600,000 of U.S. non-capital loss carry-forward available to reduce future years’ taxable income of which $5,910,000 will expire between 2033 and 2040. The remainder will be carried forward indefinitely.

The Company’s provision for income taxes is reconciled as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Accounting Net Loss before income tax - Greenbrook TMS	$(24,751,488)	$(29,663,540)	$(15,909,879)
Accounting Net Loss before income tax - non-controlling interest	$(108,430)	$(739,181)	$57,590

Accounting Net Loss before income tax	$(24,859,918)	$(30,402,721)	$(15,852,289)

Income tax provision at statutory rate 25.38% (December 31, 2020 - 25.75%; December 31, 2019 – 25.95%)	$(6,309,447)	$(7,828,701)	$(4,113,669)
Non-controlling interest	27,520	190,339	(14,945)
Non-deductible expenses and other permanent differences	(786,853)	(4,202)	119,258
Future rate differential	563,948	(20,880)	(81,857)
Change in unrecognized deferred tax assets	6,504,832	7,663,444	4,091,213
Income tax expense at effective rate	$—	$—	$—

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

18.	Income taxes (continued):
(b)	Deferred tax asset/liability:

Deferred tax assets and liabilities recognized in the consolidated statements of financial position relate to the following:

	December 31,	December 31,
	2021	2020
Book value in excess of tax costs	$(334,167)	$(262,207)
Property, plant and equipment	334,167	262,207
Net deferred tax assets (liabilities)	$—	$—

The following temporary differences have not been recognized in the Company’s consolidated financial statements:

	December 31,	December 31,
	2021	2020
Property, plant and equipment	$—	$—
Non-capital loss carry-forward	59,623,930	37,798,280
Other, including share-based compensation	13,727,524	6,941,969
Intangible assets	9,533,145	10,356,383
Unrecognized total deferred tax assets	$82,884,599	$55,096,632

19.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The Company has Level 1 financial instruments which consists of cash, restricted cash, accounts receivable and accounts payable and accrued liabilities which approximates their fair value given their short-term nature. The Company also has lender warrants, DSUs and PSUs that are considered Level 2 financial instruments (see note 12). The Company has deferred and contingent consideration that are considered Level 3 financial instruments.

The carrying value of the loans payable and finance lease obligations approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position and the market rates of interest is insignificant.

Financial instruments are classified into one of the following categories: financial assets or financial liabilities.

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

19.	Risk management arising from financial instruments (continued):

The Company’s aging schedule in respect of its accounts receivable balance as at December 31, 2021 and December 31, 2020 is provided below:

	December 31,	December 31,
Days since service delivered	2021	2020
0 - 90	$5,572,950	$5,009,224
91 - 180	1,278,967	2,317,030
181 - 270	1,923,364	1,746,512
270+	2,222,108	1,635,296
Total accounts receivable	$10,997,389	$10,708,062

Based on the Company’s industry, none of the accounts receivable in the table above are considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to raise capital from existing or new investors and/or lenders (see note 2(a)).

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars. The Company pays certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments it does not give rise to significant currency risk.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to changes in interest rates on its cash and long-term debt. The Credit Facility (see note 10(ii)) bears interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. A 1% increase in interest rates would result in a $558,363 increase to interest expense on the consolidated statements of net loss and comprehensive loss over the term of the Credit Facility.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

20.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity, including contributed surplus and deficit, as well as loans payable.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has the sufficient capital or needs to obtain additional capital.

21.	Related party transactions:
(a)	Compensation of key management personnel:

The Company transacts with key individuals from management who have authority and responsibility to plan, direct and control the activities of the Company. Key management personnel are defined as the executive officers of the Company, including the President and Chief Executive Officer, the Chief Financial Officer, the Interim Chief Financial Officer, the Chief Operating Officer, the Chief Marketing Officer and the Senior Vice President of Operations.

	December 31,	December 31,	December 31,
	2021	2020	2019
Salaries and bonuses	$2,416,964	$1,973,250	$1,619,150
Share-based compensation	310,806	192,160	105,896
Performance share units	97,853	—	—
Total	$2,825,623	$2,165,410	$1,725,046

(b)	Transactions with significant shareholder - Greybrook Health Inc. (“Greybrook Health”):

As at December 31, 2021, nil is included in accounts payable and accrued liabilities for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health in the ordinary course of business (December 31, 2020 – $71,286. These amounts were recorded at their exchange amount, being the amount agreed to by the parties.

During the year ended December 31, 2021, the Company recognized $141,878 in corporate, general and administrative expenses (December 31, 2020 - $389,243; December 31, 2019 – $1,357,923) related to transactions with Greybrook Health.

On June 14, 2021, Greybrook Health purchased 200,000 common shares from the Company at a subscription price of $10.00 per common share in connection with the 2021 Private Placement, for aggregate gross proceeds to the Company of $2,000,000. In connection with the 2021 Private Placement, the Company also granted Greybrook Health the right to appoint a nominee to the board of directors of the Company as well as rights to participate in future equity issuances by the Company to maintain Greybrook Health’s pro rata ownership interest in the Company for so long as Greybrook Health (together with its affiliates) owns, controls or directs, directly or indirectly, at least 5% of the outstanding common shares (on a partially-diluted basis). In addition, Greybrook Health received customary resale, demand and “piggy-back” registration rights (see note 14).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

22.	Basic and diluted loss per share:

	December 31,	December 31,	December 31,
	2021	2020	2019
Net loss attributable to the common shareholders of:
Greenbrook TMS	$(24,751,487)	$(29,663,540)	$(15,909,879)

Weighted average common shares outstanding:
Basic and diluted	15,423,870	12,799,876	10,765,719

Loss per share:
Basic and diluted	$(1.60)	$(2.32)	$(1.48)

For the year ended December 31, 2021, the effect of 897,500 (December 31, 2020 – 736,500; December 31, 2019 – 599,634) options, 51,307 lender warrants (December 31, 2020 – 51,307; December 31, 2019 – nil) and nil broker warrants (December 31, 2020 – 112,909; December 31, 2019 – 213,638) have been excluded from the diluted calculation because this effect would be anti-dilutive.

23.	Non-controlling interest:

As a result of operating agreements with each of the following non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s consolidated financial results.

The following table summarizes the Company's non-wholly owned entities incorporated during the reporting or comparative periods:

A
	Year	Ownership
Name	incorporated	interest
Greenbrook TMS Central Florida LLC	2019	90%
Greenbrook TMS North Detroit LLC	2019	90%
Greenbrook TMS St. Petersburg LLC	2019	90%
Greenbrook TMS South Carolina LLC	2019	90%
Greenbrook TMS Tampa LLC	2020	80%

The following summarizes changes in the Company’s non-wholly owned entities during the reporting or comparative periods:

(a)	Due to growth in Greenbrook TMS St. Louis LLC, on November 15, 2021, minority partners contributed capital of $87,000 to maintain a 20% ownership interest.
(b)	On September 23, 2021, a minority partner acquired a portion of the previously wholly-owned ownership interest in Greenbrook TMS Michigan LLC for $60,000. As at December 31, 2021, the Company has an ownership interest of 100% of Class A units and 85% of Class B units of Greenbrook TMS Michigan LLC.
(c)	On July 28, 2021, the Company acquired a portion of the non-controlling ownership interest in Greenbrook TMS St. Louis LLC for $208,411. As at December 31, 2021, the Company has an ownership interest of 80% of Greenbrook TMS St. Louis LLC.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

23.	Non-controlling interest (continued):
(d)	On December 23, 2020, the Company acquired a portion of the non-controlling ownership interest in Greenbrook TMS Cleveland LLC for $51,440 for the forgiveness of certain debts owed to the Company and the termination of the transition service agreement signed with the former minority partner. As at December 31, 2020, the Company has an ownership interest of 88.24% of Class A units and 85.73% of Class B units of Greenbrook TMS Cleveland LLC.

The following table summarizes the aggregate financial information for non-wholly owned entities as at December 31, 2021, December 31, 2020 and December 31, 2019:

	December 31,	December 31,	December 31,
	2021	2020	2019
Cash	$1,885,606	$2,258,199	$1,033,584
Accounts receivable, net	6,374,010	6,326,473	6,389,384
Prepaid expenses and other	345,239	273,295	448,550
Property, plant and equipment	1,013,161	926,243	889,798
Right-of-use assets	9,939,726	9,445,773	10,348,295
Account payable and accrued liabilities	993,848	1,184,246	1,237,548
Lease liabilities	10,588,519	9,822,224	10,167,498
Loans payable	12,431,803	9,998,536	5,280,287
Shareholder's equity (deficit) attributable to the shareholders of Greenbrook TMS	(3,718,322)	(1,382,465)	1,979,874
Shareholder's equity (deficit) attributable to non-controlling interest	(542,367)	(433,937)	305,244
Distributions paid to non-controlling interest	(1,518,130)	(1,010,130)	(866,630)
Subsidiary investment by non-controlling interest	270,885	45,716	405,000
Historical subsidiary investment by non-controlling interest	1,051,507	1,005,791	600,791

The following table summarizes the aggregate financial information for the above-noted entities for the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	December 31,	December 31,	December 31,
	2021	2020	2019
Revenue	$25,429,479	$20,119,714	$22,450,327
Net (loss) income attributable to the shareholders of Greenbrook TMS	(2,019,797)	(3,128,682)	732,500
Net (loss) income attributable to non-controlling interest	(108,430)	(739,181)	57,590

24.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	December 31,	December 31,	December 31,
	2021	2020	2019
Salaries and bonuses	$12,278,518	$9,798,901	$7,122,556
Marketing expenses	6,765,806	6,446,798	2,705,891
Total	$19,044,324	$16,245,699	$9,828,447

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and December 31, 2019

24.	Expenses by nature (continued):

The components of the Company’s corporate, general and administrative expenses include the following:

	December 31,	December 31,	December 31,
	2021	2020	2019
Salaries and bonuses	$13,145,385	$10,195,949	$7,063,682
Marketing expenses	623,560	1,030,196	1,934,227
Professional and legal fees	3,435,653	2,603,597	2,336,835
Computer supplies and software	1,386,318	859,100	629,176
Transaction costs	426,006	–	385,674
Travel, meals and entertainment	211,704	165,217	404,893
Bad debt expense	–	–	2,894,989
Deferral payment expense (note 13)	300,000	–	–
Insurance	569,471	128,281	114,713
Other	568,857	163,021	607,157
Total	$20,666,954	$15,145,361	$16,371,346

The deferral payment expense of $300,000 that was recognized during the year ended December 31, 2021 (December 31, 2020 – nil; December 31, 2019 – nil) relates to cash consideration payable to certain vendors who agreed to defer $4,443,040 of the cash earn-out consideration owed as part of the Achieve TMS West Acquisition. This amount was paid in full on June 28, 2021 (see note 13).

Bad debt expense relates to the write off of accounts receivable that were identified during the migration to a scalable billing and reimbursement platform completed during the year ended December 31, 2019.

ITEM 19EXHIBITS

1.1	Articles of Incorporation (incorporated by reference to Exhibit 4.1 to the Registrant’s S-8 Registration Statement filed with the SEC on March 30, 2021)

1.2*	Articles of Amendment (No.1), effective September 28, 2018

1.3	Articles of Amendment (No.2), effective January 12, 2021 (incorporated by reference to Exhibit 99.2 to the Registrant’s 40-FR12B filed with the SEC on March 10, 2021)

1.4	Articles of Amendment (No.3), effective February 1, 2021 (incorporated by reference to Exhibit 99.1 to the Registrant’s 40-FR12B filed with the SEC on March 10, 2021)

1.5	Amended By-Laws (incorporated by reference to Exhibit 99.3 to the Registrant’s 40-FR12B filed with the SEC on March 10, 2021)

2.1*	Form of Common Share Certificate

2.2	Form of Lender Warrant Certificate (included in Exhibit 4.4)

2.3*	Description of Common Shares

4	Material Contracts

4.1

Investor Rights Agreement, dated June 14, 2021, by and among Greenbrook TMS Inc. and 1315 Capital II, L.P., Greybrook Health Inc., Marlin Fund, Limited Partnership, Marlin Fund II, Limited Partnership, MSS GB SPV LP and the Other Purchasers from Time to Time Party Thereto. (incorporated by reference to Exhibit 99.3 to the Registrant’s 6-K filed with the SEC on June 14, 2021)

4.2

Resale Registration Rights Agreement, dated June 14, 2021, by and among Greenbrook TMS Inc. and 1315 Capital II, L.P., Greybrook Health Inc., Marlin Fund, Limited Partnership, Marlin Fund II, Limited Partnership, MSS GB SPV LP and the Other Purchasers from Time to Time Party Thereto. (incorporated by reference to Exhibit 99.4 to the Registrant’s 6-K filed with the SEC on June 14, 2021)

4.3+	Amended and Restated Omnibus Equity Plan, dated May 6, 2021. (incorporated by reference to Exhibit 99.1 to the Registrant’s S-8 filed with the SEC on July 2, 2021)

4.4* ˄	Credit and security agreement between Greenbrook TMS Inc. and Oxford Finance LLC, dated December 31, 2020.

4.5

Amendment No. 1 to Credit and Security Agreement between Greenbrook TMS Inc. and Oxford Finance LLC, dated October 29, 2021. (incorporated by reference to Exhibit 99.6 to the Registrant’s 6-K filed with the SEC on November 9, 2021)

8.1*	List of Subsidiaries

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CEO

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CFO

13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CEO

13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CFO

15.1*	Consent of KPMG LLP

99.1*	Audit Committee Charter dated February 9, 2021

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

˄

Certain portions of this exhibit have been redacted pursuant to the Instructions as to Exhibits of Form 20-F, including the omission of schedules to such exhibits. The Company agrees to furnish to the Securities and Exchange Commission a copy of any omitted schedules upon request..

+	Indicates management contract or compensatory plan.

*	Filed electronically herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GREENBROOK TMS INC.

DATED: March 31, 2022	By:	/s/ Bill Leonard
Bill Leonard Chief Executive Officer