Form 20-F
period 2022-12-31
Greenbrook TMS Inc.
filed 2023-04-18
CIK 1735948

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 29,436,545 common shares as of December 31, 2022

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes     ☐   No    ☒

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“Fiscal 2022” means our financial year ended December 31, 2022.

“Fiscal 2023” means our financial year ending December 31, 2023.

“Madryn” means Madryn Asset Management LP and affiliates thereof.

“Q4 2022” means our financial quarter for the three-month period ended December 31, 2022.

“Q3 2022” means our financial quarter for the three-month period ended September 30, 2022.

“Q4 2021” means our financial quarter for the three-month period ended December 31, 2021.

“TMS” means Transcranial Magnetic Stimulation.

“TMS Devices” means FDA-regulated medical devices specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain, which is currently FDA cleared to effectively treat MDD and OCD, and to be used for smoking cessation.

“Treatment Centers” means outpatient mental health service centers that specialize in TMS and Spravato® treatments.

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

On February 27, 2023, the Company announced that it had applied and received approval for a voluntary delisting of the Common Shares from the TSX, which became effective as of March 14, 2023. For more information, see Item 4.A, “Information on the Company—History and Development of the Company”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information may relate to our future financial and liquidity outlook and anticipated events or results and may include information regarding our business, financial position, results of operations, business strategy, growth plans and strategies, technological developments and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives.

Particularly, information regarding the Restructuring Plan (as defined below) and our expectations regarding the continued expansion of the Spravato® (esketamine nasal spray) offering (the “Spravato® Program”) and our potential to enhance profit margins and diversify total revenue, our expectations regarding our liquidity and available financing, and our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

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

The forward-looking information in this Annual Report is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the following risk factors described in greater detail under the heading “Key Information—Risk Factors” in Item 3.D of this Annual Report:

●	substantial doubt regarding our ability to continue as a going concern due to recurring losses from operations;
●	inability to increase cash flow and/or raise sufficient capital to support our operating activities and fund our cash obligations and working capital needs;
●	inability to satisfy obligations under the Madryn Credit Facility, the Neuronetics Agreement, the Neuronetics Note and the Insider Notes (each as defined below) and the potential acceleration of indebtedness, which would force us into bankruptcy;
●	the possible failure to complete the Restructuring Plan on terms acceptable to us, or at all;
●	macroeconomic conditions may adversely affect our business, including inflation and potential recessionary conditions;
●	risks relating to our ability to deliver and execute on our Restructuring Plan, if completed, and the possible failure to realize expected cost savings therefrom;
●	risks relating to the evaluation of strategic alternatives, including restructuring or refinancing of our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining bankruptcy protection, and the terms, value and timing of any transaction resulting from that process;

●	increases in indebtedness levels and restrictive covenants causing a reduction in financial and operational flexibility;
●	inability to successfully execute our business strategies, including the expansion of the Spravato® Program;
●	inability to successfully integrate and realize the anticipated benefits of recent acquisitions into our business (including but not limited to, the acquisition in July 2022 of Success TMS (as defined below));
●	inability to attract key managerial and other non-medical personnel;
●	imposition of additional requirements related to the provision of services at our Treatment Centers (as defined below) by commercial insurance plans, Medicare and other non-Medicare government insurance plans that increase the cost or complexity of furnishing TMS (as defined below) therapy;
●	reduction in reimbursement rates by higher-paying commercial insurance providers, and challenges in obtaining reimbursement coverage for Spravato®;
●	dependency on referrals from clinicians and failure to attract new patients;
●	failure to recruit and retain sufficient qualified clinicians;
●	ability to obtain TMS Devices (as defined below) from our suppliers on a timely basis at competitive costs could suffer as a result of deterioration or changes in supplier relationships or events that adversely affect our suppliers or cause disruption to their businesses;
●	our dependence on Neuronetics as our exclusive supplier of TMS Devices, and our outstanding obligations under the Neuronetics Agreement and the Neuronetics Note;
●	inability to manage our operations at our current size (or our size following completion of the Restructuring Plan);
●	failure to reduce operating expenses and labor costs in a timely manner;
●	inability to achieve or sustain profitability in the future, including maintaining profitability at our remaining Treatment Centers following the Restructuring Plan;
●	risks related to the use of partnerships and other management services frameworks;
●	risks associated with leasing space and equipment for our Treatment Centers;
●	inability to successfully open and operate new Treatment Centers profitably or at all;
●	risks associated with geographic expansion in regions which may have lower awareness of our brand or TMS therapy in general;
●	delays in credentialing our clinicians;
●	claims made by or against us, which may result in litigation;
●	risks associated with professional malpractice liability claims;
●	reduction in demand for our services as a result of new drug development and/or technological changes within our industry;
●	impact of uncertainty related to potential changes to U.S. healthcare laws and regulations;
●	risks associated with anti-kickback, fraud and abuse laws;
●	risks associated with compliance with laws relating to the practice of medicine;
●	the constantly evolving nature of the regulatory framework in which we operate;

●	costs associated with compliance with U.S. federal and state laws and regulations and risks associated with failure to comply;
●	assessments for additional taxes, which could affect our operating results;
●	our competitive industry and the size and resources of some of our competitors;
●	the labor-intensive nature of our business being adversely affected if we are unable to maintain satisfactory relations with our employees or the occurrence of union attempts to organize our employees;
●	insurance-related risks;
●	complications associated with our billing and collections systems;
●	material disruptions in or security breaches affecting our information technology systems;
●	disruptions to the operations at our head office locations;
●	upgrade or replacement of core information technology systems;
●	changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters;
●	natural disasters and unusual weather;
●	remaining challenges to our business resulting from the COVID-19 pandemic, e.g., reduction in demand for in-person treatment;
●	inability to maintain effective controls over financial reporting;
●	risks associated with dilution of equity ownership, including in connection with equity financings and upon exercise or conversion of outstanding options, warrants and convertible instruments;
●	volatility in the market price for the Common Shares;
●	prolonged decline in the price of the Common Shares reducing our ability to raise capital;
●	significant influence of Benjamin Klein, who is currently our largest shareholder;
●	future sales of our securities by shareholders causing the market price for Common Shares to decline; and
●	treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes.

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

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Annual Report in connection with the statements or disclosure containing the forward-looking information. Readers are cautioned that the foregoing list of material risks is not exhaustive. In addition, in presenting forward-looking information, we have made certain assumptions, including, but not limited to:

●	ability to continue to operate as a “going concern” and satisfy our cash obligations;

●	ability to remain in compliance with the Madryn Credit Facility, the Insider Notes, the Neuronetics Agreement and the Neuronetics Note;
●	ability to obtain future financing on terms acceptable to us;
●	ability to complete the Restructuring Plan and realize the anticipated cost savings therefrom;
●	no unforeseen changes in the legislative and operating framework for our business;
●	no unforeseen changes in the prices for our services in markets where prices are regulated;
●	no unforeseen changes in the requirements for reimbursement, and the reimbursement rates of commercial, Medicare and other non-Medicare government insurance plans;
●	no unforeseen changes in the regulatory environment for our services;
●	a stable competitive environment; and
•	no significant event occurring outside the ordinary course of business.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only to opinions, estimates and assumptions as of the date made. The forward-looking information contained in this Annual Report represents our expectations as of the date of this Annual Report (or as of the date they are otherwise stated to be made) and are subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under securities applicable laws.

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

Summary of Risk Factors

●	There is substantial doubt about our ability to continue as a going concern due to recurring losses from operations, accumulated deficit and insufficient cash resources to meet our business objectives.
●	Inability to satisfy our obligations under the Madryn Credit Facility, the Neuronetics Agreement, the Neuronetics Note and the Insider Notes and the potential acceleration of indebtedness, which would force us into bankruptcy.

●	We may fail to successfully implement the Restructuring Plan, which may force us to seek additional strategic alternatives in the future.
●	We may not realize expected returns on the Restructuring Plan.
●	We have failed to timely make payments to certain of our business partners, which has affected our relationship with such parties and our reputation.
●	Our ability to obtain TMS Devices from our suppliers on a timely basis at competitive costs could suffer as a result of events that adversely affect our suppliers or cause disruptions in their businesses.
●	We rely exclusively on Neuronetics as the supplier of the TMS Devices that we utilize under the Neuronetics Agreement. The loss of this relationship, or any negative impacts on Neuronetics’ ability to manufacture such machines, would severely harm our business.
●	The Neuronetics Agreement contains minimum purchase commitments and we could be subject to shortfall payments if we do not purchase enough treatments during each year.
●	We have incurred losses in the past and may be unable to achieve or sustain profitability in the future and may not be able to secure additional financing to fund losses if we fail to achieve or maintain profitability.
●	Our level of indebtedness may increase and reduce our financial flexibility.
●	Our strategy to grow our business is subject to significant risks.
●	Our strategy to grow our business through the expansion of the Spravato® Program is subject to significant risks.
●	Our inability to attract key managerial and other non-medical personnel such as qualified TMS technicians may adversely impact our ability to carry out our business operations and strategies as planned.
●	If commercial payor plans are subject to restriction in plan designs or the average rates that commercial payors pay us decline significantly, or if there are changes in Medicare or other non-Medicare government-based programs or payment rates, such occurrences would have a material adverse effect on our revenues, earnings and cash flows.
●	We may incur increased costs if third-party payors impose additional requirements related to the provision of services at our Treatment Centers.
●	If there is a reduction in reimbursement rates by higher-paying commercial insurance providers, our revenues, earnings and cash flows would be substantially reduced.
●	Failure to timely or accurately bill for services could have a negative impact on our revenue, bad debt expense and cash flow.
●	Regulatory and compliance requirements associated with our billing and collections system could have a material adverse effect on our revenues, cash flows and operating results.
●	There are significant risks associated with estimating the amount of revenues and related refund liabilities that we recognize, and if our estimates of revenues and related refund liabilities are materially inaccurate, it could impact the timing and the amount of our revenues recognition or have a material adverse effect on our business, results of operations, financial condition and cash flows.
●	Our ability to generate revenue depends in large part on our ability to attract new patients and if we fail to attract new patients, we may not be able to increase revenues.
●	We may be unable to execute successfully on our acquisitions and other business initiatives.
●	We may be unable to successfully integrate acquired businesses or do so within the intended timeframes, which could have an adverse effect on our financial condition, results of operations and business prospects.

●	Our ability to manage our operations at our current size and successfully execute on our business strategies is subject to numerous risks and uncertainties.
●	We do not independently own all of our Treatment Centers.
●	We are subject to risks associated with leasing space and equipment, and are subject to a number of long-term non-cancelable leases with substantial lease payments. Any failure to make these lease payments when due, or the inability to extend, renew or continue to lease space and equipment in key locations, would likely harm our business, profitability and results of operations.
●	Our new Treatment Centers may not be profitable initially, or at all, and may adversely impact our business.
●	Our expansion into new geographic regions may present increased risks due to lower awareness of our brand or TMS therapy in general, our unfamiliarity with those regions and other factors.
●	We may engage in litigation with our clinical partners and contractors and there are claims made against us from time to time that can result in litigation that could distract management from our business activities and result in significant liability or damage to us.
●	Technological change in our industry or novel drug treatments for MDD or OCD could reduce the demand for our services or require us to incur significant cost to incorporate new technology into our centers.
●	Our management services arrangements with practices and those practices’ professional services agreements with contracted or employed psychiatrists must be structured in compliance with state laws relating to the practice of medicine, including, without limitation, fee-splitting prohibitions.
●	The regulatory framework in which we operate is constantly evolving.
●	We experience competition from other Treatment providers, providers of esketamine nasal spray therapy, hospitals and pharmaceutical and other companies, and this competition could adversely affect our business and revenue.
●	Trading in our securities is highly speculative, and we may be required to file for bankruptcy protection in the future.
●	There are risks associated with dilution of equity ownership, including in connection with equity financings and upon exercise or conversion of outstanding options, warrants and convertible instruments.
●	Benjamin Klein continues to have significant influence over us, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.
●	We do not expect to pay any cash dividends for the foreseeable future.
●	Macroeconomic conditions may adversely affect our business, including inflation and potential recessionary conditions.
●	The COVID-19 pandemic has had and may continue to have a material adverse effect on our business and future growth opportunities.

Risks Related to Our Business

There is substantial doubt about our ability to continue as a going concern due to recurring losses from operations, accumulated deficit and insufficient cash resources to meet our business objectives.

Based on recurring losses from operations and negative cash flows from operations for the financial year ended December 31, 2022 as well as current cash and liquidity projections, we have concluded that there is substantial doubt about our ability to continue as a going concern. Furthermore, as discussed in Note 2(a) to our financial statements for the year ended December 31, 2022 included in this Annual Report, we have generated operating losses since inception, and we had negative cash flow from operating activities for the year ended December 31, 2022, which together raises substantial doubt about our ability to continue as a going concern.

In addition, the Company has experienced significant cash constraints and ended Fiscal 2022 with a cash balance of $1.6 million. As a result of these cash shortages, in early Fiscal 2023 we have been unable to timely make payments due to certain of our vendors, landlords and similar other business partners (including under the Neuronetics Agreement), and we were required to obtain waivers under the Madryn Credit Facility (as described below) and restructure our outstanding payables to Neuronetics, Inc. (“Neuronetics”) (as set forth in the Neuronetics Agreement and the Neuronetics Note), and to improve our liquidity position we obtained equity financing pursuant to the 2023 Private Placement (as defined below) and debt financings pursuant to the 2023 Debt Financings (as defined below) (as described in Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights”). As of April 12, 2023, we had cash on hand of approximately $5.7 million. We believe that we have sufficient capital to meet our future operating expenses, capital expenditures and debt service requirements for at least the next four to six months. Accordingly, we will be required to obtain additional financing in the near to medium term in order to satisfy our cash requirements.  We can provide no assurance, however, that we will be able to obtain any such additional financing on acceptable terms, or at all.

To the extent that we continue to have negative cash flow in future periods, we will need to allocate a portion of the net proceeds received from the 2023 Private Placement and the 2023 Debt Financings to fund such negative cash flow. Although we have entered into the Neuronetics Note (as defined below) to extend the due date on the December Outstanding Balance (as defined below), we expect that we will need cash available in the near term to repay this amount, together with any other amounts due under the Neuronetics Agreement (see Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights— TMS Device Supply Arrangement with Neuronetics”). There can be no assurance that we will be able to further renegotiate our outstanding debt with Madryn and Neuronetics, or that additional capital or other types of financing will be available when needed or that these financings will be on terms at least as favorable to the Company as the 2023 Private Placement and/or the 2023 Debt Financings, or available to the Company at all.

You should not rely on our consolidated balance sheet as an indication of the amount of proceeds that would be available for us to satisfy claims of our creditors (including, but not limited to, Madryn and Neuronetics), and potentially be available for distribution to shareholders, in the event of liquidation.

Inability to satisfy our obligations under the Madryn Credit Facility, the Neuronetics Agreement, the Neuronetics Note and the Insider Notes and the potential acceleration of indebtedness, which would force us into bankruptcy.

On February 21, 2023 and March 20, 2023, the Company received waivers from Madryn with respect to the Company’s non-compliance with the covenant to maintain a minimum cash balance of $3,000,000, which is tested on a daily basis (the “Minimum Liquidity Covenant”) until March 27, 2023. As of April 12, 2023, the Company has a cash balance of approximately $5.7 million; however, we can provide no assurance that we will remain in compliance in with the Minimum Liquidity Covenant in the future.

The net proceeds of the 2023 Debt Financings and 2023 Private Placement are only sufficient to enable the Company to comply with the Minimum Liquidity Covenant in the short term, as a result of the Company’s ongoing cash requirements necessary to operate its business, including repayment of its outstanding obligations under the Neuronetics Agreement and the Neuronetics Note. The Company has recently announced its proposed Restructuring Plan in an effort to achieve certain cost savings; however, irrespective of potential cost savings from the Restructuring Plan, the Company may not have the financial resources to satisfy the Minimum Liquidity Covenant under the Madryn Credit Facility in the future or satisfy our payment obligations under the Madryn Credit Facility, the Neuronetics Agreement, the Neuronetics Note and the Insider Notes. Our obligations under the Madryn Credit Facility and the Neuronetics Note are secured by first priority liens on substantially all assets of the Company and certain of its subsidiaries, subject to customary exceptions. In the event either Madryn or Neuronetics elects to accelerate the indebtedness upon the occurrence of a default and foreclose on the collateral, the Company will likely be required to file for bankruptcy protection and our assets will likely be liquidated. Our equity holders would likely not receive any recovery in a bankruptcy scenario, in which case you will likely receive no recovery for your Common Shares.

In addition, the Madryn Credit Agreement contains affirmative covenants that require the Company to comply with the Reporting Requirements (as defined below) on or before March 31, 2023. On March 31, 2023, the Company failed to deliver the Financial Statements (as defined below) and expects the report and opinion of the independent certified public accountant which accompanies the Financial Statements are subject to a “going concern” qualification. On March 31, 2023, the Company received a waiver from Madryn with respect to the Company’s non-compliance with the Reporting Requirements; however, we can provide no assurance that we will remain in compliance in with the Reporting Requirements in the future.

We may fail to successfully implement the Restructuring Plan, which may force us to seek additional strategic alternatives in the future.

As previously disclosed, we are undertaking a number of actions to support our ongoing transformation, including but not limited to, cost cutting, lowering capital expenditures, reducing our Treatment Center footprint by approximately 33% and reducing employee and clinician headcount by a similar margin. We may experience reputational harm to the extent our existing patients are unable to continue to receive treatment at Treatment Centers that we have closed. The timely achievement of our Restructuring Plan as well as our ability to maintain an adequate level of liquidity are subject to various risks, some of which are outside of our control.

If we are not successful in implementing our Restructuring Plan, our business, financial condition and results of operations may adversely be affected, which may force us to consider additional strategic alternatives, including restructuring or refinancing our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including filing for bankruptcy protection. We may not be able to successfully execute any strategic alternatives we are currently considering or any others, and our ability to do so could be adversely affected by numerous factors, including changes in the economic or business environment, financial market volatility and the performance of our business.

Furthermore, the price of the Common Shares may decline to the extent that the relevant current market price reflects a market assumption that the Restructuring Plan will be implemented and certain costs related to the Restructuring Plan, such as legal, accounting and consulting fees, must be paid even if the Restructuring Plan is not completed. The Company may be unable to identify other investments offering financial returns comparable to those of the Restructuring Plan.

We may not realize expected returns on the Restructuring Plan.

Corporate restructurings such as the Restructuring Plan involve risks that could materially and adversely affect the Company’s business plan, including the failure of the Company to realize the anticipated benefits and cost savings. There can be no assurance that the Company will be able to fully realize some or all of the expected benefits of the Restructuring Plan, including, among other things, those described under Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights—Restructuring Plan”. The ability to realize these anticipated benefits will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. There is a risk that some or all of the expected benefits will fail to materialize, or may not occur within the time periods anticipated by management. The realization of some or all of such benefits may be affected by a number of factors, many of which are beyond the control of the Company.

We have failed to timely make payments to certain of our business partners, which has affected our relationship with such parties and our reputation.

We have also failed to timely make payments due to our vendors, landlords and similar other business partners (including Neuronetics), which has affected our relationship with such parties and our reputation and may affect our ability to successfully engage with such parties and other business partners in the future. For example, we have had an outstanding balance with Neuronetics, which we restructured under the terms of the Neuronetics Agreement and the Neuronetics Note. The Neuronetics Agreement contains minimum purchase commitments and we could be subject to shortfall payments if we do not purchase enough treatments during each year. See Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights— TMS Device Supply Arrangement with Neuronetics”.

Our ability to obtain TMS Devices from our suppliers on a timely basis at competitive costs could suffer as a result of events that adversely affect our suppliers or cause disruptions in their businesses.

TMS treatments are delivered through TMS Devices. We and our suppliers of TMS Devices may be affected by, among other things, increases in labor and fuel costs, labor disputes and disruptions, regulatory changes, political or economic instability or civil unrest, including terrorist activities, military and domestic disturbances and conflicts, natural disasters, pandemics, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to trade. These factors are beyond our control, may adversely affect us and our suppliers or cause disruptions to their and our businesses and may impact their ability to supply us with TMS Devices. Consequently, our ability to provide TMS treatment to our patients on acceptable terms and within acceptable timelines may be impacted, which could have a material adverse effect on our profitability and results of operations.

We rely exclusively on Neuronetics as the supplier of the TMS Devices that we utilize under the Neuronetics Agreement. The loss of this relationship, or any negative impacts on Neuronetics’ ability to manufacture such machines, would severely harm our business.

Pursuant to the Neuronetics Agreement, Neuronetics is now the exclusive supplier of TMS Devices to the Company. While we currently still use TMS Devices from other suppliers, over time, we expect that Neuronetics’ NeuroStar TMS Devices will replace competitive TMS Devices at the Company’s Treatment Centers. Any failure by Neuronetics to fulfill its obligations under the Neuronetics Agreement, or any adverse change in the financial health of Neuronetics, could have a material adverse effect on our revenue and operating results and operating cash flows. Further, in the event of supply shortages and interruptions, long lead times, and act-of-God events such as global pandemics, weather related catastrophes, or conflict, any of which could disrupt the operations of Neuronetics, we may be unable to identify or contract with new suppliers or producers in the event of a disruption to our supply and we could experience a material adverse effect on our revenue, operating results, and ability to operate our business.

The Neuronetics Agreement contains minimum purchase commitments and we could be subject to shortfall payments if we do not purchase enough treatments during each year.

Under the Neuronetics Agreement, we must purchase a minimum number of treatment sessions equal to the total number of TMS treatments we perform each year (see Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights— TMS Device Supply Arrangement with Neuronetics”). We will receive a credit against our outstanding balance under the Neuronetics Agreement for each treatment session purchased from Neuronetics during 2023. However, if we do not purchase a sufficient number of treatments in 2023, we may be required to pay Neuronetics for the new and existing shortfalls in our outstanding balance. These amounts, if they become payable and are not credited or further restructured, may be material and could have an adverse impact on our liquidity and financial condition.  The failure to timely repay the remainder of the outstanding balance will constitute an event of default under the Neuronetics Agreement and the Neuronetics Note, which would require us to issue the Neuronetics Warrants (as described below in Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights— TMS Device Supply Arrangement with Neuronetics”), which would have the potential to result in substantial dilution and depending on the trading price of our Common Shares as of the date of such default, could result in a change of control of the Company. In addition, default under the Neuronetics Note could trigger a default under the Madryn Credit Facility and, unless such default was waived by Madryn, would likely lead us to file for bankruptcy protection.

We have incurred losses in the past and may be unable to achieve or sustain profitability in the future and may not be able to secure additional financing to fund losses if we fail to achieve or maintain profitability.

We will need to generate significant additional revenues to achieve and sustain profitability. Furthermore, even if we achieve profitability, we cannot guarantee that we will remain profitable for any substantial period of time. Although our Restructuring Plan is intended to allow us to focus on the most profitable Treatment Centers, we can provide no assurance that our remaining Treatment Centers will remain profitable or that we will achieve profitability in any future period. Our failure to achieve or maintain profitability could negatively impact the value of our securities, including the Common Shares, and there can be no assurance that we will be able to raise the additional funding that we may require in order to carry out our business objectives and growth strategies.

Even after giving effect to the 2023 Debt Financings and the 2023 Private Placement, we expect we will require additional financing to fund our operating and investing activities in the future, and such additional financing is also required in order for us to repay our short-term obligations. To the extent we continue to have negative cash flows in any future period, we may use a portion of our working capital to fund such negative cash flow.

The development of our business depends, in part, upon prevailing capital market conditions, our business performance and our ability to obtain financing through equity and debt financing or other means. Although we have recently received additional financing from the 2023 Debt Financings and the 2023 Private Placement, we can provide no assurance that we will not be required to obtain additional financing in the future on acceptable terms or at all. If any such additional financing is not available to us, or is not available on satisfactory terms, our ability to operate our business or respond to competitive pressures would be curtailed and we may need to delay, limit or eliminate growth plans or operations or other elements of our growth strategies. There can be no assurance that we will be successful in obtaining additional financing, on acceptable terms, or at all.

The issuance of additional Common Shares under any equity financing may have a dilutive effect on the interests of shareholders. The number of Common Shares that we are authorized to issue is unlimited. We may, in our sole discretion, subject to applicable law and the rules of applicable stock exchanges, issue additional Common Shares from time to time (including pursuant to any equity-based compensation plans or upon exercise of outstanding warrants or convertible instruments), and the interests of our shareholders may be diluted as a result.

Our level of indebtedness may increase and reduce our financial flexibility.

We are currently indebted under the Madryn Credit Agreement, the Neuronetics Note and the Insider Notes and we may incur additional indebtedness in the future. See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” below. We are exposed to changes in interest rates on our cash, bank and shareholder indebtedness and long-term debt. Debt issued at variable rates exposes us to cash flow interest rate risk. Debt issued at fixed rates exposes us to fair value interest rate risk. Our borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk for us.

The terms of the Madryn Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, financial covenants that require the Company to (i) generate consolidated revenues for each 12-month period (on a pro forma basis giving effect to the Success TMS Acquisition (as defined below)), measured quarterly (commencing with the 12 months ending on September 30, 2022), in amounts that (A) for the first, second and third measurement periods, are in line with the historical trailing performance of the Company and Success TMS (taken together as a combined company) but substitute one, two and three quarters, respectively, of historical combined revenues with a portion of the projected combined revenues for those quarters; and (B) for measurement periods thereafter, represent a percentage of the Company’s projected consolidated revenues for such periods, assuming modest growth over time, and is capped at the minimum revenue requirement for the 12 months ending on June 30, 2027, and (ii) maintain minimum liquidity of $3.0 million. See “Risks Relating to our Business – Inability to satisfy debt covenants under the Madryn Credit Facility and the potential acceleration of indebtedness, which would force us into bankruptcy” for further information.

In addition, the Madryn Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness outside of what is permitted under the Madryn Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. As of December 31, 2022, we are in compliance with these covenants; however, we can provide no assurance that we will remain in compliance in the future. A failure by us to comply with the covenants specified in the Madryn Credit Agreement could result in an event of default under the agreement and trigger events of default under the Neuronetics Note and the Insider Notes. An event of default under the Madryn Credit Facility would give Madryn the right to terminate their commitments to provide additional loans under the Madryn Credit Facility. The lenders under each of the Madryn Credit Agreement, the Neuronetics Note and the Insider Notes would have the ability to declare all amounts outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. If such debt were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could materially and adversely affect our business, financial condition and results of operations. See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” below.

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

Our level of indebtedness could affect our operations in several ways, including the following:

●	a significant portion of our cash flows could be used to service our indebtedness;

●	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;
●	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;
●	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;
●	a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and
●	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions or other purposes.

In addition to our debt service obligations, our operations require material expenditures on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as to provide capacity for the growth of our business, depends on our financial and operating performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

Our strategy to grow our business is subject to significant risks

A key component of our business strategy is the development and scaling of Treatment Centers in order to increase our revenues. Risks associated with developing and scaling Treatment Centers include:

●	finding appropriate clinical partners and clinicians with whom to partner in new management regions;
●	finding, hiring, training and retaining high quality regional management teams;
●	negotiating and establishing relationships with local commercial insurance carriers and/or obtaining state and federal certification for participation in the Medicare and other non-Medicare government-based programs;
●	increasing awareness of TMS as a treatment option for Major Depressive Disorder (“MDD”), obsessive-compulsive disorder (“OCD”), smoking cessation, and other potential future indications;
●	identifying desirable locations and markets to open new Treatment Centers, which may be difficult and costly;
●	negotiating acceptable lease terms, including favorable levels of tenant improvement allowances;
●	successfully integrating new Treatment Centers into our existing control structure and operations, including our information technology systems; and
●	addressing competitive, marketing and other challenges encountered in connection with expansion into new geographic areas and markets.

To the extent that we open new Treatment Centers in regions where we already have existing Treatment Centers, we may experience reduced revenues at those existing locations.

There is no guarantee that newly opened Treatment Centers will be received as well as, or achieve profitability levels comparable to, our existing locations within our estimated time periods, or at all. If our Treatment Centers fail to achieve, or are unable to sustain, acceptable profitability levels, our business may be materially adversely affected and we may incur significant costs associated with closing or relocating Treatment Centers, including in connection with the Restructuring Plan. In addition, our current expansion plans are only estimates, and the actual number of Treatment Centers that we open, the timeline on which we do so and the actual number of suitable locations for our new Treatment Centers could differ significantly from these estimates, particularly in light of the curtailment of our Treatment Center development activity due to COVID-19. Our inability to complete the development of additional Treatment Centers, or execute our Restructuring Plan, could limit or significantly delay the overall growth of, and have a material adverse effect on, our business.

Our strategy to grow our business through the expansion of the Spravato® Program is subject to significant risks.

In the first quarter of Fiscal 2021, we commenced offering Spravato® (esketamine nasal spray) at select Treatment Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. The roll-out of our Spravato® Program at select Treatment Centers continued through Fiscal 2021 and Fiscal 2022 building on our long-term business plan of utilizing our Treatment Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. We may, however, be unsuccessful in growing our business through the expansion of the Spravato® Program into our existing Treatment Center infrastructure.

The factors which may prevent us from successfully expanding the Spravato® Program include, among other things, (1) we may be unable to retain a sufficient number of clinicians/non-medical personnel to offer the service to our patients, including as a result of a general lack of qualified clinicians/non-medical personnel, (2) we may be unable to attract a sufficient number of patients willing to use Spravato® due to lack of awareness or otherwise, (3) we may be unable to implement the Spravato® Program into our existing Treatment Center network on a timely basis (e.g., there may be insufficient space in our existing Treatment Centers, and we may be unable to successfully implement systems or process changes in order to accommodate the Spravato® Program), (4) we may not generate revenues from the expanded roll-out of the Spravato® Program that meets our expectations, (5) we may be unable to negotiate attractive reimbursement for Spravato® services from third-party payors, and (6) we are currently reliant on Janssen Pharmaceuticals, Inc. as the marketer of Spravato®.

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

We are highly dependent on qualified managerial personnel. Our anticipated growth will require additional expertise and the addition of new qualified personnel. In recent years, we have experienced shortages of qualified managerial and non-medical personnel due to labor shortages in the United States. In addition, there is intense competition for qualified personnel in the non-clinical healthcare management services space. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, could harm our business development and expansion plans as well as our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues, which could materially adversely affect our business, prospects, financial condition, results of operations or cash flows.

If commercial payor plans are subject to restriction in plan designs or the average rates that commercial payors pay us decline significantly, or if there are changes in Medicare or other non-Medicare government-based programs or payment rates, such occurrences would have a material adverse effect on our revenues, earnings and cash flows.

There is no guarantee that commercial, Medicare or other non-Medicare government payment rates will remain at existing levels as they could be subject to material decreases in the future. More than 95% of the patients that receive Spravato® or TMS treatment (“Treatment”) at our Treatment Centers are covered, to a certain extent, by commercial payors, Medicare or other non-Medicare government programs. If we experience downward pressure on reimbursement conditions in the market due to employers shifting to less expensive options for medical services or as a result of consolidations among commercial payors, or if state governments and other governmental organizations face increasing budgetary pressure, resulting in decreases in the average reimbursement rates for TMS therapy and/or denial of reimbursement coverage for Spravato®, such occurrences would have a material adverse effect on our revenues, earnings and cash flows.

We may incur increased costs if third-party payors impose additional requirements related to the provision of services at our Treatment Centers.

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

Additional factors that could complicate our ability to timely or accurately bill payors include:

●	disputes between payors as to which party is responsible for payment;
●	failure of information systems and processes to submit and collect claims in a timely manner;
●	variation in coverage for similar services among various payors;
●	our reliance on third-parties, whom we do not control, to provide billing services;
●	the difficulty of adherence to specific compliance requirements and other procedures mandated by various payors;
●	failure to obtain proper provider credentialing and documentation in order to bill various payors; and
●	failure to collect patient balances due to economic conditions or other unknown reasons.

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

Our success depends, in part, on our ability to attract new patients, particularly, in accordance with our growth strategy, within new management regions in the United States in markets in which we have limited or no Treatment Centers or brand awareness. In order to expand our patient base in these new markets as well as our existing markets, we depend, for a substantial portion of the services we perform, on patient referrals from unaffiliated clinicians. The COVID-19 pandemic has had a material adverse effect on our business and future growth opportunities, as we experienced a decline in both patient visits/treatments and new patient treatments starts in each of Fiscal 2020, Fiscal 2021 and Fiscal 2022, primarily as a result of the COVID-19 pandemic and its ongoing effects on in-person treatment for MDD and OCD. In addition, if a significant number of clinicians and other third parties were to discontinue or significantly reduce the rate at which they refer patients to us, our treatment volume could materially decrease, which would reduce our revenue and operating margins, which could have a material adverse effect on our business and financial condition.

If our TMS practices lose a significant number of clinicians, our financial results could be adversely affected.

Against a backdrop of significant mental health and addiction issues in the United States and an increase in suicide rates, there is an unprecedented demand for clinicians. At times, there has been a shortage of qualified clinicians in some of the regional markets in which we serve. In addition, competition in recruiting clinicians may make it difficult for our contracted psychiatric practices to maintain adequate levels of clinicians. If a significant number of clinicians terminate their relationships with our practices and those practices are unable to recruit sufficient qualified clinicians to fulfill their obligations under our agreements with them, our ability to maximize the use of our Treatment Centers and our financial results could be materially adversely affected. Neither we, nor our practices, maintain insurance on the lives of any affiliated clinicians.

We may be unable to execute successfully on our acquisitions and other business initiatives.

Our growth through the successful acquisition and integration of complementary businesses is a critical component of our corporate strategy. For example, in Fiscal 2021 we completed the Achieve TMS East/Central Acquisition (as defined below), which added an additional 17 new Treatment Centers in New England and the central United States and, in Fiscal 2022, we completed the Success TMS Acquisition, which added 47 TMS locations across the United States. In the future, we may continue to pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall business strategy and disciplined financial management. These activities create risks such as:

●	the need to integrate and manage the acquired business;
●	additional demands on our resources, systems, procedures and controls;
●	disruption of our ongoing business;
●	diversion of management’s attention from other business concerns;
●	inability to achieve the anticipated synergies and profitability from Treatment Centers we acquire; and
●	litigation related to such acquisitions or other business combinations.

Such acquisitions or other business collaborations may involve significant commitments of financial and other resources of our Company, as well as adjustments to the overall size and operation of our business. For example, in connection with our Restructuring Plan, we intend to close a number of less profitable Treatment Centers that we acquired from Success TMS, Achieve TMS East/Central and Achieve TMS West (as defined below). Any such activities related to integration of recently-acquired Treatment Centers may not be successful in improving our profitability, and the resources committed to such activities will not be available to us for other purposes. In addition, while we conduct due diligence prior to consummating an acquisition or business collaboration, such diligence may not identify all material issues associated with such transactions.

In addition, we may from time to time be involved in litigation in connection with acquisitions and other business combinations.  In April 2023, we received a letter from the sellers of Success TMS in which the sellers threatened potential litigation in connection with the Success TMS Acquisition.  The letter claimed breaches of certain representations and warranties under the Purchase Agreement (as defined in Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights—Acquisition of Success TMS”) as well as acceleration of the indebtedness due under the $2.1 million promissory note assumed by the Company in connection with the Success TMS Acquisition payable to a lender affiliated with Mr. Benjamin Klein (see Item 5, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” for additional details).  We are currently evaluating the nature of these claims and remain in discussions with the sellers and the lender.  Although we believe the claims under the Purchase Agreement are too preliminary in order to assess the potential likelihood of success or damages against us, and we believe that the acceleration of indebtedness under the promissory note is without merit, we can provide no assurance that litigation will not arise out of the foregoing matter. Any such litigation may require substantial time and expense to resolve, and the results of such litigation may be materially adverse to the Company.

In addition, the senior management of the Company and the Board have from time to time considered, and may consider in the future, various transactions in the context of its long-term business plan, including mergers, acquisitions, divestitures, alliances, joint ventures, investments or other strategic transactions. We may experience unanticipated challenges or difficulties identifying and negotiating transactions with suitable new acquisition candidates that are available for purchase at reasonable prices. Even if we are able to identify and enter into agreements with such candidates, we may be unable to consummate any such acquisition on suitable terms, in a timely manner or at all, and we may not realize the anticipated benefits of such transactions. Moreover, if we are unable to access capital markets on acceptable terms or at all, we may not be able to consummate acquisitions, or may have to do so on the basis of a less than optimal capital structure.

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

Our ability to realize the anticipated benefits of acquired businesses, including the Success TMS Acquisition, the Achieve TMS East/Central Acquisition and the Achieve TMS West Acquisition (as defined below), will depend, in part, on our ability to successfully and efficiently integrate acquired businesses and operations with our own. The integration of acquired operations with our existing business may be complex, costly and time-consuming, and may result in additional demands on our resources, systems, procedures and controls, disruption of our ongoing business, and diversion of management’s attention from other business concerns. Although we cannot be certain of the degree and scope of operational and integration problems that may arise, the difficulties and risks associated with the integration of acquired businesses may include, among others:

●	the increased scope and complexity of our operations;
●	coordinating geographically separate organizations, operations, relationships and facilities;
●	integrating (i) personnel with diverse business backgrounds, corporate cultures and management philosophies, and (ii) the standards, policies and compensation structures, as well as the complex systems, technology, networks and other assets, of the businesses;
●	retention of key employees;
●	the possibility that we may have failed to discover obligations of acquired businesses or risks associated with those businesses during our due diligence investigations as part of the acquisition for which we, as a successor owner, may be responsible or subject to; and
●	provisions in contracts with third parties that may limit flexibility to take certain actions.

As a result of these difficulties and risks, we may not accomplish the integration of acquired businesses smoothly, successfully or within our budgetary expectations and anticipated timetables, which may result in a failure to realize some or all of the anticipated benefits of our acquisitions.

In addition, we may have ongoing obligations and/or additional contingent consideration payable in connection with our acquisitions. For example, the acquisition by the Company of Achieve Treatment Centers, LLC and Achieve TMS Alaska, LLC on September 26, 2019 and the Achieve TMS East/Central Acquisition were subject to Earn-Out payments based on the financial performance of the respective targets following closing. Any such ongoing obligations and contingent consideration that may be payable in connection with future acquisitions may require substantial cash expenditures by us, or may result in equity dilution in connection with the issuance by us of additional Common Shares.

Our ability to manage our operations at our current size and successfully execute on our business strategies is subject to numerous risks and uncertainties.

The continued success of our growth initiatives depends on, among other things, our ability to scale our network of Treatment Centers and management regions within the United States, our ability to expand our Spravato® Program, as well as factors which are beyond our control, including general economic conditions and consumer confidence in future economic conditions. If we fail to execute on our growth initiatives, face delays in executing our growth initiatives or fail to fully realize the benefits expected to result from these initiatives, our results of operations and our ability to remain competitive may be materially adversely impacted, and the price of our securities, including the Common Shares, could decline. Our results to date are not an indication of future results, and there can be no assurance that our business strategies will generate increased revenues or improve operating margins even if we are able to successfully implement our growth strategies.

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

Our business and results of operations are sensitive to a number of factors, both within and outside our control. In the event of a sustained reduction in revenues, for whatever reason, it may be necessary to implement an expense reduction plan. For example, in response to the COVID-19 pandemic approximately 20% of our employees were furloughed during a portion of Fiscal 2020, we implemented a temporary hiring freeze and we also reduced management salaries and reduced budgeted discretionary expenses. In December 2021, due to the COVID-19 omicron variant, we implemented a number of additional cost containment measures, including implementation of staffing reductions and a hiring freeze, and a reduction in discretionary spend (particularly in corporate, general and administrative expenses, travel & entertainment, and marketing spend). In March 2023, we implemented the Restructuring Plan and the TSX Delisting (as defined below), each as described in Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights”. We can provide no assurance that we will not be required to implement further expense reduction measures in the future, or that any such measures will be effective.

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

We do not independently own all of our Treatment Centers.

We currently do not independently own all of our Treatment Centers, and healthcare laws and regulations in the United States may impact our ability to operate or own our Treatment Centers in the future, thereby necessitating the use of partnerships and other management services frameworks. Consequently, we may be required to deal with diverse operating or ownership frameworks. In addition, from time to time, we may decide to use cash to restructure our arrangements with fellow owners, managers or operators of certain of our Treatment Centers.

We are subject to risks associated with leasing space and equipment, and are subject to a number of long-term non-cancelable leases with substantial lease payments. Any failure to make these lease payments when due, or the inability to extend, renew or continue to lease space and equipment in key locations, would likely harm our business, profitability and results of operations.

We do not own any real estate. Instead, we lease all of our retail Treatment Center locations, as well as our head office and U.S. corporate headquarters. Accordingly, we are subject to all of the risks associated with leasing, occupying and making tenant improvements to real property, including adverse demographic and competitive changes affecting the location of the property, changes in availability of and contractual terms for leasable space, credit risk in relation to tenant improvement allowances from landlords and potential liability for environmental conditions or personal injury claims.

The success of any Treatment Center depends substantially upon its location. There can be no assurance that our current Treatment Center locations will continue to be desirable in the future, or that we will be able to secure new desirable locations in the future on favorable terms or at all. Treatment Center locations, patient conversion and revenues may be adversely affected by, among other things, social and economic conditions in a particular area, competition from nearby Treatment centers, out-of-pocket treatment costs, changes in stigma relating to mental health issues, and changing lifestyle choices of patients in a particular market. If we cannot obtain desirable locations at reasonable costs, our cost structure will increase and our revenues will be adversely affected.

Our existing Treatment Centers are leased from third parties, with typical lease commitments ranging from “month-to-month” to seven years. Some of our lease agreements also have additional renewal options. However, there can be no assurances that we will be able to extend, renew or continue to lease our existing Treatment Center locations, or identify and secure alternative suitable locations. In addition to fixed minimum lease payments, most of our leases provide for additional rental payments, including payment of common area maintenance charges, real property insurance, real estate taxes and other charges. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. Increases in our occupancy costs and difficulty in identifying economically suitable new Treatment Center locations could have significant negative consequences, which include:

●	requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing our profitability;
●	increasing our vulnerability to general adverse economic and industry conditions; and
●	limiting our flexibility in planning for, or reacting to changes in, our business.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and sufficient funds are not otherwise available to us, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could harm our business. Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate shorter terms. If an existing or future location is not profitable, and we decide to close it (including in connection with the Restructuring Plan), we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have an adverse effect on our results of operations and profitability.

Our new Treatment Centers may not be profitable initially, or at all, and may adversely impact our business.

Our new Treatment Centers may experience an initial ramp-up period during which they generate revenues below the levels we would otherwise expect. This is in part due to the time it takes to build a patient base in a new market, higher fixed costs relating to increased labor needs, other start-up inefficiencies that are typical of new locations and cash build-out costs of new Treatment Centers that may be higher than our target cash build-out costs, development costs, additional features, and budgets. It may also be difficult for us to attract a patient base, or otherwise overcome the higher costs associated with new locations. New locations may not have results similar to existing locations or may not be profitable. If new Treatment Centers remain unprofitable for a prolonged period of time, we may decide to close these Treatment Centers (including in connection with the Restructuring Plan), which could have a negative impact on our business and results of operations.

Our future expansion into new geographic regions may present increased risks due to lower awareness of our brand or TMS therapy and Spravato® in general, our unfamiliarity with those regions and other factors.

Our long-term future growth depends, in part, on our expansion efforts into new geographic regions in the United States. As a primary component of our growth strategy, we intend to undertake a targeted expansion into new regions of the United States where we have little or no operating experience or brand awareness. While we have significant experience and awareness across many regions in the United States, we have significantly lower patient awareness outside of these regions and our operating experience with respect to our existing management regions may not be relevant or necessarily translate into similar results broadly in our target markets in the United States. In addition, any new markets that we enter in the future may have different competitive conditions and/or less familiarity with our brand or TMS therapy as a treatment option in general. As a result, new Treatment Centers in these markets may be less successful than centers in our existing management regions. Accordingly, we cannot guarantee that we will be able to penetrate or successfully operate in any market outside of our current management regions. In order to build greater awareness surrounding Greenbrook and TMS therapy in these new markets, we will need to make greater investments in Treatment Center openings, clinician reach-out, and advertising, with no guarantee of success, which could negatively impact the profitability of our operations in those markets.

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

We are responsible for credentialing our existing and new clinicians with all third-party payors (including commercial insurance plans, Medicare and other non-Medicare government insurance), and all of our clinicians need to be credentialed in order to administer TMS therapy and Spravato® at our Treatment Centers. This credentialing process is completed by us, or by a contracted third party, and requires the submission of a substantial amount of documentation necessary to satisfy third-party payors that our clinicians are qualified to perform services intended to be covered by insurance. The amount of time required to complete credentialing varies substantially between payor and region and is largely out of our control. Any delay in completing credentialing will result in a delay in clinicians seeing patients and a concomitant delay in generating revenue. Any failure of our clinicians to maintain credentials and licenses could result in delays in our ability to deliver care to patients, and therefore adversely affect our reputation and our business.

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

Advances in technology or the development of novel drug treatments for MDD or OCD may reduce the demand for our services or result in significant cost to incorporate the new technology into our Treatment Centers. If we are unable to effectively respond to technological advancement, our treatment volumes could decline, which could have a material adverse effect on our revenues, earnings and cash flows.

The effect of the uncertainty relating to potential future changes to U.S. healthcare laws may increase our and our clinical partners’ and contractors’ healthcare costs, limit the ability of patients to obtain health insurance, increase patients’ share of healthcare costs and negatively impact our financial results.

The Biden Administration and the U.S. Congress are considering a number of legislative and regulatory proposals which could, if passed into law, impact the healthcare system, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), and/or the Medicare and Medicaid programs. Congress may take up legislation to increase or decrease the number of individuals covered by the Medicare or Medicaid programs, reduce prescription drug costs, increase price transparency for consumers, restrict the sale of certain classes of drugs, and reform medication management practices, among others. While not all of the potential legislation, if enacted, would affect our business directly, many of these legislative proposals could impact some or many of our business arrangements directly or indirectly. In addition, regulatory agencies have separately implemented price transparency rules for hospitals and insurers which, while not impacting our business directly, could change the way we interact with these entities. Given that legislative and regulatory change is still evolving, we cannot predict with any certainty the outcome of any future legislation or regulation. However, we believe that many of the legislative items noted above enjoy bipartisan support.

The environment regarding the provisions of the ACA has somewhat stabilized, but specific outcomes are difficult to predict. Certain provisions of the ACA continue to be challenged in the courts and Congress continues to consider modifications to the ACA. Any judicial determinations or legislation related to the ACA could have a material impact on our ability to conduct business and our operations.

Because of our U.S. operations, we could be adversely affected by violations of federal Anti-Kickback Statute and/or other fraud and abuse laws. If our arrangements with physicians were found to violate the law, we could suffer consequences that would have a material adverse effect on our revenues, earnings, cash flows and reputation.

The federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)) (the “Anti-Kickback Statute”) and other fraud and abuse laws and regulations, both at the federal and state level, generally prohibit parties from giving remuneration to a physician or other person in a position to refer or generate business for a health care provider, such as the Treatment Centers operated or managed by the Company, with the intent to induce or reward such referrals. Notwithstanding our strict policies and procedures designed to ensure no violation of such laws, financial relationships within the Company organization involving physicians and other potential referral sources, including amounts paid under our management services agreements, distributions made to referring physicians who are also equity holders in our Treatment Centers and all other financial arrangements involving the Company may result in violations of such laws. We have sought to structure our arrangements to satisfy federal Anti-Kickback Statute safe harbor requirements, but they remain susceptible to government scrutiny. If we were found to violate the law, we could suffer consequences, including fines, penalties, repayment obligations, criminal liability and exclusion for participation in federal health care programs, that would have a material adverse effect on our revenues, earnings, cash flows and reputation.

Our management services arrangements with physician practices and those practices’ professional services agreements with contracted or employed psychiatrists must be structured in compliance with state laws relating to the practice of medicine, including, without limitation, fee-splitting prohibitions.

The laws in certain states in which we operate prohibit us from owning physician practices, exercising control over the clinical judgment of physicians, and/or engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws vary by state and are enforced by state courts and regulatory authorities, each with broad discretion, and often with limited precedent as to how challenges under these laws may be decided. One component of our business involves entering into management services agreements with physician practices whereby we provide management, administrative, technical and other non-medical services to the physician practices in relation to TMS therapy services in exchange for a service fee. We structure our relationships with these physician practices in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over any physician’s medical judgment. However, there can be no assurance that our present arrangements with physicians providing medical services and medical supervision at the Treatment Centers we manage will not be challenged in the future for violating these state laws and, if challenged, that they will not be found to violate applicable laws. Any such ruling against us could subject us to potential damages, injunctions and/or civil and criminal penalties or require us to restructure our arrangements in a way that would affect the non-medical control or quality of our services or change the amounts that we receive from the operation of these Treatment Centers, which could have a material adverse effect on our business.

The regulatory framework in which we operate is constantly evolving.

Healthcare laws and regulations are constantly evolving and could change significantly in the future. We closely monitor these developments and will modify our operations from time to time as the regulatory environment requires. There can be no assurances, however, that we will always be able to adapt our operations to address new laws or regulations or that new laws or regulations will not adversely affect our business. In addition, although we believe that we are operating in material compliance with applicable federal and state laws and regulations, neither our current or anticipated business operations nor the operations of our contracted physician practices have been the subject of judicial or regulatory interpretation. We cannot assure investors that a review of our business by regulatory authorities or courts will not result in a determination that could materially adversely affect our operations or that the healthcare regulatory environment will not change in a way that materially restricts our operations, particularly given the impact of the COVID-19 public health emergency and its expiration in May 2023. Furthermore, governments, government agencies and industry self-regulatory bodies in the United States may, from time to time, adopt statutes, regulations and rulings that directly or indirectly affect the activities of the Company. These statutes, regulations and/or rulings could adversely impact our ability to execute our business strategy and generate revenues as planned.

Complying with U.S. federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in penalties or repayments.

We are directly, and indirectly through the physician practices, subject to extensive regulation by both the U.S. federal government and the state governments of those states in which we operate Treatment Centers, including:

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

If our operations are found to be in violation of any of the laws and regulations to which we or our contracted physician practices are subject, we may be subject to penalties associated with the violation, including civil and criminal penalties, damages, fines, exclusion and the curtailment of our operations. Any penalties, damages, fines, exclusion or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risks of our being found in violation of these laws and regulations is increased by the view that many of these laws and regulations are complex, have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could result in significant legal expenses and divert our management’s attention from the operation of our business, which could have a material adverse effect on our business, operations and prospects.

Furthermore, the Medicare and Medicaid reimbursement rules impose extensive requirements upon healthcare providers that furnish services to Medicare and/or Medicaid beneficiaries, including the Company and our contracted physician practices. Moreover, additional laws and regulations potentially affecting healthcare providers participating in the Medicare and Medicaid programs continue to be promulgated that may impact us in the future. From time to time, in the ordinary course of business, we may conduct internal compliance reviews, the results of which may involve the identification of errors in the manner in which we or our contracted physician practices submit claims to the Medicare or Medicaid program. We may also be subject to periodic audits by insurance companies, including those associated with the Medicare or Medicaid program. These reviews may result in the identification of errors in the manner in which we or our contracted physician practices bill such insurance programs for services, which may result in the receipt of incorrect payments from the insurance companies, including the Medicare program, that we are required to repay. Under U.S. law, the failure to report and return Medicare overpayments can lead to liability under the FCA and associated penalties, including exclusion from Medicare or Medicaid and other federal health care programs. In addition, private payors may on occasion amend their coverage policies in a way that may impact our operations.

As part of our ongoing compliance efforts with these regulatory requirements, we periodically conduct reviews of our Treatment Centers’ past operations to assess our compliance with such requirements. If and when such reviews demonstrate that there may be a repayment obligation due to the failure to comply with certain regulatory requirements, the Company remedies the deficiency and returns and refunds any Medicare overpayments within the required time periods.

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

We experience competition from other Treatment providers, providers of esketamine nasal spray therapy, hospitals and pharmaceutical and other companies, and this competition could adversely affect our business and revenue.

The market for TMS and esketamine nasal spray services is becoming increasingly competitive. We compete principally on the basis of our reputation and brand, the location of our centers, the quality of our services and the reputation of our affiliated clinicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual clinicians that can offer TMS therapy and/or esketamine nasal spray therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy and/or esketamine nasal spray therapy as part of their overall practice, as well as a few other specialist Treatment providers and esketamine nasal spray therapy or intravenous ketamine providers.

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

None of our employees are currently subject to collective bargaining agreements. As we continue to grow and enter different management regions, unions may attempt to organize all or part of our employee base at certain Treatment Centers or within certain management regions. Responding to such organization attempts may distract management and employees and may have a negative financial impact on individual locations, or on our business as a whole.

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

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, federal and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the patient information that we process in connection with the payment for Treatment, resulting in increased compliance costs.

In addition, as a result of COVID-19, a signification portion of our corporate and head office operational functions were carried out by employees working from home or otherwise remotely during Fiscal 2021 and portions of early Fiscal 2022. Remote working by employees, increased use of Wi-Fi and use of office equipment off-premises has become necessary for the foreseeable future and may make our business more vulnerable to cybersecurity breach attempts, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could have a material adverse effect on our business and results of operations. There is no guarantee that our disaster recovery procedures will be adequate in these circumstances. This period of uncertainty may also result in increases in phishing and social engineering attacks.

Many of our business functions are centralized at our head office locations. Disruptions to the operations at these locations could have an adverse effect on our business.

Our head office is located in Toronto, Ontario, and our U.S. corporate headquarters is located in Tysons Corner, Virginia. We have centralized a large number of business functions at these locations, including Treatment Center design, patient support, marketing and management. Most of our senior management, our primary data center and critical resources dedicated to financial and administrative functions, are located at our head office and U.S. corporate headquarters. If we were required to shut down either one of these sites for any reason, including fire, earthquake or other natural disaster, civil disruption, or pandemic, our management and our operations staff would need to find an alternative location, causing significant disruption and expense to our business and operations.

As a result of the COVID-19 pandemic, an increasing number of our employees, including those working from our head office and U.S. corporate headquarters, had been working remotely during Fiscal 2021 and portions of early Fiscal 2022. Employing a remote work environment could affect employee productivity, including due to a lower level of employee oversight, distractions caused by the pandemic and its impact on daily life, health conditions or illnesses, disruptions due to caregiving or childcare obligations or slower or unreliable internet access. If our productivity is impacted as a result of the transition, we may incur additional costs to address such issues and our financial condition and results may be adversely impacted.

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

IFRS and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including revenue recognition, business combinations, impairment of goodwill and intangible assets, right-of-use assets, prepaid expenses and other assets, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported financial performance or financial condition in accordance with generally accepted accounting principles.

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

In connection with the audit of our consolidated financial statements that were prepared in accordance with IFRS, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), our management identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Due to the forecasting complexities that arose from an evolving operating environment including the announcement of the Restructuring Plan and significant financing transactions throughout the first quarter of Fiscal 2023 and into April 2023, our management identified a material weakness related to the Company not having effectively designed and maintained controls over the effective preparation, review and approval of its impairment analysis. This control deficiency was not pervasive in nature and was isolated in impact.

We intend to implement a remediation plan that involves retaining an external valuation firm to assess and analyze impairment, commencing in Fiscal 2023. We will take all measures necessary to address and cure the underlying causes of the material weaknesses. Once implemented, our remediation plan may not prove to be successful in remediating the material weakness and we do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future.

If our management is unable to certify the effectiveness of our internal controls or if additional material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our securities, including the Common Shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of our securities, including the Common Shares, and harm our ability to raise capital.

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

We are subject to the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) since our Common Shares are listed on Nasdaq. Section 404 of Sarbanes-Oxley (“Section 404”) requires companies subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of our internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”), we are classified as an “emerging growth company”. Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal control over financial reporting during a transition period of up to five years from our initial registration with the United States Securities and Exchange Commission (the “SEC”). We will need to prepare for compliance with Section 404(b) by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404(b) is complicated and time-consuming. Furthermore, we believe that our business will grow in the United States, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, our management may identify additional material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by Sarbanes-Oxley. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies additional material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

Risks Relating to Ownership of Common Shares

There is no guarantee of a return on investment in the Common Shares.

There can be no assurance that we will ever be profitable. The Common Shares are equity securities of the Company and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Company to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of a Common Share on any date in the future. The market value of the Common Shares may deteriorate if the Company is unable to generate sufficient positive returns, and that deterioration may be significant. Accordingly, you may experience a total loss of your investment.

Trading in our securities is highly speculative, and we may be required to file for bankruptcy protection in the future.

Trading in our Common Shares is highly speculative and poses substantial risks to investors. There is no guarantee that an investment in our Common Shares will earn any positive return in the short or long term, and we have encountered substantial cash shortages that have required restructuring of our outstanding balance pursuant to the Neuronetics Agreement and the Neuronetics Note, amendments and waivers under the Madryn Credit Facility, as well as the extension of additional New Loans (as defined below) and additional financing from significant shareholders (including Greybrook Health Inc. (“Greybrook Health”)) and management. An investment in Common Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks, who have no need for immediate liquidity in their investment and who have the financial capacity to absorb a loss of some or all of their investment. Trading prices for our Common Shares may bear little or no relationship to the actual recovery, if any, by holders of our securities in any bankruptcy proceeding and our shareholders will likely not receive any recovery at all in a bankruptcy scenario. Our operations and ability to develop and execute our business plan, our financial condition, our liquidity and our continuation as a going concern, are subject to risks and uncertainties. These risks include, but are not limited to, the following:

●	our ability to execute our Restructuring Plan and to achieve the anticipated cost-savings therefrom;

●	our ability to maintain our current relationships with or attract new clinicians, patients, employees, and other third parties;
●	our ability to maintain contracts that are critical to our operations, including the Neuronetics Agreement, and maintain our relationship with Neuronetics;
●	our ability to attract, motivate and retain key employees; and
●	the actions and decisions of our creditors (including Madryn) and other third parties including, but not limited to, our landlords and vendors who have interests that may be inconsistent with our plans.

For additional risks, please see “Risk Factors” in this Annual Report. These risks and uncertainties could affect our business and operations in various ways. If some of these risks materialize, we may not be able to have sufficient resources to continue to operate our business and we may be required to file for bankruptcy protection. Our shareholders may not receive any recovery at all in a bankruptcy scenario.

You may experience dilution in the future.

The number of Common Shares that the Company is authorized to issue is unlimited. The Company may, in its sole discretion, issue additional Common Shares from time to time subject to the rules of any applicable stock exchange on which the Common Shares are then listed and applicable securities law. The issuance of any additional Common Shares, including upon exercise of options, convertible instruments or warrants, may have a dilutive effect on the interests of holders of Common Shares. If these are exercised or converted, an investor’s interest in Common Shares will be diluted and that dilution may be substantial.

There are risks associated with dilution of equity ownership, including in connection with equity financings and upon exercise or conversion of outstanding options, warrants and convertible instruments.

As of April 12, 2023, there were 40,800,180 Common Shares issued and outstanding. If all of the Company’s options that were issued and outstanding as of April 12, 2023, including options that are not yet exercisable, were to be exercised, we would be required to issue up to an additional 729,167 Common Shares, or approximately 1.8% of the issued and outstanding Common Shares as of April 12, 2023. There are also 187,177 warrants of the Company (comprised of the Oxford Warrants and the Greybrook Warrants) issued and outstanding that are exercisable into Common Shares on a one-for-one basis at a weighted average exercise price of $3.56 per share. If all of these warrants were to be exercised, the Company would be required to issue up to an additional 187,177 Common Shares, or approximately 0.5% of the issued and outstanding Common Shares as of April 12, 2023 on a non-diluted basis. In addition, there are also the Madryn Conversion Instruments that are convertible at Madryn’s option into up to 2,918,660 Common Shares. If the entirety of the Madryn Conversion Instruments were to be exercised, the Company would be required to issue an additional 2,918,660 Common Shares, or approximately 7.2% of the issued and outstanding Common Shares as of April 12, 2023 on a non-diluted basis. Pursuant to the Greybrook Conversion Instrument, Greybrook Health has an option to convert up to approximately $1.0 million of the outstanding principal amount of the Insider Notes held by Greybrook Health into Common Shares at a conversion price per share to be determined at a future date in accordance with the terms of the Greybrook Conversion Instrument. As the Greybrook Conversion Price will be based on a future price of the Common Shares, it is therefore not possible to determine the number of Common Shares that may be issuable in connection therewith at this time. Furthermore, pursuant to the Neuronetics Note, in the event of a default by Greenbrook of its obligations under the Neuronetics Note, Greenbrook will be required to issue the Neuronetics Warrants to Neuronetics in order to cure the default. See Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business” and our audited consolidated financial statements for the year ended December 31, 2022 in this Annual Report.

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

A prolonged decline in the price of the Common Shares could result in a reduction in the liquidity of the Common Shares and a reduction in our ability to raise capital. Because a significant portion of our operations has been and may be financed through the sale of equity securities, a decline in the price of the Common Shares could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to implement the planned expansion of our Spravato® Program or continue current operations. If our stock price declines, we can offer no assurance that we will be able to raise additional capital on acceptable terms or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not have the resources to continue our normal operations.

Benjamin Klein continues to have significant influence over us, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

As of April 12, 2023, Benjamin Klein (our largest shareholder and a seller of Success TMS, which we acquired in July 2022) beneficially owns, controls or directs, directly and indirectly, approximately 21.4% of the issued and outstanding Common Shares. As long as Mr. Klein owns or controls a significant number of the outstanding Common Shares, he will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our Board, any amendments to our Articles, or the approval of any merger, acquisition or other significant corporate transaction, including a sale of all or substantially all of our assets.

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

We cannot predict the size of future sales of any such Common Shares or the effect, if any, that future sales of any such Common Shares will have on the market price of the Common Shares. However, sales of substantial amounts of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

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

As a result of the foregoing uncertainty, the forum selection provision in our by-laws may result in increased costs to a shareholder that seeks to bring a claim under the U.S. Exchange Act and/or the U.S. Securities Act and otherwise limit any such shareholder’s ability to bring such a claim in a judicial forum that it finds favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors or officers under U.S. securities laws.

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

General Risk Factors

Macroeconomic conditions may adversely affect our business, including inflation and potential recessionary conditions.

Demand for our services may be impacted by weak economic conditions, inflation, stagflation, recession, equity market volatility or other negative economic factors in the United States. Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. Accordingly, inflation may have a negative impact on our future results of operations, which may be materially adverse. Further, as recessionary conditions develop, our suppliers and other third-party partners may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our patients’ demands or collect revenue or otherwise could harm our business. Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our patients, suppliers and creditors and might cause us to not be able to continue to access preferred sources of liquidity when we would like, and our borrowing costs could increase. These adverse macroeconomic conditions may also negatively impact patient spending ability, which in turn may negatively impact our revenues. Thus, if general macroeconomic conditions deteriorate, our business and financial results could be materially and adversely affected.

The COVID-19 pandemic has had and may continue to have a material adverse effect on our business and future growth opportunities.

While all of our Treatment Centers remained open, and are expected to remain open, during the COVID-19 pandemic, we experienced a temporary decline in both patient visits/treatments and new patient treatment starts during Fiscal 2021 and into the early part of Fiscal 2022 as a result of the COVID-19 pandemic. As a result, we implemented several cost containment measures, including implementation of staffing reductions and a hiring freeze effective in December 2021, a reduction in discretionary spend (particularly in corporate, general and administrative expenses, travel & entertainment, and marketing spend). More recently in Fiscal 2023, we have commenced the implementation of the Restructuring Plan with the goal of further containing costs by closing certain less profitable Treatment Centers where patient demand has been particularly impacted by COVID-19 as well as other macroeconomic factors. Although many of the immediate, direct effects of the COVID-19 have subsided by the later part of Fiscal 2022, we can provide no assurance that we will be able to achieve our pre-pandemic expectations for patient demand and profitability at our remaining Treatment Centers in the future.

In addition, the COVID-19 pandemic and other recent events have resulted in disruptions or delays to our supply chain, which may result in interruptions in TMS Device supply or restrictions on the export or shipment of TMS Devices. Any disruption to our suppliers and their contract manufacturers will likely impact our revenue and operating results. The outbreak of the COVID-19 pandemic may also, in the future, impact the availability of key TMS Device components, logistics flows and the availability of other resources to support critical operations.

In the future, any local, regional, national or international outbreak of a contagious disease, including, but not limited to, COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, could adversely impact us by causing operating delays and disruptions, labor shortages and shutdowns (including as a result of government regulation and prevention measures). If we are unable to mitigate the impacts of the COVID-19 pandemic on our operations, our costs may increase and revenue could decrease. It is unknown how we may be affected if such an epidemic persists for an extended period of time. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for the services we provide.

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

Extreme weather conditions, as a result of climate change or otherwise, in the areas in which our Treatment Centers are located, could adversely affect our business. For example, frequent or unusually heavy snowfall, ice storms, rainstorms or other extreme weather conditions over a prolonged period could make it difficult for our patients to travel to our Treatment Centers and thereby reduce the number of treatments we provide. Reduced treatments from extreme or prolonged unseasonable weather conditions could adversely affect our business.

In addition, natural disasters such as hurricanes, tornadoes and earthquakes, or a combination of these or other factors, could severely damage or destroy one or more of our Treatment Centers located in the affected areas, thereby disrupting our business operations.

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

As a “foreign private issuer” (within the meaning of U.S. securities laws) whose Common Shares are listed on Nasdaq, we are permitted to follow certain home country practices instead of certain requirements of the Nasdaq rules. For example, for so long as we remain a “foreign private issuer”, we intend to rely upon our “foreign private issuer” status instead of Nasdaq requirements applicable to U.S. domestic companies to obtain shareholder approval for private placements, transactions that may lead to a potential change of control, equity-based compensation, voting rights and other transactions affecting our Common Shares that are otherwise permitted under Canadian corporate law (including, but not limited to, certain dilutive transactions involving issuances of a 20% or greater interest in the Company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq offering rules that would be applicable for domestic issuers.

We incur significantly increased costs and devote substantial management time as a result of operating as a U.S. public company.

As a U.S. public company, we incur significant legal, accounting and other expenses that we did not incur as a private company or as a Canadian public company. For example, we are subject to the reporting requirements of the U.S. Exchange Act, and are required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements has increased our legal and financial compliance costs and make some activities more time consuming and costly. In addition, we expect that management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, when the Company loses “emerging growth company” status, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404, which involve annual assessments of a company’s internal controls over financial reporting. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of Section 404 compliance or the timing of such costs.

We are expected to lose foreign private issuer status in the future, which will result in significant additional costs and expenses.

We expect to lose foreign private issuer status as of June 30, 2023, as a majority of our Common Shares are expected to be held in the United States and we do not expect to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. Once we are no longer a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we will also lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. The loss of foreign private issuer status will result in significant costs and expenses which could have an adverse impact on our financial condition and cash flows.

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

General Corporate Information

Greenbrook TMS Inc. was incorporated in Ontario, Canada, under the OBCA on February 9, 2018 as a wholly-owned subsidiary of our predecessor parent company, TMS NeuroHealth Inc. (now TMS NeuroHealth Centers Inc. (“TMS US”)), a corporation incorporated in 2011 under the laws of the State of Delaware. On March 29, 2018, the Company and TMS US completed a corporate reorganization pursuant to which all of the holders of common stock of TMS US exchanged their holdings of common stock of TMS US for our Common Shares, resulting in TMS US becoming a wholly-owned subsidiary of Greenbrook (the “Reorganization”). On September 28, 2018, in anticipation of our initial public offering in Canada (the “Canadian IPO”), Greenbrook filed articles of amendment to increase the minimum and maximum size of the Board, to remove the transfer restrictions on the Common Shares and to remove certain other private company restrictions. On October 3, 2018, we completed the Canadian IPO and the Common Shares commenced trading on the TSX under the symbol “GTMS”.

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

On February 27, 2023, the Company announced that it had applied and received approval for a voluntary delisting of the Common Shares from the TSX, which became effective following the close of markets on March 13, 2023.

The following chart identifies our material subsidiaries, their governing jurisdictions and the percentage of their voting securities which are beneficially owned, or controlled or directed, directly or indirectly, by Greenbrook:

Note:

(1)

As at December 31, 2022, we had 183 Treatment Center locations that were operated through individual operating limited liability companies existing under the laws of the Commonwealths of Massachusetts, Virginia and Pennsylvania and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, Iowa, New Jersey, and Nevada. In connection with the Restructuring Plan (as defined below), the Company plans to decrease its operating footprint by closing 50 Treatment Centers, bringing the total number of Treatment Center locations to 133. In certain circumstances, the Company partners with local clinicians, behavioral health groups or other strategic investors, which own minority interests in certain of our Treatment Center operating limited liability companies. As at December 31, 2022, we had 135 wholly owned Treatment Centers and 48 Treatment Centers in which we had a controlling interest, each through the applicable Treatment Center Operating LLCs. See Item 4.A. “Information on the Company—History and Development of the Company —Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights—Restructuring Plan” below.

As at December 31, 2022, our network consisted of 183 Treatment Center locations spanning 18 management regions in the Commonwealths of Massachusetts, Virginia and Pennsylvania and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, Iowa, New Jersey, and Nevada. In connection with the Restructuring Plan, the Company plans to decrease its operating footprint by closing 50 Treatment Centers, bringing the total number of Treatment Center locations to 133, spanning 17 management regions in the Commonwealths of Massachusetts, Virginia and Pennsylvania and the States of Maryland, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, New Jersey, and Nevada. See Item 4.A. “Information on the Company—History and Development of the Company —Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights—Restructuring Plan” below.

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

Recent Developments in Our Business

Early Fiscal 2023 and Fiscal 2022 Highlights

Annual Report Filing Delay and Management Cease Trade Order

On March 29, 2023, the Company announced that both management and the Company’s external auditors, KPMG LLP, agreed that additional information and analysis was necessary in order to complete the preparation and audit of the Company’s annual consolidated financial statements for the year ended December 31, 2022 contained in this Annual Report. The additional information and analysis relates to potential non-cash impairment charges relating to non-financial assets resulting from the Restructuring Plan. The production and analysis by the Company and KPMG LLP’s subsequent audit of this additional information was not completed prior to the Canadian filing deadline of March 31, 2023. As a result, the Company did not file the Annual Report, which includes the Company’s annual consolidated financial statements as at and for the year ended December 31, 2022, the related management’s discussion and analysis, the Company’s annual information form, and CEO and CFO certificates relating to the audited annual financial statements, as required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (such filings, collectively, the “Required Documents”) before the March 31, 2023 prescribed filing deadline in Canada and only filed the Required Documents on April 17, 2023.

The Company applied to the Ontario Securities Commission, its principal Canadian securities regulator for the Company, for the imposition of a management cease trade order under National Policy 12-203 – Management Cease Trade Orders. The management cease trade order was granted on April 5, 2023. The management cease trade order restricts all trading by certain members of management in Greenbrook securities and will remain in force until two full trading days after the Company has filed the Required Documents.

In connection with its failure to file the Required Documents, and its inability to deliver the related compliance certificate under the Madryn Credit Agreement, the Company entered into an amendment and waiver with Madryn on March 31, 2023. Pursuant to the amendment and waiver, Madryn has waived any default related to the Company having not delivered the Required Documents to Madryn in accordance with the Madryn Credit Agreement until April 28, 2023.

TMS Device Supply Arrangement with Neuronetics

In January 2023, the Company and Neuronetics jointly announced an expanded commercial partnership through year end 2028. Under the amended and restated master sales agreement between the Company and Neuronetics, dated as of January 17, 2023 (as amended by an amending agreement dated March 16, 2023, the “Neuronetics Agreement”), Neuronetics will be the exclusive supplier of TMS Devices to the Company. Over time, Neuronetics’ NeuroStar TMS Devices will replace competitive TMS Devices at the Company’s Treatment Centers. The parties also expect to work jointly to grow, through co-branding and co-marketing programs, enhanced patient and clinician awareness, improved patient access to care, and collaboration on product development and publications. The Neuronetics Agreement also contains minimum purchase commitments, and all treatment session purchases will convert to a “per-click” consumable model.

On March 31, 2023, the Company and Neuronetics agreed to convert the Company’s outstanding account balance payable to Neuronetics for the supply of TMS Devices and treatment sessions to the Company from Neuronetics in the amount of approximately $5.7 million (as of December 7, 2022) (the “December Outstanding Balance”), together with Neuronetics’ out-of-pocket transaction costs, into a $6.0 million secured promissory note (the “Neuronetics Note”).

All amounts borrowed under the Neuronetics Note will bear interest at a rate equal to the sum of (a) the floating interest rate of daily secured overnight financing rate as administered by the Federal Reserve Bank of New York on its website, plus (b) 7.65%. The Neuronetics Note matures on March 31, 2027.

Pursuant to the terms of the Neuronetics Note, in the event of an event of default under the Neuronetics Note, Greenbrook will be required to issue common share purchase warrants (the “Neuronetics Warrants”) to Neuronetics equal to (i) 200% of the unpaid amount of any delinquent amount or payment due and payable under the Neuronetics Note, together with all outstanding and unpaid accrued interest, fees, charges and costs, divided by (ii) the exercise price of the Neuronetics Warrants, which will represent a 20% discount to the 30-day volume-weighted average closing price of the Company’s common shares traded on Nasdaq prior to the date of issuance (subject to any limitations required by Nasdaq).

Under the Neuronetics Agreement and the Neuronetics Note, the Company has granted Neuronetics a security interest in all of the Company’s assets. Additionally, under the Neuronetics Agreement, the Company is required to pay all costs to relocate the TMS Devices supplied by Neuronetics from the Treatment Centers that are closed in connection with the Restructuring Plan and install such TMS Devices in the Company’s Treatment Centers that remain open.

In connection with the entry into the Neuronetics Note, the Company concurrently entered into an amendment to the Madryn Credit Agreement pursuant to which the Company is permitted to incur the indebtedness under the Neuronetics Note.

2023 Private Placement

On March 23, 2023, the Company completed a non-brokered private placement of Common Shares (the “2023 Private Placement”) pursuant to private placement exemptions and/or Regulation S under the U.S. Securities Act. Pursuant to the 2023 Private Placement, an aggregate of 11,363,635 Common Shares were issued at a price of $0.55 per Common Share, for aggregate gross proceeds to the Company of approximately $6.25 million. The 2023 Private Placement included investments by Madryn, together with certain of the Company’s other major shareholders, including Greybrook Health and affiliates of Masters Special Situations LLC (“MSS”). The Company will use the net proceeds from the 2023 Private Placement to fund the Restructuring Plan (as described below) and for working capital and general corporate purposes, which may include the repayment of indebtedness.

In connection with the 2023 Private Placement, Greybrook Health, Madryn and MSS each received customary resale, demand and “piggy-back” registration rights pursuant to a registration rights agreement entered into among the parties on closing of the 2023 Private Placement (the “2023 Registration Rights Agreement”).

Restructuring Plan

On March 6, 2023, the Company announced that it is embarking on a comprehensive restructuring plan (the “Restructuring Plan”) that aims to strengthen the Company by leveraging its scale to further reduce complexity, streamlining its operating model and driving operational efficiencies to achieve profitability.

As part of this Restructuring Plan, the Company plans to decrease its operating footprint by closing 50 Treatment Centers, allowing management to focus on the remaining 133 Treatment Centers, which have generated approaching 90% of the Company’s total revenue in Q4 2022. The remaining Treatment Centers will continue clinical TMS offerings and a select and growing number of Treatment Centers will continue offering Spravato® therapy. These changes also include a workforce reduction that is expected to impact approximately 20-25% of the Company’s current staff.

The Restructuring Plan is intended to fortify the Company’s path to achieve sustainable profitability and long-term growth. Together, these reductions to the Company’s footprint, headcount and operating expenses are estimated to result in cost savings of between $22 million and $25 million on an annualized run-rate basis when fully implemented. Restructuring and related charges associated with these actions are estimated to be in the range of $1 million to $2 million and are expected to be substantially incurred by the end of 2023.

The Restructuring Plan is aimed at focusing operations to the Company’s most profitable Treatment Centers across the United States, streamlining of patient engagement and delivery of care while reducing facility and logistical overhead. The Restructuring Plan is also expected to enable Greenbrook to concentrate marketing spend for more effective outreach, while continuing to serve patients in all of its current core markets more efficiently through reduced staffing requirements, all without compromising quality of care.

Toronto Stock Exchange Delisting

On February 27, 2023, the Company announced that it had applied and received approval for a voluntary delisting (the “TSX Delisting”) of the Common Shares from the TSX. With the Common Shares being listed on the Nasdaq since March 2021, the Company believes the trading volume of its Common Shares on the TSX no longer justifies the expense and administrative requirements associated with maintaining a TSX listing. The Company also believes Nasdaq provides its shareholders with sufficient liquidity, and the cost savings from the elimination of TSX listing fees and associated professional fees, as well as the savings in time and effort of management required to maintain a dual listing, can be redirected to initiatives intended to generate shareholder value. The TSX Delisting was made effective following the close of markets on March 13, 2023.

Debt Financings

Pursuant to a series of fundings made during February and March 2023, the Company received an aggregate of $7.75 million in debt financing from its existing lender, Madryn, together with certain of the Company’s existing significant shareholders (including Greybrook Health) and management (the “2023 Debt Financings”). We were required to complete the 2023 Private Placement and the 2023 Debt Financings in order to remain in compliance with the Madryn Credit Facility and in order to satisfy our near-term cash requirements necessary to operate our business. In connection with 2023 Debt Financings, the Company made certain amendments to the Madryn Credit Facility and obtained waivers for non-compliance with the Company’s minimum liquidity covenant thereunder, which requires the Company to maintain a minimum cash balance of $3 million, which is tested on a daily basis.

The Madryn Credit Agreement contains affirmative covenants that require the Company to deliver, on or prior to March 31, 2023, audited financial statements for the fiscal year ended December 31, 2022 (the “Financial Statements”), accompanied by a report and opinion of an independent certified public accountant which is not subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit (together, the “Reporting Requirements”). On March 31, 2023, the Company failed to deliver the Financial Statements and the report and opinion of the independent certified public accountant accompanying the Financial Statements are subject to a “going concern” qualification. On March 31, 2023, the Company received a waiver from Madryn with respect to the Company’s non-compliance with the Reporting Requirements.

Additional Loans under Madryn Credit Facility

In connection with the 2023 Debt Financings, the Company entered into amendments to the Madryn Credit Facility with Madryn, whereby Madryn and its affiliated entities extended four additional tranches of debt financing to the Company in an aggregate principal amount of $6.0 million, each of which were fully funded at closing of the applicable tranche (collectively, the “New Loans”). The terms and conditions of the New Loans are consistent with the terms and conditions of the Existing Loan (as defined below) in all material respects.

In addition, the Madryn Credit Facility was amended on February 21, 2023 to provide that, commencing March 31, 2023, all advances under the Madryn Credit Facility (including the New Loans) will cease to accrue interest using the London Interbank Offered Rate benchmark and instead will accrue interest using the 3-month Term Secured Overnight Financing Rate benchmark plus 0.10%. Madryn was also granted the right to appoint one observer to the board of directors of the Company.

The New Loans also provide Madryn with the option to convert up to approximately $546,000 of the outstanding principal amount of the New Loans into Common Shares (the “Madryn Conversion Instrument”) at a conversion price per share equal to $1.90 (the “Madryn Conversion Price”), subject to customary anti-dilution adjustments. The Madryn Conversion Instrument corresponds to the conversion provisions for its Existing Loan, which provide Madryn with the option to convert up to $5 million of the outstanding principal amount of the Existing Loan into Common Shares at the Madryn Conversion Price (together with the Madryn Conversion Instrument, the “Madryn Conversion Instruments”). As a result of the New Loans, Madryn has the option to convert an aggregate of approximately $5,546,000 of the outstanding principal amount of the loans outstanding at a conversion price equal to $1.90 per share, resulting in the potential issuance of up to approximately 2.9 million Common Shares, representing approximately 7.2% of the issued and outstanding Common Shares as at April 12, 2023.

Madryn also participated in the 2023 Private Placement, purchasing 6,363,636 Common Shares at an aggregate subscription price of approximately $3.5 million. Madryn was granted customary registration rights in connection with its participation in the 2023 Private Placement and the 2023 Debt Financings.

Additional Financing from Significant Shareholders and Management

As part of the 2023 Debt Financings, the Company entered into a note purchase agreement (the “Note Purchase Agreement”) with certain significant shareholders (including Greybrook Health) and management of the Company (the “Noteholders”) whereby the Company issued an aggregate of $1.75 million aggregate principal amount of unsecured notes (the “Insider Notes”) to the Noteholders for gross proceeds to the Company of $1.75 million. The Insider Notes bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of September 30, 2027, at the election of the Noteholders upon a change of control, upon the occurrence of an event of default and acceleration by the Noteholders, or the date on which the loans under the Madryn Credit Facility are repaid.

In conjunction with the issuance of the Insider Notes to Greybrook Health, the Company granted Greybrook Health an option to convert up to approximately $1.0 million of the outstanding principal amount of the Insider Notes held by Greybrook Health into Common Shares at a conversion price per share equal to 85.0% of the volume-weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of conversion or, if our Common Shares were not then listed on the TSX, then the offering price of any public offering of Common Shares (if converted in connection with such offering) or otherwise 85.0% of the volume-weighted average trading price of the Common Shares on the Nasdaq for the five trading days immediately preceding the date of conversion (the “Greybrook Conversion Price”), subject to customary anti-dilution adjustments and conversion limitations required by Nasdaq (the “Greybrook Conversion Instrument”).

As additional consideration for the purchase of the Insider Notes by Greybrook Health, the Company issued 135,870 common share purchase warrants to Greybrook Health (the “Greybrook Warrants”). Each Greybrook Warrant will be exercisable for one Common Share at an exercise price of $1.84, subject to customary anti-dilution adjustments. The Greybrook Warrants will expire five years from the date of issuance.

Greybrook Health also participated in the 2023 Private Placement, purchasing 2,272,727 Common Shares for approximately $1.25 million. Greybrook Health was granted customary registration rights in connection with its participation in the 2023 Private Placement.

Strategic Opportunities

In addition to the Restructuring Plan and the Neuronetics Agreement, the Company is also selectively seeking strategic partnerships, acquisitions and merger opportunities and is in various stages of negotiations and due diligence in respect of certain potential merger, acquisition, investment or other commercial partnership opportunities. There can be no assurance that any of these negotiations will result in a merger, acquisition, investment or other commercial partnership or, if they do, what the final terms or timing of such transactions or arrangements would be. The Company expects to continue current negotiations and discussions and actively pursue other strategic opportunities.

Acquisition of Success TMS

On July 14, 2022, we, through our wholly-owned U.S. subsidiary, TMS US, completed the acquisition of all of the issued and outstanding equity interests in Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”) from its parent company, Success Behavioral Holdings LLC (the “Success TMS Acquisition”) pursuant to a Membership Interest Purchase Agreement dated as of May 15, 2022 (the “Purchase Agreement”) by and among the Company, Success TMS and its direct and indirect owners, including Success Behavioral Holdings LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”).

As consideration for the purchase of Success TMS, the Seller Parties received, in the aggregate, 8,725,995 Common Shares, and an additional 2,908,665 Common Shares have been held back and deposited with an escrow agent, to be released to Benjamin Klein or the Company, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties (such Common Shares issued as consideration to the Seller Parties, including the Common Shares deposited in escrow, collectively, the “Consideration Shares”). The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and was fixed at an amount equal to approximately 40% of the total issued and outstanding Common Shares on a post-acquisition basis and subject to adjustments, as described above.

The Seller Parties are subject to a 12-month lock-up period in respect of the Consideration Shares. As contemplated by the Purchase Agreement, the Company also entered into a registration rights agreement with the Seller Parties, dated as of July 14, 2022, which provides the Seller Parties with certain customary registration rights in connection with the resale of the Consideration Shares, once the lock-up restrictions have expired (the “Klein Registration Rights Agreement”).

As contemplated by the Purchase Agreement, the Company also entered into an investor rights agreement with Benjamin Klein, dated as of July 14, 2022 (the “Klein Investor Rights Agreement”), which provides Benjamin Klein with a right to nominate a single representative to the Board for so long as the Seller Parties own at least 5% of the issued and outstanding Common Shares, subject to certain conditions, including applicable securities laws and stock exchange requirements. In accordance with the terms of the Klein Investor Rights Agreement, Mr. Klein has been appointed to the Board as the board nominee, effective on July 14, 2022, immediately following completion of the Success TMS Acquisition. Mr. Klein has also joined the Company as Chief Operating Officer.

Success TMS is one of the largest providers of TMS therapy in the United States. Since founding its first Treatment Center in Florida in 2018, Success TMS has grown to 47 locations and has provided us with a new presence in additional states, which also represents new management regions, in Illinois, New Jersey, Nevada and Pennsylvania, which we believe will serve as a foundation for future growth within these regions (see “Cautionary Note Regarding Forward-Looking Information”).

Recapitalization Through Debt Financing

On July 14, 2022, the Company entered into a credit agreement (as amended, the “Madryn Credit Agreement”) for a $75 million secured credit facility (the “Madryn Credit Facility”) with Madryn and its affiliated entities.

The Madryn Credit Facility provides the Company with a $55 million term loan (the “Existing Loan”), which was funded on closing. In addition, the Madryn Credit Facility permits the Company to incur up to an additional $20 million in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. Prior to March 31, 2023, all amounts borrowed under the Madryn Credit Facility bore interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. The Madryn Credit Facility matures over 63 months and provides for four years of interest-only payments. The terms of the Madryn Credit Facility require us to satisfy various affirmative and negative covenants including consolidated minimum revenue and minimum liquidity covenants that became effective September 30, 2022 and July 14, 2022, respectively.

On July 14, 2022, the Company used approximately $15.4 million of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Oxford Credit Agreement (as defined below) and terminated the Oxford Credit Agreement (see “—Recent Developments in Our Business—Fiscal 2020 Highlights—Oxford Credit Facility” below). Concurrently, the Company used approximately $15.1 million of the proceeds from the Madryn Credit Facility to repay various loans previously held by Success TMS in connection with the Success TMS Acquisition.

Fiscal 2021 Highlights

Spravato® Program

In the first quarter of Fiscal 2021, we commenced offering Spravato® (esketamine nasal spray) at select Treatment Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions.

The roll-out of our Spravato® Program at select Treatment Centers continued through Fiscal 2021 and into 2022, building on our long-term business plan of utilizing our Treatment Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. We have managed to leverage excess capacity in certain of our Treatment Centers through the Spravato® Program which has effectively enhanced profit margins in these Treatment Centers. As of December 31, 2022, we have continued to expand our offering of Spravato®, bringing our total to 42 Treatment Centers offering Spravato®.

The suitability of administration of Spravato® to patients will be determined by Greenbrook-affiliated clinicians based on clinical appropriateness, while ensuring regulatory compliance with FDA requirements. TMS therapy is not a requisite for Spravato® administration. Spravato® is marketed by Janssen Pharmaceuticals, Inc.

Achieve TMS East/Central Acquisition

On October 1, 2021, we completed the acquisition of Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”). The initial aggregate purchase price for Achieve TMS East/Central was $7.9 million, excluding Achieve TMS East/Central’s cash and subject to customary working capital adjustments. In addition, contingent consideration for the acquisition of Achieve TMS East/Central (the “Achieve TMS East/Central Acquisition”) was subject to a capped earn-out of up to an additional $2.5 million based on the financial performance of Achieve TMS East during the twelve-month period following completion of the Achieve TMS East/Central Acquisition, payable following the calculation period. As at December 31, 2022, we estimated the fair value of the purchase price payable in respect to the earn out to be nil.

The Achieve TMS East/Central Acquisition added 17 new Treatment Centers and we believe it strengthens our presence in New England and in the central United States. We anticipate that the Achieve TMS East/Central Acquisition will also serve as the foundation for future growth within these regions. We expect to realize operational synergies and to secure robust payor contracts, brand recognition, clinician reputation and a strong management team through the Achieve TMS East/Central Acquisition.

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

In connection with the 2021 Private Placement, MSS, Greybrook Health and 1315 Capital II, LP (“1315 Capital” and, together with MSS and Greybrook Health, the “Investors”) entered into an investor rights agreement (the “2021 Investor rights Agreement”), pursuant to which each received the right to appoint a nominee to the Board as well as rights to participate in future equity issuances by the Company to maintain such investors’ pro rata ownership interest in the Company for so long as the applicable Investor (together with its affiliates) owns, controls or directs, directly or indirectly, at least 5% of the outstanding Common Shares (on a partially-diluted basis). In addition, each of the subscribers in the 2021 Private Placement received customary resale, demand and “piggy-back” registration rights pursuant to a registration rights agreement entered into among the parties on closing of the 2021 Private Placement (the “2021 Registration Rights Agreement”).

On August 3, 2021, the Company appointed Robert Higgins to the Board following the exercise by MSS of its board nomination right granted in connection with the 2021 Private Placement. Adele C. Oliva and Sasha Cucuz, current members of the Board, represent 1315 Capital’s and Greybrook Health’s board nominees, respectively.

Participation on BrainsWay Smoking Cessation Trial

In August 2020, BrainsWay Ltd. (“BrainsWay”) was granted FDA clearance to use its deep TMS (“Deep TMS”) system as an aid in short-term smoking cessation in adults. The treatment will utilize BrainsWay’s H4 Deep TMS coil, which was designed to target addiction-related brain circuits. On April 29, 2021, our Richmond Heights, Missouri Treatment Center was named as one of the participating centers in BrainsWay’s roll-out of its smoking cessation TMS therapy.

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

Fiscal 2020 Highlights

Oxford Credit Facility

On December 31, 2020, we entered into a credit and security agreement (as amended by amendment no. 1 to the credit and security agreement effective October 1, 2021, the “Oxford Credit Agreement”) for a $30 million secured credit facility (the “Oxford Credit Facility”) with Oxford Finance LLC (“Oxford”). The Oxford Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. All amounts borrowed under the Oxford Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Oxford Credit Facility had a five-year term that amortized over the life of the Oxford Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. As consideration for providing the Oxford Credit Facility, we issued 51,307 common share purchase warrants (the “Oxford Warrants”) to Oxford, each exercisable for one Common Share at an exercise price of C$11.20 per Common Share. The Oxford Warrants will expire on December 31, 2025.

The terms of the Oxford Credit Agreement required us to satisfy various affirmative and negative covenants and to meet certain financial milestones relating to the achievement of certain tiered EBITDA and revenue targets; debt-to-EBITDA ratio and debt-to-enterprise value ratio targets; and minimum unrestricted cash and daily average unrestricted cash requirements. The negative covenants limited, among other things, our ability to incur additional indebtedness outside of what was permitted under the Oxford Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. The Oxford Credit Agreement included customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control.

On July 14, 2022, the Company used approximately $15.4 million of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Oxford Credit Agreement and terminated the Oxford Credit Agreement. See also Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations——Liquidity and Capital Resources” below.

2020 Equity Offering

On May 21, 2020, we completed a public offering in Canada of Common Shares for gross proceeds of approximately C$15,000,000 (approximately $10.8 million) (the “2020 Equity Offering”). The 2020 Equity Offering was completed pursuant to an agency agreement with a syndicate of underwriters.

Pursuant to the 2020 Equity Offering, we issued a total of 1,818,788 Common Shares at a price of C$8.25 per Common Share. We used the net proceeds from the 2020 Equity Offering to fund operating activities and for other working capital and general corporate purposes.

Capital Expenditures

We incur capital expenditures mainly in relation to the expansion of our Treatment Centers, for leasehold improvements, office furniture and computer equipment in the operation of our business. See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Analysis of Cash Flows”.

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

B. Business Overview

Overview of Greenbrook

Through our Treatment Centers, we are a leading provider of TMS therapy in the United States for the treatment of MDD and other mental health disorders. Our predecessor, TMS US, was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of TMS, an FDA-cleared, non-invasive therapy for the treatment of MDD. In 2018, our Treatment Centers began offering treatment for OCD and in 2021 we began offering Spravato® (esketamine nasal spray) at select Treatment Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of TMS and Spravato® – a patient-focused, centers-based service model to make Treatment easily accessible to all patients while maintaining a high standard of care. We have identified the following key opportunity drivers for our business:

●	the safety and efficacy of TMS as a treatment option for patients suffering from MDD and OCD;
●	the growing societal awareness and acceptance of depression as a treatable disease and a corresponding reduction in stigma surrounding depression, seeking treatment and mental health issues generally;
●	the growing acceptance, but under-adoption, of TMS;
●	the poor alignment of Treatment with traditional practices of psychiatry which created an opportunity for a new, differentiated service channel;
●	the fragmented competitive landscape for Treatment which provides an opportunity for consolidation; and
●	the track record of success by the management team in multi-location, center-based healthcare service companies.

After opening our first Treatment Center in 2011 in Tysons Corner in Northern Virginia, we have grown to operate a network of Treatment Center’s across the United States. We establish Treatment Centers in convenient locations to provide easy access to patients and clinicians. As at December 31, 2022, we owned and operated 183 Treatment Centers spanning 18 management regions in the Commonwealths of Massachusetts, Virginia and Pennsylvania and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, Iowa, New Jersey, and Nevada. In connection with the Restructuring Plan, the Company plans to decrease its operating footprint by closing 50 Treatment Centers, bringing the total number of Treatment Center locations to 133 spanning 17 management regions in the Commonwealths of Massachusetts, Virginia and Pennsylvania and the States of Maryland, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, New Jersey, and Nevada. See Item 4.A. “History and Development of the Company —Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights—Restructuring Plan”.

Our regional model seeks to develop leading positions in key markets and to leverage operational efficiencies by combining smaller local Treatment Centers within a region under a single shared regional management infrastructure. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area which facilitates the use of regional staff working across the various Treatment Center locations within the management region and creates a marketing capture area that allows for efficiencies in advertising costs. Management regions often have similar economic characteristics and are not necessarily defined by state lines, other geographic borders, or differentiating methods of services delivery, but rather are defined by a functional management area.

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

Prevalence and Societal Cost

The WHO now ranks MDD as the single largest contributor to global disability and a major contributor to the occurrence of suicide worldwide (Source: Depression and Other Common Mental Disorders – Global Health Estimates (WHO 2017)). A study published in the Journal of Clinical Psychiatry estimated the economic burden of the disease at approximately $210 billion annually in the United States alone, including outpatient and inpatient medical costs, pharmacy costs, suicide related costs and workplace costs (Source: Journal of Clinical Psychiatry, 2015 Feb; 76(2)). A study published in Psychological Medicine reported that the global point prevalence of MDD is approximately 4.7% (Source: Psychological Medicine, 2013 Mar; 43(3)) and the WHO estimates that there are approximately 300 million people in the world struggling with depression (Source: Depression and Other Common Mental Disorders – Global Health Estimates (WHO 2017)).

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

TMS Delivery Systems

TMS treatments are delivered using TMS Devices, federally regulated medical devices specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD. There are currently eight FDA-cleared TMS Devices on the market in the United States; these include NeuroStar Advanced Therapy Systems, BrainsWay Deep TMS, Magstim, Horizon, MagVentureTMS, Cloud TMS, Nexstim and Apollo TMS. Pursuant to the Neuronetics Agreement, Neuronetics is now the exclusive supplier of TMS Devices to the Company. While we currently still use TMS Devices from other suppliers, over time, we expect that Neuronetics’ NeuroStar TMS Devices will replace competitive TMS Devices at the Company’s Treatment Centers.

Key Benefits of TMS Therapy

●	Effective treatment option – In a clinical study, TMS demonstrated a response rate of approximately 62% and a remission rate of approximately 42% (Source: Journal of Clinical Psychiatry, 2014 Dec; 75(12)).
●	Positive patient experience with convenient treatments – TMS is a short office-based procedure administered in an office setting, allowing for convenient patient access. Patients can immediately return to their normal routine following each treatment session, including driving home or to the workplace.

●	Non-invasive and non-sedative procedure – In contrast to other second-line treatment alternatives, TMS therapy requires no anesthesia and no hospitalization.
●	Well-tolerated treatment option with no major side effects – TMS is generally well-tolerated with minor side effects experienced in a small subset of patients. The most common side effect is mild and temporary scalp discomfort. TMS is also associated with a minimal increase in the risk of seizures experienced in a small subset of patients. In contrast, drug therapy is often associated with side effects such as blurred vision, anxiety, weight gain, constipation, nausea and insomnia, and is less tolerated by patients as evidenced by the 42% rate of treatment discontinuance for patients that had received three separate medication trials in the STAR*D Study.
●	Compelling value proposition for insurance companies and reimbursed by all major insurance carriers in the United States – We believe that a broader adoption of TMS therapy is likely to significantly reduce costs to the U.S. healthcare system and broader economy due to the well documented economic burden of depression and related co-morbidities. Broader access could also help to address an underserved patient population with limited treatment alternatives based on poor access to traditional psychiatric treatments. Inpatient medical costs, pharmacy costs, suicide-related costs and workplace costs can be significantly reduced by providing access to care in the form of TMS therapy. The direct cost of a TMS treatment course in the United States generally ranges from approximately $6,500 to $10,000. TMS is equally compelling to the United States insurance providers (or other payors in the healthcare system) given that the costs are comparable to or, in many cases, less expensive than the ongoing cost of combination drug therapies and psychotherapy treatments typically associated with patients that are determined to be suitable candidates for TMS therapy. TMS therapy is now covered by all major commercial insurance carriers and Medicare, representing approximately 300 million covered lives in the United States.

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

Based on these figures and expected provider revenues for a standard course of TMS treatment generally ranging from $6,500 to $10,000, we believe that there exists a significant potential market for TMS treatment in the United States.

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

TMS Device manufacturers are actively exploring utility in other medical conditions such as bipolar disorder, multiple sclerosis related fatigue, alcohol dependence, post-stroke rehabilitation, and opioid dependence. Our established footprint and proven service delivery model for TMS therapy makes us well-positioned to lead the delivery of treatment for any new indications if and when such treatments are approved by the FDA and eligible for reimbursement by insurance carriers. Management believes that the treatment of new indications can be rapidly incorporated into our Treatment Center network with minimal incremental investment required.

Our Role as a Leading Provider of TMS Therapy

Despite the magnitude of the market opportunity, based on the proven safety and efficacy of TMS, and the fact that TMS is generally accepted by psychiatrists and neurologists as an effective treatment for patients suffering from MDD, the number of TMS procedures performed annually in the United States remains low relative to the addressable market. Key factors contributing to this discrepancy include a historical lack of insurance reimbursement for TMS, the social stigma attached to publicly seeking treatment for depression, the lack of awareness of TMS among both the general population and physicians as a viable treatment alternative for depression, and the overall poor alignment of TMS treatment with the traditional practice of psychiatry. Furthermore, the almost-daily nature of TMS treatment is one of the key challenges facing our patients in successfully completing their TMS treatment protocol and is generally a major obstacle to access to TMS therapy. Our Treatment Center network is purpose-built in order to address this challenge through the implementation of multiple convenient locations within a given region and operating hours that allow our patients to easily and effectively incorporate TMS into their daily schedules (see “—Our Business Model—Our Focus on the Patient Experience” below).

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

Our Business Model

A Regional Approach to Center-Based Delivery of Care

Our regional model seeks to develop leading positions in key markets and to leverage operational efficiencies by combining smaller local Treatment Centers within a region under a single shared regional management infrastructure. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area which facilitates the use of regional staff working across the various Treatment Center locations within the management region and creates a marketing capture area that allows for efficiencies in advertising costs.

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

Patient Inquiry

The patient inquiry process consists of utilizing several marketing channels in order to drive patient and clinician awareness of TMS and the Greenbrook brand. Direct to consumer marketing strategies (such as radio, web and digital) are combined with a regional account management sales team that develops relationships with local clinicians, clinician groups, primary care providers and behavioral health groups. We offer clinician groups the opportunity to offer access to TMS by referring their patients to one of our local Treatment Centers or in partnership as an extension of their own practice. With our focus on the provision of TMS and not on the provision of general psychiatric services, we generally do not compete with our referral network.

We further support regional and corporate marketing strategies with local community events and sponsorships. Patient inquiries are directed to our technology-enabled call center, which gives call center administrators the ability to schedule patients centrally to a nearby local Treatment Center for a free patient consultation to educate patients on the benefits of TMS, as further described below.

Patient Conversion

The process begins with our team of experienced consultants that operate regionally to conduct an initial free consultation at a Treatment Center of the patient’s choice. The consultant introduces and explains TMS therapy to the patient and answers any initial questions the patient may have in order to determine whether TMS therapy might be an appropriate treatment option for the patient. Following this consultation process, the consultant assesses reimbursement support available to patients interested in proceeding with treatment, subject to the pre-assessment examination by a clinician (which may be a psychiatrist, physician, nurse practitioner or physician assistant). As part of the reimbursement support, an initial benefits review is conducted by the consultant to provisionally determine whether the patient will be covered by insurance for the TMS treatment as well as the extent of any out-of-pocket costs to be incurred by the patient in respect thereof. If a patient desires to proceed with treatment, the consultant or an administrative staff member will schedule a pre-assessment appointment with an on-site clinician to review the patient’s medical history and ultimately decide whether TMS is a clinically appropriate treatment option for the patient.

Treatment Delivery

If it is determined by the clinician during the pre-assessment that TMS is clinically appropriate for the particular patient, and assuming the patient wishes to proceed with such treatment (which can occasionally be dependent on the outcome of the insurance eligibility investigation conducted by the billing and reimbursement support team), a course of TMS treatment is scheduled at a Treatment Center of the patient’s choosing. The location selected is typically one that is most convenient relative to the patient’s home or workplace.

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

We are not involved in the practice of medicine and do not interfere with, or exercise control over, the professional medical judgment of the clinicians involved in the provision of medical services at our Treatment Centers. Rather, we are involved in the operation and administration of the medical practices operating at our Treatment Centers in order to facilitate the successful delivery of TMS therapy.

Centralized, Scalable Business Infrastructure

Our three core business processes are supported by a technology-enabled, corporate business infrastructure including information technology, medical billing, human resources, branding, training, regulatory and finance. Our custom end-to-end integrated systems are designed to enable a seamless process from the first patient interaction, through the patient treatment process until payment is received with the assistance of our centralized billing support team.

Our Focus on the Patient Experience

The almost-daily nature of TMS treatment is one of the key challenges facing our patients in successfully completing their TMS treatment protocol and is generally a major obstacle to access TMS therapy. Our Treatment Center network is purpose-built in order to address this challenge through the implementation of multiple convenient locations within a given region and operating hours that allow our patients to easily and effectively incorporate TMS into their daily schedules.

Our regional model provides a seamless patient experience. The consultation with a TMS technician and the initial clinician visit can be attended at any of our regional locations. Our highly-trained technician team (under the supervision of a clinician) provides the treatment at a local Treatment Center selected by the patient, which is typically in close proximity to the patient’s home or workplace.

We aim to embed our Treatment Centers within Class A office space that provides a comfortable and discrete experience for our patients, in an effort to counteract the stigma often associated with a mental health facility or a mental health in-patient clinic. Our standardized center design and color pallets provide for a relaxing and welcoming treatment environment that is designed to not feel like a hospital or medical office. Our highly-trained technician team and experienced clinical leadership are focused on delivering the highest standard of patient care while also delivering a pleasant and welcoming patient experience. Our TMS Devices are located in comfortable private treatment rooms where patients can relax while receiving treatment. The daily nature of the treatment allows our technicians to develop a relationship with many of our patients and we believe this relationship can be a supportive factor in the success of the treatment and a positive improvement in many of our patient’s lives.

Regional Development Strategy

As discussed above, our regional model seeks to develop leading positions in key markets and to leverage operational efficiencies by combining smaller local Treatment Centers within a region under a single shared regional management infrastructure.

A new regional build-out is typically associated with a metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area, which facilitates the use of regional staff working across the various Treatment Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising costs. Management regions are not strictly defined by state lines or other geographic borders, but rather a functional management area.

In order to maximize cost efficiencies, we focus on developing our clinic networks within metropolitan areas that can support multiple centers. Treatment Centers are placed in sub-populations within the metropolitan area that provides local treatment access to patients in order to alleviate the time and effort associated with the almost-daily nature of the treatment course. Convenient, local patient access is essential to attract patients suffering from MDD, as depression is a condition associated with low motivation, a lack of energy, and typically a reluctance to take action and travel to a medical facility. In establishing our regional footprint, we carefully evaluate elements such as traffic patterns, highway access and major regional employers to optimize accessibility and to ensure that the addition of new Treatment Centers incrementally adds to the addressable patient population within the management region. We also sometimes engage in discussions with TMS Device manufacturers as part of our assessment of a potential region. Our current development focus for existing regions is on incrementally increasing the patient volume within the management region rather than assessing an individual Treatment Center location in isolation. As a result, we will from time to time establish a Treatment Center that may, over the short term, negatively impact the patient volume at another nearby Treatment Center, but which adds incremental patient access and volume to the region as a whole in an economically beneficial manner.

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

Once we are comfortable with the profitability of treatment delivery based on the factors highlighted above, we establish an initial single Treatment Center as the regional hub for the management region, typically in partnership with an anchor physician partner. Additional Treatment Centers are then added based on capacity utilization and required patient coverage areas which is monitored based on referral data and patient inquiry activity. Subsequent Treatment Centers share allocations of regional and corporate overhead costs.

Our Footprint

As at December 31, 2022, our footprint consisted of 183 Treatment Center locations spanning 18 management regions in the Commonwealths of Massachusetts, Virginia and Pennsylvania and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, Iowa, New Jersey, and Nevada. As at December 31, 2022, we had 135 wholly-owned Treatment Centers and 48 Treatment Centers in which we had a controlling interest.

In connection with the Restructuring Plan, the Company plans to decrease its operating footprint by closing 50 Treatment Centers, bringing the total number of Treatment Center locations to 133 spanning 17 management regions in the Commonwealths of Massachusetts, Virginia and Pennsylvania and the States of Maryland, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, New Jersey, and Nevada. In certain circumstances, we partner with local clinicians, behavioral health groups or other strategic investors, which own minority interests in certain of our Treatment Center Operating LLC subsidiaries. Following completion of the Restructuring Plan, we intend to look for opportunities to add density within our existing management regions, where such additional Treatment Centers are reasonably likely to allow us to support profitability.  See Item 4.A. “Information on the Company—History and Development of the Company —Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights—Restructuring Plan” and Item 4.D “Information on the Company—Property, Plants and Equipment”.

Growth of the Spravato® Program

During January 2021, we implemented the Spravato® Program at select Treatment Centers to enable our affiliated clinicians to provide Spravato® (esketamine nasal spray) therapy to their patients. Spravato® is a nasal spray marketed by Janssen Pharmaceuticals, Inc. which is currently approved by the FDA for use, in conjunction with an oral antidepressant, to treat treatment-resistant depression in adults and depressive symptoms in adults with MDD with acute suicidal ideation or behavior. The active ingredient in Spravato® is esketamine, which is the s-enantiomer of ketamine.

In its initial phase beginning in January 2021, the Spravato® Program began as a pilot program meant to provide us with the opportunity to assess the value of making this treatment option more widely available to patients at our Treatment Centers. The factors that were assessed in making this determination included: (i) clinical outcomes, as determined by Greenbrook affiliated clinicians using validated rating scales collected from patients on a weekly basis as part of routine clinical care; (ii) confirmation that the subjective patient experience is compatible with the clinical care model at the Company’s Treatment Centers; (iii) validation of payor reimbursement; and (iv) confirmation that operational requirements for delivery of the therapy can be met with our current infrastructure.

The roll-out of our Spravato® Program at select Treatment Centers continued through Fiscal 2022, building on our long-term business plan of utilizing our Treatment Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. As of December 31, 2022, 42 of our Treatment Centers currently offer Spravato®.

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

Administration of Spravato® Therapy

Due to the risk of serious adverse outcomes resulting from sedation and dissociation caused by Spravato® administration, and the potential for abuse and misuse of the drug, it is only available through a restricted distribution system, under a Risk Evaluation and Mitigation Strategy (“REMS”). The REMS includes several components, including requiring both prescribing clinicians and patients to sign a Patient Enrollment Form that states that the patient understands that they should make arrangements to safely leave the health care setting to return home and that the patient should not drive or use heavy machinery for the remainder of the day on which they received treatment. In addition, Spravato® must be dispensed with a patient medication guide that outlines the drug’s uses and risks. All of the Treatment Centers at which we offer Spravato® are REMS-certified.

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

Relationships with our TMS Device Suppliers and Cost Model

Our business model is focused on providing a differentiated service channel – a patient-focused, customer service-oriented model that strives to make TMS therapy easily accessible to as many patients as possible. We aim to make best-in-class TMS technology available to our patients and clinicians throughout our Treatment Center network. We do not own the intellectual property associated with any TMS Device. Instead, we cultivate and foster relationships with TMS Device manufacturers.

There are currently eight FDA-cleared TMS Devices available in the United States, including NeuroStar Advanced Therapy Systems, BrainsWay Deep TMS, Magstim, MagVita TMS Therapy, Cloud TMS, Nexstim Plc and Apollo TMS. Neuronetics has a market leading position in respect of TMS Devices and was the first TMS Device to receive FDA clearance in 2008.

In January 2023, the Company entered into the Neuronetics Agreement pursuant to which Neuronetics will be the Company’s exclusive supplier of TMS Devices. While we currently use the BrainsWay Deep TMS, Nexstim, and MagVita TMS Therapy devices in our Treatment Centers throughout our network, we expect that Neuronetics’ NeuroStar TMS Devices will replace these TMS Devices at the Company’s Treatment Centers. As at December 31, 2022, we had 345 TMS Devices throughout our Treatment Center network. Following completion of the Restructuring Plan, we expect that the number of TMS Devices throughout our Treatment Center network will remain substantially unchanged from the number as at December 31, 2022, as we intend to relocate TMS Devices from our closed Treatment Centers to other Treatment Centers within our network. See Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights— TMS Device Supply Arrangement with Neuronetics” and Item 4.A. “Information on the Company—History and Development of the Company —Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights—Restructuring Plan” above.

Our TMS Devices are typically leased from the relevant device manufacturers, with certain device manufacturers providing an option to purchase the device at the end of the lease term. As of December 31, 2022, we had 209 leased TMS Devices and 136 owned TMS Devices. The cost structure in respect of a particular TMS Device is generally dependent on the specific pricing model for each device manufacturer. Our blended TMS Device cost represented 16% of gross revenue in Fiscal 2022.

Revenue, Profit Model and Insurance Reimbursement for TMS Therapy

Revenue represents net patient fees received (or receivable), for TMS services and is billed on a per treatment basis by our centralized billing team. TMS provides a highly compelling value proposition to payors and is fully validated with reimbursement in all 50 states and from all major insurance providers (including Medicare), representing approximately 300 million covered lives, with over 95% of our patients having commercial insurance, Medicare or other non-Medicare government-based coverage for TMS. Approximately 80% of these patients are covered by commercial insurance plans while 20% are covered by Medicare or other non-Medicare government-based programs.

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

The Centers for Medicare & Medicaid Services (“CMS”) has not established a national coverage determination or centralized fee schedule for TMS. Instead, CMS leaves pricing discretion to the various Medicare Administrative Contractors (“MACs”). Commercial payors also individually exercise discretion over pricing and may establish a base fee schedule for TMS or negotiate a specific reimbursement rate with an individual Treatment provider. Commercial payors are not bound by any CMS coverage policies or pay rates and have the option to tailor their individual payment policies.

Average revenue per treatment has varied between $182 and $245 since the beginning of 2015 and is dependent on various factors including timing of collections, payor mix and ruling reimbursement rates from commercial insurance plans, Medicare or other non-Medicare government-based programs. Depending on a patient’s specific insurance plan, secondary insurance plan (if any) and our enrollment status with the insurance provider, the patient may be responsible for a co-pay, coinsurance or deductible out-of-pocket cost. Approximately 4% of our payments received represent patients’ out-of-pocket cost, with the remainder paid directly to us by the applicable insurance provider.

Direct center and patient care costs, including device costs (as outlined in “—Relationships with our TMS Device Suppliers and Cost Model” above), the cost of clinical and non-clinical staff, the cost of the space lease for the Treatment Center and other day-to-day running costs, represent approximately 45% of gross revenue in an established Treatment Center. We currently target an average margin of 55% after direct center and patient care costs with the current actual margin at 51% as of December 31, 2022, as newly-developed centers scaled into their cost infrastructure. As we add Treatment Center density in our respective management regions, the contribution margin after direct center and patient care costs from the various Treatment Centers scale into the single shared regional management infrastructure to ultimately target a regional operating income margin of 30% in a mature region with an actual blended margin currently at -4% as of December 31, 2022 as we continue to add density in all regions.

Strengths and Investment Highlights

Management believes that the following describes the key strengths and investment highlights of Greenbrook and our business:

●	TMS is a New Paradigm and a Clinically Effective Approach to Treating Depression: TMS is an FDA-cleared approach to treating depression that has been demonstrated to be clinically effective and for which reimbursement is available in all 50 states and from all major insurance providers.
●	Experienced Executive Management Team and Strong Independent Board: We have a highly experienced management team and clinical leadership with a track record of building center-based healthcare services businesses. Furthermore, our clinical leadership team are pioneers in the field of TMS therapy. Additionally, our Board, the majority of whom is independent, has extensive collective experience in the industry, capital markets and corporate governance.
●	Leading Market Position: Our Treatment delivery model and recent acquisitions of Success TMS, Achieve TMS East/Central and Achieve TMS West have made us a leading provider of TMS therapy and Spravato® in the United States with over 1,100,000 Treatments to over 31,000 patients since our inception.
●	Regional Operating Model: We believe our regional operating model, centralized business infrastructure, systems infrastructure and centralized buying power enables efficient delivery of Treatment, which provides a significant competitive advantage.
●	Potential for Future TMS Indications: Multiple clinical studies and research projects are underway for label expansion of TMS therapy into additional mental health and/or neurological indications. Our established footprint and service delivery model is well-positioned to lead the delivery of new indications which can be rapidly incorporated into our existing Treatment Center network with minimal additional investment required.
●	Potential for Delivery of Innovative Treatment Modalities: The success of our Spravato® pilot program in Fiscal 2022 demonstrated our ability to leverage our Treatment Center as platforms for the delivery of innovative treatments. We believe that we are well positioned to replicate similar rollouts of new treatment options in the future, and we are continuously evaluating opportunities to collaborate with developers of new therapeutic solutions that may benefit patients suffering from MDD and other mental health disorders.

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

The Federal Anti-Kickback Statute and Stark Law

The Anti-Kickback Statute is a criminal statute that prohibits healthcare providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration, in cash or in kind, as an inducement or reward for using, referring, ordering, recommending or arranging for referrals or orders of services or other items paid in whole or in part by a government healthcare program. The Anti-Kickback Statute may be found to have been violated if at least one purpose of the remuneration is to induce or reward referrals. An individual is not required to have actual knowledge or specific intent to commit a violation of the Anti-Kickback Statute to be found guilty of violating the law.

The Office of Inspector General of the United States Department of Health and Human Services has issued safe harbor regulations that protect certain types of common arrangements from prosecution or sanction under the Anti-Kickback Statute. Other types of arrangements may be protected under statutory exceptions. According to the Office of Inspector General, arrangements that comply with a safe harbor are immune from prosecution under the Anti-Kickback Statute. All the conditions of a safe harbor must be met for it to apply; substantial compliance is not sufficient. The fact that conduct or a business arrangement does not fall within a safe harbor does not automatically render the conduct or business arrangement illegal under the Anti-Kickback Statute. However, conduct and business arrangements falling outside the safe harbors may lead to increased scrutiny by government enforcement authorities.

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

Although the Company believes that our arrangements with physicians and other referral sources comply with current law and available interpretative guidance, as a practical matter it is not always possible to structure our arrangements so as to fall squarely within an available safe harbor. Where that is the case, compliance with the Anti-Kickback Statute is evaluated on a case-by-case basis. We cannot guarantee that applicable regulatory authorities will not assert and/or determine that these financial arrangements violate the Anti-Kickback Statute or other applicable laws, including state anti-kickback laws.

In addition to the Anti-Kickback Statute, the federal Physician Self-Referral Law, also known as the Stark Law, prohibits physicians from referring Medicare and Medicaid patients to healthcare entities with which they or any of their immediate family members have a financial relationship for the furnishing of any “designated health services” unless certain exceptions apply. The Stark Law is a strict liability statute, meaning that no intent is required to violate the law, and even a technical violation may lead to significant penalties. A violation of the Stark Law, including schemes to circumvent the Stark Law, may result in a denial of Medicare or Medicaid payment, required refunds to the Medicare or Medicaid programs and/or the imposition of civil monetary penalties for each claim knowingly submitted in violation of the Stark Law. A violation of the Stark Law may also result in liability under the FCA. There are ownership and compensation arrangement exceptions for many customary financial arrangements between physicians and entities, including the employment exception, personal services exception, lease exception and certain recruitment exceptions. The Company believes that the TMS therapy services furnished by the physician practices with which the Company contracts do not implicate the Stark Law because they do not constitute “designated health services.” However, it is possible that the federal government could designate TMS therapy services or additional service lines offered by the Company as “designated health services” in the future, which might require the Company to restructure its arrangements with physicians.

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

If we or our contracted physician practices are deemed to have failed to comply with the Anti-Kickback Statute, the Stark Law or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties and exclusion of one or more affiliated entities from participation in the government healthcare programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

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

Violations of the FCA are punishable by significant monetary penalties for each fraudulent claim plus three times the amount of damages sustained by the government. In addition, under the qui tam, or whistleblower, provisions of the FCA, private parties may bring actions under the FCA on behalf of the federal government. These private parties, known as relators, are entitled to share in any amounts recovered by the government, and, as a result, whistleblower lawsuits have increased significantly in recent years. Even if federal enforcement authorities decide not to pursue a case brought by a relator, the relator may in certain circumstances continue to pursue the case on its own. Many states have similar false claims statutes that impose liability for the types of acts prohibited by the FCA or that otherwise prohibit the submission of false or fraudulent claims to the state government or Medicaid program. Any FCA action brought against us, even if we successfully defend against it, could result in significant legal expenses and divert our management’s attention from the operation of our business, which could have a material adverse effect on our business, operations and prospects.

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

Among other things, HITECH strengthened certain HIPAA rules regarding the use and disclosure of PHI, extended certain HIPAA provisions to business associates and created security breach notification requirements, including notifications to the individuals affected by the breach, the Department of Health and Human Services, and in certain cases, the media. HITECH has also increased maximum civil and criminal penalties for violations of HIPAA. Management believes that we have been in material compliance with the HIPAA regulations and have developed our policies and procedures to ensure ongoing compliance, although we cannot guarantee that our contracted physician practices will not be subject to fines or penalties as a result of erroneous disclosures, security incidents or breaches, each of which could have a material adverse effect on our business, financial condition or results of operations.

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

While we believe that we are in substantial compliance with state laws prohibiting the corporate practice of medicine and fee-splitting, other parties may assert that, despite the way we are structured, we could be engaged in the corporate practice of medicine and/or unlawful fee-splitting. In this event, failure to comply could lead to adverse judicial or administrative action against us and/or our contracted physician practices providers, overpayment demands, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, and/or the need to make changes to the terms of engagement of our contracted physician practices that interfere with our business, each of which could have a material adverse impact on our business, results of operations and financial condition.

Employees

As at December 31, 2022, we had 629 employees, of which approximately 495 were employed as regional personnel at our Treatment Centers or as part of the regional management infrastructure, and 134 were employed or contracted as corporate personnel to support our centralized business infrastructure. Of our 629 employees and contractors, 42 are located in Canada, and 587 are located in the United States. On March 6, 2023, the Company announced that it will be reducing its workforce by 20-25% in connection with the Restructuring Plan. See Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business— Early Fiscal 2023 and Fiscal 2022 Highlights—Restructuring Plan”.

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

As at December 31, 2022, we had 183 Treatment Centers in the United States, all of which operate in leased or subleased office space. In connection with the Restructuring Plan, the Company plans to decrease its operating footprint by closing 50 Treatment Centers, bringing the total number of Treatment Center locations to 133. We also maintain a head office in Toronto, Ontario and a United States corporate headquarters located in Tysons Corner, Virginia, both of which are also leased. Following the expiration of our license agreement with Greybrook Capital Inc. on December 31, 2022, we moved our head office to another location in Toronto and have retained our former mailing address during the transition period. The majority of our Treatment Centers are leased under non-cancelable leases ranging from “month-to-month” commitments to seven-year lease terms and are generally subject to periodic consumer price index increases or contain fixed escalation clauses. See Item 4.A. “History and Development of the Company —Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights—Restructuring Plan” and also Item 4.B, “Business Outlook—Our Business Model—Our Footprint”.

For certain Treatment Centers, we lease or sublease space from the respective Treatment Center minority partner. These leases or subleases are structured on a “month-to-month” basis with no set expiry date. As the minority partner has a vested interest in the operations of the Treatment Center, there is limited risk with respect to having to re-locate the Treatment Center unexpectedly. Furthermore, our Treatment Centers are generally located in areas where we would be able to find alternative space on a timely basis (see Item 3.D, “Key Information—Risk Factors”).

Our Treatment Centers range in size from approximately 145 sq. ft. to 4,600 sq. ft. and can accommodate treatment for between 1 and 10 patients at any given time, depending on the size of the Treatment Center.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results

The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of the Company and should be read in conjunction with our audited consolidated financial statements as at and for the fiscal years ended December 31, 2022, 2021 and 2020, in each case, together with the notes thereto. The financial information contained in this MD&A is derived from the financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis of Presentation

Our audited consolidated financial statements have been prepared in accordance with IFRS. Our fiscal year is the 12-month period ending December 31.

On January 12, 2021, at a special meeting of shareholders, our shareholders approved a special resolution authorizing the Board to amend our Articles to effect a consolidation of all of the issued and outstanding common shares of the Company (“Common Shares”), such that the trading price of the Common Shares following the Share Consolidation would permit us to qualify for listing on the Nasdaq. On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares. Unless otherwise indicated, all Common Share numbers in this MD&A have been adjusted to give effect to the Share Consolidation.

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

We define such non-IFRS measures and industry metrics as follows:

“Adjusted EBITDA” is a non-IFRS measure that is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes, adjusted for share-based compensation expenses (comprising share-based compensation and the re-valuation of equity-based conversion instruments) and one-time expenses. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current mental health service centers (“Treatment Centers”) that specialize in TMS and Spravato® treatments (“Treatment”) operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, which do not have an impact on the operating performance of our existing Treatment Center network. The IFRS measurement most directly comparable to Adjusted EBITDA is loss attributable to common shareholders of Greenbrook. Beginning in Fiscal 2021, we no longer adjust for center development costs because a key component of our growth strategy is to grow our business and revenues through the development and building of additional Treatment Centers. We have retrospectively calculated Adjusted EBITDA for Fiscal 2020 to reflect this change (see “—Reconciliation of Non-IFRS Measures” below).

“EBITDA” is a non-IFRS measure that is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes. The IFRS measurement most directly comparable to EBITDA is loss attributable to common shareholders of Greenbrook.

“Same-Region Sales Growth” is a non-IFRS metric that we calculate as the percentage change in sales derived from our established management regions in a certain financial period as compared to the sales from the same management regions in the same period of the prior year. This metric reflects growth achieved through marketing and operational focus to increase volumes at existing Treatment Centers as well as growth achieved through the opening of additional Treatment Centers within established management regions. For information regarding how we define our management regions, see Item 4.B, “Information on the Company—Business Overview—Our Business Model—A Regional Approach to Center-Based Delivery of Care” in our Annual Report on Form 20-F (the “Annual Report”). Our established management regions are defined as management regions containing open Treatment Centers all of which have performed billable TMS (as defined below) services for a period of at least one full year prior to the more recent period of the two financial periods that are compared in calculating Same-Region Sales Growth. Within a management region we focus on increasing patient volume in addition to assessing individual Treatment Center locations on a standalone basis. As a result, we will from time to time establish a Treatment Center that may, over the short term, negatively impact the patient volume at another Treatment Center, but which is expected to add incremental patient volume to the management region as a whole in an economically beneficial manner. We believe Same-Region Sales Growth is a useful metric to investors because it helps quantify our sales growth within regional management areas and the growth achieved by adding Treatment Center density within established management regions. Our Same-Region Sales Growth is unique to our financial management strategy and may not be comparable to non-IFRS measures used by other companies.

See “—Reconciliation of Non-IFRS Measures” below for a quantitative reconciliation of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

Overview

We are a leading provider of TMS therapy in the United States for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders. Our predecessor, TMS NeuroHealth Centers Inc. (“TMS US”), was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of Transcranial Magnetic Stimulation (“TMS”), an FDA-cleared, non-invasive therapy for the treatment of MDD. In 2018, our Treatment Centers began offering treatment for obsessive compulsive disorder. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of TMS – a patient-focused, centers-based service model to make treatment easily accessible to all patients while maintaining a high standard of care.

After opening our first Treatment Center in 2011 in Tysons Corner in Northern Virginia, we have grown to control and operate a network of outpatient mental health service centers that specialize in Treatment across the United States. We offer Treatment facilities in convenient locations to provide easy access to patients and clinicians. As at December 31, 2022, the Company owned and operated 183 Treatment Centers in the Commonwealths of Massachusetts, Virginia and Pennsylvania and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, Iowa, New Jersey, and Nevada. In connection with the Restructuring Plan (as defined below), the Company plans to decrease its operating footprint by closing 50 Treatment Centers, bringing the total number of Treatment Center locations to 133, spanning 17 management regions in the Commonwealths of Massachusetts, Virginia and Pennsylvania and the States of Maryland, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, New Jersey, and Nevada.

Our regional model seeks to develop leading positions in key regional markets, leveraging operational efficiencies by combining smaller local Treatment Centers that are strategically located within a single region for convenient patient and clinician access, with regional management infrastructure in place to support center operations. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area in terms of size, which facilitates the use of regional staff working across the various Treatment Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising cost. Management regions often have similar economic characteristics and are not necessarily defined by state lines, other geographic borders, or differentiating methods of services delivery, but rather are defined by a functional management area.

In the first quarter of Fiscal 2021 (“Q1 2021”), we commenced offering Spravato® (esketamine nasal spray) at select Treatment Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions (the “Spravato® Program”). See “—Key Highlights and Recent Developments—Spravato® Program” below.

Key Highlights and Recent Developments

During Fiscal 2022, we added significant operating scale and top-line growth to the business, allowing us to achieve record consolidated revenue as well as our highest treatment volumes and consultations performed to date. We are now focused on the execution of the recently announced comprehensive Restructuring Plan to leverage our scale with the goal of further reducing complexity, streamline our operating model and drive operational efficiencies to improve our cash flows and ultimately achieve profitability in the future.

Driven predominantly by the completion of the Success TMS Acquisition (as defined below) in the third quarter of Fiscal 2022 (“Q3 2022”) and the Achieve TMS East/Central Acquisition (as defined below) in Q4 2021, revenue increased by 32% to $69.1 million in Fiscal 2022 as compared to $52.2 million in Fiscal 2021, while treatment volumes increased by 38% with 312,940 treatments performed during Fiscal 2022 as compared to 226,286 in Fiscal 2021. We also achieved a record high in consultations performed which increased by 97% to 27,831 in Fiscal 2022 as compared to 14,108 in Fiscal 2021, which we believe will provide strong momentum into Fiscal 2023.

We anticipate that our record highs in quarterly consultations and patient treatment starts and the continued roll-out of our Spravato® Program will be a catalyst for future growth, assuming successful completion of the Restructuring Plan and management of our liquidity position. See Item 3.D., “Risk Factors—Risks Related to Our Business” in our Annual Report.

We believe that mental health remains a key focus in the United States, and the unmet demand for treatment is at an all-time high. We believe our business fundamentals remain sound and that our network of Treatment Centers following the Restructuring Plan will have the capacity to serve this unmet need.

Restructuring Plan

On March 6, 2023, the Company announced that it is embarking on a comprehensive restructuring plan (the “Restructuring Plan”). As part of this Restructuring Plan, the Company plans to decrease its operating footprint by closing 50 Treatment Centers, allowing management to focus on the remaining 133 Treatment Centers, which have generated approximately 90% of the Company’s total revenue in the fourth quarter of fiscal 2022 (“Q4 2022”). The remaining Treatment Centers will continue clinical TMS offerings and a select and growing number of Treatment Centers will continue offering Spravato® therapy. These changes also include a workforce reduction that is expected to impact approximately 20-25% of the Company’s current staff.

The Restructuring Plan is intended to establish a path forward for the Company to achieve sustainable profitability and long-term growth. Together, these reductions to the Company’s footprint, headcount and operating expenses are estimated to result in cost savings of between $22 million and $25 million on an annualized run-rate basis when fully implemented. Restructuring and related charges associated with these actions are estimated to be in the range of $1 million to $2 million and are expected to be substantially incurred by the end of Fiscal 2023.

The Restructuring Plan is aimed at focusing operations to the Company’s most profitable Treatment Centers across the United States, streamlining of patient engagement and delivery of care while reducing facility and logistical overhead. The Restructuring Plan is also expected to enable Greenbrook to concentrate marketing spend for more effective outreach, while continuing to serve patients in all of its current core markets more efficiently through reduced staffing requirements, all without compromising quality of care.

We are encouraged by the progress that we have made to date in respect of the Restructuring Plan. As of the date of this MD&A, we have realized approximately $17 million in annualized recurring cost reductions through a significant reduction in headcount, optimizing marketing spend through key learnings from our Q4 2022 marketing efforts as well as a reduction in recurring corporate, general and administrative expenses. These savings are expected to be fully reflected late in Fiscal 2023 as the costs associated with executing these savings begins to dissipate. We believe that we are on track to realizing our goal of $22 to $25 million in cost reductions once the Restructuring Plan has been fully implemented. See “Cautionary Note Regarding Forward-Looking Statements” in the Annual Report.

2023 Private Placement

On March 23, 2023, the Company completed a non-brokered private placement of Common Shares (the “2023 Private Placement”) pursuant to private placement exemptions and/or Regulation S under the U.S. Securities Act. Pursuant to the 2023 Private Placement, an aggregate of 11,363,635 Common Shares were issued at a price of $0.55 per Common Share, for aggregate gross proceeds to the Company of approximately $6.25 million. The 2023 Private Placement included investments by Madryn, together with certain of the Company’s other major shareholders, including Greybrook Health Inc. (“Greybrook Health”) and affiliates of Masters Special Situations LLC (“MSS”). The Company will use the net proceeds from the 2023 Private Placement to fund the Restructuring Plan (as described below) and for working capital and general corporate purposes, which may include the repayment of indebtedness.

In connection with the 2023 Private Placement, Greybrook Health, Madryn and MSS each received customary resale, demand and “piggy-back” registration rights pursuant to a registration rights agreement entered into among the parties on closing of the 2023 Private Placement (the “2023 Registration Rights Agreement”).

Toronto Stock Exchange Delisting

On February 27, 2023, the Company announced that it had applied and received approval for a voluntary delisting (the “Delisting”) of the Common Shares from the TSX. With the Common Shares being listed on the Nasdaq since March 2021, the Company believes the trading volume of its Common Shares on the TSX no longer justifies the expense and administrative requirements associated with maintaining a TSX listing. The Company also believes Nasdaq provides its shareholders with sufficient liquidity, and the cost savings from the elimination of TSX listing fees and associated professional fees, as well as the savings in time and effort of management required to maintain a dual listing, can be redirected to initiatives intended to generate shareholder value. The Delisting was made effective following the close of markets on March 13, 2023.

Debt Financings

On July 14, 2022, the Company entered into a credit agreement (as amended, the “Madryn Credit Agreement”) for a $75 million secured credit facility (the “Madryn Credit Facility”) with Madryn Asset Management, LP and its affiliated entities (“Madryn”).

The Madryn Credit Facility provides the Company with a $55 million term loan (the “Existing Loan”), which was funded on closing. In addition, the Madryn Credit Facility permits the Company to incur up to an additional $20 million in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. Prior to March 31, 2023, all amounts borrowed under the Madryn Credit Facility bore interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. The Madryn Credit Facility matures over 63 months and provides for four years of interest-only payments. The terms of the Madryn Credit Facility require us to satisfy various affirmative and negative covenants including consolidated minimum revenue and minimum liquidity covenants that became effective September 30, 2022 and July 14, 2022, respectively. See “—Indebtedness” below for further details.

On July 14, 2022, the Company used approximately $15.4 million of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Oxford Credit Agreement (as defined below) and terminated the Oxford Credit Agreement. Concurrently, the Company used approximately $15.1 million of the proceeds from the Madryn Credit Facility to repay various loans previously held by Success TMS (as defined below) in connection with the Success TMS Acquisition. See “—Indebtedness” for further details.

Pursuant to a series of fundings made during February and March 2023, the Company received an aggregate of $7.75 million in debt financing from its existing lender, Madryn, together with certain of the Company’s existing significant shareholders (including Greybrook Health) and management (the “2023 Debt Financings”). We were required to complete the 2023 Private Placement and the 2023 Debt Financings in order to remain in compliance with the Madryn Credit Facility and in order to satisfy our near-term cash requirements necessary to operate our business. In connection with 2023 Debt Financings, the Company made certain amendments to the Madryn Credit Facility and obtained waivers for non-compliance with the Company’s minimum liquidity covenant thereunder, which requires the Company to maintain a minimum cash balance of $3 million, which is tested on a daily basis.

In addition, the Madryn Credit Agreement contains affirmative covenants that require the Company to deliver, on or prior to March 31, 2023, audited financial statements for the fiscal year ended December 31, 2022 (the “Financial Statements”), accompanied by a report and opinion of an independent certified public accountant which is not subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit (together, the “Reporting Requirements”). On March 31, 2023, the Company failed to deliver the Financial Statements and the report and opinion of the independent certified public accountant accompanying the Financial Statements are subject to a “going concern” qualification. On March 31, 2023, the Company received a waiver from Madryn with respect to the Company’s non-compliance with the Reporting Requirements, however, we can provide no assurance that we will remain in compliance in with the Reporting Requirements in the future.

Acquisition of Success TMS

On July 14, 2022, we, through our wholly-owned U.S. subsidiary, TMS US, completed the acquisition of all of the issued and outstanding equity interests in Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”) from its parent company, Success Behavioral Holdings LLC (the “Success TMS Acquisition”) pursuant to a Membership Interest Purchase Agreement dated as of May 15, 2022 (the “Purchase Agreement”) by and among the Company, Success TMS and its direct and indirect owners, including Success Behavioral Holdings LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”).

As consideration for the purchase of Success TMS, the Seller Parties received, in the aggregate, 8,725,995 Common Shares, and an additional 2,908,665 Common Shares have been held back and deposited with an escrow agent, to be released to Benjamin Klein or the Company, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties (such Common Shares issued as consideration to the Seller Parties, including the Common Shares deposited in escrow, collectively, the “Consideration Shares”). The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and was fixed at an amount equal to approximately 40% of the total issued and outstanding Common Shares on a post-acquisition basis and subject to adjustments, as described above.

The Seller Parties are subject to a 12-month lock-up period in respect of the Consideration Shares. As contemplated by the Purchase Agreement, the Company also entered into a registration rights agreement with the Seller Parties, dated as of July 14, 2022, which provides the Seller Parties with certain customary registration rights in connection with the resale of the Consideration Shares, once the lock-up restrictions have expired.

As contemplated by the Purchase Agreement, the Company also entered into an investor rights agreement with Benjamin Klein, dated as of July 14, 2022 (the “Klein Investor Rights Agreement”), which provides Benjamin Klein with a right to nominate a single representative to the Board for so long as the Seller Parties own at least 5% of the issued and outstanding Common Shares, subject to certain conditions, including applicable securities laws and stock exchange requirements. In accordance with the terms of the Klein Investor Rights Agreement, Mr. Klein has been appointed to the Board as the board nominee, effective on July 14, 2022, immediately following completion of the Success TMS Acquisition. Mr. Klein has also joined the Company as Chief Operating Officer.

Spravato® Program

The roll-out of our Spravato® Program at select Treatment Centers continued throughout Fiscal 2022, building on our long-term business plan of utilizing our Treatment Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. We have managed to leverage excess capacity in certain of our Treatment Centers through the Spravato® Program which has effectively enhanced profit margins in these Treatment Centers. As at December 31, 2022, we had 42 Treatment Centers offering Spravato®.

Exclusive Partnership with Neuronetics, Inc.

In January 2023, the Company and Neuronetics, Inc. (“Neuronetics”) jointly announced an expanded commercial partnership through year end 2028. Under the amended and restated master sales agreement between the Company and Neuronetics, dated as of January 17, 2023 (as amended by an amending agreement dated March 16, 2023, the “Neuronetics Agreement”), Neuronetics will be the exclusive supplier of TMS Devices (as defined below) to the Company. Over time, Neuronetics’ NeuroStar TMS Devices will replace competitive TMS Devices at the Company’s Treatment Centers. The parties also expect to work jointly to grow, through co-branding and co-marketing programs, enhanced patient and clinician awareness, improved patient access to care, and collaboration on product development and publications. The Neuronetics Agreement also contains minimum purchase commitments, and all treatment session purchases will convert to a “per-click” consumable model.

On March 31, 2023, the Company and Neuronetics agreed to convert the Company’s outstanding account balance payable to Neuronetics for the supply of TMS Devices and treatment sessions to the Company from Neuronetics in the amount of approximately $5.7 million (as of December 7, 2022) (the “December Outstanding Balance”), together with Neuronetics’ out-of-pocket transaction costs, into a $6.0 million secured promissory note (the “Neuronetics Note”).

All amounts borrowed under the Neuronetics Note will bear interest at a rate equal to the sum of (a) the floating interest rate of daily secured overnight financing rate as administered by the Federal Reserve Bank of New York on its website, plus (b) 7.65%. The Neuronetics Note matures on March 31, 2027.

Pursuant to the terms of the Neuronetics Note, in the event of an event of default under the Neuronetics Note, Greenbrook will be required to issue common share purchase warrants (the “Neuronetics Warrants”) to Neuronetics equal to (i) 200% of the unpaid amount of any delinquent amount or payment due and payable under the Neuronetics Note, together with all outstanding and unpaid accrued interest, fees, charges and costs, divided by (ii) the exercise price of the Neuronetics Warrants, which will represent a 20% discount to the 30-day volume-weighted average closing price of the Company’s common shares traded on Nasdaq prior to the date of issuance (subject to any limitations required by Nasdaq).

Under the Neuronetics Agreement and the Neuronetics Note, the Company has granted Neuronetics a security interest in all of the Company’s assets. Additionally, under the Neuronetics Agreement, the Company is required to pay all costs to relocate the TMS Devices supplied by Neuronetics from the Treatment Centers that are closed in connection with the Restructuring Plan and install such TMS Devices in the Company’s Treatment Centers that remain open.

In connection with the entry into the Neuronetics Note, the Company concurrently entered into an amendment to the Madryn Credit Agreement pursuant to which the Company is permitted to incur the indebtedness under the Neuronetics Note.

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

Number of Treatment Centers

Following completion of the Restructuring Plan, we believe we will continue to have a meaningful opportunity to selectively increase the number of our Treatment Centers in the United States through organic in-region growth, establishing new regions and potential future acquisitions. The opening and success of new Treatment Centers is subject to numerous factors, including our ability to locate the appropriate space, finance the operations, build relationships with clinicians, negotiate suitable lease terms and local payor arrangements, and other factors, some of which are beyond our control. At the same time, we have selectively closed certain Treatment Centers to maximize our profitability, which may temporarily reduce our number of active Treatment Centers from quarter to quarter as we continue to aim for overall expansion of the business.

During the first quarter of 2023 (“Q1 2023”), the Company announced the Restructuring Plan, which includes the closure of 50 Treatment Centers over a period of 45 days. This Restructuring Plan is intended to fortify the Company’s path to achieve sustainable profitability and long-term growth. See “Key Highlights and Recent Developments—Restructuring Plan” above.

Competition

The market for TMS is becoming increasingly competitive. We compete principally on the basis of our reputation and brand, the location of our centers, the quality of our TMS services and the reputation of our partner clinicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual clinicians that have a TMS Device, an FDA-regulated medical device specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD and other mental health disorders (each, a “TMS Device”), in their office and who can offer TMS therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers. As we expand our mental health products and services to include Spravato®, we also face competition from mental health practitioners that provide similar offerings. We also face indirect competition from pharmaceutical and other companies that develop competitive products, such as anti-depressant medications, with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than TMS or Spravato®. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive.

We are also subject to competition from providers of invasive neuromodulation therapies such as electroconvulsive therapy and vagus nerve stimulation.

Capital Management

Our objective is to maintain a capital structure that supports our long-term business strategy, maintain creditor and customer confidence, and maximize shareholder value. Our primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures, as well as to service debt obligations. See “—Key Highlights and Recent Developments” above. We have experienced losses since inception and, although we secured $55 million pursuant to the Existing Loan, $7.75 million pursuant to the 2023 Debt Financings and $6.25 million pursuant to the 2023 Private Placement, we expect that we will require additional financing to fund our operating activities and such additional financing is required in order for us to repay our debt obligations and satisfy our cash requirements. We have historically been able to obtain financing from supportive shareholders and other sources when required, however there can be no assurance that we will continue to receive financing support from our existing shareholders into the future (see Item 3.D, “Risk Factors—Risks Related to Our Business—We have incurred losses in the past and may be unable to achieve or sustain profitability in the future and may not be able to secure additional financing to fund losses if we fail to achieve or maintain profitability” in our Annual Report). See also Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” below.

Industry and Reimbursement Trends

Our revenue is impacted by changes to United States healthcare laws, our clinical partners’ and contractors’ healthcare costs, the ability to secure favorable pricing structures with device manufacturers and payors’ reimbursement criteria and associated rates. In addition, the geographic distribution of our Treatment Centers can impact our revenues per treatment because reimbursement rates vary from state to state.

Technology

Our revenues are affected by the availability of, and reimbursement for, new TMS indications, new technology or other novel treatment modalities (including Spravato®) and our ability to incorporate the new technology into our Treatment Centers.

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

In estimating this variable consideration, we consider various factors including, but not limited to, the following:

●	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;
●	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;
●	management’s best estimate, leveraging industry knowledge and expectations of third party payors’ fee schedules;
●	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;
●	probability of failure in obtaining timely proper provider credentialing (including recredentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and
●	variation in coverage for similar services among various payors and various payor benefit plans.

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

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Regional operating income presents regional operating income on an entity-wide basis and is calculated as total revenue less direct center and regional costs. Direct center and regional costs consist of direct center and patient care costs, regional employee compensation, regional marketing expenses, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of treatments to patients and the cost of our regional patient acquisition strategy. Beginning in the first quarter of Fiscal 2020 (“Q1 2020”), we have excluded amortization from entity wide regional operating income (loss) based on the nature of the expense as it is not associated with center and regional infrastructure. We have retrospectively updated our annual financial information below to reflect this change (see “—Results of Operations” below).

Center Development Costs

Center development costs represent direct expenses associated with developing new Treatment Centers, including small furnishings and fittings, wiring and electrical and, in some cases, the cost of minor space alterations.

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

Transaction Costs

Transaction costs represent accounting, legal and professional fees incurred as part of significant transactions, including the Success TMS Acquisition in Fiscal 2022 and the Achieve TMS East/Central Acquisition in Fiscal 2021. See Item 5.A, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results—Factors Affecting the Comparability of Our Results—Acquisition of Achieve TMS East/Central” and “—Acquisition of Success TMS” below.

Share-Based Compensation

Share-based compensation represents stock options, restricted share units and performance share units granted as consideration in exchange for employee and similar services to align personnel performance with the Company’s long-term goals.

Amortization

Amortization relates to the reduction in useful life of the Company’s intangible assets that were realized as part of the acquisition of all of the issued and outstanding membership interests of Achieve Treatment Centers, LLC and Achieve TMS Alaska, LLC by a wholly-owned subsidiary of the Company on September 26, 2019 (the “Achieve TMS West Acquisition”), the Achieve TMS East/Central Acquisition and the Success TMS Acquisition.

Interest

Interest expense relates to interest incurred on loans and lease liabilities. Interest income relates to income realized as a result of investing excess funds into investment accounts.

Earn-Out Consideration

A portion of the purchase price payable in respect of the Achieve TMS West Acquisition was subject to an earn-out based on the earnings before interest, tax, depreciation and amortization achieved by Achieve TMS West during the twelve-month period following the September 26, 2019 closing date of the Achieve TMS West Acquisition (the “Earn-Out”). The Earn-Out was confirmed to be $10.3 million, of which $3.1 million was settled through the issuance of an aggregate of 0.2 million Common Shares to the vendors on March 26, 2021. Of the remaining $7.2 million of Earn-Out consideration payable, $2.8 million was paid in cash on March 26, 2021. Certain vendors agreed to defer $4.4 million of the cash Earn-Out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $0.3 million, which payment was made in full concurrently with the deferred cash payment on June 28, 2021. In addition, earn-out consideration may be payable in connection with the Achieve TMS East/Central Acquisition. As at December 31, 2022, we estimated the fair value of the purchase price payable in respect to the earn out to be nil. See “—Key Highlights and Recent Developments—Achieve TMS East/Central Acquisition” above.

Loss on Extinguishment of Loan

Loss on extinguishment of loan represents costs related to the extinguishment of the Oxford Credit Facility, as well as the extinguishment of a loan previously held by Success TMS.

Forgiveness of Loan Payable

Forgiveness of loan payable represents a one-time gain that we recorded in Fiscal 2021 due to the forgiveness by the U.S. Small Business Administration of the United States Paycheck Protection Program (the “PPP Loan”) in the amount of $3.1 million previously made to us under the United States Paycheck Protection Program as well as all accrued and unpaid interest.

Impairment Loss

Impairment loss represents the impairment of assets in Fiscal 2022, including Achieve TMS East/Central, Achieve TMS West and Success TMS goodwill and intangible assets.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure that deducts from EBITDA share-based compensation expenses and expenses that represent one-time costs incurred for purposes of enhancing the performance of the business and to achieve our Treatment Center growth. See “—Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above. Beginning Fiscal 2021, we no longer adjust for center development costs because a key component of our growth strategy is to grow our business and revenues through the development and building of additional Treatment Centers and the expansion of the Spravato Program®. We have retrospectively calculated Adjusted EBITDA for Fiscal 2020 to reflect this change (see “—Reconciliation of Non-IFRS Measures” below).

Factors Affecting the Comparability of Our Results

Acquisition of Achieve TMS West

A portion of the purchase price payable in respect of the Achieve TMS West Acquisition was subject to the Earn-Out that was settled in Fiscal 2021. See “—Components of Our Results of Operations—Earn-Out Consideration” above.

Acquisition of Achieve TMS East/Central

On October 1, 2021, we completed the acquisition of all of the issued and outstanding equity interests in Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”). The initial aggregate purchase price for Achieve TMS East/Central was $7.9 million, excluding Achieve TMS East/Central’s cash and subject to customary working capital adjustments. In addition, contingent consideration for the acquisition of Achieve TMS East/Central (the “Achieve TMS East/Central Acquisition”) was subject to a capped earn-out of up to an additional $2.5 million based on the financial performance of Achieve TMS East during the twelve-month period following completion of the Achieve TMS East/Central Acquisition, payable following the calculation period. As at December 31, 2022, we estimated the fair value of the purchase price payable in respect to the earn out to be nil.

The Achieve TMS East/Central Acquisition added 17 new Treatment Centers and we believe it strengthens our presence in New England and in the central United States. We anticipate that the Achieve TMS East/Central Acquisition will also serve as the foundation for future growth within these regions. We expect to realize operational synergies and to secure robust payor contracts, brand recognition, clinician reputation and a strong management team through the Achieve TMS East/Central Acquisition.

Acquisition of Success TMS

On July 14, 2022, we completed the Success TMS Acquisition. See “—Key Highlights and Recent Developments—Acquisition of Success TMS” above.

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

The COVID-19 pandemic negatively impacted payor processes through a lack of timely and accurate communication resulting in a greater chance of price concession. As a result, the following factors involved in estimating variable consideration further constrained the transaction price for services rendered:

●	management’s best estimate, leveraging industry knowledge and expectations of third party payors’ fee schedules;
●	probability of failure in obtaining timely and accurate benefits information;
●	probability of failure in obtaining timely and accurate pre-authorization of services; and

●	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors.

During the initial onset of the COVID-19 pandemic, we expected a temporary impact to the payor processes, as described above, including the impact of our billing enhancements. However, when operations began to normalize in the fourth quarter of Fiscal 2020 (“Q4 2020”), management determined that additional price concessions were necessary based on the continued nature of the impact to payor processes at that time. These additional price concessions have persisted, but continued to decline as a percentage of revenue during Fiscal 2021 and Fiscal 2022. See “—Reconciliation of Accounts Receivable” below.

Regional Development Activity

Our regional model seeks to develop leading positions in key markets, and to leverage operational efficiencies by combining smaller local treatment centers within a region under a single shared regional management infrastructure. Part of our core strategy is to continue to develop new Treatment Centers within our existing regions as well as in new management regions, in each case, organically or through acquisitions of existing centers or businesses, which may affect comparability of results.

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

Results of Operations

Summary Financial Information

The following table summarizes our results of operations for the periods indicated. The selected consolidated financial information set out below has been derived from our audited consolidated financial statements, and should be read in conjunction with those financial statements and the related notes thereto. In addition, we note that the results presented below may not be indicative of our results in future periods as a result of the recently announced Restructuring Plan (as described above).

(audited) ($)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Total revenue	69,104,446	52,198,084	43,129,179

Direct center and patient care costs	35,587,444	27,592,735	21,743,256
Regional employee compensation	16,651,595	12,278,518	9,798,901
Regional marketing expenses	10,807,453	6,765,806	6,446,798
Depreciation	8,158,396	5,839,006	5,708,210
Total direct center and regional costs	71,204,888	52,476,065	43,697,165
Regional operating income (loss)	(2,100,442)	(277,981)	(567,986)
Center development costs	660,355	862,386	529,933
Corporate employee compensation	16,185,688	13,145,385	10,195,949
Corporate marketing expenses	628,145	623,560	1,030,196
Transaction costs	1,265,225	426,006	—
Other corporate, general and administrative expenses	8,157,645	6,472,003	3,919,216
Share-based compensation	347,787	879,439	591,384
Amortization	1,358,213	555,000	463,332
Interest expense	8,724,412	4,761,443	2,806,286
Interest income	(12,250)	(14,689)	(20,990)
Loss on extinguishment of loan	2,331,917	—	—
Earn-Out consideration	—	—	10,319,429
Forgiveness of loan payable	—	(3,128,596)	—
Impairment loss	20,677,160	—	—
Loss before income taxes	(62,424,739)	(24,859,918)	(30,402,721)
Income tax expense	—	—	—
Loss for the year and comprehensive loss	(62,424,739)	(24,859,918)	(30,402,721)
Income (loss) attributable to non-controlling interest	(698,265)	(108,430)	(739,181)
Loss attributable to the common shareholders of Greenbrook	(61,726,474)	(24,751,488)	(29,663,540)
Net loss per share (basic and diluted) (1)	(2.66)	(1.60)	(2.32)

Note:

(1)

The Company has retrospectively presented the number of Common Shares and net loss per share calculations reflecting the number of Common Shares outstanding following the Share Consolidation. See “Basis of Presentation” above.

Selected Financial Position Data

The following table provides selected financial position data as at the dates indicated:

(audited) ($)	As at December 31,	As at December 31,	As at December 31,
	2022	2021	2020
Cash and restricted cash	2,623,957	11,949,679	18,806,742
Current assets (excluding cash)	16,418,981	12,909,746	11,858,737
Total assets	100,446,357	72,643,693	68,600,408
Current liabilities	37,147,290	18,525,723	27,674,144
Non-current liabilities	93,895,492	37,528,638	38,042,522
Total liabilities	131,042,782	56,054,361	65,716,666
Non-controlling interests	(2,253,279)	(738,105)	(392,560)
Shareholders’ equity (deficit)	(30,596,425)	16,589,332	2,883,742

For further information regarding our liquidity and financial position, see “—Key Highlights and Recent Developments—Debt Financings” above and “—Liquidity and Capital Resources” below. See also Item 3.D, “Risk Factors—Risks Related to Our Business—We have incurred losses in the past and may be unable to achieve or sustain profitability in the future and may not be able to secure additional financing to fund losses if we fail to achieve or maintain profitability” in our Annual Report.

Selected Operating Data

The following table provides selected operating data as at the dates indicated. In addition, we note that as a result of the recently announced Restructuring Plan (as described above), we expect to close approximately 50 Treatment Centers during Fiscal 2023.

	As at December 31,	As at December 31,	As at December 31,
(unaudited)	2022	2021	2020
Number of active Treatment Centers(1)	183	147	116
Number of Treatment Centers-in-development(2)	0	2	9
Total Treatment Centers	183	149	125
Number of management regions	18	15	13
Number of TMS Devices installed	345	234	198
Number of regional personnel	495	386	305
Number of shared-services / corporate personnel(3)	134	44	49
Number of TMS treatment providers(4)	225	135	117
Number of consultations performed(5)	27,831	14,108	11,305
Number of patient starts(5)	9,253	6,429	5,445
Number of TMS treatments performed(5)	312,940	226,286	195,992
Average revenue per TMS treatment(5)	$221	$231	$220

Notes:

(1)	Active Treatment Centers represent Treatment Centers that have performed billable TMS services during the applicable period.
(2)	Treatment Centers-in-development represents Treatment Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents clinician partners that are involved in the provision of TMS therapy services from our Treatment Centers.
(5)	Figure calculated for the applicable year ended December 31.

Comparison of Results for the Year Ended December 31, 2022 to the Year Ended December 31, 2021

The following section provides an overview of our financial performance during Fiscal 2022 compared to Fiscal 2021.

Total Revenue

Consolidated revenue increased to $69.1 million in Fiscal 2022, a 32% increase compared to Fiscal 2021 (Fiscal 2021: $52.2 million). This was predominately due to increases in new patient starts and treatment volumes, primarily driven by completion of the Achieve TMS East/Central Acquisition and the Success TMS Acquisition, in Q4 2021 and Q3 2022, respectively.

New patient starts increased to 9,253 in Fiscal 2022, a 44% increase compared to Fiscal 2021 (Fiscal 2021: 6,429). Treatment volumes in Fiscal 2022 were 312,940, a 38% increase compared to Fiscal 2021 (Fiscal 2021: 226,286). Consultations performed were 27,831 in Fiscal 2022, a 97% increase compared to Fiscal 2021 (Fiscal 2021: 14,108). The increase in new patient starts, treatment volumes and consultations performed are predominantly due to stronger market growth within our mature regions as well as the Achieve TMS East/Central Acquisition and the Success TMS Acquisition, as compared to Fiscal 2021, which has allowed us to provide greater access for patients to seek and receive treatment.

Same-Region Sales Growth was 9.7% in Fiscal 2022 as compared to 19.0% in Fiscal 2021. The decrease in Same-Region Sales Growth during Fiscal 2022 as compared to Fiscal 2021 was predominately due to a tight labor market, coupled with high inflation, that caused a disruption in operations in Fiscal 2022. See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above.

Average revenue per treatment decreased by 4% to $221 in Fiscal 2022 (Fiscal 2021: $231). This decrease was primarily attributable to the geographical distribution of revenue and insurance payor mix.

Accounts Receivable

Accounts receivable increased by $2.9 million to $13.9 million as at the end of Fiscal 2022 (Fiscal 2021: $11.0 million). This increase was primarily due to the existing accounts receivable acquired by the Company as part of the Success TMS Acquisition.

We continue to collect on services rendered in excess of 24 months from the date such services were rendered.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Direct center and regional costs increased by 36% to $71.2 million during Fiscal 2022 (Fiscal 2021: $52.5 million). The increase is predominantly due to operating 183 active Treatment Centers as at December 31, 2022 as compared to 147 active Treatment Centers as at December 31, 2021, primarily driven by completion of the Success TMS Acquisition in Q3 2022.

Management also continued to focus on integration of the combined business and the execution of near-term operational synergies following completion of the Success TMS Acquisition. We believe we will be able to achieve near-term operational synergies through our Restructuring Plan effectively reducing direct center and regional costs significantly (see “Cautionary Note Regarding Forward-Looking Statements” and “—Key Highlights and Recent Developments—Restructuring Plan” and Item 3.D, “Risk Factors” in the Annual Report).

Entity-wide regional operating loss increased by 656% to $2.1 million during Fiscal 2022 (Fiscal 2021: $0.3 million). These changes were primarily due to the increase in direct center and regional costs, partially offset by the increase in revenue as described above.

Center Development Costs

Center development costs decreased by 23% to $0.7 million during Fiscal 2022 (Fiscal 2021: $0.9 million) predominantly as a result of a decrease in the number of Treatment Centers developed during Fiscal 2022 as compared to Fiscal 2021, partially offset by the minimal incremental costs associated with establishing the Spravato® Program at select additional Treatment Centers during the year.

Corporate Employee Compensation

Corporate employee compensation incurred to manage the centralized business infrastructure of the Company increased by 23% to $16.2 million during Fiscal 2022 (Fiscal 2021: $13.1 million). The increase in corporate employee compensation in Fiscal 2022 is predominately due to the Success TMS Acquisition, offset by the re-valuation of deferred and performance share units as a result of fluctuations in the Company’s share price. We believe we will be able to achieve near-term operational synergies through our Restructuring Plan, effectively reducing corporate employee compensation significantly (see “Cautionary Note Regarding Forward-Looking Statements” and “—Key Highlights and Recent Developments—Restructuring Plan” and Item 3.D, “Risk Factors” in the Annual Report).

Corporate Marketing Expenses

Corporate marketing expenses remained consistent at $0.6 million during Fiscal 2022 (Fiscal 2021: $0.6 million). We believe we will be able to achieve near-term operational synergies through our Restructuring Plan, effectively reducing corporate marketing expenses significantly (see “Cautionary Note Regarding Forward-Looking Statements” and “—Key Highlights and Recent Developments—Restructuring Plan” and Item 3.D, “Risk Factors” in the Annual Report).

Transaction Costs

Transaction costs increased by 197% to $1.3 million during Fiscal 2022 (Fiscal 2020: $0.4 million). The increase was a result of higher accounting, legal and professional fees relating to the Success TMS Acquisition in Fiscal 2022 as compared to those incurred in connection with the Achieve TMS East/Central Acquisition in Fiscal 2021.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses increased by 26% to $8.2 million during Fiscal 2022 (Fiscal 2021: $6.5 million). These increases were predominantly due to Success TMS integration and related expenses (see “—Adjusted EBITDA and One-Time Expenses” below).

Following completion of the Success TMS Acquisition, management also continued to focus on integration of the combined business and the execution of near-term operational synergies through our Restructuring Plan. We believe we will be able to continue to execute on further near-term operational synergies to accelerate the Company’s timeline to profitability (see “Cautionary Note Regarding Forward-Looking Statements” and “—Key Highlights and Recent Developments—Restructuring Plan” and Item 3.D, “Risk Factors” in the Annual Report).

Share-Based Compensation

Share-based compensation decreased by 60% to $0.3 million during Fiscal 2022 (Fiscal 2021: $0.9 million), predominantly due to the timing and fair value of stock options and performance share units granted to key personnel to ensure retention and long-term alignment with the goals of the Company.

Amortization

Amortization increased by 145% to $1.4 million during Fiscal 2022 (Fiscal 2021: $0.6 million) as a result of the intangible assets acquired by the Company in connection with the Achieve TMS East/Central Acquisition and the Success TMS Acquisition.

Interest

Interest expense increased by 83% to $8.7 million during Fiscal 2022 (Fiscal 2021: $4.8 million). The increase in interest expense is primarily due to the addition of new lease liabilities in connection with the Success TMS Acquisition and the execution of our regional growth strategy, as well as interest expense incurred in connection with the Madryn Credit Facility.

Interest income decreased by 17% to $0.012 million during Fiscal 2022 (Fiscal 2020: $0.015 million) as a result of a decrease in the amount of excess funds invested during Fiscal 2022 as compared to Fiscal 2021.

Loss on Extinguishment of Loan

Loss on extinguishment of loans was $2.3 million in Fiscal 2022 as compared to nil in Fiscal 2021 due to the extinguishment of the Oxford Credit Facility, as well as the extinguishment of a loan previously held by Success TMS in July 2022.

Forgiveness of Loan Payable

Forgiveness of loan payable decreased to nil in Fiscal 2022 (Fiscal 2021: $3.1 million). The forgiveness of loan payable represents a one-time gain due to the forgiveness by the U.S. Small Business Administration of the PPP Loan which occurred in Fiscal 2021.

Impairment Loss

Impairment loss was $20.7 million in Fiscal 2022 as compared to nil in Fiscal 2021 due to impairment from Achieve TMS East/Central, Achieve TMS West and Success TMS goodwill and intangible assets, which was necessitated by the Restructuring Plan and current market conditions. Despite these charges, we believe that we can add additional value to the Company by virtue of the Restructuring Plan (see “Cautionary Note Regarding Forward-Looking Statements” and “—Key Highlights and Recent Developments—Restructuring Plan” and Item 3.D, “Risk Factors” in the Annual Report).

Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook

The loss for the period and comprehensive loss increased by 151% to $62.4 million during Fiscal 2022 (Fiscal 2021: $24.9 million). The increase is predominately due to the impairment loss described above, increases in entity-wide regional operating loss, corporate employee compensation, and other corporate, general and administrative expenses as a result of incurring duplicative and one-time costs of the combined business subsequent to the Success TMS Acquisition arising from operational synergies not yet executed, interest expense and loss on extinguishment of loans (see “—Impairment Loss”, “—Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs”, “—Corporate Employee Compensation”, “—Other Corporate, General and Administrative Expenses”, “—Interest”, and “—Loss on Extinguishment of Loan” above).

The loss attributable to the common shareholders of Greenbrook increased by 149% to $61.7 million during Fiscal 2022 (Fiscal 2021: $24.8 million). This was predominantly due to the factors described above impacting net losses.

Adjusted EBITDA and One-Time Expenses

The Adjusted EBITDA loss position increased by 24% to $17.2 million during Fiscal 2022 (Fiscal 2021: $13.9 million) (see “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above). The increase in the Adjusted EBITDA loss position is due to the increase in the loss attributable to the common shareholders of Greenbrook as a result of incurring duplicative costs of the combined business subsequent to the Success TMS Acquisition arising from operational synergies not yet executed, offset by one-time costs incurred during Fiscal 2022 as compared to Fiscal 2021. See “—Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook” above and “—Reconciliation of Non-IFRS Measures” below.

Due to their nature, the impairment loss, the loss on extinguishment of loans as well as the Success TMS Acquisition related professional fees, integrations and related expenses were one-time expenses incurred during Fiscal 2022 and was therefore excluded from Adjusted EBITDA.

Comparison of Results for the Year Ended December 31, 2021 to the Year Ended December 31, 2020

The following section provides an overview of our financial performance during Fiscal 2021 compared to Fiscal 2020.

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

Same-Region Sales Growth was 19.0% in Fiscal 2021 as compared to -1.5% in Fiscal 2020. This was predominately due to the increases in new patient starts and treatment volumes as described above (see “-Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above).

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

Accounts Receivable

Accounts receivable increased by $0.3 million to $11.0 million as at the end of Fiscal 2021 (Fiscal 2020: $10.7 million), primarily due to year-over-year revenue growth, offset by continued strong cash collections as a result of billing enhancements implemented in Fiscal 2020 (see “—Factors Affecting the Comparability of our Results—Adjustments to Variable Consideration Estimate” above and “—Reconciliation of Accounts Receivable” below).

We continue to collect on services rendered in excess of 24 months from the date such services were rendered.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Direct center and regional costs increased by 20% to $52.5 million during Fiscal 2021 (Fiscal 2020: $43.7 million). The increase is predominantly due to operating 147 active Treatment Centers as at December 31, 2021 as compared to 116 active Treatment Centers as at December 31, 2020.

Entity-wide regional operating loss decreased by 51% to $0.3 million during Fiscal 2021 (Fiscal 2020: $0.6 million). The decreases in entity-wide regional operating loss in Fiscal 2021 as compared to Fiscal 2020 was primarily due to increased revenue, offset by the increase in direct center and regional costs described above.

Center Development Costs

Center development costs increased by 63% to $0.9 million during Fiscal 2021 (Fiscal 2020: $0.5 million) predominantly as a result of the increase in active Treatment Centers during Fiscal 2021 as compared to Fiscal 2020.

Corporate Employee Compensation

Corporate employee compensation incurred to manage the centralized business infrastructure of the Company increased by 29% to $13.1 million during Fiscal 2021 (Fiscal 2020: $10.2 million). Corporate employee compensation in Fiscal 2020 was comparatively low due to measures put in place to control costs during the COVID-19 pandemic. As a result, the normalization of this spending in Fiscal 2021, coupled with the increase in corporate employee compensation due to key investment in our human resources, billing, operations and compliance capabilities, contributed to the increase in corporate employee compensation.

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

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses increased by 65% to $6.5 million during Fiscal 2021 (Fiscal 2020: $3.9 million). Other corporate, general and administrative expenses in Fiscal 2020 were comparatively low due to measures put in place to control costs during the COVID-19 pandemic. The normalization of this spending in Fiscal 2021, coupled with the one-time professional and legal fees related to the Nasdaq listing, the Withdrawn Public Offering (as defined below), the Achieve TMS East/Central Acquisition (see “—Adjusted EBITDA and One-Time Expenses” below) as well as the one-time deferred payment costs of $0.3 million with respect to the Earn-Out consideration in connection with the Achieve TMS West Acquisition, were primarily responsible for the increase in other corporate, general and administrative expenses in Fiscal 2021.

Earn-Out Consideration

The Earn-Out consideration decreased by $10.3 million to nil in Fiscal 2021 (Fiscal 2020: $10.3 million). The decrease is a result of the Earn-Out amount confirmed during Q1 2021 and paid during Fiscal 2021. See “—Components of Our Results of Our Operations—Earn-Out Consideration”.

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

Interest

Interest expense increased by 70% to $4.8 million during Fiscal 2021 (Fiscal 2020: $2.8 million). The increase in interest expense is primarily due to the addition of new lease liabilities in connection with the execution of our regional growth strategy and the Oxford Credit Agreement. See—Liquidity and Capital Resources—Indebtedness” below.

Interest income decreased by 30% to $0.01 million during Fiscal 2021 (Fiscal 2020: $0.02 million) as a result of a decrease in the amount of excess funds invested.

Forgiveness of Loan Payable

Forgiveness of loan payable was $3.1 million in Fiscal 2021 (Fiscal 2020: nil) as a result of the forgiveness in full of the PPP Loan.

Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook

The loss for the period and comprehensive loss decreased by 18% to $24.9 million during Fiscal 2021 (Fiscal 2020: $30.4 million). This was predominately due to the forgiveness of the PPP Loan, partially offset by the recognition of one-time professional and legal fees related to the Nasdaq listing, the non-brokered private placement of Common Shares of the Company on July 14, 2021 for aggregate gross proceeds to the Company of $23.5 million (the “2021 Private Placement”), the bought deal public offering of Common Shares in Canada and the United States for aggregate gross proceeds to the Company of $13.2 million (the “2021 Public Equity Offering”), and the Achieve TMS East/Central Acquisition (see “—Adjusted EBITDA and One-Time Expenses” below). In addition, the Company recognized Earn-Out consideration in connection with the Achieve TMS West Acquisition in Fiscal 2020 that did not recur in Fiscal 2021.

The loss attributable to the common shareholders of Greenbrook decreased by 17% to $24.8 million during Fiscal 2021 (Fiscal 2020: $29.7 million). This was predominantly due to the factors described above impacting net losses.

Adjusted EBITDA and One-Time Expenses

The Adjusted EBITDA loss position increased by 54% to $13.8 million during Fiscal 2021 (Fiscal 2020: $9.0 million) (see “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above). The increased spending in direct center and regional costs, corporate employee compensation and other corporate, general and administrative expenses eclipsed the increase in revenue during the period as a result of excess capacity within our network slightly offset by the roll-out of the Spravato® Program at select Treatment Centers. See “—Factors Affecting the Comparability of our Results—Adjustment to Variable Consideration Estimate”, “—Key Highlights and Recent Developments—Spravato® Program”, “—Total Revenue”, “—Reconciliation of Accounts Receivable”, “—Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs”, “—Corporate Employee Compensation”, “—Other Corporate, General and Administrative Expenses” and “—Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook”.

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

EBITDA and Adjusted EBITDA

The table below illustrates our EBITDA and Adjusted EBITDA for the periods presented:

(unaudited) ($)	Fiscal 2022	Fiscal 2021	Fiscal 2020(1)
EBITDA	(43,497,703)	(13,610,728)	(20,706,702)
Adjusted EBITDA	(17,217,705)	(13,845,951)	(9,004,175)

Note:

(1)	Beginning in Fiscal 2021, we no longer adjust for center development costs in our presentation of Adjusted EBITDA because a key component of our growth strategy is to grow our business and revenues through the development and building of additional Treatment Centers. We have retrospectively calculated Adjusted EBITDA for Fiscal 2020 to reflect this change.

For a definition of EBITDA and Adjusted EBITDA, see “—Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above. For quantitative reconciliations of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook, see “—Reconciliation of Non-IFRS Measures” immediately below.

Reconciliation of Non-IFRS Measures

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for Fiscal 2022, Fiscal 2021 and Fiscal 2020:

(unaudited) ($)	Fiscal 2022	Fiscal 2021	Fiscal 2020(1)
Loss attributable to the common shareholders of Greenbrook	(61,726,474)	(24,751,488)	(29,663,540)
Add the impact of:
Interest expense	8,724,412	4,761,443	2,806,286
Amortization	1,358,213	555,000	463,332
Depreciation	8,158,396	5,839,006	5,708,210
Less the impact of:
Interest income	(12,250)	(14,689)	(20,990)
EBITDA	(43,497,703)	(13,610,728)	(20,706,702)
Add the impact of:
Share-based compensation	1,060,266	879,439	591,384
Add impact of:
Achieve TMS East/Central Acquisition related professional fees	—	426,006	—
Success TMS Acquisition related professional fees	1,265,225	—	—
Deferred payment expense in relation to Achieve TMS West cash Earn-Out consideration owed	—	300,000	—
Earn-Out consideration	—	—	10,319,429
Nasdaq listing related professional and legal fees	—	451,105	791,714
Withdrawn Public Offering related professional and legal fees(2)	—	804,983	—
Internal controls assessment professional and legal fees	—	31,840	—
Forgiveness of loans payable	—	(3,128,596)	—
Loss on extinguishment of loan (3)	2,331,917	—	—
Impairment loss	20,677,160	—	—
Success TMS related integration and related expenses	945,430	—	—
Adjusted EBITDA	(17,217,705)	(13,845,951)	(9,004,175)

Note:

(1)	Beginning in Fiscal 2021, we no longer adjust for center development costs in our presentation of Adjusted EBITDA because a key component of our growth strategy is to grow our business and revenues through the development and building of additional Treatment Centers. We have retrospectively calculated Adjusted EBITDA for Fiscal 2020 to reflect this change.
(2)	On June 25, 2021, the Company elected to withdraw its previously announced public offering of Common Shares in light of market conditions (the “Withdrawn Public Offering”). Due to their nature, professional and legal fees associated with the Withdrawn Public Offering are also considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.
(3)	Loss on extinguishment of loan relates to the extinguishment of the Oxford Credit Facility, as well as the extinguishment of a loan previously held by Success TMS. Due to their nature, these are considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.

Quarterly Adjusted EBITDA Reconciliation

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for the eight most recently completed fiscal quarters:

(unaudited)(US$)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Loss attributable to the common shareholders of Greenbrook	(30,179,216)	(16,361,426)	(7,347,849)	(7,837,983)	(6,831,859)	(3,517,250)	(6,775,825)	(7,626,554)
Add the impact of:
Interest Expense	3,091,247	3,183,165	1,220,689	1,229,311	1,254,007	1,145,337	1,334,187	1,027,912
Amortization	372,565	570,648	207,500	207,500	207,500	115,834	115,833	115,833
Depreciation	1,865,483	3,136,369	1,586,560	1,569,984	1,529,892	1,373,149	1,461,631	1,474,334
Less the impact of:
Interest income	(20)	—	(9,943)	(2,287)	(9,429)	(3,067)	(11)	(2,182)
EBITDA	(24,849,941)	(9,471,244)	(4,343,043)	(4,833,475)	(3,849,889)	(885,997)	(3,864,185)	(5,010,657)
Add the impact of:
Share-based compensation	(1,186,218)	1,933,280	63,882	249,322	248,428	221,679	203,362	205,970
Add the impact of:
Deferral payment expense in relation to Achieve TMS West cash Earn-Out consideration owed	—	—	—	—	—	—	—	300,000
Earn-out consideration	—	—	—	—	—	—	—	—
Nasdaq listing related professional and legal fees	—	—	—	—	—	—	240,761	210,344
Equity Financing related professional and legal fees	—	—	—	—	273,561	—	531,422	—
Forgiveness of loans payable	—	—	—	—	—	(3,128,596)	—	—
Loss on extinguishment of loan(1)	—	2,331,917	—	—	—	—	—	—
Withdrawn Public Offering related professional and legal fees(2)	—	—	—	—	(273,561)	273,561	—	—
Internal controls assessment professional and legal fees	—	—	—	—	31,840	—	—	—
Achieve TMS East/Central Acquisition related professional and legal fees	—	—	—	—	3,864	422,142	—	—
Success TMS Acquisition related professional and legal fees	—	530,130	643,247	91,848	—	—	—	—
Madryn Credit Facility related professional and legal fees	—	(102,264)	102,264	—	—	—	—	—
Success TMS related integration and related expenses	—	945,430	—	—	—	—	—	—
Impairment loss	20,677,160	—	—	—	—	—	—	—
Adjusted EBITDA	(5,358,999)	(3,832,751)	(3,533,650)	(4,492,305)	(3,565,757)	(3,097,211)	(2,888,640)	(4,294,343)

Notes:

(1)	Loss on extinguishment of loan relates to the extinguishment of the Oxford Credit Facility, as well as the extinguishment of a loan previously held by Success TMS. Due to their nature, these are considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.
(2)	On June 25, 2021, the Company elected to withdraw its previously announced public offering of Common Shares in light of market conditions. Due to their nature, professional and legal fees associated with the Withdrawn Public Offering are also considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.

We believe that Adjusted EBITDA provides a meaningful financial metric to investors as it measures the ability of our current Treatment Center operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, none of which have an impact on the operating performance of our existing Treatment Center network. One-time expenses include impairment loss, professional and legal fees associated with our Nasdaq listing, the development of our corporate compliance program, the Success TMS Acquisition and the Achieve TMS East/Central Acquisition , Success TMS integration and related expenses, the costs related to the loss on extinguishment of loans and forgiveness of loans payable as well as the deferred payment costs with respect to the Earn-Out consideration in connection with the Achieve TMS West Acquisition.

In addition, we present Same-Region Sales Growth, which is a non-IFRS measure that we calculate as the percentage change in sales derived from our established management regions in a certain financial period as compared to the sales from the same management regions in the corresponding period of the prior year. As a result, when we calculate Same-Region Sales Growth for a particular comparative period (e.g., Fiscal 2022 vs Fiscal 2021), the total amount of same-region sales revenue for the prior year (e.g., for Fiscal 2021) may differ compared to the total amount of same-region sales revenue that we had calculated in the prior year, e.g., in the event that certain management regions that had been excluded in the prior year are considered established management regions in the current year. This is necessary in order for us to present a more meaningful percentage of sales growth as it ensures that the same management regions are being included in both years for each calculation of Same-Region Sales Growth. Other than for purposes of the reconciliation tables below, we do not present same-region sales revenue as an independent non-IFRS measure because the management regions that are included may vary from year-to-year. We refer you to our revenues as reported under IFRS and as discussed elsewhere in this MD&A for a discussion and analysis of our revenues on a consolidated basis. However, we believe Same-Region Sales Growth is a useful metric to investors because it helps quantify our sales growth (as a percentage change) within established management areas that are relevant for the comparative period and, accordingly, enables us to present the growth achieved by adding Treatment Center density within these established management regions by taking into account sales attributable to recently acquired management regions or regions that we do not consider to be “established” or “mature”, i.e., those in which none of the Treatment Centers have performed billable TMS services for a period of at least one full year prior to the more recent period of the two financial periods that are compared in calculating Same-Region Sales Growth. Our Same-Region Sales Growth is unique to our financial management strategy and may not be comparable to non-IFRS measures used by other companies.

The tables below illustrate a reconciliation of total revenue to Same-Region Sales Growth for the periods presented:

2022 Same-Region Sales Growth

(unaudited) ($)	Fiscal 2022	Fiscal 2021
Revenue	69,104,446	52,198,084
Add the impact of pre-acquisition revenue(1):
Massachusetts	—	2,520,374
Iowa	—	180,860
Less regions acquired in the year(1):
Illinois	(1,662,461)	—
Nevada	(529,105)	—
New Jersey	(4,071,360)	—
Pennsylvania	(2,602,590)	—
Same-Region Sales Revenue	60,238,930	54,899,318
Same-Region Sales Growth	9.7%

Notes:

(1)	As the regions acquired as part of the Achieve TMS East/Central Acquisition in Fiscal 2021 had performed billable TMS services for a period of at least one full year prior to December 31, 2022 (subsequent to being acquired), for purposes of calculating 2022 Same-Region Sales Growth we have added back pre-acquisition revenue generated in these regions in Fiscal 2021 for comparability purposes.
(2)	These regions were acquired as part of the Success TMS Acquisition during Fiscal 2022. As Treatment Centers in these regions have not performed billable TMS services, subsequent to being acquired, for a period of at least one full year prior to December 31, 2022, they have been excluded from the calculation.
(3)	For purposes of calculating 2022 Same-Region Sales Growth, each of the Massachusetts and Iowa management regions are included in same-region sales revenue for both Fiscal 2022 and Fiscal 2021 because these management regions were considered “established” for Fiscal 2022, and, accordingly, are included in Fiscal 2021 for comparison purposes even though such regions were not considered “established” in Fiscal 2021 and had been excluded for purposes of calculating 2021 Same-Region Sales Growth. See “—2021 Same-Region Sales Growth” below.

2021 Same-Region Sales Growth

(unaudited) ($)	Fiscal 2021	Fiscal 2020(2)
Revenue	52,198,084	43,129,179
Less regions acquired in the year(1):
Massachusetts	(784,726)	—
Iowa	(69,118)	—
Same-Region Sales Revenue	51,344,240	43,129,179
Same-Region Sales Growth	19.0%

Notes:

(1)

These regions were acquired as part of the Achieve TMS East/Central Acquisition during Fiscal 2021. As Treatment Centers in these regions have not performed billable TMS services, subsequent to being acquired, for a period of at least one full year prior to December 31, 2021, they have been excluded from the calculation.

(2)

For purposes of calculating 2021 Same-Region Sales Growth, each of the Austin, Florida and Michigan management regions are included in same-region sales revenue for both Fiscal 2021 and Fiscal 2020 because these management regions were considered “established” for Fiscal 2021, and, accordingly, are included in Fiscal 2020 for comparison purposes even though such regions were not considered “established” in Fiscal 2020 and had been excluded for purposes of calculating 2020 Same-Region Sales Growth. See “—2020 Same-Region Sales Growth” below.

2020 Same-Region Sales Growth

(unaudited) ($)	Fiscal 2020	Fiscal 2019(3)
Revenue	43,129,179	35,685,531
Add the impact of pre-acquisition revenue(1):
California	—	4,311,308
Oregon	—	1,193,229
Alaska	—	1,550,429
Less the impact of regions not yet mature(2):
Austin	(1,120,798)	(1,195,066)
Florida	(927,157)	(199,215)
Michigan	(516,467)	(178,502)
Same-Region Sales Revenue	40,564,757	41,167,714
Same-Region Sales Growth	(1.5)%

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

(2)

Excludes regions in both the current and comparable period in which none of the Treatment Centers have performed billable TMS services for a period of at least one full year prior to December 31, 2020.

(3)

For purposes of calculating 2020 Same-Region Sales Growth, each of the St. Louis, Connecticut, Houston and Cleveland management regions are included in same-region sales revenue for both Fiscal 2020 and Fiscal 2019 because these management regions were considered “established” for Fiscal 2020, and accordingly, are included in Fiscal 2019 for comparison purposes even though such regions were not considered “established” in Fiscal 2019.

Reconciliation of Accounts Receivable

A quantitative reconciliation of accounts receivable in respect of Fiscal 2022, Fiscal 2021 and Fiscal 2020 is provided below, which includes a quantification of the adjustment to variable consideration estimate resulting from the additional price concessions which were deemed necessary:

(unaudited) ($)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Opening accounts receivable balance	10,997,389	10,708,062	10,091,087
Accounts receivable acquired as part of the Success TMS Acquisition	3,728,255	—	—
Revenue recognized based on expected value	73,631,665	55,716,778	46,284,419
Adjustment to variable consideration estimate	(4,527,219)	(3,518,694)	(3,155,240)
Payments received	(69,931,785)	(51,908,757)	(42,512,204)
Ending accounts receivable balance at the period end date	$13,898,305	$10,997,389	$10,708,062

Quarterly Financial Information

Selected Quarterly Financial Information

The following table summarizes the results of our operations for the eight most recently completed fiscal quarters:

(unaudited)($)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Revenue	21,076,886	20,752,105	14,210,309	13,065,146	14,047,452	13,130,245	13,707,212	11,313,175
Regional operating income (loss)	(141,846)	(849,472)	(71,075)	(1,038,049)	43,741	249,057	921,339	(1,492,118)
Net loss attributable to common shareholders of Greenbrook	(30,179,216)	(16,361,426)	(7,347,849)	(7,837,983)	(6,831,859)	(3,517,250)	(6,775,825)	(7,626,554)
Adjusted EBITDA	(5,358,999)	(3,832,751)	(3,533,650)	(4,492,305)	(3,565,757)	(3,097,211)	(2,888,640)	(4,294,343)
Net loss per share – Basic(1)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)
Net loss per share – Diluted(1)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)

Notes:

(1)

The Company has retrospectively presented the number of Common Shares and net loss per share calculations reflecting the number of Common Shares following the Share Consolidation. See “Basis of Presentation”.

Analysis of Results for Q4 2022

Despite record forward-looking indicators in Q3 2022 going into Q4 2022 from increased marketing spend, this did not translate into the expected proportionate ramp up in revenue as we were temporarily hindered by the ongoing integration of Success TMS, including the complexities and training resulting from the convergence and overlaying of best-of-breed processes. We believe the lessons learned in Q4 2022 in addition to the execution of near-term operational synergies through the Restructuring Plan will allow us to optimize marketing spend during Fiscal 2023 (see “Cautionary Note Regarding Forward-Looking Statements” and “—Key Highlights and Recent Developments—Restructuring Plan” and Item 3.D, “Risk Factors” in the Annual Report).

New patient starts were 2,779 in the fourth quarter of Fiscal 2022 (“Q4 2022”), representing a 2% quarter-over-quarter decrease compared to Q3 2022 (Q3 2022: 2,848) and a 67% year-over-year increase compared to Q4 2021 (Q4 2021: 1,667). Treatment volumes were 96,789 in Q4 2022, representing a 2% quarter-over-quarter increase compared to Q3 2022 (Q3 2022: 95,046) and a 58% year-over-year increase compared to Q4 2021 (Q4 2021: 61,416). Consultations were 11,215 in Q4 2022, representing a 27% quarter-over-quarter increase compared to Q3 2022 (Q3 2022: 8,797) and a 216% year-over-year increase compared to Q4 2021 (Q4 2021: 3,547). These increases were predominantly due to the completion of the Success TMS Acquisition in Q3 2022, the overlaying of the Success TMS intake process across our existing platform and increased marketing spend (see “—Factors Affecting the Comparability of Our Results—Acquisition of Success TMS” above).

We achieved quarterly consolidated revenue of $21.1 million in Q4 2022, representing a 2% quarter-over-quarter increase compared to Q3 2022 (Q3 2022: $20.8 million) and a 50% year-over-year increase compared to Q4 2021 (Q4 2021: $14.0 million). Average revenue per treatment was $218 in Q4 2022, remaining consistent quarter-over-quarter compared to Q4 2022 (Q4 2022: $218) and a 5% year-over-year decrease compared to Q4 2021 (Q4 2021 : $229). The increase in consolidated revenue was attributable to an increase in quarterly treatments, predominately as a result of the completion of the Success TMS Acquisition in Q3 2022 (see “—Factors Affecting the Comparability of Our Results—Acquisition of Success TMS” above), partially offset by a decrease in reimbursement rates due to a change in the geographical distribution of revenue.

We experienced entity-wide regional operating loss of $0.1 million in Q4 2022, representing an 83% quarter-over-quarter decrease compared to Q3 2022 (Q3 2022: $0.85 million), and compared to entity-wide regional operating income of $0.04 million in Q4 2021, The quarter over quarter decrease is due to an increase in revenue and the year over year increase is primarily as a result of incurring duplicative costs of the combined business subsequent to the Success TMS Acquisition arising from additional operational synergies not yet executed and additional marketing spend which did not convert into patients at historical levels. We believe we will be able to continue to execute on further near-term operational synergies to accelerate the Company’s timeline to profitability as part of the comprehensive Restructuring Plan (see “Cautionary Note Regarding Forward-Looking Statements” and “—Key Highlights and Recent Developments—Restructuring Plan” and Item 3.D, “Risk Factors” in the Annual Report).

The loss attributable to the common shareholders of Greenbrook was $30.2 million in Q4 2022, representing an 84% quarter-over-quarter increase compared to Q3 2022 (Q3 2022: $16.4 million) and a 342% year-over-year increase compared to Q4 2021 (Q4 2021: $6.8 million). The quarter-over-quarter increase is primarily a result of impairment loss in Q4 2022, offset by loss on extinguishment of loan and Success TMS Acquisition related professional, legal, integration and related fees in Q3 2022 (see “—Analysis of Results for Fiscal 2022 and Fiscal 2021—Adjusted EBITDA and One-Time Expenses” above). The year-over-year increase is primarily a result of one-time expenses incurred in Fiscal 2022 as compared to Fiscal 2021, one-time expenses in Fiscal 2022 include impairment loss, the Success TMS Acquisition, Success TMS integration and related expenses and the costs related to the loss on extinguishment of loans. One-time expenses in Fiscal 2021 include professional and legal fees associated with our Nasdaq listing, the development of our corporate compliance program, the Achieve TMS East/Central Acquisition, the forgiveness of loans payable as well as the deferred payment costs with respect to the Earn-Out consideration in connection with the Achieve TMS West Acquisition (see “—Analysis of Results for Fiscal 2022 and Fiscal 2021—Adjusted EBITDA and One-Time Expenses” above).

Selected Quarterly Operating Data

The following table provides selected operating data for the periods indicated:

Figures calculated for the applicable period ended.	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
(unaudited)
Number of active Treatment Centers(1)	183	183	144	146	147	127	122	119
Number of Treatment Centers-in-development(2)	0	1	–	2	2	4	7	9
Total Treatment Centers	183	184	144	148	149	131	129	128
Number of management regions	18	18	15	15	15	13	13	13
Number of TMS Devices installed	345	338	234	234	234	214	209	201
Number of regional personnel	495	501	328	340	386	350	343	317
Number of shared-services / corporate personnel(3)	134	143	66	68	44	58	51	49
Number of Treatment providers(4)	225	208	164	161	135	126	124	116
Number of consultations performed(5)	11,215	8,797	4,318	3,501	3,547	3,437	3,533	3,591
Number of patient starts(5)	2,779	2,848	1,809	1,817	1,667	1,520	1,659	1,583
Number of treatments performed(5)	96,789	95,046	62,038	59,067	61,416	54,525	58,219	52,126
Average revenue per treatment(5)	$218	$218	$229	$221	$229	$241	$235	$217

Notes:

(1)	Active Treatment Centers represent Treatment Centers that have performed billable TMS services during the applicable period.
(2)	Treatment Centers-in-development represents Treatment Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents clinician partners that are involved in the provision of TMS therapy services from our Treatment Centers.
(5)	Figures calculated for the applicable period ended.
B.	Liquidity and Capital Resources

Overview

Since inception, we have financed our operations primarily from equity offerings, debt financings and revenue generated from our Treatment Centers. Our primary uses of capital are to finance operations, finance new Treatment Center development costs, increase non-cash working capital and fund investments in our centralized business infrastructure. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to provide services to our customers and provide returns to our shareholders. We have also used capital to finance acquisitions and may continue to do so in the future. See “—Key Highlights and Recent Developments” above. Cash is held primarily in U.S. dollars.

On February 21, 2023 and March 20, 2023, the Company received waivers from Madryn with respect to the Company’s non-compliance with the covenant to maintain a minimum cash balance of $3,000,000, which is tested on a daily basis (the “Minimum Liquidity Covenant”) until March 27, 2023. As of April 12, 2023, following completion of the 2023 Private Placement and the 2023 Debt Financings, the Company has a cash balance of approximately $5.7 million; however, we can provide no assurance that we will remain in compliance in with the Minimum Liquidity Covenant in the future. See “Fiscal 2022 vs Fiscal 2021—Madryn Credit Facility” below.

As part of our annual budgeting process and on an ongoing basis, we evaluate our estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this, in addition to historical cash flow, the proceeds from the 2023 Private Placement and 2023 Debt Financing, analysis and considering our anticipated cash flows from regional operations and our holdings of cash, as of the date of this MD&A, we believe that we have sufficient capital to meet our future operating expenses, capital expenditures and debt service requirements for at least the next four to six months. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by our ability to execute on our Restructuring Plan,  our ability to meet our debt obligations and remain in compliance with debt covenants, and general economic, financial and other factors, including factors beyond our control such as inflation and recessionary conditions. See “Cautionary Note Regarding Forward-Looking Statements” in our Annual Report, “—Risks and Uncertainties” and “—Factors Affecting our Performance” in this MD&A.

Analysis of Cash Flows

The following table presents our cash flows for each of the periods presented:

($)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Net cash used in operating activities	(13,211,417)	(16,339,266)	(7,948,248)
Net cash generated from financing activities	3,968,353	24,420,025	19,010,795
Net cash used in/ generated from investing activities	167,342	(15,137,822)	20,990
Increase (decrease) in cash	(9,075,722)	(7,057,063)	11,083,537

Fiscal 2022 vs Fiscal 2021

Cash Flows used in Operating Activities

For Fiscal 2022, cash flows used in operating activities (which includes the full cost of developing new Treatment Centers) totaled $13.2 million, as compared to $16.3 million in Fiscal 2021. The decrease in cash flows used in operating activities is primarily attributable to changes in non-cash working capital resulting from improved collection activity and the timing of payments offset by increased losses (see “—Comparison of Results for the Year Ended December 31, 2022 to the Year Ended December 31, 2021—Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook” above).

Cash Flows generated from Financing Activities

For Fiscal 2022, cash flows generated from financing activities amounted to $4.0 million as compared to $24.4 million generated in Fiscal 2021. This change is primarily driven by the net bank loans advanced in relation to the Madryn Credit Facility in Fiscal 2022 as compared to the net proceeds of $23.5 million and $13.2 million on the issuance of Common Shares in connection with 2021 Private Placement and the 2021 Public Equity offering, respectively, that were completed during Fiscal 2021, in addition to an increase in lease liability interest expense and lease payments in Fiscal 2022 as compared to Fiscal 2021.

Cash Flows generated from (used in) Investing Activities

For Fiscal 2022, cash flows generated from investing activities totaled $0.2 million as compared to cash flows used in investing activities of ($15.1 million) in Fiscal 2021, which primarily relates to the release of the deferred consideration held in an escrow account upon satisfying all escrow conditions and the Earn-Out consideration in relation to the Achieve TMS West Acquisition in Fiscal 2021 which did not recur in Fiscal 2022. See “—Factors Affecting the Comparability of our Results—Acquisition of Achieve TMS West” above.

Fiscal 2021 vs Fiscal 2020

Cash Flows used in Operating Activities

For Fiscal 2021, cash flows used in operating activities (which includes the full cost of developing new Treatment Centers) totaled $16.3 million, as compared to $7.9 million in Fiscal 2020. The increase in cash flows used in operating activities is primarily attributable to increased losses (excluding the Earn-Out consideration with respect to the Achieve TMS West Acquisition in Fiscal 2020 (see “—Comparison of Results for the Year Ended December 31, 2021 to the Year Ended December 31, 2020—Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook” above)). Of the net cash used in operating activities during Fiscal 2021, $6.2 million was used in Q1 2021, $3.2 million in the second quarter of Fiscal 2021 (“Q2 2021”), $2.4 million in the third quarter of Fiscal 2021 (“Q3 2021”) and $4.5 million in Q4 2021.

Cash Flows generated from Financing Activities

For Fiscal 2021, cash flows generated from financing activities amounted to $24.4 million as compared to $19.0 million in Fiscal 2020. This change is largely driven by the difference in the net proceeds received by the Company in connection with the 2021 Private Placement in Q2 2021 and the 2021 Public Equity Offering in Q3 2021 as compared to the net proceeds received by the Company in connection with its financing activities in Fiscal 2020. This was partially offset by $10.0 million in payments relating to lease liabilities and interest on indebtedness in Fiscal 2021 as compared to $7.4 million in Fiscal 2020 (see “—Liquidity and Capital Resources—Indebtedness” below).

Cash Flows generated from (used in) Investing Activities

For Fiscal 2021, cash flows used in investing activities totaled ($15.1 million) as compared to cash flows generated of $0.02 million in Fiscal 2020, which primarily relates to the release of the deferred consideration held in an escrow account upon satisfying all escrow conditions and the Earn-Out consideration in relation to the Achieve TMS West Acquisition. See “—Components of our Results of our Operations—Earn-Out Consideration” above.

Indebtedness

Madryn Credit Facility

On July 14, 2022, the Company entered into a credit agreement for a $75 million secured credit facility with Madryn and its affiliated entities. The Madryn Credit Facility provides the Company with a $55 million term loan (the “Existing Loan”), which was funded on closing. In addition, the Madryn Credit Facility permits the Company to draw up to an additional $20 million in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. Prior to March 31, 2023, all amounts borrowed under the Madryn Credit Facility bore interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. Commencing March 31, 2023, all advances under the Madryn Credit Facility will accrue interest using the 3-month Term Secured Overnight Financing Rate benchmark plus 0.10%. The Madryn Credit Facility matures over 63 months and provides for four years of interest-only payments. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Madryn Credit Facility.

The terms of the Madryn Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, financial covenants that require the Company to (i) generate consolidated revenues for each 12-month period (on a pro forma basis giving effect to the Success TMS Acquisition), measured quarterly (commencing with the 12 months ending on September 30, 2022), in amounts that (A) for the first, second and third measurement periods, are in line with the historical trailing performance of the Company and Success TMS (taken together as a combined company) but substitute one, two and three quarters, respectively, of historical combined revenues with a portion of the projected combined revenues for those quarters; and (B) for measurement periods thereafter, represent a percentage of the Company’s projected consolidated revenues for such periods, assuming modest growth over time, and is capped at the minimum revenue requirement for the 12 months ending on June 30, 2027, and (ii) maintain minimum liquidity of $3.0 million. In addition, the Madryn Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness outside of what is permitted under the Madryn Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. As at December 31, 2022, the Company was in compliance with its minimum liquidity covenant.

In accordance with the terms of the Madryn Credit Agreement, Greenbrook has issued conversion instruments (each, a “Madryn Conversion Instrument” and together, the “Madryn Conversion Instruments”) to Madryn and certain of its affiliated entities that provide the holders thereof with the option to convert up to $5 million of the outstanding principal amount of the Existing Loan into Common Shares at a price per share equal to $1.90, subject to customary anti-dilution adjustments (the “Madryn Conversion Price”).

On July 14, 2022, the Company used approximately $15.4 million of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Oxford Credit Facility (as defined below), as well as prepayment fees and legal fees incurred, and terminated the Oxford Credit Facility. Concurrently, the Company used approximately $15.1 million of the proceeds from the Madryn Credit Facility to repay various loans previously held by Success TMS. The Company subsequently used $2.9 million to normalize vendor payment aging resulting from cash management practices prior to strengthening our balance sheet and made a $2.3 million cash investment due to a lag in working capital from the continued development of Treatment Center locations. After financing fees and closing costs of $3.1 million, the remaining balance of the proceeds in respect of the Madryn Credit Facility totaled $16.2 million.

In February and March 2023, the Company entered into amendments to the Madryn Credit Facility, whereby Madryn and its affiliated entities extended four additional tranches of debt financing to the Company in an aggregate principal amount of $6.0 million, each of which were fully funded at closing of the applicable tranche (collectively, the “New Loans”). The terms and conditions of the New Loans are consistent with the terms and conditions of the Existing Loan (as defined below) in all material respects.

In addition, the Madryn Credit Facility was amended on February 21, 2023 to provide that, commencing March 31, 2023, all advances under the Madryn Credit Facility (including the New Loans) will cease to accrue interest using the London Interbank Offered Rate benchmark and instead will accrue interest using the 3-month Term Secured Overnight Financing Rate benchmark plus 0.10%. Madryn was also granted the right to appoint one observer to the Board.

The New Loans also provide Madryn with the option to convert up to approximately $546,000 of the outstanding principal amount of the New Loans into Common Shares at the Madryn Conversion Price. The Madryn Conversion Instruments correspond to the conversion provisions for the Existing Loan, which provide Madryn with the option to convert up to $5 million of the outstanding principal amount of the Existing Loan into Common Shares at the Madryn Conversion Price. As a result of the New Loans, Madryn has the option to convert an aggregate of approximately $5,546,000 of the outstanding principal amount of the loans outstanding at the Madryn Conversion Price, resulting in the potential issuance of up to approximately 2.9 million Common Shares, representing approximately 7.2% of the issued and outstanding Common Shares as at April 12, 2023.

On February 21, 2023 and March 20, 2023, the Company received waivers from Madryn with respect to the Company’s non-compliance with the Minimum Liquidity Covenant until March 27, 2023. We were required to complete the 2023 Private Placement and the 2023 Debt Financings in order to remain in compliance with the Madryn Credit Facility and in order to satisfy our near-term cash requirements necessary to operate our business. On March 31, 2023, the Company received a waiver from Madryn with respect to the Company’s non-compliance with the Reporting Requirements.

Neuronetics Note

On March 31, 2023, the Company issued the Neuronetics Note in the amount of $6.0 million to Neuronetics. All amounts borrowed under the Neuronetics Note will bear interest at a rate equal to the sum of (a) the floating interest rate of daily secured overnight financing rate as administered by the Federal Reserve Bank of New York on its website, plus (b) 7.65%. The Neuronetics Note matures on March 31, 2027. Pursuant to the terms of the Neuronetics Note, in the event of an event of default under the Neuronetics Note, Greenbrook will be required to issue the Neuronetics Warrants. Under the Neuronetics Agreement and the Neuronetics Note, the Company has granted Neuronetics a security interest in all of the Company’s assets. Additionally, under the Neuronetics Agreement, the Company is required to pay all costs to relocate the TMS Devices supplied by Neuronetics from the Treatment Centers that are closed in connection with the Restructuring Plan and install such TMS Devices in the Company’s Treatment Centers that remain open.

Additional Financing from Significant Shareholders and Management

Alongside the New Loans and as part of the 2023 Debt Financing, the Company entered into a note purchase agreement with certain significant shareholders (including Greybrook Health) and management of the Company (the “Noteholders”) whereby the Company issued an aggregate of $1.75 million aggregate principal amount of unsecured notes (the “Notes”) to the Noteholders for gross proceeds to the Company of $1.75 million. The Insider Notes bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of September 30, 2027, at the election of the Noteholders upon a change of control, upon the occurrence of an event of default and acceleration by the Noteholders, or the date on which the loans under the Madryn Credit Facility are repaid.

In conjunction with the issuance of the Insider Notes to Greybrook Health, the Company granted Greybrook Health an option to convert up to $1.0 million of the outstanding principal amount of the Insider Notes held by Greybrook Health into Common Shares at a conversion price per share equal to 85.0% of the volume-weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of conversion or, if our Common Shares were not then listed on the TSX, then the offering price of any public offering of Common Shares (if converted in connection with such offering) or otherwise 85.0% of the volume-weighted average trading price of the Common Shares on the Nasdaq for the five trading days immediately preceding the date of conversion (the “Greybrook Conversion Price”), subject to customary anti-dilution adjustments and conversion limitations required by Nasdaq (the “Greybrook Conversion Instrument”). As additional consideration for the purchase of the Insider Notes by Greybrook Health, the Company issued 135,870 common share purchase warrants to Greybrook Health (the “Greybrook Warrants”). Each Greybrook Warrant will be exercisable for one Common Share at an exercise price of $1.84, subject to customary anti-dilution adjustments. The Greybrook Warrants will expire five years from the date of issuance.

Oxford Credit Facility

On December 31, 2020, the Company entered into a credit and security agreement (the “Oxford Credit Agreement”) in respect of a $30 million credit facility (“Oxford Credit Facility”) with Oxford Finance LLC (“Oxford”).

As consideration for providing the Oxford Credit Facility, we issued 51,307 common share purchase warrants (the “Oxford Warrants”), each exercisable for one Common Share at an exercise price of C$11.20 per Common Share, to Oxford. To date, none of the Oxford Warrants have been exercised. The Oxford Warrants will expire on December 31, 2025.

In connection with entering into the Madryn Credit Facility on July 14, 2022, the Company repaid in full the outstanding balance owing under the Oxford Credit Facility and terminated the Oxford Credit Agreement, resulting in a loss on extinguishment of $1,831,917. See “—Madryn Credit Facility” above.

Other Indebtedness

During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. The TMS Device loans were assumed as part of partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain Treatment Center subsidiaries. These TMS Device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or have matured, as applicable, during the years ended or ending December 31, 2019 to December 31, 2023, as the case may be. There are no covenants associated with these loans. The loans related to one of the banking institutions were repaid during the fiscal year ended December 31, 2019 (“Fiscal 2019”).

During Fiscal 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. These TMS Device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain Treatment Center subsidiaries. These TMS Device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and matured during Fiscal 2021. There are no covenants associated with these loans. The loans were repaid during Fiscal 2021.

During the period ended September 30, 2022, the Company assumed loans as part of the Success TMS Acquisition from three separate financing companies for the purchase of TMS Devices. These TMS Device loans bear an average interest rate of 9.3% with average monthly blended interest and capital payments of $1,538 and mature during the years ending December 31, 2023 to December 31, 2025. There are no covenants associated with these loans.

During Fiscal 2022, the Company repaid TMS Device loans totalling $0.1 million (Fiscal 2021: $0.1 million).

During Fiscal 2022, the Company assumed two promissory notes totaling $0.2 million, bearing interest of 5% per annum with a maturity date of December 31, 2025. In addition, on July 14, 2022, in connection with the Success TMS Acquisition the Company assumed the obligation of Success TMS to repay a promissory note to Benjamin Klein, who is a significant shareholder, officer and director of the Company. This promissory note totals $2.1 million, bears interest at a rate of 10% per annum and matures on May 1, 2024. The carrying value of these three promissory notes (collectively, the “Promissory Notes” and each, a “Promissory Note”) as at December 31, 2022 was $2.4 million (December 31, 2021 – nil).

During Fiscal 2022, the Company paid $0.1 million towards these Promissory Notes (Fiscal 2021: nil).

Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2022:

		Less than 1			More than 5
(unaudited)	Total	year	1 – 3 years	3 – 5 years	years
Loans Payable(1)	91,001,486	6,103,264	13,851,419	71,046,803	—
Rental Leases(2)	50,140,870	7,861,698	13,915,953	12,174,639	16,188,580
Device Leases(3)	20,325,733	7,456,626	7,459,655	2,951,559	2,457,893
Total	161,468,089	21,421,588	35,227,027	86,173,001	18,646,473

Notes:

(1)	Loans payable relate to undiscounted cash flows for loans, including the Madryn Credit Facility, TMS Device loans, the Promissory Notes and the Insider Notes as at December 31, 2022, inclusive of principal and interest. We expect to satisfy our loans payable with cash from operations.
(2)	Rental leases relate to the undiscounted cash flows of all future payments for all rental agreements. We expect to satisfy these obligations with cash from operations.
(3)	Device leases relate to the undiscounted cash flows of all future payments for all device agreements. We expect to satisfy these obligations with cash from operations.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet financing transactions.

Related Party Transactions

Greybrook Capital Inc.

During Fiscal 2022, the Company recognized $0.01 million in other corporate, general and administrative expenses (Fiscal 2021: $0.1 million). As at December 31, 2022, nil was included in accounts payable and accrued liabilities related to payables for Greybrook Capital Inc.

In connection with the February 2023 Debt Financing, the Company issued Notes to Greybrook Health and certain other significant shareholders and management members of the Company. In conjunction with the issuance of the Insider Notes to Greybrook Health, the Company granted Greybrook Health the Greybrook Conversion Instrument. As additional consideration for the purchase of the Insider Notes by Greybrook Health, the Company issued the Greybrook Warrants to Greybrook Health. Greybrook Health also participated in the 2023 Private Placement, purchasing 2,272,727 Common Shares for approximately $1.25 million. See “Indebtedness – Additional Financing from Significant Shareholders and Management” and “Key Highlights and recent Developments – 2023 Private Placement” above.

Madryn

On July 14, 2022, the Company entered into the Madryn Credit Facility with Madryn. In connection with the 2023 Debt Financings, the Company entered into amendments to the Madryn Credit Facility, whereby Madryn and its affiliated entities extended the New Loans to the Company. As a result of the New Loans, Madryn has the option to convert an aggregate of approximately $5,546,000 of the outstanding principal amount of the loans outstanding at a conversion price equal to $1.90 per share, resulting in the potential issuance of up to approximately 2.9 million Common Shares, representing approximately 7.2% of the issued and outstanding Common Shares as at April 12, 2023. Madryn also participated in the 2023 Private Placement, purchasing 6,363,636 Common Shares at an aggregate subscription price of approximately $3.5 million. See “Key Highlights and Recent Developments—2023 Private Placement”, “Key Highlights and Recent Developments—Debt Financings” and “Indebtedness – Madryn Credit Facility” for further information.

Benjamin Klein

During Fiscal 2022, the Company recognized $0.01 million in other corporate, general and administrative expenses (Fiscal 2021: nil). As at December 31, 2022, nil was included in accounts payable and accrued liabilities related to payables for Benjamin Klein and entities he owns.

On July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation of Success TMS to repay one Promissory Note to Benjamin Klein, who is a significant shareholder, officer and director of the Company. The Promissory Note totals $2.1 million and bears interest at a rate of 10% per annum and matures on May 1, 2024. The carrying value of this Promissory Note as at December 31, 2022 was $2.1 million (December 31, 2021 – nil). During Fiscal 2022, the Company paid $0.1 million towards this Promissory Note (Fiscal 2021: nil).

Other Agreements with Related Parties

We have also entered into certain customary investor rights and registration rights agreements with certain of our shareholders who have a nominee appointed to our Board. For additional information on these related party agreements, please refer to “Major Shareholders and Related Party Transactions—Major Shareholders—Major Shareholders Voting Right”. See also “—Key Highlights and Recent Developments—Acquisition of Success TMS” above.

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

Macroeconomic Risk

Macroeconomic conditions may adversely affect our business. Demand for our services may be impacted by weak economic conditions, inflation, stagflation, recession, equity market volatility or other negative economic factors in the United States. Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. Accordingly, inflation may have a negative impact on our future results of operations, which may be materially adverse. Further, as recessionary conditions develop, our suppliers and other third-party partners may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our patients’ demands or collect revenue or otherwise could harm our business. Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our patients, suppliers and creditors and might cause us to not be able to continue to access preferred sources of liquidity when we would like, and our borrowing costs could increase. These adverse macroeconomic conditions may also negatively impact patient spending ability, which in turn may negatively impact our revenues. Thus, if general macroeconomic conditions deteriorate, our business and financial results could be materially and adversely affected.

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

Debt Compliance Risk

The terms of the Madryn Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, financial covenants that require the Company to (i) generate consolidated revenues for each 12-month period (on a pro forma basis giving effect to the Success TMS Acquisition), measured quarterly (commencing with the 12 months ending on September 30, 2022), in amounts that (A) for the first, second and third measurement periods, are in line with the historical trailing performance of the Company and Success TMS (taken together as a combined company) but substitute one, two and three quarters, respectively, of historical combined revenues with a portion of the projected combined revenues for those quarters; and (B) for measurement periods thereafter, represent a percentage of the Company’s projected consolidated revenues for such periods, assuming modest growth over time, and is capped at the minimum revenue requirement for the 12 months ending on June 30, 2027, and (ii) maintain minimum liquidity of $3.0 million. We can provide no assurance that we will be able to meet the revenue targets that require us to remain in compliance with the foregoing covenant.

In addition, the Madryn Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness outside of what is permitted under the Madryn Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. On February 21, 2023 and March 20, 2023, the Company received waivers from Madryn with respect to the Company’s non-compliance with the Minimum Liquidity Covenant until March 27, 2023. As of April 12, 2023, following completion of the 2023 Private Placement and the 2023 Debt Financings, the Company has a cash balance of $5.7 million. While the Company is currently in compliance with the Minimum Liquidity Covenant, we can provide no assurance that we will be compliant with it in the future. In addition, on March 31, 2023, the Company failed to comply with the Reporting Requirements under the Madryn Credit Agreement and obtained a waiver from Madryn with respect to such non-compliance. Furthermore, the Neuronetics Note also contains customary affirmative and negative covenants. A failure by us to comply with the covenants specified in the Madryn Credit Agreement or the Neuronetics Note, or obtain a waiver for non-compliance, could result in an event of default under the Madryn Credit Agreement or the Neuronetics Note, as applicable, which would give Madryn or Neuronetics, as applicable, the right to terminate their commitments to provide additional loans under the Madryn Credit Facility and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. If the debt under the Madryn Credit Facility or the Neuronetics Note were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the Neuronetics Note is in default, we will be required to issue the Neuronetics Warrants, which would have the potential to result in substantial dilution.

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

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to changes in interest rates on our cash and long-term debt. As at December 31, 2022, the Madryn Credit Facility bears interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. Pursuant to amendments to the Madryn Credit Facility on February 21, 2023, commencing March 31, 2023, all advances under the Madryn Credit Facility (including the New Loans) will cease to accrue interest using the London Interbank Offered Rate benchmark and instead will accrue interest using the 3-month Term Secured Overnight Financing Rate benchmark plus 0.10%. This same interest rate also applies to the Insider Notes. In addition, all amounts borrowed under the Neuronetics Note will bear interest at a rate equal to the sum of (a) the floating interest rate of daily secured overnight financing rate as administered by the Federal Reserve Bank of New York on its website, plus (b) 7.65%.

For additional information, see Note 19 of our audited consolidated financial statements as of December 31, 2022 and December 31, 2021 and for the three years ended December 31, 2022 for a qualitative and quantitative discussion of our exposure to these market risks.

For a detailed description of risk factors associated with the Company, refer see Item 3.D, “Key Information—Risk Factors” in the Annual Report.

Disclosure Controls & Procedures and Internal Control Over Financial Reporting

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. Management is also responsible for the information relating to be disclosed by the Company is recorded, processed, summarized and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2022. Based on this evaluation, the CEO and the CFO concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were ineffective as a result of a material weakness identified in the Company’s internal control over financial reporting, which is further described below.

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

Based on this evaluation, the CEO and CFO has concluded that, as of December 31, 2022, the Company’s internal controls over financial reporting were ineffective as a result of an identified material weakness.

Material Changes in Internal Controls Over Financial Reporting in Fiscal 2022

In connection with the audit of our annual consolidated financial statements for Fiscal 2022 that were prepared in accordance with IFRS, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), our management identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Due to the forecasting complexities that arose from an evolving operating environment including the announcement of the Restructuring Plan and significant financing transactions throughout the first quarter of Fiscal 2023 and into April 2023, our management identified a material weakness related to the Company not having effectively designed and maintained controls over the effective preparation, review and approval of its impairment analysis.

This control deficiency, which was not pervasive in nature and was isolated in impact, resulted in a material misstatement to the Company’s financial statements identified through the audit, which was corrected by management. The identified error resulted in certain adjustments to the amounts or disclosures isolated to goodwill, intangible assets and impairment loss. This error was corrected prior to the release of the annual consolidated financial statements for the fiscal year ended December 31, 2022.

We intend to implement a remediation plan that involves retaining an external valuation firm to assess and analyze impairment commencing in Fiscal 2023. We will take all measures necessary to address and cure the underlying causes of the material weakness. Once implemented, our remediation plan may not prove to be successful in remediating the material weakness and we do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future.

The CEO and CFO do not expect that internal controls over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions. Nevertheless, management has designed and implemented controls to mitigate this risk to the extent practicable.

Notwithstanding the material weakness described above, management has concluded that the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

Material Changes in Internal Controls Over Financial Reporting in Fiscal 2020

In connection with the audit of our annual consolidated financial statements for Fiscal 2020 that were prepared in accordance with IFRS, and audited in accordance with the standards of the PCAOB, our management identified material weaknesses in our internal control over financial reporting. The Company discovered that, as an “emerging growth company” (as defined in Rule 12b-2 under the U.S. Exchange Act), it did not have the formalized internal control environment necessary to satisfy the accounting and financial reporting requirements, including a lack of documentation of its existing internal control environment. The control breakdown that gave rise to the material audit adjustment to revenue for the estimate for variable consideration identified by the external auditors was inadequate review and scrutiny of judgement involved in the application of IFRS 15, Revenue from Contracts with Customers to changes to variable consideration estimates at December 31, 2020. The material weaknesses that our management identified related to the following:

●	the Company did not have an effective risk assessment process that successfully identified and assessed risks of misstatement to ensure controls were designed and implemented to respond to those risks;
●	the Company did not have an effective monitoring process to assess the consistent operation of internal control over financial reporting and to remediate known control deficiencies; and
●	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These control deficiencies were pervasive in impact and resulted in certain material misstatements to the Company’s financial statements identified through the audit, and which were corrected by management. Identified errors resulted in certain adjustments to the amounts or disclosures which included revenue, share-based compensation, contributed surplus, cash, accounts receivable, accounts payable and accrued liabilities, loans payable, lender warrants, and professional and legal fees. These errors were corrected prior to the release of the annual consolidated financial statements for the fiscal year ended December 31, 2020.

Remediation for Material Weakness in Internal Controls Over Financial Reporting Identified in Fiscal 2020

In light of the aforementioned material weakness identified in Fiscal 2020, the Company developed, undertook and completed a comprehensive remediation plan during Fiscal 2021 that included the following specific remedial actions to improve the Company’s internal controls over financial reporting:

●	implemented a system to manage our internal control over financial reporting processes and procedures;
●	hired additional accounting and finance resources and personnel with expertise in internal control over financial reporting;

●	implemented processes and controls to better identify and manage the consistent operation of internal control over financial reporting and remediate known control deficiencies, including maintaining appropriate segregation of duties;
●	implemented journal entry approval workflow; and
●	retained an international accounting firm to conduct a comprehensive assessment of our internal control over financial reporting processes and procedures and make recommendations for additional improvements to such processes and procedures.

The CEO and CFO do not expect that internal controls over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions. Nevertheless, management has designed and implemented controls to mitigate this risk to the extent practicable.

Notwithstanding the material weakness described above, management has concluded that the Company’s audited consolidated financial statements as at and for the years ended December 31, 2021 and 2020 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

Attestation Report of the Registered Public Accounting Firm

The Company is an “emerging growth company” as defined in Rule 12b-2 under the U.S. Exchange Act, and accordingly is not required to provide an attestation report of the registered public accounting firm for the year ended December 31, 2022.

SHARE INFORMATION

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2022, there were 29,436,545 Common Shares (which includes 2,908,665 Common Shares held in escrow in connection with the Success TMS Acquisition) and nil preferred shares issued and outstanding. In addition, there were 764,667 stock options and 51,307 Oxford Warrants, each representing a right to acquire one Common Share, issued and outstanding; and the Madryn Conversion Instruments issued to Madryn and certain of its affiliates permit such holders to exchange such Madryn Conversion Instruments for up to an aggregate of 2,631,579 Common Shares. As of December 31, 2022, assuming exercise and exchange of all outstanding options, Oxford Warrants and Madryn Conversion Instruments, there would be 32,884,098 Common Shares issued and outstanding on a fully-diluted basis.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company’s Common Shares are listed for trading on the Nasdaq under the symbol “GBNH”.

JOBS Act

As a company with less than $1.07 billion in revenue during the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”). An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion;
●	the last day of our fiscal year following the fifth anniversary of the completion of an initial public offering;
●	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

●	the date on which we are deemed to be a “large accelerated filer” under the U.S. Exchange Act, which would occur if the market value of our Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

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

We conduct no research and development activities. Our Treatment Centers are used from time to time by our third-party collaborators as sites for clinical trials conducted by them.

D.	Trend Information

See Item 5.A “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results” and Item 4.B “Information on the Company—Business Overview”.

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

Revenue Recognition

Due to the nature of the industry and complexity of our revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, we use significant judgement and considers various factors including, but not limited to, the following:

●	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual Treatment provider;
●	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;
●	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;
●	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;
●	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and
●	variation in coverage for similar services among various payors and various payor benefit plans.

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

Business Combinations

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

Accounts Receivable

We consider a default to be a change in circumstances that results in the payor no longer having the ability and intent to pay. In these circumstances, a write-off of the related accounts receivable balance to bad debt would be recognized.

In estimating the collectability of its accounts receivable, we consider macroeconomic factors in assessing accounts receivable. Such factors would need to be significant to affect the ability and intent of our payors given their size and stature. No such factors were identified as at December 31, 2022, or the comparative period, and therefore no bad debt was recognized.

Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that a non-financial asset may be impaired. If any indication exists, the Company estimates the recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use.

Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Costs of disposal are incremental costs directly attributable to the disposal of an asset and related income tax expense.

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

See Note 7 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022 for a summary on the Company’s analysis regarding impairment of non-financial assets.

Changes in Significant Accounting Policies

Other than as described herein, there are no recent accounting pronouncements that are applicable to the Company or that are expected to have a significant impact on the Company.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
1.	Directors

Set out below is information with respect to our directors. Our directors are elected by our shareholders at each annual general meeting.

Name	Age	Independent?	Board Committees
Brian P. Burke	67	Yes	Compensation Committee; Governance and Nominating Committee
Colleen Campbell	65	Yes	Audit Committee
Sasha Cucuz(1)	45	No	None
Adrienne Graves, Ph.D.	69	Yes	Audit Committee; Governance and Nominating Committee
Robert Higgins(3)	40	Yes	None
Benjamin Klein(2)	50	No	None
Bill Leonard	58	No	None
Adele C. Oliva(4)	57	Yes	Compensation Committee; Governance and Nominating Committee
Frank Tworecke	76	Yes	Audit Committee; Compensation Committee
Elias Vamvakas	64	No	None
(1)	Mr. Cucuz became a director as a result of our historical relationship with Greybrook Health. In addition, Mr. Cucuz is Greybrook Health’s board nominee pursuant to the 2021 Investor Rights Agreement. Mr. Cucuz is considered a non-independent director as a result of the fact that he serves on the board of directors of Greybrook Health, a significant shareholder of the Company, and is an employee of Greybrook Securities (see Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Fiscal 2021 Highlights—2021 Private Placement” above and Item 10.C “Material Contracts” below).
(2)	Mr. Klein was appointed as a director pursuant to the board nomination rights set forth in the Klein Investor Rights Agreement (see Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights—Acquisition of Success TMS”). Mr. Klein is considered a non-independent director as a result of the fact that he is our Chief Operating Officer and is a significant shareholder of the Company.
(3)	Mr. Higgins was appointed as a director pursuant the board nomination rights set forth in the 2021 Investor Rights Agreement (see Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Fiscal 2021 Highlights—2021 Private Placement” above and Item 10.C “Material Contracts” below).
(4)	Ms. Oliva was appointed to the board in connection with the 2019 Equity Offerings. In addition, Ms. Oliva is 1315 Capital’s board nominee pursuant to the 2021 Investor Rights Agreement (see Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Fiscal 2021 Highlights—2021 Private Placement” above and Item 10.C “Material Contracts” below).

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

Sasha Cucuz – Mr. Cucuz is currently the chief executive officer of Greybrook Securities Inc. (“Greybrook Securities”), a Toronto-based corporate finance and investment banking firm, a position he has held since 2005. As the chief executive officer of Greybrook Securities, Mr. Cucuz is responsible for co-managing the firm’s operation and investment strategy. Together with his partners, Mr. Cucuz has played a significant role in growing Greybrook Securities’ real estate investment portfolio to include over 100 multi-family and residential development projects, representing over $30 billion worth of estimated completion value. Mr. Cucuz also serves as the Co-chair of Greybrook Securities’ Investment and Project Advisory Committees where he is part of the team responsible for approving new acquisitions and overseeing existing limited partnerships. As the former chief executive officer of Greybrook Health, Mr. Cucuz has been involved in several key transactions throughout the Greybrook Health portfolio including the acquisition of MacuHealth, LLC and Bruder Healthcare Inc. and financings for portfolio companies including TearLab Inc. In addition to being a member of the Board of Greenbrook, Mr. Cucuz is also a Director of Greysprings Apartments and Delos Canada. In January 2022, Mr. Cucuz was appointed to the advisory board of Northland Properties, Canada’s largest privately-owned hospitality company which owns well-established brands such as Moxie’s restaurants, Sandman Hotels and the National Hockey League’s Dallas Stars. Charitably, Mr. Cucuz serves on the boards of the Greybrook Foundation and the Blu Genes Foundation. Mr. Cucuz holds a Bachelor of Arts degree in economics from York University.

Adrienne Graves, Ph.D. – Dr. Graves is a neuroscientist by training and a global leader in the pharmaceutical and medical device industries. Dr. Graves held multiple positions at Santen Inc., the U.S. subsidiary of a 130-year-old Japanese pharmaceutical company, over a 15 year period, including as the president and chief executive officer from 2002 to 2010. In this role, Dr. Graves successfully established Santen Inc.’s strong global presence, brought multiple products through preclinical and clinical development to approval and commercialization, gained global clinical development and regulatory experience and led global teams through successful acquisitions and partnerships. Prior to joining Santen Inc., Dr. Graves spent 9 years at Alcon Laboratories, Inc., beginning in 1986 as a Senior Scientist, where she progressed through various roles including director of international ophthalmology. Dr. Graves currently serves as an independent director on the boards of Akorn Inc., Nicox S.A., Surface Pharmaceuticals Inc., and Oxurion Corporation. She previously held board positions at Encore Vision (2011 - 2017; acquired by Novartis AG), Envisia Therapeutics (2014 - 2017; assets acquired by Aerie Pharmaceuticals Inc.), TearLab Corporation (2005 - 2018) and Aerpio Therapeutics (2012 - 2017). Dr. Graves also serves on the boards of the following foundations: American Society of Cataract and Refractive Surgery (ASCRS) Foundation, Glaucoma Research Foundation, American Academy of Ophthalmology Foundation (Emeritus), Retina Global, Himalayan Cataract Project, and the Foundation Fighting Blindness Retinal Degeneration Fund. Dr. Graves holds a Bachelor of Arts degree in psychology with honors from Brown University, a Ph.D. in psychobiology from the University of Michigan, and completed a postdoctoral fellowship in visual neuroscience at the University of Paris.

Benjamin Klein – Mr. Klein has been a leader in the healthcare world for over twenty years. He began his career in the long-term care field, expanded into DME, institutional pharmacies and home health care. After much success in this area Mr. Klein then transitioned into the behavioral health space, recognizing an acute need for quality mental health providers in the addiction arena. Mr. Klein then founded an inpatient facility for active military personnel suffering from PostTraumatic Stress (“PTS”) offering cutting-edge treatments such as TMS. Building on the effectiveness of TMS with his long-term patients, Mr. Klein founded Success TMS which offers stand-alone Treatment Centers treating depression, anxiety, OCD & PTS through a medication free FDA approved treatment focusing on brainwave stimulation.

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

Frank Tworecke – Mr. Tworecke has more than 35 years of experience in leading major retail and apparel companies. Prior to his retirement in December 2012, Mr. Tworecke acted as group president of Sportswear of Warnaco Group Inc. from May 2004 to December 2011 where he was responsible for the global business units of Calvin Klein Jeans®, Calvin Klein® Underwear and Chaps® sportswear. Prior to this role, Mr. Tworecke served as the president of Cignal Division at Merry-Go-Round Enterprises, Inc., president and chief executive officer of Bon-Ton Stores Inc. and chief operating officer of Jos. A. Bank Clothiers. Mr. Tworecke also served in senior management positions with other apparel companies including MGR Inc., Federated Department Stores, John Wanamaker’s and Lord & Taylor. Mr. Tworecke also served on the boards of directors of Cherokee Inc., Hampshire Group Limited and Sinai Hospital of Baltimore and now serves as a member of the board of directors of Advisors of Grafton Fraser Inc. Mr. Tworecke holds a Bachelor of Science degree from Cornell University and a Master of Business Administration degree from Syracuse University. Mr. Tworecke was also a member of the Business Advisory Council of the Department of Applied Economics and Management at Cornell University.

Elias Vamvakas – Mr. Vamvakas is the Chairman of the Board, a position he has held since February 2018. Mr. Vamvakas is currently the founder, chairman and chief executive officer of Greybrook Capital Inc., a private equity firm focused on healthcare and real estate, a position he has held since 2007, and the Chairman of The Caldwell Partners International Inc., a position he has held since July 2019. Mr. Vamvakas was previously the chairman of TearLab Corporation, a position he held until July 2020. Prior to founding Greybrook Capital, Mr. Vamvakas co-founded TLC where he served as president and chief executive officer from 1994 to 2004. During this period, Mr. Vamvakas built TLC into the largest eye care service provider organization in North America with revenues of more than $300 million and TLC’s stock appreciating well over $1 billion. Mr. Vamvakas holds a Bachelor of Science degree from the University of Toronto.

2.	Senior Management

Set out below is information with respect to our senior management. Our officers serve for an indefinite term, subject to the terms of their employment agreements (if any).

Name	Age	Position	Date Appointed
Bill Leonard	58	President and Chief Executive Officer	November 2011
Erns Loubser	38	Chief Financial Officer and Treasurer	February 2018
Benjamin Klein	50	Chief Operating Officer	July 2022
Geoffrey Grammer	52	Chief Medical Officer	July 2017

Senior Management Biographies

Bill Leonard – President and Chief Executive Officer – see “Directors” above.

Erns Loubser – Chief Financial Officer and Treasurer – Mr. Loubser is the Chief Financial Officer and Treasurer of the Company, a position to which he was appointed in February 2018. Mr. Loubser joined TMS US as vice president of finance in 2015, where he managed the Company’s finance function and provided strategic financial leadership for expansion and funding initiatives. Prior to joining TMS US, Mr. Loubser worked for Deloitte LLP’s Financial Services Group from 2008 to 2011 where he led assurance and financial advisory teams. He later joined Stellar Capital Partners, where he ultimately served as associate director of investment banking and chief financial officer of certain portfolio companies from 2011 to 2014. Most recently, Mr. Loubser was part of British Telecom’s management consulting team in the United Kingdom from 2014 to 2015. Mr. Loubser holds a bachelor of commerce degree with a post-graduate specialization in accounting and finance from the University of Cape Town in South Africa. He is a CFA charter holder, a chartered accountant and a Chartered Professional Accountant (CPA, Ontario, Canada).

Benjamin Klein – Chief Operating Officer – see “Directors” above.

Geoffrey Grammer – Chief Medical Officer – Col. (U.S. Army, Ret.) Geoffrey Grammer, M.D., serves as Chief Medical Officer of Greenbrook, where he sets and implements clinical policies, protocols, and training for all of our Treatment Centers. A highly-decorated military physician who holds both a Bronze Star and the Legion of Merit Award, Dr. Grammer served in a broad range of clinical and organizational leadership positions in the Army, including two deployments to Iraq, first as Medical Director for the 785th Combat Stress Control Company and later as a psychiatrist at the Combat Support Hospital at Contingency Operating Base Speicher. He also deployed to Afghanistan as a psychiatrist at the Combat Support Hospital in Bagram. In addition to those deployments, Dr. Grammer served as Chief of Inpatient Psychiatric Services at Walter Reed National Military Medical Center, where he launched one of the nation’s first TMS therapy programs. A globally-respected researcher and thought leader, Dr. Grammer also served as Department Chief of Research at the National Intrepid Center of Excellence, a Department of Defense organization specializing in treatment-resistant psychological health and traumatic brain injury conditions in active duty service members, and later as National Director for the Defense and Veterans Brain Injury Center. He is published in numerous peer-reviewed journals and has authored several book chapters. Dr. Grammer graduated from Virginia Polytechnic Institute with a Bachelor of Science degree in Biology and earned his Doctor of Medicine from the Uniformed Services University in Bethesda, Maryland. He holds board certifications in Psychiatry and Geriatric Psychiatry.

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

We offer our executive officers cash compensation in the form of base salary and a discretionary annual bonus, and occasionally equity-based compensation in the form of stock options (“Options”), restricted share units (“RSUs”) and performance share units (“PSUs” and, collectively with the RSUs, “Share-Based Awards” and, collectively with Options, “Awards”) under the Equity Incentive Plan (as defined below). We believe that executives who have significant equity investment in the Company, whether in the form of Common Shares or equity-based compensation awards, will be motivated to achieve our strategic business and financial objectives, and it also aligns their interests with the long-term interests of our shareholders.

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

For purposes of our executive compensation disclosures in this Annual Report, with the exception of Benjamin Klein, our Chief Operating Officer, each member of our senior management listed in Item 6.A.2, “Senior Management” is a “named executive officer” (within the meaning of Canadian securities laws), together with Euphia Smith and Diana Shi, who acted as our Chief Marketing Officer and Senior Vice President of Operations, respectively, during 2022 and left the Company in December 2022 and August 2022, respectively (collectively, our “NEOs” and each, an “NEO”).

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

For example, working with Mercer (Canada) Inc. (“Mercer”), an independent compensation consultant in late Fiscal 2020, the Compensation Committee adopted certain changes to our executive compensation structure, effective for Fiscal 2021. In particular, Mercer worked with the Compensation Committee to assist it in establishing a framework for executive officer compensation that was in-line with market comparables and with a total direct compensation package (that is, base salary and incentive compensation) at target in the range of median compensation for a selected peer group. For those purposes, the Compensation Committee selected a peer group from relevant industries in North America, including from the healthcare services, healthcare facilities and healthcare equipment sectors, and then narrowed the resultant list based on quantitative and qualitative factors. Those factors included whether a company is based in the United States or has primary operations in the United States and the relative size of the company compared to Greenbrook. The final peer group used for assessing compensation levels (the “Compensation Peer Group”) is comprised of the following 11 entities: Star Equity Holdings, Inc., CRH Medical Corporation, Enzo Biochem, Inc., Protech Home Medical Corp., OnTrack, Inc., The Joint Corp., Novation Companies, Inc., Neuronetics, Sunllink Health Systems, Inc., BrainsWay Ltd. And IMAC Holdings Inc.

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

Discretionary Annual Bonuses

The Board believes that its ability to exercise discretion and judgment is critical to ensuring that annual bonuses reflect the assessment of risk in the decisions and actions taken by our executive team and consider unexpected circumstances or events that have occurred during the year. In determining annual bonus amounts, the Board reviews each NEO’s performance over the year, including how their decisions and actions align with the Company’s long-term strategy and how they considered the risks associated with such decisions, along with the Company’s performance over the year. The discretionary annual bonus, if any, typically represents less than 50% of an NEO’s total compensation. No NEOs have a contractual right to a bonus in respect of Fiscal 2022. The annual bonuses for each NEO in Fiscal 2022 have not yet been determined.

Long-Term Incentive Plans

Amended and Restated Omnibus Equity Incentive Plan

In 2018, we established the stock option plan of the Company, which was amended and restated by our Board on May 24, 2019 (and approved by our shareholders on June 28, 2019) (as amended and restated, the “Stock Option Plan”).

In 2021, the Stock Option Plan was further amended and restated by our Board on May 6, 2021 (and approved by our shareholders on June 14, 2021) and is now referred to as the Amended and Restated Omnibus Equity Incentive Plan (the “Equity Incentive Plan”). The amendments were made by our Board to (a) permit the grant of Share-Based Awards under the Equity Incentive Plan, (b) set limitations on employee post-employment entitlements that might arise pursuant to statute or the common law, (c) update the non-employee director participation limits to account for RSUs and PSUs, (d) update the amendment provisions that do not require shareholder approval to account for RSUs and PSUs, (e) update the amendment provisions that do require shareholder approval to account for RSUs and PSUs and to meet the requirements of the TSX, (f) include a clawback provision, (g) qualify for favorable treatment under applicable tax laws, and (h) make other changes of a housekeeping nature. The Equity Incentive Plan, as amended and restated on May 6, 2021, applies to all Awards granted on or after May 6, 2021. No changes were made to the Equity Incentive Plan in Fiscal 2022.

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

As at December 31, 2022, 803,314 Awards have been granted under the Equity Incentive Plan, representing approximately 2.7% of the issued and outstanding Common Shares as of that date. As of December 31, 2022, 2,140,340 Awards remain available for future issuance under the Equity Incentive Plan, representing approximately 7.3% of the issued and outstanding Common Shares as of December 31, 2022.

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

Options

The terms and conditions of grants of Options, including the quantity, grant date, exercise price, vesting conditions and other terms and conditions will be set out in the participant’s grant agreement. The exercise price for Options will be determined by our Board, which may not be less than the fair market value of a Common Share (being the closing price of a Common Share on the TSX for Canadian resident participants or on the Nasdaq for U.S. resident participants on the applicable date (the “Fair Market Value”) on the date the Option is granted. Options will vest in accordance with the vesting schedule established on the grant date, which historically has been as to one-third on each of the first three anniversaries of the grant date.

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

Amendment or Termination

Our Board may amend or suspend any provision of the Equity Incentive Plan or any Award, or terminate the Equity Incentive Plan, at any time without approval of shareholders, subject to those provisions of applicable law and the rules, regulations and policies of the Nasdaq, if any, that require the approval of shareholders or any governmental or regulatory body. However, except as set forth in the Equity Incentive Plan or as required pursuant to applicable law or to qualify for any intended tax treatment, no action of the Board or shareholders may materially adversely alter or impair the rights of a participant under any Award previously granted to the participant without the consent of the affected participant.

Our Board is permitted to make certain amendments to the Equity Incentive Plan or to any Award outstanding thereunder without seeking shareholder approval, including but not limited to, housekeeping amendments or amendments of an administrative nature, amendments to comply with applicable law or stock exchange rules, amendments necessary for Awards to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the plan or any Award, amendments to include or modify a cashless exercise feature, amendments to the termination or early termination provisions of the Equity Incentive Plan or any Award, and amendments necessary to suspend or terminate the Equity Incentive Plan. However, only the following types of amendments will not be able to be made without obtaining shareholder approval:

●	increasing the number of Common Shares reserved for issuance under the Equity Incentive Plan;
●	increasing the length of the period after a blackout period during which Options may be exercised;

●	any amendment that would result in the exercise price for any Option being lower than the Fair Market Value on the applicable date of grant;
●	permitting the introduction or reintroduction of non-employee directors as eligible recipients of Awards on a discretionary basis or increasing the limits previously imposed on non-employee director participation;
●	removing or exceeding the insider participation limit;
●	reducing the exercise price of an Option or allowing for the cancellation and reissuance of an Option, which would be considered a repricing, in each case, except pursuant to a change of control or an Adjustment Event;
●	extending the expiry date of an Option, except for an automatic extension of an Option that expires during a blackout period;
●	permitting awards to be transferred or assigned other than for normal estate settlement purposes;
●	amending the amendment provision under the Equity Incentive Plan which has the effect of deleting or reducing the range of amendments which required shareholder approval; or
●	amendments required to be approved by shareholders under applicable law or the rules, regulations and policies of the Nasdaq, as applicable.

Assignment

Except as required by law or in the event of death or disability of the participant, the rights of a participant under the Equity Incentive Plan are not transferable or assignable.

Burn Rate

The following table provides the number of Awards granted under the Equity Incentive Plan for Fiscal 2022, Fiscal 2021 and Fiscal 2020, expressed as a percentage of the weighted average number of Common Shares outstanding during the applicable fiscal year (“Burn Rate”). All figures in the below table are shown on a post-Share Consolidation basis.

		WEIGHTED AVERAGE NUMBER OF
FISCAL YEAR	NUMBER OF AWARDS GRANTED	COMMON SHARES OUTSTANDING	BURN RATE
Fiscal 2022	Nil	23,235,655	Nil %
Fiscal 2021	225,147	15,423,870	1.46%
Fiscal 2020	159,500	12,799,876	1.25%

Benefit Plans

We provide some of our executive officers with disability, health and dental insurance programs on a comparable basis as other employees of the Company. We offer these benefits consistent with local market practice.

Perquisites

We do not offer significant perquisites as part of our compensation program.

Pension Plan Benefits

Dr. Grammer participates in, and prior to their departures from the Company in 2022, Ms. Shi and Ms. Smith participated, in the Company’s 401(k) plan made available to its U.S. employees. The Company provides an employer safe harbor matching contribution equal to 100% of a participant’s salary deferrals under the plan up to the first 1% of plan eligible compensation, plus 50% of a participant’s salary deferrals under the plan up to the next 5% of plan eligible compensation, subject to the limits imposed by the Internal Revenue Service. Other than the 401(k) plan, the Company does not have any pension plans that provide for payments of benefits at, following or in connection with, retirement or provide for retirement or deferred compensation plans for the NEOs or directors.

Defined Contribution Plan Table

	ACCUMULATED		ACCUMULATED
	VALUE AT		VALUE AT YEAR-
NAME AND PRINCIPAL POSITION	START OF YEAR	COMPENSATORY	END(3)
Geoffrey Grammer, Chief Medical Officer	$25,338	$10,281	$35,619
Diana Shi, Former Senior Vice President of Operations (1)	$7,481	$11,965	$19,446
Euphia Smith, Former Chief Marketing Officer (2)	$15,006	$11,173	$26,179

Notes:

(1)	Ms. Smith left the Company effective August 2022.
(2)	Ms. Shi left the Company effective December 2022.
(3)	As at December 31, 2022.

Termination and Change of Control Benefits

For a summary of the termination and change of control benefits provided under the Equity Incentive Plan, please refer to “—Components of Compensation – Long-Term Incentives”. Except as described below, the Company has not entered into contractual termination, post-termination or change of control arrangements with any of its NEOs.

TMS NeuroHealth Centers Services, LLC, a subsidiary of the Company (“TMS Services US”), has entered into an employment agreement with Mr. Leonard that provides for contractual termination entitlements. In connection with Mr. Leonard’s termination by TMS Services US on a without cause basis or his resignation with good reason, Mr. Leonard is entitled to his accrued base salary and paid time off through the termination date, a pro-rated annual bonus payment based on his service to the termination date, and subject to Mr. Leonard’s execution of a general release of claims in favor of TMS Services US and its affiliates, continued payment of his base salary for a period of 18 months following the termination date. If Mr. Leonard was terminated on a without cause basis or resigned with good reason on December 31, 2022, he would have been entitled to his accrued base salary, paid time off and annual bonus and a severance payment equal to $712,500. Mr. Leonard would not have received any incremental payments or benefits in respect of his Awards outstanding under the Equity Incentive Plan in connection with such events.

Mr. Leonard is subject to a customary confidentiality covenant and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. Leonard’s employment and for eighteen months thereafter.

Ms. Smith departed Greenbrook effective December 2022. In connection with her departure, Ms. Smith received a severance payment in the amount of $137,958. The Company paid $17,000 of Ms. Smith’s severance payment and the balance was paid by the Company’s insurance provider. Ms. Smith was not entitled to receive any incremental payments or benefits in respect of her Awards outstanding under the Equity Incentive Plan in connection with her departure.

Ms. Smith’s employment agreement and settlement relating to her departure contained customary confidentiality covenant and certain restrictive covenants that will continue to apply following her departure, including non-competition and non-solicitation provisions which are in effect for the two years following Ms. Smith’s departure.

Securities Authorized for Issuance Under Equity Compensation Plans

WEIGHTED-AVERAGE
	NUMBER OF SECURITIES TO BE	EXERCISE PRICE OF
	ISSUED UPON EXERCISE OF	OUTSTANDING OPTIONS,	NUMBER OF SECURITIES
	OUTSTANDING OPTIONS,	WARRANTS AND	REMAINING AVAILABLE FOR
PLAN CATEGORY	WARRANTS AND RIGHTS(1)	RIGHTS(1)	FUTURE ISSUANCE(1)
Equity compensation plans previously approved by our shareholders	764,667	$8.15	2,178,987
Equity compensation plans not previously approved by our shareholders	N/A	N/A	N/A
Total	764,667	$8.15	2,178,987

Note:

(1)	As at December 31, 2022.

Summary Compensation Table

The table below shows the compensation paid to the NEOs in respect of the Company’s three most recently completed financial years.

					NON-EQUITY INCENTIVE
					PLAN COMPENSATION
						LONG-
			SHARE-	OPTION-	ANNUAL	TERM
NAME AND PRINCIPAL			BASED	BASED	INCENTIVE	INCENTIVE	PENSION	ALL OTHER	TOTAL
POSITION	YEAR	SALARY	AWARDS(1)	AWARDS(2)	PLANS(3)	PLANS	VALUE(4)	COMPENSATION	COMPENSATION
Bill Leonard	2022	$468,750	$—	—	—	—	—	—	$468,750
President & Chief Executive Officer	2021	$450,000	$97,853	—	285,000	—	—	—	$832,853
	2020	$375,000	—	$55,000	$275,000	—	—	—	$705,000
Erns Loubser	2022	$315,000	—	$—	—	—	—	—	$315,000
Chief Financial Officer	2021	$300,000	—	$86,355	104,000	—	—	—	$490,355
	2020	$290,000	—	$82,500	$100,000	—	—	—	$472,500
Geoffrey Grammer	2022	$293,750	—	—	—	—	10,281	—	$304,031
Chief Medical Officer	2021	$275,000	—	103,626	—	—	9,624	—	$388,250
	2020	237,500	—	110,000	—	—	8,313	—	355,813
Diana Shi(6)	2022	$273,967	—	$—	—	—	$11,965	—	$285,932
Former Senior Vice President of Operations	2021	$255,708	—	172,710	91,700	—	7,481	—	527,599
	2020	—	—	—	—	—	—	—	—
Euphia Smith(7)	2022	$234,231	—	$—	—	—	11,173	—	$245,404
Former Chief Marketing Officer	2021	$225,000	—	$86,355	$85,000	—	11,025	—	$407,380
	2020	$210,000	—	22,000	$90,000	—	3,981	—	$325,981

Notes:

(1)	The value of the PSUs is calculated based on the closing price of the Common Shares on the Nasdaq on the applicable date of grant (assuming target performance).

(2)	Reflects the grant date fair value of Options that were granted in Fiscal 2020, Fiscal 2021 and Fiscal 2022, as applicable, determined in accordance with the Black-Scholes valuation model, using the following key assumptions:

			RISK
	EXPECTED		FREE	EXPECTED
	LIFE	EXPECTED	INTEREST	DIVIDEND	FORFEITURE
GRANT DATE	(YEARS)	VOLATILITY	RATE	YIELD	RATE
February 3, 2020	10	46.12%	2.02%	0.00%	0.00%
February 17, 2021	10	46.36%	1.11%	0.00%	4.39%

(3)	Amounts reflect annual bonuses that were paid to NEOs in respect of Fiscal 2020 and Fiscal 2021. Annual bonuses have not been determined for Fiscal 2022.
(4)	Reflects contributions made by the Company to Dr. Grammer, Ms. Shi’s and Ms. Smith’s 401(k) plan.
(5)	None of the NEOs are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.
(6)	Ms. Shi left the Company effective August 2022. Amounts provided under the “All Other Compensation” column for Fiscal 2022 reflect Ms. Shi’s severance and benefit entitlements payable in connection with her departure. Ms. Shi joined the Company on February 8, 2021. Accordingly, Ms. Shi’s compensation for Fiscal 2021 in the above table reflects Ms. Shi’s compensation from February 8, 2021 to December 31, 2021.
(7)	Ms. Smith left the Company effective December 2022. Amounts provided under the “All Other Compensation” column for Fiscal 2022 reflect Ms. Smith’s severance and benefit entitlements payable in connection with her departure. See “Termination and Change of Control Benefits” above.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information on the outstanding Share-Based Awards and option-based awards held by each of our NEOs as of December 31, 2022.

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
							MARKET OR
						MARKET OR	PAYOUT
						PAYOUT	VALUE OF
	NUMBER				NUMBER OF	VALUE OF	VESTED
	OF			VALUE OF	SHARES OR	SHARE-	SHARE-
	SECURITIES			UNEXERCISED	UNITS OF	BASED	BASED
	UNDERLYING	OPTION	OPTION	IN-THE-	SHARES	AWARDS	AWARDS
	UNEXERCISED	EXERCISE	EXPIRATION	MONEY	THAT HAVE	THAT HAVE	PAID-OUT OR
NAME AND PRINCIPAL POSITION	OPTIONS	PRICE(1)	DATE	OPTIONS(2)	NOT VESTED	NOT VESTED(3)	DISTRIBUTED
Bill Leonard(4)
President & Chief Executive Officer	10,000	$9.89	February 3, 2030	$—	—	44,753	—
Erns Loubser(5)	10,000	$5.00	March 31, 2025	$—	—	—	—
Chief Financial Officer and Treasurer	5,000	$5.00	March 31, 2026	$—	—	—	—
	135,000	$5.00	March 31, 2027	$—	—	—	—
	15,000	$9.89	February 3, 2030	$—	—	—	—
	10,000	$15.08	February 17, 2031	$—	3,333	—	—
Geoffrey Grammer(6)	40,000	$5.00	March 31, 2025	$—	—	—	—
Chief Medical Officer	5,000	$5.00	March 31, 2026	$—	—	—	—
	2,000	$5.00	March 31, 2027	$—	—	—	—
	20,000	$9.89	February 3, 2030	$—	—	—	—
	12,000	$15.08	February 17, 2031	$—	4,000	—	—
Diana Shi(7)
Former Senior Vice President of Operations	20,000	$15.08	February 17, 2031	$—	—	—	—
Euphia Smith(8)	12,000	$13.53	May 9, 2029	$—	—	—	—
Former Chief Marketing Officer	4,000	$9.89	February 3, 2030	$—	—	—	—
	10,000	$15.08	February 17, 2031	$—	—	—	—

Notes:

(1)	The exercise price of the options granted on May 9, 2019, February 3, 2020, and February 17, 2021 were C$17.15, C$13.40 and C$20.43, respectively. All remaining options grants in the table above have an exercise price in U.S dollars.

(2)	The value of unexercised in-the-money Options is calculated based on the closing price per Common Share of C$2.98 on December 31, 2022, the last trading day of Fiscal 2022. The exchange rate used was the rate at December 31, 2022 of C$1.00 = $0.7383.
(3)	The value of the PSUs is calculated based on the closing price of the Common Shares on the TSX on December 31, 2022 (assuming target performance).
(4)	Mr. Leonard was granted 10,000 Options on February 3, 2020, which are fully vested, and are subject to the terms of the Equity Incentive Plan.
(5)	Mr. Loubser was granted 10,000 Options on March 31, 2015, which are fully vested; 5,000 Options on March 31, 2016, which are fully vested; 135,000 Options on March 31, 2017, which are fully vested; 15,000 Options on February 3, 2020, which are fully vested; and 10,000 Options on February 17, 2021, which vest as to one-third on March 31, 2021, March 31, 2022 and March 31, 2023 and are subject to the terms of the Equity Incentive Plan.
(6)	Dr. Grammer was granted 40,000 Options on March 31, 2015, which are fully vested; 5,000 Options on March 31, 2016, which are fully vested; 2,000 Options on March 31, 2017, which are fully vested; 20,000 Options on February 3, 2020, which are fully vested; and 12,000 Options on February 17, 2021, which vest as to one-third on March 31, 2021, March 31, 2022 and March 31, 2023 and are subject to the terms of the Equity Incentive Plan.
(7)	Ms. Shi was granted 20,000 Options on February 17, 2021, which vest as to one-third on March 31, 2021, March 31, 2022 and March 31, 2023 and are subject to the terms of the Equity Incentive Plan. Ms. Shi left the Company effective August 2022.
(8)	Ms. Smith was granted 12,000 Options on May 9, 2019, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022; 4,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022; and 10,000 Options on February 17, 2021, which vest as to one-third on March 31, 2021, March 31, 2022 and March 31, 2023 and are subject to the terms of the Equity Incentive Plan. Ms. Smith left the Company effective December 2022.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of our NEOs, the value of the Option-based awards and Share-Based Awards vested in accordance with their terms during Fiscal 2022.

NON-EQUITY
INCENTIVE PLAN
COMPENSATION –
	OPTION-BASED AWARDS –	SHARE-BASED AWARDS –	VALUE EARNED
	VALUE VESTED OR EARNED	VALUE VESTED OR EARNED	DURING THE
NAME AND PRINCIPAL POSITION	DURING THE YEAR(1)	DURING THE YEAR	YEAR(2)
Bill Leonard	$—	$—	$—
President & Chief Executive Officer
Erns Loubser	$—	$—	$—
Chief Financial Officer and Treasurer
Geoffrey Grammer	$—	$—	$—
Chief Medical Officer
Diana Shi(3)	$—	$—	$—
Former Senior Vice President of Operations
Euphia Smith(4)	$—	$—	$—
Former Chief Marketing Officer

Notes:

(1)	Includes time vesting Options that vested during the fiscal year. The value of time vesting Options vested during the fiscal year is calculated based on the closing price of the Common Shares on the TSX on the applicable vesting date.
(2)	The annual bonuses have not been determined in respect of Fiscal 2022.
(3)	Ms. Shi left the Company effective August 2022.
(4)	Ms. Smith left the Company effective December 2022.

2.	Director Compensation

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

Director Fees

Our Board, on the recommendation of the Compensation Committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements. Working with Mercer during Fiscal 2020, the Compensation Committee adopted changes to our director compensation framework effective commencing in Fiscal 2021. In particular, Mercer worked with the Compensation Committee to assist it in establishing a framework for director compensation that was in-line with market comparables and with a total director compensation package at target in the range of median compensation for a selected peer group.

In consideration for serving on our Board, each director (other than Excluded Directors) was entitled to be compensated during Fiscal 2022 as indicated below:

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

Director Compensation Table

The following table sets out the compensation that was earned by, paid to, or awarded to directors (other than Excluded Directors) during Fiscal 2022 under the compensation arrangements described above. Mr. Leonard and Mr. Klein do not receive any compensation for serving as directors of Greenbrook.

NAME	CASH		DSUS(1)		TOTAL(2)
Brian P. Burke		$10,000		$80,000	$90,000
Colleen Campbell		$15,000		$80,000	$95,000
Sasha Cucuz	$	Nil		$80,000	$80,000
Adrienne Graves		$50,000		$40,000	$90,000
Robert Higgins		$40,000		$40,000	$80,000
Adele C. Oliva	$	Nil		$80,000	$80,000
Frank Tworecke	$	Nil		$80,000	$80,000
Elias Vamvakas	$	Nil		$100,000	$100,000
			$	Total:	$695,000

Notes:

(1)	The value of the DSUs is calculated based on the closing price of the Common Shares on the TSX on the applicable date of grant.
(2)	There we no share-based awards, Option-based awards, non-equity incentive plan compensation, or any other compensation paid to the directors.

Outstanding Option-Based Awards

The following table sets out information on the outstanding Options held by each of our directors (other than Excluded Directors) as of December 31, 2022. The Company has not issued any RSUs under the Equity Incentive Plan as of December 31, 2022.

	OPTION-BASED AWARDS
	NUMBER OF SECURITIES
	UNDERLYING	OPTION EXERCISE	OPTION EXPIRATION	VALUE OF UNEXERCISED
NAME	UNEXERCISED OPTIONS	PRICE(1)	DATE	IN-THE-MONEY OPTIONS(2)
Brian P. Burke	6,000	$10.00	October 3, 2028	$—
	6,000	$9.89	February 3, 2030	$—
Colleen Campbell	6,000	$10.00	October 3, 2028	$—
	6,000	$9.89	February 3, 2030	$—
Sasha Cucuz	5,000	$10.00	October 3, 2028	$—
	5,000	$9.89	February 3, 2030	$—
Adrienne Graves	5,000	$10.00	October 3, 2028	$—
	5,000	$9.89	February 3, 2030	$—
Robert Higgins	—	$—	—	$—

Adele C. Oliva	5,000	$9.89	February 3, 2030	$—

Frank Tworecke	5,000	$10.00	October 3, 2028	$—
	5,000	$9.89	February 3, 2030	$—
Elias Vamvakas	10,000	$10.00	October 3, 2028	$—
	10,000	$9.89	February 3, 2030	$—

Notes:

(1)	The exercise price of the Options granted on February 3, 2020 was C$13.40. All remaining Option grants in the table above have an exercise price in U.S dollars.
(2)	The value of unexercised in-the-money Options is calculated based on the closing price per Common Share of C$2.98 on December 31, 2022, the last trading day of Fiscal 2022. The exchange rate used was the rate at December 31, 2022 of C$1.00 = $0.7383.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of our directors (other than Excluded Directors), the value of the Option-based and share-based awards vested in accordance with their terms during Fiscal 2022. The Company has not granted any RSUs or PSUs to our directors (other than Excluded Directors) under the Equity Incentive Plan as of December 31, 2022.

	OPTION-BASED
	AWARDS – VALUE		SHARE BASED
	VESTED OR		AWARDS – VALUE
	EARNED DURING		VESTED DURING
NAME AND PRINCIPAL POSITION	THE YEAR(1)		THE YEAR(2)
Brian P. Burke	$	Nil	$80,000
Colleen Campbell	$	Nil	$80,000
Sasha Cucuz	$	Nil	$80,000
Adrienne Graves	$	Nil	$40,000
Robert Higgins	$	Nil	$40,000
Adele C. Oliva	$	Nil	$80,000
Frank Tworecke	$	Nil	$80,000
Elias Vamvakas	$	Nil	$100,000

Notes:

(1)	Includes time vesting Options that vested during the fiscal year. The value of time vesting Options vested during the fiscal year is calculated based on the closing price of the Common Shares on the TSX on the applicable vesting date.

(2)	DSUs granted under the DSU Plan vest immediately although holders thereof are not entitled to receive a payment in respect of the value of their DSUs until their tenure on the Board ceases. The value of the DSUs is calculated based on the closing price of the Common Shares on the TSX on the applicable vesting date.
C.	Board Practices

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

External Auditor Service Fee

See Item 16.C, “Principal Accountant Fees and Services” for a description of the fees payable to our external auditor, KPMG LLP, during Fiscal 2022 and Fiscal 2021.

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

●	Brian P. Burke (Chair);
●	Robert Higgins; and
●	Frank Tworecke.

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

As of April 12, 2023, our directors and NEOs, as a group, beneficially own, or control or direct, directly or indirectly, 12,233,810 Common Shares, representing approximately 29.7% of the issued and outstanding Common Shares, plus the number of Common Shares underlying options and/or warrants that are exercisable within 60 days for the directors and NEOs (calculated in accordance with SEC rules). This figure includes Common Shares that are beneficially owned by (i) an affiliate of 1315 Capital, of which Ms. Oliva is the Founding Partner and (ii) Common Shares that are beneficially owned by Theragroup LLC and The Berke Trust ATA Dated 2/10/03, of which Mr. Klein has shared power to dispose and direct the disposition. Mr. Vamvakas, chairman of the Company, is the chairman and founder of Greybrook Capital, the parent company of Greybrook Health, and is a trustee of The Vamvakas Family Trust. Mr. Vamvakas disclaims beneficial ownership of the Common Shares directly or indirectly held by Greybrook Health and The Vamvakas Family Trust (see Item 7.A, “Major Shareholders”).

The following table states the number of Common Shares beneficially owned by each of our NEOs and directors in as of April 12, 2023. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options and/or warrants that are exercisable within 60 days from the above date. The percentages shown below are based on an aggregate total of 40,800,180 outstanding Common Shares as of April 12, 2023, plus the number of Common Shares underlying options and/or warrants that are exercisable within 60 days for the indicated beneficial owner.

Number of
	Common Shares	Percent of
	Beneficially	Outstanding
Name of Beneficial Owner	Owned	Common Shares
Brian P. Burke	*	*
Colleen Campbell	*	*
Sasha Cucuz	*	*
Geoffrey Grammer	*	*
Adrienne Graves	*	*
Robert Higgins	*	*
Benjamin Klein(1)	8,725,995	21.4%
Adele C. Oliva(2)	2,299,648	5.6%
Frank Tworecke	*	*
Elias Vamvakas	*	*
Bill Leonard	842,500	2.1%
Erns Loubser	*	*
Euphia Smith	*	*
Diana Shi	*	*

*Represents less than 1% beneficial ownership of Common Shares.

(1)	Includes 3,874,405 Common Shares owned by Theragroup LLC and 888,858 Common Shares owned by The Bereke Trust ATA Dated 2/10/03. See Item 7.A, “Major Shareholders”.
(2)	Consists of 2,294,648 Common Shares directly owned by 1315 Capital II, LP, of which Ms. Oliva is the Founding Partner. See Item 7.A, “Major Shareholders”.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of April 12, 2023, we had 40,800,180 issued and outstanding Common Shares.

The following table states the number of Common Shares beneficially owned by each person known to us who beneficially owns more than 5% of our Common Shares as of April 12, 2023. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options and/or warrants that are exercisable within 60 days from the above date. The percentages shown below are based on an aggregate total of 40,800,180 outstanding Common Shares as of April 12, 2023, plus the number of Common Shares underlying options and/or warrants that are exercisable within 60 days for the indicated beneficial owner.

	Number of	Percent of
	Common Shares	Outstanding
	Beneficially	Common
Name	Owned	Shares
Greybrook Health(1)	8,954,475	20.9%
Benjamin Klein(2)	8,725,995	21.4%
Madryn(3)	9,282,296	21.2%
Masters (as defined below)(4)	4,327,269	10.6%
Adele Oliva(5)	2,299,648	5.6%
Theragroup LLC(6)	3,874,405	9.5%
1315 Capital II, LP(7)	2,294,648	5.6%
(1)	Includes (i) 7,000,424 Common Shares beneficially owned by Greybrook Health, (ii) 1,818,181 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Greybrook Conversion Instrument and (iii) 135,870 common shares issuable to Greybrook Health upon exercise of its warrants. The Vamvakas Family Trust may be deemed a beneficial owner of the Common Shares held by Greybrook Health. Based on information included in a Schedule 13D filed by Greybrook Health and The Vamvakas Family Trust on March 24, 2023.
(2)	Includes (i) 3,874,405 Common Shares owned by Theragroup LLC (see footnote (6) below) and (ii) 888,858 Common Shares owned by The Bereke Trust ATA Dated 2/10/03. Based on the information included in a schedule 13D filed by Benjamin Klein on July 27, 2022. Benjamin Klein also beneficially owns, directly or indirectly, or exercises control or direction over 2,908,665 Shares that have been held back from the purchase price consideration in connection with the Success TMS Acquisition and deposited with an escrow agent, to be released to Benjamin Klein or the Company, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the vendors.
(3)	Includes (i) 2,918,660 Common Shares estimated to be issued to Madryn assuming conversion in full of the Madryn Conversion Instruments and (ii) 6,363,636 Common Shares issued to Madryn in connection with the 2023 Private Placement. Based on information included in a Schedule 13D filed by Madryn Asset Management on April 3, 2023.
(4)	Includes 4,327,269 Common Shares directly or indirectly held by Michael Masters, of which (i) 3,427,272 are jointly owned by Masters Capital Management LLC and (ii) 899,997 are jointly owned by each of MSS GB SPV LP, MSS GB SPV GP LLC and Special Situations, LLC (collectively, “Masters”). Based on information included in Schedule 13D/A filed by MSS GB SPV LP on March 29, 2023.
(5)	Includes 2,294,648 Common Shares owned by 1315 Capital II, LP (see footnote (7) below) and subsequent information derived from reports filed by Adele Oliva on SEDI.
(6)	Based on information included in a Schedule 13D filed by Benjamin Klein on July 27, 2022 and subsequent information derived from reports filed by 1315 Capital II, LP on The System for Electronic Disclosure by Insiders (“SEDI”).
(7)	Based on information included in a Schedule 13D/A filed by 1315 Capital II, LP on June 24, 2021 and subsequent information derived from reports filed by 1315 Capital II, LP on SEDI.

Significant Changes in the Ownership of Major Shareholders

During the past three years, to our knowledge, the significant changes in the percentage ownership of our major shareholders were as follows:

●	As of March 23, 2023, MSS acquired 2,727,272 Common Shares in the 2023 Private Placement.
●	As of March 23, 2023, Greybrook Health acquired 2,272,727 Common Shares in the 2023 Private Placement.
●	As of March 23, 2023, Madryn acquired 6,363,636 Common Shares in the 2023 Private Placement.
●	As of March 23, 2023, Madryn has the option to convert up to approximately $546,000 of the outstanding principal amount of the New Loans into Common Shares at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments. If Madryn were to exercise such conversion right in full, the Company would be required to issue an additional 287,368 Common Shares, or approximately 0.7% of the issued and outstanding Common Shares as of March 31, 2023 on a non-diluted basis.
●	As of February 21, 2023, Greybrook Health has the option to convert up to approximately $1.0 million of the outstanding principal amount of the Insider Notes held by Greybrook Health into Common Shares for the Greybrook Conversion Price, subject to customary anti-dilution adjustments and conversion limitations required by Nasdaq. As the Greybrook Conversion Price in respect of the Greybrook Conversion Instrument is based on a future price of the Common Shares, it is therefore not possible to determine the number of Common Shares that may be issuable in connection therewith at this time.
●	As of July 14, 2022, Madryn has the option to convert up $5.0 million of the outstanding principal amount of the Existing Loan into Common Shares at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments. If Madryn were to exercise such conversion right in full, the Company would be required to issue an additional 2,361,578 Common Shares, or approximately 6.4% of the issued and outstanding Common Shares as of March 31, 2023 on a non-diluted basis.
●	On July 14, 2022, Benjamin Klein acquired 3,962,732 Common Shares in connection with the Success TMS Acquisition.
●	On July 14, 2022, Theragroup LLC acquired 3,874,405 Common Shares in connection with the Success TMS Acquisition.
●	In November 2021, Masters acquired an aggregate of 126,440 Common Shares in open market purchases, as reported on a Schedule 13D/A filed by Masters on December 2, 2021.
●	On September 27, 2021, Masters acquired 200,000 Common Shares in the 2021 Public Equity Offering.
●	On September 27, 2021, 1315 Capital acquired 220,127 Common Shares in the 2021 Public Equity Offering.
●	On June 14, 2021, MSS acquired 1,149,997 Common Shares in the 2021 Private Placement.
●	On June 14, 2021, 1315 Capital acquired 303,350 Common Shares in the 2021 Private Placement.
●	On May 21, 2020, Greybrook Health acquired 169,697 Common Shares in the 2020 Equity Offering.
●	On May 21, 2020, 1315 Capital acquired 509,091 Common Shares in the 2020 Equity Offering.
●	On March 26, 2020, 1315 Capital acquired 165,280 Common Shares through the facilities of the TSX.
●	On March 24, 2020, 1315 Capital acquired 20,000 Common shares through the facilities of the TSX.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from other holders of our Common Shares. 1315 Capital, MSS and Greybrook Health have certain participation rights in respect of future equity offerings pursuant to the 2021 Investor Rights Agreement, and customary resale, demand and “piggy back” registration rights pursuant to the 2021 Registration Rights Agreement. The Seller Parties have certain registration rights pursuant to the Klein Investor Rights Agreement. Madryn has certain registration rights pursuant to the Madryn Conversion Instruments. MSS, Madryn and Greybrook Health also have certain resale, demand and “piggy back” registration rights pursuant to the 2023 Registration Rights Agreement. 1315 Capital has certain customary registration rights pursuant to the Investor Rights Agreement dated May 17, 2019 between the Company and 1315 Capital (the “2019 Registration Rights Agreement”). See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Related Party Transactions” above and Item 10.C “Additional Information—Material Contracts” below.

Record Holders

Based on our records and a review of the information provided to us by our transfer agent, Computershare Investor Services Inc., as of April 12, 2023, there were 30 holders of record of our Common Shares, of which 25 record holders, holding approximately 57.36% of our outstanding Common Shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our Common Shares nor is it representative of where such beneficial holders reside primarily because many of these Common Shares may be held of record by brokers or other nominees.

B.	Related Party Transactions

See Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Related Party Transactions” above.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 are included in Item 18 of this Annual Report. The audit report of KPMG LLP is included herein immediately preceding the audited consolidated financial statements.

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

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the fiscal year ended December 31, 2022.

ITEM 9 THE OFFER AND LISTING

A.	Offer and Listing Details

Our Common Shares are listed and posted for trading on Nasdaq under the trading symbol “GBNH”.

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

Except for contracts entered into in the ordinary course of business, the following are our only material agreements to which the Company or any member of the group is a party, for the two years immediately preceding the date of this Annual Report (the “Material Contracts”):

◾	2019 Registration Rights Agreement.
◾	2021 Investor Rights Agreement.
◾	2021 Registration Rights Agreement.
◾	Klein Investor Rights Agreement.
◾	Klein Registration Rights Agreement.
◾	Madryn Credit Agreement.
◾	Neuronetics Agreement.
◾	Neuronetics Note.
◾	2023 Registration Rights Agreement.

2019 Registration Rights Agreement

See Item 7.A “Major Shareholders and Related Party Transactions – Major Shareholders – Major Shareholders Voting Rights”. above.

2021 Investor Rights Agreement and 2021 Registration Rights Agreement

See Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Fiscal 2021 Highlights—2021 Private Placement” above.

Klein Investor Rights Agreement and Klein Registration Rights Agreement

See Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights—Acquisition of Success TMS” above.

Madryn Credit Agreement

See Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights—Recapitalization Through Debt Financing” and Item 4.A “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights—Additional Loans under Madryn Credit Facility”.

Neuronetics Agreement and Neuronetics Note

See Item 4.A, “Information on the Company—History and Development of the Company—Recent Developments in Our Business—Early Fiscal 2023 and Fiscal 2022 Highlights— TMS Device Supply Arrangement with Neuronetics”.

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

Capital Gains

A U.S. Resident Holder generally will not be subject to tax under the Tax Act in respect of a disposition or deemed disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the U.S. Resident Holder at the time of disposition and the U.S. Resident Holder is not entitled to relief under the Treaty. Generally, a Common Share will not constitute “taxable Canadian property” of a U.S. Resident Holder at a particular time provided that the Common Share is listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and the Nasdaq) at that time, unless, at any time during the 60-month period that ends at that time, both: (i) one or any combination of (a) the U.S. Resident Holder, (b) persons with whom the U.S. Resident Holder does not deal at arm’s length for purposes of the Tax Act and (c) partnerships in which the U.S. Resident Holder or a person described in (b) holds a membership interest (directly or indirectly through one or more partnerships), own 25% or more of the issued shares of any class or series of our Company, and (ii) more than 50% of the fair market value of the Common Share was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) ”timber resource properties” (as defined in the Tax Act), (c) ”Canadian resource properties” (as defined in the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a Common Share may be deemed to be “taxable Canadian property”.

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of Common Shares. This summary is based upon the Code, the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial authorities, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address the tax on net investment income or the alternative minimum tax, any other federal tax considerations (such as estate or gift taxation), or any tax considerations arising under the laws of any state, locality, or non-U.S. taxing jurisdiction.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a holder of Common Shares in light of such holder’s circumstances. In particular, this discussion applies only to holders of Common Shares that hold such shares as “capital assets” (generally, property held for investment purposes), and it does not address the special tax rules that may apply to special categories of taxpayers, including, without limitation:

●	dealers or brokers in securities;
●	persons that hold Common Shares as part of a hedging or other integrated financial transaction or straddle;
●	individuals that have ceased to be United States citizens or lawful permanent residents;
●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
●	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
●	real estate investment trusts;
●	regulated investment companies;
●	pension plans, retirement plans, retirement accounts, and other tax-deferred accounts;
●	banks or other financial institutions;

●	insurance companies;
●	traders that have elected a mark-to-market method of accounting;
●	tax-exempt organizations;
●	persons that own or have owned, directly, indirectly, or constructively, more than 5% of the Common Shares;
●	passive foreign investment companies, controlled foreign corporations, and corporations that accumulate earnings to avoid U.S. federal income tax; and
●	persons who received their Common Shares upon the exercise of employee stock options or otherwise as compensation.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares who is, for U.S. federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;
●	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust (i) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

For purposes of this summary, a “Non-U.S. Holder” is any person who is a beneficial owner of Common Shares who is not a U.S. Holder and is not a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding Common Shares are urged to consult their own tax advisers regarding the tax consequences relating to the ownership and disposition of Common Shares.

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

Taxation of U.S. Holders

Distributions on Common Shares

As discussed above under Item 8.A, “Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy”, the Company does not currently anticipate paying dividends on the Common Shares. In the event that the Company makes a distribution on Common Shares, the gross amount of such distribution (including any amount withheld to pay Canadian withholding taxes) generally will be treated as a dividend to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A distribution on Common Shares in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in such Common Shares and, to the extent in excess of adjusted basis, as capital gain, which will be subject to the rules discussed below under “—Sale or Other Taxable Disposition of Common Shares”. Dividends received by individuals and other non-corporate U.S. Holders generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements. Dividends received by corporate U.S. Holders may qualify for the dividends received deduction, subject to various limitations.

As discussed above under the heading “—Canadian Federal Income Tax Considerations”, dividends paid by the Company to U.S. Holders generally will be subject to Canadian withholding tax, subject to reduction under an applicable income tax treaty. For U.S. foreign tax credit purposes, such dividends generally will not constitute foreign-source income for U.S. foreign tax credit purposes, based on the treatment of the Company as a U.S. domestic corporation under Section 7874 of the Code, as described above. Therefore, a U.S. Holder may not be permitted to claim a U.S. foreign tax credit for any such Canadian withholding tax, unless such U.S. Holder has sufficient foreign-source income from other sources and certain other conditions are met.

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

The consolidated financial statements as of December 31, 2022, 2021 and 2020, the related consolidated statements of loss and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2022, and the changes in shareholders’ equity for each of the three years in the period ended December 31, 2022 and a summary of significant accounting policies and other explanatory information included in this Annual Report have been audited by KPMG LLP, Chartered Professional Accountants, 100 New Park Place Number 1400, Vaughan, Ontario, L4K 0J3, an independent registered public accounting firm, as stated in their reports appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their consent and authority as experts in accounting and auditing.

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

Item 16A AUDIT COMMITTEE FINANCIAL EXPERT

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

Item 16B CODE OF ETHICS

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

Item 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

We incurred the following fees by our external auditor, KPMG LLP, (Vaughan, ON, Canada, Auditor Firm ID: 85) during the periods provided below.

	Year Ended	Year Ended
	December 31, 2022	December 31, 2021
Audit Fees(1)	$914,850	$1,272,606
Audit-Related Fees(2)	$161,838	$123,138
Tax Fees(3)	$232,525	$307,959
All Other Fees	$—	$—
Total Fees	$1,309,213	$1,703,703

Notes:

(1)	Consist of fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and consultations related to accounting matters impacting the consolidated financial statements.
(2)	Consists primarily of fees related to the Success TMS Acquisition (Fiscal 2022) and the Achieve TMS East/Central Acquisition (Fiscal 2021).
(3)	Consists of fees for tax consultation and compliance services, including indirect taxes.

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

Item 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G CORPORATE GOVERNANCE

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

In connection with the 2023 Private Placement, we have relied upon our “foreign private issuer” status instead of Nasdaq requirements applicable to U.S. domestic companies to obtain shareholder approval for these offerings, which has resulted in the issuance of substantially more than 20% of our pre-offering outstanding Common Shares. In addition, the 2023 Private Placement included additional subscriptions from certain of our existing significant shareholders, which may be deemed to implicate certain Nasdaq rules regarding voting rights and equity-based compensation, and the Neuronetics Note provides for the issuance of the Neuronetics Warrants, which may be deemed to implicate certain Nasdaq rules regarding a potential change of control, for which we also relied upon “foreign private issuer” exemptions under Nasdaq rules. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq offering rules that would be applicable for domestic issuers.

The Company has historically followed the listing rules of the TSX (prior to the Delisting) in respect of private placements instead of the requirements of the Nasdaq Stock Market Rules to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company and certain acquisitions of the shares or assets of another company).

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

Item 16H MINE SAFETY DISCLOSURE

Not applicable.

Item 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

See Item 18, “Financial Statements”.

ITEM 18 FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 are included in this Item 18. The audit report of KPMG LLP is included herein immediately preceding the audited consolidated financial statements.

Consolidated Financial Statements

(Expressed in U.S. dollars)

Greenbrook TMS Inc.

And Report of Independent Registered Public
Accounting Firm thereon

As of December 31, 2022 and December 31, 2021
and for the three years ended December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Greenbrook TMS Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Greenbrook TMS Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of net loss and comprehensive loss, changes in (deficit) equity, and cash flows for each of the years in the three year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has experienced losses since inception, has negative cash flows from operations, negative working capital and risks associated with future non-compliance with covenants on loans payable that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Vaughan, Canada

April 17, 2023

GREENBROOK TMS INC.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2022	2021
Assets

Current assets:
Cash	$1,623,957	$10,699,679
Restricted cash (note 5)	1,000,000	1,250,000
Accounts receivable, net (note 19(b))	13,898,305	10,997,389
Prepaid expenses and other	2,520,676	1,912,357
Total current assets	19,042,938	24,859,425

Property, plant and equipment (note 6)	3,719,621	1,925,056
Intangible assets (note 7)	18,151,665	9,589,399
Goodwill (notes 5 and 7)	7,694,111	6,750,107
Right-of-use assets (note 8)	51,838,022	29,519,706
Total assets	$100,446,357	$72,643,693

Liabilities and Shareholders’ (Deficit) Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$20,271,623	$9,770,640
Current portion of loans payable (note 10(a))	2,376,335	513,992
Current portion of lease liabilities (note 8)	11,123,391	6,557,690
Current portion of shareholder loan (note 11)	46,995	—
Other payables (note 12)	2,234,810	348,187
Non-controlling interest loans (note 10(b))	94,136	85,214
Deferred and contingent consideration (note 13)	1,000,000	1,250,000
Total current liabilities	37,147,290	18,525,723

Loans payable (note 10(a))	50,027,818	13,052,641
Lease liabilities (note 8)	41,802,231	24,475,997
Shareholder loan (note 11)	2,065,443	—
Total liabilities	131,042,782	56,054,361

Shareholders’ (deficit) equity:
Common shares (note 14)	114,120,362	98,408,917
Contributed surplus (note 15)	4,552,067	4,204,280
Deficit	(147,015,575)	(85,285,760)
Total shareholders’ (deficit) equity excluding non-controlling interest	(28,343,146)	17,327,437
Non-controlling interest (note 23)	(2,253,279)	(738,105)
Total shareholders’ (deficit) equity	(30,596,425)	16,589,332

Basis of preparation and going concern (note 2(a))
Contingencies (note 16)
Subsequent events (notes 2(a) and 25)

Total liabilities and shareholders’ (deficit) equity	$100,446,357	$72,643,693

See accompanying notes to consolidated financial statements.

GREENBROOK TMS INC.

Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,	December 31,
	2022	2021	2020
Revenue:
Service revenue	$69,104,446	$52,198,084	$43,129,179

Expenses:
Direct center and patient care costs	35,587,444	27,592,735	21,743,256
Other regional and center support costs (note 24)	27,459,048	19,044,324	16,245,699
Depreciation (notes 6 and 8)	8,158,396	5,839,006	5,708,210
	71,204,888	52,476,065	43,697,165

Regional operating loss	(2,100,442)	(277,981)	(567,986)

Center development costs	660,355	862,386	529,933
Corporate, general and administrative expenses (note 24)	26,236,703	20,666,954	15,145,361
Share-based compensation (note 15)	347,787	879,439	591,384
Amortization (note 7)	1,358,213	555,000	463,332
Interest expense	8,724,412	4,761,443	2,806,286
Interest income	(12,250)	(14,689)	(20,990)
Loss on extinguishment of loans (note 10(a)(ii))	2,331,917	—	—
Earn-out consideration (note 13)	—	—	10,319,429
Forgiveness of loan payable (note 10(c))	—	(3,128,596)	—
Impairment loss (note 7)	20,677,160	—	—

Loss before income taxes	(62,424,739)	(24,859,918)	(30,402,721)

Income tax expense (note 18)	—	—	—

Loss for the year and comprehensive loss	$(62,424,739)	$(24,859,918)	$(30,402,721)

Loss for the year attributable to:
Non-controlling interest (note 23)	$(698,265)	$(108,430)	$(739,181)
Common shareholders of Greenbrook TMS	(61,726,474)	(24,751,488)	(29,663,540)
	$(62,424,739)	$(24,859,918)	$(30,402,721)
Net loss per share (note 22):
Basic	$(2.66)	$(1.60)	$(2.32)
Diluted	(2.66)	(1.60)	(2.32)

See accompanying notes to consolidated financial statements.

GREENBROOK TMS INC.

Consolidated Statements of Changes in (Deficit) Equity

(Expressed in U.S. dollars, unless otherwise stated)

					Non-
					controlling	Total
	Common shares		Contributed		interest	equity
Year ended December 31, 2020	Number[1]	Amount	surplus	Deficit	(note 23)	(deficit)
Balance, December 31, 2019	11,683,689	$50,185,756	$2,757,252	$(30,441,280)	$444,405	$22,946,133
Net comprehensive loss for the year	—	—	—	(29,663,540)	(739,181)	(30,402,721)
Issuance of common shares (note 14)	1,818,788	9,943,886	—	—	—	9,943,886
Share-based compensation (note 15)	—	—	591,384	—	—	591,384
Distributions to non-controlling interest	—	—	—	—	(143,500)	(143,500)
Acquisition of subsidiary non-controlling interest	—	—	—	(97,156)	45,716	(51,440)
Balance, December 31, 2020	13,502,477	$60,129,642	$3,348,636	$(60,201,976)	$(392,560)	$2,883,742

					Non-
					controlling	Total
	Common shares		Contributed		interest	equity
Year ended December 31, 2021	Number[1]	Amount	surplus	Deficit	(note 23)	(deficit)
Balance, December 31, 2020	13,502,477	$60,129,642	$3,348,636	$(60,201,976)	$(392,560)	$2,883,742
Net comprehensive loss for the year	—	—	—	(24,751,488)	(108,430)	(24,859,918)
Issuance of common shares (note 14)	4,292,108	38,203,671	—	—	—	38,203,671
Exercise of stock options (note 14)	5,500	46,875	(18,125)	—	—	28,750
Share-based compensation (note 15)	—	—	879,439	—	—	879,439
Redemption of warrants	1,800	28,729	(5,670)	—	—	23,059
Distributions to non-controlling interest	—	—	—	—	(508,000)	(508,000)
Acquisition of subsidiary non-controlling interest (note 23)	—	—	—	(351,670)	143,259	(208,411)
Non-controlling interest subsidiary investment (note 23)	—	—	—	19,374	127,626	147,000
Balance, December 31, 2021	17,801,885	$98,408,917	$4,204,280	$(85,285,760)	$(738,105)	$16,589,332

(1) Reflects the Company’s share consolidation on February 1, 2021 (Note 2(e)).

GREENBROOK TMS INC.

Consolidated Statements of Changes in (Deficit) Equity

(Expressed in U.S. dollars, unless otherwise stated)

					Non-
					controlling	Total
	Common shares		Contributed		interest	equity
Year ended December 31, 2022	Number	Amount	surplus	Deficit	(note 23)	(deficit)
Balance, December 31, 2021	17,801,885	$98,408,917	$4,204,280	$(85,285,760)	$(738,105)	$16,589,332
Net comprehensive loss for the year	—	—	—	(61,726,474)	(698,265)	(62,424,739)
Issuance of common shares (note 14)	11,634,660	15,711,445	—	—	—	15,711,445
Share-based compensation (note 15)	—	—	347,787	—	—	347,787
Distributions to non-controlling interest	—	—	—	—	(320,250)	(320,250)
Acquisition of subsidiary non-controlling Interest (note 23)	—	—	—	(3,341)	(496,659)	(500,000)
Balance, December 31, 2022	29,436,545	$114,120,362	$4,552,067	$(147,015,575)	$(2,253,279)	$(30,596,425)

See accompanying notes to consolidated financial statements.

GREENBROOK TMS INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,	December 31,
	2022	2021	2020
Cash provided by (used in)

Operating activities:
Loss for the year	$(62,424,739)	$(24,859,918)	$(30,402,721)
Adjusted for:
Amortization	1,358,213	555,000	463,332
Depreciation	8,158,396	5,839,006	5,708,210
Interest expense	8,724,412	4,761,443	2,806,286
Interest income	(12,250)	(14,689)	(20,990)
Share-based compensation	347,787	879,439	591,384
Loss on extinguishment of loans	2,331,917	—	—
Non-cash transactions	—	—	(51,440)
Gain on lender warrants	(38,430)	(205,894)	—
Loss on deferred share units	372,724	205,337	—
Gain (loss) on performance share units	(53,100)	97,853	—
Loss on conversion instruments	712,479	—	—
Earn-out consideration	—	—	10,319,429
Forgiveness of loan payable (note 10(c))	—	(3,128,596)	—
Impairment loss (note 7)	20,677,160	—	—
Change in non-cash operating working capital:
Accounts receivable	827,339	(289,327)	(616,975)
Prepaid expenses and other	196,097	(425,751)	762,069
Accounts payable and accrued liabilities	5,610,578	246,831	2,511,960
Provisions	—	—	(18,792)
	(13,211,417)	(16,339,266)	(7,948,248)

Financing activities:
Net proceeds on issuance of common shares (note 14)	—	35,107,872	9,943,886
Net proceeds on exercise of stock options	—	28,750	—
Interest paid	(7,505,394)	(4,435,021)	(2,750,988)
Broker warrants exercised	—	23,059	—
Finance costs incurred (note 10(a))	(3,074,459)	(29,493)	(1,411,364)
Bank loans advanced	55,000,000	—	18,080,760
Bank loans repaid (note 10(a))	(30,682,305)	(174,536)	(84,634)
Shareholder loans repaid (note 11)	(84,208)	—	—
Principal repayment of lease liabilities	(9,373,953)	(5,600,683)	(4,630,828)
Net non-controlling interest loans advanced	8,922	8,077	7,463
Distribution to non-controlling interest	(320,250)	(508,000)	(143,500)
	3,968,353	24,420,025	19,010,795

Investing activities:
Acquisitions, net of cash acquired	688,958	(6,585,931)	—
Change in restricted cash	250,000	(200,000)	224,402
Acquisition of subsidiary non-controlling interest (note 23)	(500,000)	(208,411)	—
Non-controlling interest subsidiary investment	—	147,000	—
Deferred and contingent consideration paid (note 13)	(250,000)	(8,273,630)	(224,402)
Purchase of property, plant and equipment	(33,866)	(31,539)	—
Interest received	12,250	14,689	20,990
	167,342	(15,137,822)	20,990

Increase (decrease) in cash	(9,075,722)	(7,057,063)	11,083,537

Cash, beginning of the year	10,699,679	17,756,742	6,673,205

Cash, end of the year	1,623,957	$10,699,679	$17,756,742

See accompanying notes to consolidated financial statements.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy and other treatment modalities for the treatment of depression and related psychiatric services.

The Company’s head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4W 3P4. The Company’s United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, USA, 22102.

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

The Company has experienced losses since inception and has negative cash flow from operating activities of $13,211,417 for the year ended December 31, 2022 ($16,339,266 - year ended December 31, 2021; $7,948,248 - year ended December 31, 2020). The Company’s cash balance, excluding restricted cash as at December 31, 2022 was $1,623,957 ($10,699,679 as at December 31, 2021) and negative working capital as at December 31, 2022 was $18,104,352 (negative working capital of $6,333,702 as at December 31, 2021).

On December 31, 2020, the Company entered into a credit and security agreement, which was amended on October 29, 2021, for a $30,000,000 secured credit facility (the “Oxford Credit Facility”) with Oxford Finance LLC (“Oxford”). The Oxford Credit Facility funded the $15,000,000 term loan at closing on December 31, 2020. On July 14, 2022, the Company entered into a credit agreement (the “Madryn Credit Agreement”) for a $75,000,000 secured credit facility (the “Madryn Credit Facility”) with Madryn Asset Management, LP (“Madryn”) and its affiliated entities. Upon closing of the Madryn Credit Facility, the Company drew a $55,000,000 term loan under the Madryn Credit Facility. In addition, the Madryn Credit Facility permits the Company to draw up to an additional $20,000,000 in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. On July 14, 2022, the Company used $15,446,546 of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Oxford Credit Facility and also used $15,154,845 of the proceeds from the Madryn Credit Facility to repay various loans previously held by Success TMS (as defined below).

The terms of the Madryn Credit Facility require the Company to satisfy various financial covenants including a minimum liquidity and minimum consolidated revenue amounts that became effective on July 14, 2022 and September 30, 2022, respectively. A failure to comply with these covenants, or failure to obtain a waiver for any non-compliance, would result in an event of default under the Madryn Credit Agreement and would allow Madryn to accelerate repayment of the debt, which could materially and adversely affect the business, results of operations and financial condition of the Company. As at December 31, 2022, the Company was in compliance with the financial covenants that were amended on December 22, 2022 through the Second Amendment of the Madryn Credit Agreement.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

2.	Basis of preparation (continued):

Although the Company believes it will become cash flow positive in the future, the timing of this is uncertain and is also dependant on the execution of the Restructuring plan (see note 25 – Subsequent Events). The Company will require additional financing beyond the amounts obtained subsequent to December 31, 2022 (see note 25 – Subsequent Events) in order to fund its operating and investing activities, including making timely payments to certain vendors, landlords, lenders (including shareholders) and similar other business partners. The delay in such payments may result in potential defaults under the terms of the agreements the Company has with various parties. As such, additional financing is required in order for the Company to repay its short-term obligations. The Company has historically been able to obtain financing from supportive shareholders, its lenders and other sources when required; however, the Company may not be able to access further equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all. If additional financing is not obtained, the Company will need to obtain additional amendments from Madryn in order to remain compliant with the covenants or waivers from Madryn to waive its rights to accelerate repayment of the debt.

The existence of the above-described conditions indicate substantial doubt as to the Company’s ability to continue as a going concern as at December 31, 2022.

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

These consolidated financial statements were approved by the Board of Directors of the Company (the ”Board”) and authorized for issue by the Board on April 17, 2023.

(c)	Basis of measurement:

These consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

Presentation of the consolidated statements of financial position differentiates between current and non- current assets and liabilities. The consolidated statements of net loss and comprehensive loss are presented using the function classification of expense.

Regional operating loss presents regional operating loss on an entity-wide basis and is calculated as total service revenue less direct center and patient care costs, other regional and center support costs, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments to patients and the cost of the Company’s regional patient acquisition strategy.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

2.	Basis of preparation (continued):
(d)	Basis of consolidation:

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

Changes in the Company’s interest in a subsidiary that does not result in a loss of control are accounted for as equity transactions.

(e)	Comparative information:
(i)	Share consolidation

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

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

2.	Basis of preparation (continued):

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

Significant estimates in connection with these consolidated financial statements include the measurement and determination of the transaction price in the estimation of revenue and accounts receivable, estimated useful life of property, plant and equipment; estimated value and useful life of intangible assets; amounts recorded as accrued liabilities; amounts recorded as performance share units, convertible instruments, deferred income taxes provisions; goodwill; assessment of contingent consideration; inputs used in the valuation of warrants and stock options granted; and the estimate of lease terms.

Significant judgments in connection with these consolidated financial statements include assessment of control of subsidiaries; assessment of conditions relating to the Company’s ability to continue as a going concern; determination of functional currency; determination of the Company’s cash generating units; determination of whether a contract is or contains a lease; and determination of the incremental borrowing rate used to measure lease liabilities.

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

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker of the Company. The chief operating decision maker, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive committee consisting of the President and Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer. As the chief operating decision maker evaluates performance using entity-wide metrics, the Company has one reportable segment, which is outpatient mental health service centers.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

3.	Significant accounting policies (continued):
(b)	Business combinations:

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

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

3.	Significant accounting policies (continued):

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

(d)	Cash:

Cash includes cash on hand and cash held with financial institutions.

(e)	Revenue recognition:

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

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

3.	Significant accounting policies (continued):
●	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;
●	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;
●	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and
●	variation in coverage for similar services among various payors and various payor benefit plans.

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

Accounts receivable are non-interest bearing, unsecured obligations due from patients and third-party payors. The Company makes an implicit allowance for potentially uncollectible amounts to arrive at net receivables through its revenue recognition policy. In accordance with IFRS 9, Financial Instruments (“IFRS 9”), the Company evaluates the credit risk on accounts receivable and measures a loss allowance at an amount equal to the expected credit losses for the subsequent 24-month period.

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

In estimating the collectability of its accounts receivable, the Company considers macroeconomic factors in assessing accounts receivable. Such factors would need to be significant in order to affect the ability and intent of the Company’s payors given their size and stature. As at December 31, 2022, no such factors were identified and therefore no provision for bad debt was recognized (December 31, 2021 – nil; December 31, 2020 – nil).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

3.	Significant accounting policies (continued):
(g)	Property, plant and equipment:

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

The Company classifies intangible assets, obtained through acquisitions, as definite lived assets. Intangible assets consist of covenants not to compete, management service agreements with a professional organization and software. These intangible assets are recorded at cost and are amortized over their estimated useful lives, as follows:

Covenants not to compete	5 years
Management services agreements	15 years
Software	5 years

The Company reviews the appropriateness of the amortization period relating to the definite lived intangible assets annually.

(i)	Leases:

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

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

3.	Significant accounting policies (continued):

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

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

3.	Significant accounting policies (continued):
(l)	Provisions:

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

The Company initially measures its financial assets and financial liabilities at fair value and classifies them as financial assets or liabilities at fair value through profit or loss. After initial measurement, financial assets (which include cash and accounts receivable) and liabilities (which include accounts payable and accrued liabilities, lease liabilities, loans payable, and non-controlling interest loans payable) are subsequently measured at amortized cost using the effective interest rate method, with any resulting premium or discount from the face value being amortized to the consolidated statements of net loss and comprehensive loss. Amortization is recorded using the effective interest rate method.

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

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

3.	Significant accounting policies (continued):

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

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

3.	Significant accounting policies (continued):

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

The Company has adopted a deferred share unit plan for its non-employee directors (the “DSU Plan”). Each tranche in an award of deferred share units (“DSUs”) is considered a separate award with its own grant date fair value. Grants of DSUs are recorded at fair value in corporate, general and administrative expenses. As DSUs are cash-settled, the fair value of a DSU is recognized as a liability in the consolidated statements of financial position. The DSUs are subsequently remeasured at the end of each reporting period and any changes are recognized as an expense in the consolidated statements of net loss and comprehensive loss until the award is settled.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

3.	Significant accounting policies (continued):
(r)	Finance income and finance costs:

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

(t)	Earnings / loss per share:

Basic earnings / loss per common share (“EPS”) is calculated by dividing the net earnings / loss available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the net earnings / loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive instruments.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

4.	Recent accounting pronouncements:

The IASB has issued the following amendments to the existing standards that will become effective for periods beginning on or after January 1, 2023:

(i)	IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier adoption is permitted.
(ii)	IAS 1 – Presentation of Financial Statements: Non-current Liabilities with Covenants relates to the removal of the requirement for a right to deter settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance. The amendments are effective for annual periods beginning on or after January 1, 2024. Earlier adoption is permitted.
(iii)	IAS 1 – Presentation of Financial Statements: Disclosure of Accounting Policies relates to the requirement for companies to disclose their material accounting policies rather than their significant accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier adoption is permitted.
(iv)	IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates relates to a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier adoption is permitted.

The Company has not early-adopted the above noted standards. The Company is currently assessing the impact of these pronouncements but presently does not expect these amendments to the existing standards to, individually or in the aggregate, have any material impact on the Company’s consolidated financial statements.

5.	Business combinations:
(a)	Acquisition of Achieve TMS East/Central:

On October 1, 2021, the Company, through its wholly-owned subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition (the “Achieve TMS East/Central Acquisition”) of all of the issued and outstanding membership interests of Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”). The initial aggregate purchase price for Achieve TMS East/Central was $7,905,700, excluding Achieve TMS East/Central’s cash and subject to customary working capital adjustments. The Company paid $6,655,700 in cash upon closing of the Achieve TMS East/Central Acquisition and the remaining $1,250,000 was held in an escrow account, subject to the finalization of the escrow conditions.

In addition, the purchase price payable in respect of the Achieve TMS East/Central Acquisition includes contingent consideration that is subject to a capped earn-out of up to an additional $2,500,000 based on the earnings before interest, tax, depreciation and amortization (“EBITDA”) achieved by Achieve TMS East during the twelve-month period following the closing of the Achieve TMS East/Central Acquisition. All subsequent changes in the fair value of this liability are recognized in the consolidated statements of net loss and comprehensive loss. As at October 1, 2021, December 31, 2021, and December 31, 2022, the Company estimated the fair value of the purchase price payable in respect to the earn-out to be nil. The amount recognized as at October 1, 2021, December 31, 2021 and December 31, 2022 is based on management’s best estimate of the earn-out payable and is subject to estimation uncertainty.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

5.Business combinations (continued):

The deferred and contingent consideration payable balance related to the Achieve TMS East/Central Acquisition as at October 1, 2021 was $1,250,000, made up of an estimated nil earn-out payable and $1,250,000 in cash that is restricted and being held in an escrow account, subject to finalization of the escrow conditions. As at December 31, 2022, $250,000 of the restricted cash held in escrow was released to the vendors resulting in a balance of $1,000,000 as at December 31, 2022 and was classified as restricted cash.

The Achieve TMS East/Central Acquisition represented the addition of 17 new TMS centers (each, a “TMS Center”) and strengthened the Company’s presence in New England and in the central United States.

The Achieve TMS East/Central Acquisition was accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Achieve TMS East/Central Acquisition was finalized, with no changes to the preliminary purchase price allocation, during the year ended December 31, 2022, and is comprised as follows:

Purchase consideration

Cash paid, net of cash acquired ($69,769)	$6,585,931
Deferred and contingent consideration	1,250,000
Working capital adjustment	(104,052)
7,731,879
Net assets acquired

Current assets, excluding cash acquired	460,070
Property, plant and equipment	57,544
Covenants not to compete	550,000
Management services agreement	3,850,000
Right-of-use assets	2,366,868
Accounts payable and accrued liabilities	(228,193)
Current lease liabilities	(1,152,426)
Long-term lease liabilities	(1,214,441)
4,689,422

Goodwill	$3,042,457

As part of the Achieve TMS East/Central Acquisition, the Company acquired a management services agreement (the “Achieve TMS East/Central MSA”) between Achieve TMS East/Central and professional entities owned by an Achieve TMS East/Central physician, under which it provides management, administrative, financial and other services in exchange for a fee. The Achieve TMS East/Central MSA is the key intangible asset identified as part of the Achieve TMS East/Central Acquisition and drives the value of the business. The Achieve TMS East/Central MSA was valued using the multi-period excess earnings method. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the Achieve TMS East/Central MSA by excluding any cash flows related to contributory assets.

The purchase agreement in respect of the Achieve TMS East/Central Acquisition included a non-compete covenant from the sellers in favor of the Company. Pursuant to this covenant, the sellers are prohibited from competing with Achieve TMS East/Central for a period of five years from the closing date of the Achieve TMS East/Central Acquisition. This intangible asset was valued using the with-and-without method.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

5.Business combinations (continued):

The purchase price allocation is final. Goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Achieve TMS East/Central’s operations with the Company, and is allocated to the Achieve TMS East/Central CGU. Goodwill is deductible for tax purposes.

(b)	Acquisition of Success TMS:

On July 14, 2022, the Company, through its wholly-owned U.S. subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition of all of the issued and outstanding equity interests in Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”) from its parent company, Success Behavioral Holdings LLC (the “Success TMS Acquisition”) pursuant to a Membership Interest Purchase Agreement dated as of May 15, 2022 (the “Purchase Agreement”), by and among the Company, Success TMS and its direct and indirect owners, including Success Behavioral Holdings, LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”).

As consideration for the purchase of Success TMS, the Seller Parties received, in the aggregate, 8,725,995 common shares of the Company valued at $11,783,584, and an additional 2,908,665 common shares of the Company, valued at $3,927,861, have been held back and deposited with an escrow agent, to be released to Benjamin Klein or the Company, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties (such common shares issued as consideration to the Seller Parties, including the common shares deposited in escrow, collectively, the “Consideration Shares”).

The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and was fixed at an amount equal to approximately 40% of the total issued and outstanding common shares of the Company on a post-acquisition basis and subject to adjustments, as described above.

The Success TMS Acquisition represented the addition of 47 new TMS Centers, with a new presence in additional states, including Illinois, New Jersey, Nevada and Pennsylvania.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

5.	Business combinations (continued):

The Success TMS Acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Success TMS Acquisition is preliminary, and is comprised as follows:

Purchase consideration

Share issuance	$11,783,584
Share issuance, held in escrow	3,927,861
15,711,445
Net assets acquired

Cash acquired	688,958
Accounts receivable, net	3,728,255
Prepaid expenses and other	804,416
Property, plant and equipment	829,049
Software	363,424
Management services agreements	15,850,000
Right-of-use assets	23,650,865
Accounts payable and accrued liabilities	(4,890,405)
Deferred grant income	(225,559)
Loans payable	(14,836,324)
Shareholder loan	(2,078,979)
Lease liabilities	(23,500,474)
383,226

Goodwill	$15,328,219

As part of the Success TMS Acquisition, the Company acquired five management services agreements (the “Success TMS MSAs”) between Success TMS and professional entities owned by Success TMS physicians, under which it provides management, administrative, financial and other services in exchange for a fee. The Success TMS MSAs are the key intangible assets identified as part of the Success TMS Acquisition and drives the value of the business. The Success TMS MSAs are valued using the multi-period excess earnings method. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the Success TMS MSAs by excluding any cash flows related to contributory assets.

The purchase price allocation is considered to be preliminary should subsequent adjustments during the measurement period occur as a result of the finalization of the fair value of other receivables, accounts payable and accrued liabilities as well as potential unrecorded liabilities.  Goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Success TMS’ operations with the Company, and is allocated to the Success TMS CGU. Goodwill is deductible for tax purposes.

From the date of closing of the Success TMS Acquisition on July 14, 2022 up to and including December 31, 2022, Success TMS has contributed service revenues and a net loss of $13,797,864 and $6,844,682, respectively.

For the year ended December 31, 2022, $1,265,225 of Success TMS Acquisition-related costs have been incurred and are included in corporate, general and administrative expenses on the consolidated statements of net loss and comprehensive loss.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

5.Business combinations (continued):

The unaudited annual consolidated revenue and loss for the year and comprehensive loss, not including operational synergies, on a proforma basis as if the Company acquired Success TMS as at January 1, 2022, is $85,303,120 and $81,616,869, respectively. This proforma information is for informational purposes only and does not represent actual results of operations for the period presented.

6.	Property, plant and equipment:

	Furniture and	Leasehold
	equipment	improvements	TMS devices	Total
Cost

Balance, December 31, 2020	$175,416	$183,103	$2,126,091	$2,484,610
Additions	—	—	544,127	544,127
Additions through business combinations (note 5(a))	—	—	57,544	57,544

Asset disposal	(59,812)	(3,704)	(191,537)	(255,053)

Balance, December 31, 2021	115,604	179,399	2,536,225	2,831,228
Additions	—	33,866	1,496,254	1,530,120
Additions through business combinations (note 5(b))	—	131,071	697,978	829,049
Asset disposal	—	—	(74,184)	(74,184)

Balance, December 31, 2022	$115,604	$344,336	$4,656,273	$5,116,213

Accumulated depreciation

Balance, December 31, 2020	$112,176	$30,884	$650,214	$793,274
Depreciation	27,991	29,297	310,663	367,951
Asset disposal	(59,812)	(3,704)	(191,537)	(255,053)

Balance, December 31, 2021	80,355	56,477	769,340	906,172
Depreciation	23,119	39,064	502,421	564,604
Asset disposal	—	—	(74,184)	(74,184)

Balance, December 31, 2022	$103,474	$95,541	$1,197,577	$1,396,592

Net book value

Balance, December 31, 2021	$35,249	$122,922	$1,766,885	$1,925,056
Balance, December 31, 2022	12,130	248,795	3,458,696	3,719,621

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

7.	Intangible assets and goodwill:
(a)	Intangible assets:

	Management	Covenants not
	services agreements	to complete	Software	Total
Cost

Balance, December 31, 2020	$6,020,000	$310,000	$—	$6,330,000
Additions (note 5(a))	3,850,000	550,000	—	4,400,000

Balance, December 30, 2021	9,870,000	860,000	—	10,730,000
Additions through business combinations (note 5(b))	15,850,000	—	363,424	16,213,424
Impairment loss (note 7(c))	(5,831,916)	(461,029)	—	(6,292,945)

Balance, December 31, 2022	$19,888,084	$398,971	$363,424	$20,650,479

Accumulated depreciation

Balance, December 31, 2020	$507,240	$78,361	$—	$585,601
Amortization	465,500	89,500	—	555,000

Balance, December 31, 2021	972,740	167,861	—	1,140,601
Amortization	1,146,567	172,000	39,646	1,358,213

Balance, December 31, 2022	$2,119,307	$339,861	$39,646	$2,498,814

Net book value

Balance, December 31, 2021	$8,897,260	$692,139	$—	$9,589,399
Balance, December 31, 2022	17,768,777	59,110	323,778	18,151,665

As a part of the Achieve TMS East/Central Acquisition, the Company acquired goodwill, the management service agreement and covenant not to compete intangible assets (see note 5). As a part of the Success TMS Acquisition, the Company acquired goodwill, the management service agreements and software intangible assets (see note 5).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

7.	Intangible assets and goodwill (continued):
(b)	Goodwill:

Total
Cost
Balance, December 31, 2020	$3,707,650
Additions (note 5(a))	3,042,457

Balance, December 31, 2021	6,750,107
Additions (note 5(b))	15,328,219

Balance, December 31, 2022	$22,078,326

Impairment

Balance, December 31, 2020	$—
Impairment	—

Balance, December 31, 2021	—
Impairment (note 7 (c))	(14,384,215)

Balance, December 31, 2022	$(14,384,215)

Net book value

Balance, December 31, 2021	$6,750,107
Balance, December 31, 2022	7,694,111

The Company has determined that there are four CGUs: Achieve TMS East/Central, Achieve TMS West (as defined below) (the “Achieve TMS West CGU”), Success TMS and the remaining Company operations (the”Greenbrook CGU”). Prior to impairment, the Achieve TMS East/Central goodwill of $3,042,457 was fully allocated to the Achieve TMS East/Central CGU, the Achieve TMS West goodwill of $3,707,650 was fully allocated to the Achieve TMS West CGU, and the Success TMS goodwill of $15,328,219 was fully allocated to the Success TMS CGU. As at December 31, 2022, the Greenbrook CGU has nil goodwill (2021 – nil). After impairment, the remaining goodwill balance recognized by the Company as at December 31, 2022 relates entirely to the Success TMS CGU.

(c)	Impairment of non-financial assets:

As at December 31, 2022, the Company performed its annual assessment of the CGU with allocated goodwill, being Achieve TMS East/Central CGU, Achieve TMS West CGU, and Success TMS CGU.

The recoverable amounts for each of the four CGUs were estimated based on an assessment of value-in-use. The value-in-use for each CGU is determined by discounting five-year cash flow projections (cash flows beyond the five-year period are extrapolated using terminal growth rates). These projections reflect management’s expectations based on experience and future estimates of operating performance. The discount rate is applied to the cash flow projections and are derived from the weighted average cost of capital for the corresponding CGU.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

7.	Intangible assets and goodwill (continued):

In measuring the recoverable amount for the Achieve TMS West CGU as at December 31, 2022, significant estimates include the average five-year budgeted revenue growth rate of 8%, EBITDA margin of 11%, the terminal growth rate of 2% and the discount rate of 12.1% for the Achieve TMS West CGU. The Company’s discount rates are based on market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal growth rate is based on expected economic conditions and a general outlook for the industry.

In measuring the recoverable amount for the Achieve TMS East/Central CGU as at December 31, 2022, significant estimates include the average five-year budgeted revenue growth rate of nil, EBITDA margin of 10%, the terminal growth rate of 2% and the discount rate of 12.1% for the Achieve TMS East/Central CGU. The Company’s discount rates are based on market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal growth rate is based on expected economic conditions and a general outlook for the industry.

In measuring the recoverable amount for the Success TMS CGU as at December 31, 2022, significant estimates include the average five-year budgeted revenue growth rate of 5%, EBITDA margin of 6%, the terminal growth rate of 2% and the discount rate of 8% for the Success TMS CGU. The Company’s discount rates are based on market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal growth rate is based on expected economic conditions and a general outlook for the industry.

An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount. Impairment charges that have arisen as a result of the reviews performed total $20,677,160 as at December 31, 2022 (December 31, 2021 – nil; December 31, 2020 – nil), and include $3,707,650, $2,346,295 and $53,619 on Achieve TMS West CGU goodwill, management services agreement and non-compete agreement, respectively, $3,042,457, $3,485,621, and $407,410 on Achieve TMS East/Central CGU goodwill, management services agreement and non-compete agreement, respectively, and $7,634,108 on Success TMS CGU goodwill.

8.	Right-of-use assets and lease liabilities:

The Company enters into lease agreements related to TMS devices and TMS Center locations. These lease agreements range from one year to seven years in length.

Right-of-use assets are initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

	TMS devices	TMS Center locations	Total
Right-of-use assets, December 31, 2020	$10,931,943	$15,859,601	$26,791,544
Additions to right-of-use assets	3,842,354	2,502,583	6,344,937
Additions through business combinations (note 5 (a))	1,765,732	601,136	2,366,868
Exercise of buy-out options into property, plant and equipment	(512,588)	—	(512,588)
Depreciation on right-of-use assets	(2,286,149)	(3,184,906)	(5,471,055)
Right-of-use assets, December 31, 2021	$13,741,292	$15,778,414	$29,519,706

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

8.	Right-of-use assets and lease liabilities (continued):

	TMS devices	TMS Center locations	Total
Right-of-use assets, December 31, 2021	$13,741,292	$15,778,414	$29,519,706
Additions to right-of-use assets	2,642,421	5,115,076	7,757,497
Additions through business combinations (note 5(b))	7,314,499	16,336,366	23,650,865
Exercise of buy-out options into property, plant and equipment	(1,496,254)	—	(1,496,254)
Depreciation on right-of-use assets	(2,853,867)	(4,739,925)	(7,593,792)
Right-of-use assets, December 31, 2022	$19,348,091	$32,489,931	$51,838,022

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate during the year ended December 31, 2022 is 12% (2021 – 10%; 2020 – 10%).

Lease liabilities, December 31, 2020	$27,912,873
Additions to lease liability	6,354,629
Additions through business combinations (note 5(a))	2,366,868
Interest expense on lease liabilities	2,881,189
Payments of lease liabilities	(8,481,872)

Lease liabilities, December 31, 2021	31,033,687
Less current portion of lease liabilities	6,557,690

Long term portion of lease liabilities	$24,475,997

Lease liabilities, December 31, 2021	$31,033,687
Additions to lease liability	7,765,413
Additions through business combinations (note 5(b))	23,500,474
Interest expense on lease liabilities	4,139,928
Payments of lease liabilities	(13,513,880)

Lease liabilities, December 31, 2022	52,925,622
Less current portion of lease liabilities	11,123,391

Long term portion of lease liabilities	$41,802,231

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

8.	Right-of-use assets and leases liabilities (continued):

Undiscounted cash flows for lease liabilities as at December 31, 2022 are as follows:

Total
2023	$15,318,324
2024	12,018,371
2025	9,357,237
2026	7,888,419
2027	7,237,779
Thereafter	18,646,473

Total minimum lease payments	70,466,603
Less discounted cash flows	17,540,981

Present value of minimum lease payments	$52,925,622

9.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	December 31,	December 31,
	2022	2021
Accounts payable	$16,808,557	$7,515,566
Accrued liabilities	3,463,066	2,255,074
Total	$20,271,623	$9,770,640

10.Loans payable:

(a)	Bank loans:

	TMS
	Device	Credit	Promissory
	Loans (i)	Facility (ii)	notes (iii)	Total
Total, December 31, 2021	$54,149	$13,512,484	$—	$13,566,633
Short Term	39,723	474,269	—	513,992
Long Term	$14,426	$13,038,215	$—	$13,052,641

Total, December 31, 2022	$201,345	$52,036,483	$166,325	$52,404,153
Short Term	141,066	2,214,175	21,094	2,376,335
Long Term	$60,279	$49,822,308	$145,231	$50,027,818

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

10.Loans payable (continued):

	TMS
	Device	Credit	Promissory
	Loans (i)	Facility (ii)	notes (iii)	Total

Total, December 31, 2021	$54,149	$13,512,484	$—	$13,566,633
Additions through business combinations (note 5(b))	244,522	—	157,296	401,818
Proceeds from bank loans	—	55,000,000	—	55,000,000
Repayment of bank loans	(107,789)	(13,589,985)	—	(13,697,774)
Interest expense	10,463	4,446,859	9,029	4,446,351
Interest paid	—	(3,365,466)	—	(3,365,466)
Conversion instrument	—	(892,950)	—	(892,950)
Capitalized financing costs	—	(3,074,459)	—	(3,074,459)
Total, December 31, 2022	$201,345	$52,036,483	$166,325	$52,404,153

Undiscounted cash flows for bank loans as at December 31, 2022, inclusive of principal, interest and conversion options are as follows:

	TMS
	Device	Credit	Promissory
	Loans (i)	Facility (ii)	notes (iii)	Total

2023	$152,627	$5,741,611	—	$5,894,238
2024	60,247	5,658,909	—	5,719,156
2025	2,097	5,646,131	237,972	5,886,200
2026	—	31,270,777	—	31,270,777
2027	—	39,776,026	—	39,776,026
Thereafter	—	—	—	—
Total cash payments	$214,971	$88,093,454	$237,972	$88,546,397

(i)	TMS Device loans

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

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

10.Loans payable (continued):

During the year ended December 31, 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These TMS device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and matured during the year ended December 31, 2021. There are no covenants associated with these loans. The loans were repaid during the year ended December 31, 2021.

During the year ended December 31, 2022, the Company assumed loans as part of the Success TMS Acquisition from three separate financing companies for the purchase of TMS devices. These TMS device loans bear an average interest rate of 9.3% with average monthly blended interest and capital payments of $1,538 and mature during the years ending December 31, 2023 to December 31, 2025. There are no covenants associated with these loans.

During the year ended December 31, 2022, the Company repaid TMS device loans totalling $107,789 (December 31, 2021 - $62,036; December 31, 2020 – $84,634).

(ii)	Madryn Credit Facility

On July 14, 2022, the Company entered into a credit agreement in respect of the Madryn Credit Facility (the “Madryn Credit Agreement”). The Madryn Credit Facility provided the Company with a $55,000,000 term loan (the “Term Loan”) that was funded at closing on July 14, 2022, with an option to draw up to an additional $20,000,000 in a single draw at any time on or prior to December 31, 2024 for the purposes of funding future mergers and acquisition activity. As at December 31, 2022, all amounts borrowed under the Madryn Credit Facility bore interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5% (see note 25 – Subsequent Events). The Madryn Credit Facility matures over 63 months and provides for four years of interest-only payments. The initial principal balance of $55,000,000 is due in five equal 3 month installments beginning on September 30, 2026. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Madryn Credit Facility. The carrying amount of the Madryn Credit Facility as at December 31, 2022 is $52,036,483 (December 31, 2021 – nil; December 31, 2020 – nil). Transaction costs of $3,074,459 were incurred and are deferred over the term of the Madryn Credit Facility. Amortization of deferred transaction costs for the year ended December 31, 2022 was $358,754 (December 31, 2021 – nil; December 31, 2020 – nil) and was included in interest expense.

The terms of the Madryn Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, consolidated minimum revenue and minimum liquidity covenants that became effective September 30, 2022 and July 14, 2022, respectively. In addition, the Madryn Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness outside of what is permitted under the Madryn Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. The Madryn Credit Agreement also includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control. The Madryn Credit Facility also requires the Company to deliver to Madryn annual audited financial statements that do not contain any going concern note. As at December 31, 2022, the Company was in compliance with all covenants as a result of the amendments to the covenants signed with Madryn in December 2022. See also note 25 – Subsequent Events.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

10.Loans payable (continued):

In accordance with the terms of the Madryn Credit Agreement, the Company has issued conversion instruments (each, a “Conversion Instrument”) to Madryn and certain of its affiliated entities that provide the holders thereof with the option to convert up to $5,000,000 of the outstanding principal amount of the Term Loan into common shares of the Company at a price per share equal to $1.90, subject to customary anti-dilution adjustments. See note 12(d) and note 25(c).

On July 14, 2022, the Company used $15,446,546 of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Oxford Credit Facility amounting to $14,838,546, as well as prepayment fees and legal fees incurred amounting to $608,000, and terminated the Oxford Credit Facility. The termination of the Oxford Credit Facility resulted in a loss on extinguishment of $1,831,917. In addition, the Company used $15,154,845 of proceeds from the Madryn Credit Facility to repay various loans previously held by Success TMS, resulting in a loss on extinguishment of $500,000.

(iii)	Promissory notes:

On July 14, 2022, the Company assumed two promissory notes in connection with the Success TMS Acquisition totaling $200,000. The promissory notes bear interest at a rate of 5% per annum and have a maturity date of December 31, 2025. Upon acquisition, the two promissory notes were fair valued using an interest rate of 12%. The carrying value of these promissory notes as at December 31, 2022 is $166,325 (December 31, 2021 – nil). Interest expense for the year ended December 31, 2022 was $9,030 (December 31, 2021 – nil). During the year ended December 31, 2022, the Company repaid promissory notes totalling nil (December 31, 2021 – nil).

(b)	Non-controlling interest loans:

	December 31,	December 31,
	2022	2021
Non-controlling interest loans	$94,136	$85,214

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at a rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities.

(c)	Forgiveness of loan payable:

During the year ended December 31, 2020, the Company entered into a promissory note with U.S. Bank National Association, evidencing an unsecured loan in the amount of $3,080,760 (the “PPP Loan”) made to the Company under the U.S. Paycheck Protection Program (the “PPP”). The PPP is a program organized by the U.S. Small Business Administration established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).The PPP Loan had average blended interest and capital payments of $172,145 and was due to mature on January 23, 2023. Payments were deferred for the first 16 months under the PPP Loan with the first interest payment due on August 23, 2021. During the year ended December 31, 2021, as authorized by Section 1106 of the CARES Act, the U.S. Small Business Administration forgave the amount loaned as well as all accrued interest. As a result of the forgiveness of the PPP Loan, all previously net accrued interest in the amount of $47,836 and the principal balance of $3,080,760 had been recorded as a gain in the consolidated statements of net loss and comprehensive loss.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

11.Shareholder loan:

On July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation of Success TMS to repay a promissory note to Benjamin Klein, who is a significant shareholder, officer and director of the Company. The promissory note totals $2,090,264 and bears interest at a rate of 10% per annum and matures on May 1, 2024. Upon acquisition, the promissory note was fair valued using an interest rate of 12%. The carrying value of the shareholder loan as at December 31, 2022 is $2,112,438 (December 31, 2021 – nil; December 31, 2020 – nil). Interest expense for the year ended December 31, 2022 was $117,667 (December 31, 2021 – nil; December 31, 2020 – nil). During the year ended December 31, 2022, the Company repaid $84,208 of the shareholder loan (December 31, 2021 – nil; December 31, 2020 – nil).

Undiscounted cash flows for the shareholder loan as at December 31, 2022, inclusive of principal and interest, are as follows:

Total
2023	$209,026
2024	2,246,063
2025	—
2026	—
2027	—
Thereafter	—
Total cash payments	2,455,089

The Company has obligations to make periodic interest payments on the shareholder loans. The delay of such payments may result in potential defaults under the promissory note agreements.

12.	Other payables:
(a)	Oxford warrants:

	December 31,	December 31,
	2022	2021
Oxford warrants	$6,567	$44,997

As consideration on entering into the Oxford Credit Facility which was terminated on July 14, 2022 (note 10(a) (ii)), the Company issued 51,307 common share purchase warrants to Oxford, each exercisable for one common share of the Company at an exercise price of C$11.20 per common share, expiring on December 31, 2025.

As the exercise price is denoted in a different currency than the Company’s functional currency, the lender warrants are recorded as a financial liability in other payables on the consolidated statements of financial position. As at December 31, 2022, the value of the lender warrants was $6,567 (December 31, 2021 – $44,997).

The change in fair value of the lender warrants during the year ended December 31, 2022 was a decrease of $38,430  (December 31, 2021 – a decrease of $205,894) and was recorded in corporate, general and administrative expenses.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

12.	Other payables (continued):
(b)	Deferred share units:

	December 31,	December 31,
	2022	2021
Deferred share units	$578,061	$205,337

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

As the DSUs are cash-settled, the DSUs are recorded as cash-settled share-based payments and a financial liability has been recognized on the consolidated statements of financial position. During the year ended December 31, 2022, 246,610 DSUs were granted (December 31, 2021 – 48,491) at a value of $580,000 (December 31, 2021– $357,885). As at December 31, 2022, the value of the financial liability attributable to the DSUs was $578,061 (December 31, 2021 - $205,337). For the year ended December 31, 2022, the Company recognized an expense of $372,724 (December 31, 2021 - $205,337) in corporate, general and administrative expenses related to the DSUs.

(c)	Performance share units:

	December 31,	December 31,
	2022	2021
Performance share units	$44,753	$97,853

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

Based on future projections with respect to the performance vesting conditions of the PSUs, the Company estimates that 23,188 PSUs will vest on the Vesting Date (December 31, 2021 – 23,188).

As at December 31, 2022, the value of the financial liability attributable to the PSUs is $44,753 (December 31, 2021 - $97,853).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

12.	Other payables (continued):

As at December 31, 2022, the Company has not issued any RSUs under the Equity Incentive Plan (December 31, 2021 – nil).

The change in fair value of the PSUs during the year ended December 31, 2022 was a decrease of $53,100 (December 31, 2021 – an increase of $97,853) and was recorded in corporate, general and administrative expenses.

(d)	Conversion instruments:

	December 31,	December 31,
	2022	2021
Conversion instruments	$1,605,429	$—

On July 14, 2022, in connection with the Madryn Credit Facility, the Company issued the Conversion Instruments to Madryn and certain of its affiliated entities. The Conversion Instruments provide the holders thereof with the option to convert up to an aggregate of $5,000,000 of the outstanding principal amount of the Term Loan into common shares of the Company at a price per share equal to $1.90, subject to customary anti-dilution adjustments. See note 10(a)(ii) and note 25(c).

The embedded derivative in relation to the Conversion Instruments were fair valued using the finite difference valuation method and are recorded as a financial liability in other payables on the consolidated statements of financial position. On inception, the aggregate value of the Conversion Instruments were $892,950. As at December 31, 2022, the aggregate value of the Conversion Instruments were $1,605,429 (December 31, 2021 – nil).

The change in fair value of the Conversion Instruments during the year ended December 31, 2022 was an increase of $712,479 (December 31, 2021 – nil) and was recorded in corporate, general and administrative expenses.

13.	Deferred and contingent consideration:

	December 31,	December 31,
	2022	2021
Deferred and contingent consideration	$1,000,000	$1,250,000

(a)	Achieve TMS East/Central:

The deferred and contingent consideration payable balance related to the Achieve TMS East/Central Acquisition as at December 31, 2021 was $1,250,000, made up of an estimated nil earn-out payable and $1,250,000 in restricted cash that was held in an escrow account, subject to finalization of the escrow conditions (see note 5(a)). During the year ended December 31, 2022, $250,000 of the restricted cash held in escrow was released to the vendors in accordance with the terms of the membership interest purchase agreement.

As at December 31, 2022, the deferred and contingent consideration in relation to the Achieve TMS East/Central Acquisition was $1,000,000 (December 31, 2021 – $1,250,000).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

13.	Deferred and contingent consideration (continued):

(b)	Achieve TMS West:

As at December 31, 2020, the earn-out in relation to the acquisition (the “Achieve TMS West Acquisition”) of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS West”) was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 common shares to the vendors on March 26, 2021. Of the remaining $7,223,630 of earn-out payable, $2,780,590 was paid in cash on March 26, 2021.

Certain vendors agreed to defer $4,443,040 of the cash earn-out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000 which was to be made concurrently with the deferred cash payment.

Of the $1,274,402 of deferred consideration held in escrow in connection with the Achieve TMS West Acquisition, $224,402 was paid during the year ended December 31, 2020. The remaining $1,050,000 of deferred consideration at December 31, 2020 held in an escrow account was finalized as all escrow conditions had been satisfied. On March 26, 2021, the amount held in escrow as part of the Achieve TMS West Acquisition was released in accordance with the membership interest purchase agreement.  The deferred cash payment and the remaining contingent consideration were paid in full to the vendors on June 28, 2021.

As at December 31, 2022, the deferred and contingent consideration in relation to the Achieve TMS West Acquisition was nil (December 31, 2021 – nil).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

14.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2022, December 31, 2021, and December 31, 2020, there were nil preferred shares issued and outstanding.

		Total
	Number	amount
December 31, 2019	11,683,689	$50,185,756
Common share issuances:
Public offering	1,818,788	9,943,886

December 31, 2020	13,502,477	60,129,642
Common share issuances:
Settlement of contingent consideration in shares	231,011	3,095,799
Private placement	2,353,347	23,221,195
Public offering	1,707,750	11,886,677
Exercise of stock options	5,500	46,875
Exercise of broker warrants	1,800	28,729

December 31, 2021	17,801,885	$98,408,917
Common share issuances:
Success TMS Acquisition issuance	11,634,660	15,711,445

December 31, 2022	29,436,545	$114,120,362

The following common shares were issued during the year ended December 31, 2022:

(a)	On July 14, 2022, the Company completed the Success TMS Acquisition (see note 5(b)). The Company issued as purchase consideration 11,634,660 common shares at a value of $1.35 per common share for a total value of $15,711,445.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

14.	Common shares (continued):

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

(b)

On June 14, 2021, the Company issued a total of 2,353,347 common shares at an offering price of $10.00 per common share in connection with a non-brokered private placement of common shares for aggregate gross proceeds of $23,533,470 (the “2021 Private Placement”). The Company incurred transaction costs of $312,275 which was recorded as a reduction in equity.

(c)

On September 27, 2021, the Company issued a total of 1,707,750 common shares at an offering price of $7.75 per common share in connection with a bought deal public offering of common shares for aggregate gross proceeds of $13,235,062. The Company incurred transaction costs of $1,348,385 which was recorded as a reduction in equity.

(d)	During the year ended December 31, 2021, the Company issued a total of 1,800 common shares upon the exercise of broker warrants (see note 15(a)).
(e)	During the year ended December 31, 2021, the Company issued a total of 5,500 common shares upon the exercise of vested stock options.

The following common shares were issued during the year ended December 31, 2020:

(a)	On May 21, 2020, the Company issued a total of 1,818,788 common shares at an offering price of C$8.25 per common share in connection with a public offering of common shares for aggregate gross proceeds of $10,767,589 (C$15,005,001) and incurred transaction costs of $823,703 which was recorded as a reduction in equity.

15.	Contributed surplus:

Contributed surplus is comprised of share-based compensation and broker warrants.

(a)	Share-based compensation – stock options:

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

The maximum number of common shares reserved for issuance, in the aggregate, under the Equity Incentive Plan is 10% of the aggregate number of common shares outstanding, provided that the maximum number of RSUs and PSUs shall not exceed 5% of the aggregate number of common shares outstanding. As at December 31, 2022 this represented 2,943,655 common shares (December 31,2021 – 1,780,188; December 31, 2020 – 1,350,248).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

15.Contributed surplus (continued):

As at December 31, 2022, 764,667 stock options are outstanding (December 31, 2021 – 897,500; December 31, 2020 – 736,500). The stock options have an expiry date of ten years from the applicable date of issue. The Company has not issued any RSUs or equity-settled PSUs under the Equity Incentive Plan.

		Weighted
	Number of	average
	stock options	exercise price
Outstanding as at December 31, 2019	599,634	$6.80
Granted	159,500	9.45
Exercised	—	—
Forfeited	(22,634)	(7.50)

Outstanding as at December 31, 2020	736,500	$7.35
Granted	186,500	14.16
Exercised	(5,500)	(5.23)
Forfeited	(20,000)	(12.62)

Outstanding as at December 31, 2021	897,500	$8.66
Forfeited	(132,833)	(11.59)

Outstanding as at December 31, 2022	764,667	$8.15

The weighted average contractual life of the outstanding options as at December 31, 2022 was 4.8 years (December 31, 2021 – 6.6 years; December 31, 2020 – 6.4 years).

The total number of stock options exercisable as at December 31, 2022 was 642,466 (December 31, 2021 – 603,567; December 31, 2020 – 546,367).

During the year ended December 31, 2022, the Company recorded a total share-based options compensation expense of $347,787 (December 31, 2021 - $879,439; December 31, 2020 - $591,384).

There were no stock options granted during the year ended December 31, 2022.

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

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

15.Contributed surplus (continued):

(iii)	The fair value of the stock options granted on August 5, 2021 was estimated to be $5.72 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.01% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 5.15% and an annual risk-free interest rate of 1.23%.
(iv)	The fair value of the stock options granted on November 9, 2021 was estimated to be $4.38 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 44.34% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 5.15% and an annual risk-free interest rate of 1.46%.

The following stock options were granted during the year ended December 31, 2020:

(i)	The fair value of the stock options granted on February 3, 2020 was estimated to be $5.50 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.12% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.02%.

As at December 31, 2022, the total compensation cost not yet recognized related to options granted is approximately $190,536 (December 31, 2021 - $926,317; December 31, 2020 –  $530,357) and will be recognized over the remaining average vesting period of 0.69 years (December 31, 2021 – 1.74 years; December 31, 2020 – 0.56 years).

(b)	Broker warrants:

		Weighted
	Number of	average
	broker warrants	exercise price
Outstanding as at December 31, 2019	213,638	$11.10
Expired	(100,729)	10.00

Outstanding as at December 31, 2020	112,909	$12.07
Exercised	(1,800)	(12.07)
Expired	(111,109)	(12.07)

Outstanding as at December 31, 2021	—	$—

Outstanding as at December 31, 2022	—	$—

There were no broker warrants issued during the years ended December 31, 2022, December 31, 2021 or December 31, 2020.

The weighted average contractual life of the outstanding broker warrants as at December 31, 2022 was nil years (December 31, 2021 – nil years; December 31, 2020 - 0.4 years).

The total number of broker warrants exercisable as at December 31, 2022 was nil (December 31, 2021 – nil; December 31, 2020 – 112,909).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

15.Contributed surplus (continued):

The aggregate fair value of the broker warrants outstanding as at December 31, 2022 was nil (December 31, 2021 – nil; December 31, 2020 - $355,660).

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

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the year ended December 31, 2022, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $567,606 (December 30, 2021 – $563,630; December 30, 2020 – $402,685).

18.	Income taxes:
(a)	Numerical reconciliation of income tax expense:

As at December 31, 2022, the Company has approximately $102,239,000  of U.S. non-capital loss carry-forward available to reduce future years’ taxable income of which $6,029,000 will expire between 2030 and 2036. The remainder will be carried forward indefinitely.

The Company’s provision for income taxes is reconciled as follows:

	December 31,	December 31,	December 31,
	2022	2021	2020
Accounting Net Loss before income tax - Greenbrook TMS	$(61,726,474)	$(24,751,488)	$(29,663,540)
Accounting Net Loss before income tax - non-controlling interest	(698,265)	(108,430)	(739,181)
Accounting Net Loss before income tax	$(62,424,739)	$(24,859,918)	$(30,402,721)

Income tax provision at statutory rate 25.18% (December 31, 2021 - 25.38%, December 31, 2020 – 25.75%)	$(15,718,549)	$(6,309,447)	$(7,828,701)
Non-controlling interest	175,823	27,520	190,339
Non-deductible expenses and other permanent differences	20,207	(786,853)	(4,202)
Future rate differential	205,770	563,948	(20,880)
Change in unrecognized deferred tax assets	15,316,749	6,504,832	7,663,444
Income tax expense at effective rate	$—	$—	$—

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

18.	Income taxes (continued):
(b)	Deferred tax asset/liability:

Deferred tax assets and liabilities recognized in the consolidated statements of financial position relate to the following:

	December 31,	December 31,
	2022	2021
Book value in excess of tax costs	$(911,686)	$(334,167)
Property, plant and equipment	911,686	334,167
Net deferred tax assets (liabilities)	$—	$—

The following temporary differences have not been recognized in the Company’s consolidated financial statements:

	December 31,	December 31,
	2022	2021
Non-capital loss carry-forward	98,618,164	59,623,930
Other, including share-based compensation	13,607,463	13,727,524
Intangible assets	30,115,386	9,533,145
Unrecognized total deferred tax assets	$142,341,013	$82,884,599

19.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The Company has Level 1 financial instruments which consists of cash, restricted cash, accounts receivable and accounts payable and accrued liabilities which approximate their fair value given their short-term nature. The Company also has lender warrants, DSUs and PSUs that are considered Level 2 financial instruments (see note 12). The Company has contingent consideration (note 5) and Conversion Instruments (note 12) that are considered Level 3 financial instruments.

The carrying value of the loans payable, shareholder loan and finance lease obligations approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position and the market rates of interest is insignificant.

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

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

19.	Risk management arising from financial instruments (continued):

The Company’s aging schedule in respect of its accounts receivable balance as at December 31, 2022 and December 31, 2021 is provided below:

	December 31,	December 31,
Days since service delivered	2022	2021
0 - 90	$7,341,725	$5,572,950
91 - 180	2,666,631	1,278,967
181 - 270	2,024,644	1,923,364
270+	1,865,305	2,222,108
Total accounts receivable	$13,898,305	$10,997,389

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

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to changes in interest rates on its cash and certain long-term debt. As at December 31, 2022, the Madryn Credit Facility (see note 10(a)(ii)) bore interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. A 1% increase in interest rates would result in a $2,522,373 increase to interest expense on the consolidated statements of net loss and comprehensive loss over the term of the Madryn Credit Facility. See also note 25 – Subsequent Events.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

20.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity, including contributed surplus and deficit, as well as loans payable.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital, capital expenditures and finance service debt obligations. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process and on an ongoing basis, periodically evaluates its estimated cash requirements to fund working capital requirements of existing operations. Based on this and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has the sufficient capital or needs to obtain additional capital.

21.	Related party transactions:
(a)	Compensation of key management personnel:

The Company transacts with key individuals from management who have authority and responsibility to plan, direct and control the activities of the Company. Key management personnel are defined as the executive officers of the Company, including the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Marketing Officer and the Senior Vice President of Operations.

	December 31,	December 31,	December 31,
	2022	2021	2020
Salaries and bonuses	$1,921,684	$2,416,964	$1,973,250
Share-based compensation	60,476	310,806	192,160
Performance share units	(53,100)	97,853	—
Total	$1,929,060	$2,825,623	$2,165,410

(b)	Transactions with significant shareholder - Greybrook Health :

As at December 31, 2022, nil is included in accounts payable and accrued liabilities for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health in the ordinary course of business (December 31, 2021 – nil). These amounts were recorded at their exchange amount, being the amount agreed to by the parties.

During the year ended December 31, 2022, the Company recognized $9,581 in corporate, general and administrative expenses (December 31, 2021 -$141,878) related to transactions with Greybrook Health.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

21.Related party transactions (continued):

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

See also note 25 – Subsequent Events.

(b)	Transactions with the significant shareholder, officer and director – Benjamin Klein

During the year ended December 31, 2022, the Company recognized $10,801 in corporate, general and administrative expenses (December 31, 2021 – nil) for amounts payable for employment services rendered and other related costs incurred by Benjamin Klein in the ordinary course of business.

As at December 31, 2022, nil is included in accounts payable and accrued liabilities for amounts payable for travel expenses and other related costs incurred by Benjamin Klein in the ordinary course of business.

(c)	Loan from significant shareholder, officer and director – Benjamin Klein

On July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation to repay a promissory note to Benjamin Klein, who is a significant shareholder, officer and director of the Company. The promissory note totals $2,090,264 and bears interest at a rate of 10% per annum and matures on May 1, 2024. See note 11.

22.	Basic and diluted loss per share:

	December 31,	December 31,	December 31,
	2022	2021	2020
Net loss attributable to the common shareholders of:
Greenbrook TMS	$(61,726,474)	$(24,751,487)	$(29,663,540)

Weighted average common shares outstanding:
Basic and diluted	23,235,655	15,423,870	12,799,876

Loss per share:
Basic and diluted	$(2.66)	$(1.60)	$(2.32)

For the year ended December 31, 2022, the effect of 764,667 options (December 31, 2021 – 897,500; December 31, 2020 – 736,500), 51,307 lender warrants (December 31, 2021 – 51,307; December 31, 2020 – 51,307) and nil broker warrants (December 31, 2021 – nil; December 31, 2020 – 112,909) have been excluded from the diluted calculation because this effect would be anti-dilutive.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

23.	Non-controlling interest:

As a result of operating agreements with non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s consolidated financial results.

The following table summarizes the Company’s non-wholly owned entities incorporated during the reporting or comparative periods:

	Year	Ownership
Name	incorporated	interest
Greenbrook TMS Tampa LLC	2020	80%

The following summarizes changes in the Company’s non-wholly owned entities during the reporting or comparative periods:

(a)	On August 1, 2022, the Company acquired a portion of the non-controlling ownership interest in TMS NeuroHealth Centers Rockville LLC for $500,000. As at December 31, 2022, the Company has an ownership interest of 100% of TMS NeuroHealth Centers Rockville LLC.
(b)	Due to growth in Greenbrook TMS St. Louis LLC, on November 15, 2021, minority partners contributed capital of $87,000 to maintain a 20% ownership interest.
(c)	On September 23, 2021, a minority partner acquired a portion of the previously wholly-owned ownership interest in Greenbrook TMS Michigan LLC for $60,000. As at December 31, 2021, the Company has an ownership interest of 100% of Class A units and 85% of Class B units of Greenbrook TMS Michigan LLC.
(d)	On July 28, 2021, the Company acquired a portion of the non-controlling ownership interest in Greenbrook TMS St. Louis LLC for $208,411. As at December 31, 2021, the Company has an ownership interest of 80% of Greenbrook TMS St. Louis LLC.
(e)	On December 23, 2020, the Company acquired a portion of the non-controlling ownership interest in Greenbrook TMS Cleveland LLC for $51,440 for the forgiveness of certain debts owed to the Company and the termination of the transition service agreement signed with the former minority partner. As at December 31, 2020, the Company has an ownership interest of 88.24% of Class A units and 85.73% of Class B units of Greenbrook TMS Cleveland LLC.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

23.	Non-controlling interest (continued):

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities as at December 31, 2022, December 31, 2021 and December 31, 2020:

	December 31,	December 31,	December 31,
	2022	2021	2020
Cash	$580,056	$1,885,606	$2,258,199
Accounts receivable, net	4,389,076	6,374,010	6,326,473
Prepaid expenses and other	483,082	345,239	273,295
Property, plant and equipment	1,085,006	1,013,161	926,243
Right-of-use assets	9,124,023	9,939,726	9,445,773
Account payable and accrued liabilities	1,666,756	993,848	1,184,246
Lease liabilities	10,008,346	10,588,519	9,822,224
Loans payable	15,262,520	12,431,803	9,998,536
Shareholder's equity (deficit) attributable to the shareholders of Greenbrook TMS	(9,023,100)	(3,718,322)	(1,382,465)
Shareholder's equity (deficit) attributable to non-controlling interest	(1,240,632)	(542,367)	(433,937)
Distributions paid to non-controlling interest	(1,838,380)	(1,518,130)	(1,010,130)
Partnership buyout	(496,659)	—	—
Subsidiary investment by non-controlling interest	—	270,885	45,716
Historical subsidiary investment by non-controlling interest	1,322,392	1,051,507	1,005,791

The following table summarizes the aggregate financial information for the above-noted entities for the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	December 31,	December 31,	December 31
	2022	2021	2020
Revenue	$23,126,027	$25,429,479	$20,119,714
Net (loss) income attributable to the shareholders of Greenbrook TMS	(3,934,970)	(2,019,797)	(3,128,682)
Net (loss) income attributable to non-controlling interest	(698,265)	(108,430)	(739,181)

24.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	December 31,	December 31,	December 31,
	2022	2021	2020
Salaries and bonuses	$16,651,595	$12,278,518	$9,798,901
Marketing expenses	10,807,453	6,765,806	6,446,798
Total	$27,459,048	$19,044,324	$16,245,699

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

24.	Expenses by nature (continued):

The components of the Company’s corporate, general and administrative expenses include the following:

	December 31,	December 31,	December 31,
	2022	2021	2020
Salaries and bonuses	$16,185,688	$13,145,385	$10,195,949
Marketing expenses	628,145	623,560	1,030,196
Professional and legal fees	2,870,499	3,435,653	2,603,597
Computer supplies and software	2,342,103	1,386,318	859,100
Transaction costs (note 5)	1,265,225	426,006	—
Travel, meals and entertainment	275,254	211,704	165,217
Conversion instrument	712,479	—	—
Deferral payment expense (note 13)	—	300,000	—
Insurance	879,401	569,471	128,281
Other	1,077,909	568,857	163,021
Total	$26,236,703	$20,666,954	$15,145,361

The deferral payment expense of $300,000 that was recognized during the year ended December 31, 2021 relates to cash consideration payable to certain vendors who agreed to defer $4,443,040 of the cash earn-out consideration owed as part of the Achieve TMS West Acquisition. This amount was paid in full on June 28, 2021 (see note 13).

25.Subsequent events:

(a)	Restructuring Plan

On March 6, 2023, the Company announced that it is embarking on a comprehensive restructuring plan that aims to strengthen the Company by leveraging its scale to further reduce complexity, streamlining its operating model and driving operational efficiencies to achieve profitability.

As part of this Restructuring Plan, the Company plans to decrease its operating footprint by closing 50 TMS Centers, allowing management to focus on the remaining 133 TMS Centers. The remaining TMS Centers will continue clinical TMS offerings and a select and growing number of TMS Centers will continue offering Spravato® (esketamine nasal spray) therapy.

(b)	Toronto Stock Exchange Delisting

On February 27, 2023, the Company announced that it had applied and received approval for a voluntary delisting (the “Delisting”) of the Company’s common shares from the Toronto Stock Exchange (the “TSX”). The Delisting was made effective following the close of markets on March 13, 2023.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

25.Subsequent events (continued):

(c)	Subsequent Debt Financing

On February 7, 2023, February 23, 2023, and March 24, 2023, the Company announced it received an aggregate of $7,750,000 in debt financings from Madryn and certain significant shareholders and management of the Company (collectively, the “Subsequent Debt Financing”). The Subsequent Debt Financing was obtained to satisfy short-term cash requirements, and the amendments to the Credit Facility with Madryn were also effected to amend the Company’s minimum liquidity covenant.

(i)Additional Loans under Madryn Credit Facility

In February and March 2023, the Company entered into four amendments to the Madryn Credit Facility, whereby Madryn and its affiliated entities extended four additional tranches of debt financing to the Company in an aggregate principal amount of $6,000,000 (the “New Loans”). The terms and conditions of the New Loans are consistent with the terms and conditions of the Company’s existing aggregate $55,000,000 term loan under the Madryn Credit Facility (the “Existing Loan”) in all material respects.

As part of the amendments, commencing March 31, 2023, all advances under the Madryn Credit Facility (including the New Loans) will cease to accrue interest using the LIBOR benchmark plus 9.0% and instead will accrue interest using the 3-month Term Secured Overnight Financing Rate (“SOFR”) benchmark plus 0.10%. Madryn was also granted the right to appoint one observer to the board of directors of the Company.

The New Loans also provide Madryn with the option to convert up to approximately $546,000 of the outstanding principal amount of the New Loans into common shares of the Company (the “Madryn Conversion Instruments”) at a conversion price per share equal to $1.90 (the “Madryn Conversion Price”), subject to customary anti-dilution adjustments. The Madryn Conversion Instruments correspond to the conversion provisions for the Existing Loan, which provide Madryn with the option to convert up to $5,000,000 of the outstanding principal amount of the Existing Loan into common shares of the Company at the Madryn Conversion Price.

(ii)	Waiver for Madryn Credit Facility

On February 21, 2023 and March 20, 2023, the Company received a waivers from Madryn with respect to the Company's non-compliance with the Minimum Liquidity Covenant until March 27, 2023.

(iii)	Additional Financing from Significant Shareholders and Management

In conjunction with the New Loans and as part of the Subsequent Debt Financing, the Company entered into a note purchase agreement with certain significant shareholders (including Greybrook Health) and management of the Company (collectively, the “Noteholders”) whereby the Company issued an aggregate principal amount of $1,750,000 of unsecured notes to the Noteholders for gross proceeds to the Company of $1,750,000. The unsecured notes bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of (a) September 30, 2027; (b) at the election of the Noteholders upon a change of control; (c) upon the occurrence of an event of default and acceleration by the Noteholders; (d) or the date on which the loans under the Madryn Credit Facility are repaid.

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

25.Subsequent events (continued):

In conjunction with the issuance of the unsecured notes to Greybrook Health, the Company granted Greybrook Health an option to convert up to $1.0 million of the outstanding principal amount of the Notes held by Greybrook Health into common shares of the Company at a conversion price per share equal to 85.0% of the volume-weighted average trading price of the common shares of the Company on the Nasdaq for the five trading days immediately preceding the date of conversion (the “Greybrook Conversion Price”), subject to customary anti-dilution adjustments and conversion limitations required by Nasdaq (the “Greybrook Conversion Instrument”).

As additional consideration for the purchase of the Notes by Greybrook Health, the Company issued 135,870 common share purchase warrants to Greybrook Health (the “Greybrook Warrants”). Each Greybrook Warrant will be exercisable for one common share of the Company at an exercise price of $1.84, subject to customary anti-dilution adjustments. The Greybrook Warrants will expire five years from the date of issuance.

(d)	Private Placement of Common Shares

On March 23, 2023, the Company completed a non-brokered private placement of 11,363,635 common shares of the Company at a price of $0.55 per share (“Private Placement”), for aggregate gross proceeds to the Company of approximately $6,250,000. The Private Placement included investments by Madryn, together with certain of the Company’s other major shareholders, including Greybrook Health and affiliates of Masters Special Situations LLC. In connection with the Private Placement, all investors received customary registration rights.

(e)	Gong Concern Amendment

The Madryn Credit Agreement contains affirmative covenants that require the Company to deliver, on or prior to March 31, 2023, audited financial statements for the fiscal year ended December 31, 2022 (the “Financial Statements”), accompanied by a report and opinion of an independent certified public accountant which is not subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit (together, the “Reporting Requirements”). On March 31, 2023, the Company entered into an amendment with Madryn with respect to the Company’s non-compliance with the Reporting Requirements. Pursuant to the amendment, Madryn has waived any default related to the Reporting Requirements until April 28, 2023.

(f)	TMS Device Supply Arrangement with Neuronetics

In January 2023, the Company and Neuronetics jointly announced an expanded commercial partnership through year end 2028. Under the amended and restated master sales agreement between the Company and Neuronetics, dated as of January 17, 2023 (as amended by an amending agreement dated March 16, 2023), (the “Neuronetics Agreement”), Neuronetics will be the exclusive supplier of TMS Devices to the Company. Over time, Neuronetics’ NeuroStar TMS Devices will replace competitive TMS Devices at the Company’s Treatment Centers. The parties also expect to work jointly to grow, through co-branding and co-marketing programs, enhanced patient and clinician awareness, improved patient access to care, and collaboration on product development and publications. The Neuronetics Agreement also contains minimum purchase commitments, and all treatment session purchases will convert to a “per-click” consumable model.

On March 31, 2023, the Company and Neuronetics agreed to convert the Company’s outstanding account balance payable to Neuronetics for the supply of TMS Devices and treatment sessions to the Company from Neuronetics in the amount of approximately $5.7 million (as of December 7, 2022) (the “December Outstanding Balance”), together with Neuronetics’ out-of-pocket transaction costs, into a $6.0 million secured promissory note (the “Neuronetics Note”).

GREENBROOK TMS INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

25.Subsequent events (continued):

All amounts borrowed under the Neuronetics Note will bear interest at a rate equal to the sum of (a) the floating interest rate of daily secured overnight financing rate as administered by the Federal Reserve Bank of New York on its website, plus (b) 7.65%. The Neuronetics Note matures on March 31, 2027.

Pursuant to the terms of the Neuronetics Note, in the event of an event of default under the Neuronetics Note, Greenbrook will be required to issue common share purchase warrants (the “Neuronetics Warrants”) to Neuronetics equal to (i) 200% of the unpaid amount of any delinquent amount or payment due and payable under the Neuronetics Note, together with all outstanding and unpaid accrued interest, fees, charges and costs, divided by (ii) the exercise price of the Neuronetics Warrants, which will represent a 20% discount to the 30-day volume-weighted average closing price of the Company’s common shares traded on Nasdaq prior to the date of issuance (subject to any limitations that may be required by Nasdaq).

Under the Neuronetics Agreement and the Neuronetics Note, the Company has granted Neuronetics a security interest in all of the Company’s assets. Additionally, under the Neuronetics Agreement, the Company is required to pay all costs to relocate the TMS Devices supplied by Neuronetics from the Treatment Centers that are closed in connection with the Restructuring Plan and install such TMS Devices in the Company’s Treatment Centers that remain open.

In connection with the entry into the Neuronetics Note, the Company concurrently entered into an amendment to the Madryn Credit Agreement pursuant to which the Company is permitted to incur the indebtedness under the Neuronetics Note.

ITEM 19EXHIBITS

1.1	Articles of Incorporation (incorporated by reference to Exhibit 4.1 to the Registrant’s S-8 Registration Statement filed with the SEC on March 30, 2021)

1.2	Articles of Amendment (No.1), effective September 28, 2018 (incorporated by reference to Exhibit 1.2 of the Registrant’s 20-F filed with the SEC on April 1, 2022)

1.3	Articles of Amendment (No.2), effective January 12, 2021 (incorporated by reference to Exhibit 99.2 to the Registrant’s 40-FR12B filed with the SEC on March 10, 2021)

1.4	Articles of Amendment (No.3), effective February 1, 2021 (incorporated by reference to Exhibit 99.1 to the Registrant’s 40-FR12B filed with the SEC on March 10, 2021)

1.5	Amended By-Laws (incorporated by reference to Exhibit 99.3 to the Registrant’s 40-FR12B filed with the SEC on March 10, 2021)

2.1	Description of Common Shares (incorporated by reference to Exhibit 2.3 of the Registrant’s 20-F filed with the SEC on April 1, 2022)

2.2	Form of Common Share Certificate (incorporated by reference to Exhibit 2.1 of the Registrant’s 20-F filed with the SEC on April 1, 2022)

2.3	Form of Oxford Warrant Certificate (incorporated by reference to Exhibit H of Exhibit 4.4. of the Registrant’s 20-F filed with the SEC on April 1, 2022)

2.4* ˄	Greybrook Warrant to Purchase Common Shares issued February 28, 2023

2.5* ˄	Common Share Conversion Instrument issued to Greybrook Health Inc. dated February 28, 2023

2.6

Form of Common Share Conversion Instrument issued to Madryn Asset Management, LP and its affiliated entities dated July 14, 2022 (incorporated by reference to Exhibit G to Exhibit 99.2 to the Registrant’s 6-K filed with the SEC on July 22, 2022)

4.1

Investor Rights Agreement, dated June 14, 2021, by and among Greenbrook TMS Inc. and 1315 Capital II, L.P., Greybrook Health Inc., Marlin Fund, Limited Partnership, Marlin Fund II, Limited Partnership, MSS GB SPV LP and the Other Purchasers from Time to Time Party Thereto (incorporated by reference to Exhibit 99.3 to the Registrant’s 6-K filed with the SEC on June 23, 2021)

4.2	Investor Rights Agreement between Greenbrook TMS Inc. and Benjamin Klein dated July 14, 2022 (incorporated by reference to Exhibit 99.4 to the Registrant’s 6-K filed with the SEC on July 22, 2022)

4.3* ˄	Registration Rights Agreement dated May 17, 2019 between Greenbrook TMS Inc. and 1315 Capital II, L.P.

4.4

Resale Registration Rights Agreement, dated June 14, 2021, by and among Greenbrook TMS Inc. and 1315 Capital II, L.P., Greybrook Health Inc., Marlin Fund, Limited Partnership, Marlin Fund II, Limited Partnership, MSS GB SPV LP and the Other Purchasers from Time to Time Party Thereto (incorporated by reference to Exhibit 99.4 to the Registrant’s 6-K filed with the SEC on June 23, 2021)

4.5

Resale Registration Rights Agreement, dated July 14, 2022, by and among Greenbook TMS Inc., Success Behavioral Holdings, LLC, Theragroup LLC, Benjamin Klein, Batya Klein and The Bereke Trust U/T/A dated 2/10/03 (incorporated by reference to Exhibit 99.5 to the Registrant’s 6-K filed with the SEC on July 22, 2022)

4.6

Registration Rights Agreement, dated March 23, 2023, by and among Greenbrook TMS Inc. and Greybrook Health Inc., Marlin Fund, Limited Partnership, Marlin Fund II, Limited Partnership, Madryn Health Partners II, LP and Madryn Health Partners II (Cayman Master), LP (incorporated by reference to Exhibit 99.3 to the Registrant’s 6-K filed with the SEC on March 24, 2023)

4.7*˄

Seventh Amendment to Credit Agreement, dated March 24, 2023, between Greenbrook TMS Inc. and Madryn Health Partners II (Cayman Master), LP and the Amended and Restated Credit Agreement between Greenbrook TMS Inc., certain subsidiaries of Greenbrook TMS Inc., Madryn Health Partners II (Cayman Master), LP and the lenders from time-to-time party thereto, dated July 14, 2022

4.8*

Eighth Amendment to Credit Agreement, dated March 31, 2023, between Greenbrook TMS Inc. and Madryn Health Partners II (Cayman Master), LP to the Amended and Restated Credit Agreement between Greenbrook TMS Inc., certain subsidiaries of Greenbrook TMS Inc., Madryn Health Partners II (Cayman Master), LP and the lenders from time-to-time party thereto, dated July 14, 2022

4.9

Membership Interest Purchase Agreement, dated May 15, 2022, by and among TMS NeuroHealth Centers Inc., Greenbrook TMS Inc., Check Five LLC, Success Behavioral Holdings LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (incorporated by reference to Exhibit 99.2 to the Registrant’s 6-K filed with the SEC on May 20, 2022, first filing)

4.10* ˄	Amended and Restated Master Sales Agreement, dated January 17, 2023, between Neuronetics, Inc. and TMS NeuroHealth Centers Inc.

4.11*	Amendment to Amended and Restated Master Sales Agreement, dated March 16, 2023, between Neuronetics, Inc. and TMS NeuroHealth Centers Inc.

4.12* ˄	Secured Promissory Note and Guaranty Agreement, dated March 31, 2023 between TMS NeuroHealth Centers Inc. and Neuronetics, Inc.

4.13+	Amended and Restated Omnibus Equity Incentive Plan, dated May 6, 2021 (incorporated by reference to Exhibit 99.1 to the Registrant’s S-8 filed with the SEC on July 2, 2021)

8.1*	List of Subsidiaries

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CEO

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CFO

13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CEO

13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CFO

15.1*	Consent of KPMG LLP

99.1	Audit Committee Charter dated February 9, 2021 (incorporated by reference to Exhibit 99.1 of the Registrant’s 20-F filed with the SEC on April 1, 2022)

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

˄

Certain portions of this exhibit have been redacted pursuant to the Instructions as to Exhibits of Form 20-F, including the omission of schedules to such exhibits. The Company agrees to furnish to the Securities and Exchange Commission a copy of any omitted schedules upon request.

+	Indicates management contract or compensatory plan.

*	Filed electronically herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GREENBROOK TMS INC.

DATED: April 17, 2023	By:	/s/ Bill Leonard
Bill Leonard Chief Executive Officer